Notice of Annual Meeting
Proxy Statement
2013 Annual Report

First Citizens BancShares

First Citizens BancShares

A Letter From The Chairman

Frank B. Holding, Jr.

Dear Shareholder:

First Citizens Bank is primed for growth in 2014 and beyond. Prudent financial management and investments in our corporate brand, products, technology and infrastructure have laid significant groundwork for our continued future success.

Economic conditions have improved since I last wrote, and business and consumer confidence are somewhat stronger. As a result, we were pleased to see an increase in lending activity during the third and fourth quarters of 2013.

At the end of 2013, our balance sheet remained exceptionally strong and asset quality continues to improve. Net income for 2013 increased 25 percent over 2012. Our 2013 earnings continued to be favorably influenced by the assets we acquired from six FDIC-assisted transactions in recent years. Credit quality improvements also contributed to higher 2013 earnings.



First Citizens BancShares Executive Management
Edward L. Willingham IV
President
Hope Holding Bryant
Vice Chairman
Frank B. Holding, Jr.
Chairman and CEO
Glenn D. McCoy
Chief Financial Officer
***Frank B. Holding** (not pictured)*
Executive Vice Chairman

Abundant liquidity and capital enable us to pursue growth through strategic acquisitions. A prime example is the January 1 merger of Hendersonville, N.C.-based 1st Financial Services Corporation and its wholly owned banking subsidiary, Mountain 1st Bank & Trust Company, into First Citizens Bank. We will continue to look for merger opportunities like this one that strengthen our footprint in markets we currently serve.

To better tell the First Citizens story in all our markets, last September we unveiled an unprecedented advertising campaign that features a refreshed brand and updated company logo. Our new brand line, Forever First®, simply yet eloquently symbolizes our commitment to the people, businesses and communities who rely on us to be the best we can be. It is reflected in all our branches, in print advertising and online at firstcitizens.com and our new YouTube channel. In the Triangle and greater Charlotte areas of North Carolina, television, radio and outdoor advertising currently share our brand story. We hope to expand the scope of the advertising.

The new marketing materials also promote two product packages launched in 2013. Tailored products and services are conveniently bundled together, providing the best value for specific customer segments.

The Your Family First℠ account package is designed to meet the needs of financially active households, and Your Venture First℠ is for small businesses. Product bundles like these also help our sales associates deepen and expand relationships with our customers.

continued on back

Throughout 2013, First Citizens improved customers' options for banking whenever and wherever is most convenient for them. We continued our intelligent ATM upgrade program, introduced powerful new capabilities to our mobile banking offering and added functionality to firstcitizens.com.

Despite the growing popularity of alternative banking options like these, traditional brick and mortar bank branches remain an important delivery channel. We must be increasingly conscientious about how we manage our branch network. That's why in 2013, we conducted comprehensive data analysis and established a strategic branch optimization road map to ensure informed future decisions.

Our ability to sustain and increase earnings in the future is incumbent on our willingness to invest in our capacity to grow. We remain focused on various strategic initiatives that will improve the strength of First Citizens and allow us to support a larger bank. Last fall, First Citizens launched multiple revenue-generating initiatives that involve lending, credit card products, merchant services and more.

During 2013, we continued our multi-year technology improvement project called Transformation that will modernize our core systems and strengthen our data security. Highlights last year included selecting a loan system and forming a task force to help plan for a future sales and service delivery platform.

We are looking forward to growth in our wealth management line of business. Michael Wilson joined First Citizens' leadership as manager of wealth management in 2013. He brings to First Citizens more than 23 years of experience in the wealth industry, and will lead the ongoing implementation of a new operating model for his group that was unveiled last fall.

Glenn McCoy, who I introduced to you in last year's letter as executive vice president of finance, was named chief financial officer of First Citizens BancShares and First Citizens Bank last April. Over the past year he has adjusted and strengthened our corporate finance function, adding to the group the positions of treasurer and chief accounting officer — among others — as befits our growing company.

First Citizens President Ed Willingham was elected to the board of directors of the American Bankers Association. He also serves on the boards of the Federal Reserve Bank of Richmond and North Carolina Bankers Association.

My father, First Citizens BancShares Executive Vice Chairman Frank Holding, joined his father and brother as a member of the North Carolina Banking Hall of Fame. He was one of seven North Carolina banking icons inducted in 2013. After six decades dedicated to our company and industry, he has decided to step down from our corporate board April 29 and retire altogether September 2. First Citizens would not be what it is today without my father's leadership, vision and relationship building, and we are forever grateful for his contributions.

Many other First Citizens associates contribute in meaningful ways to the markets we serve across the nation. I would like to take this opportunity to thank them for all they do for our company and our communities. I would also like to express my gratitude for your support as we strive to grow our bank to its fullest potential. First Citizens' best years lie ahead.

Sincerely,

Frank B. Holding, Jr.

Frank B. Holding, Jr.
March 17, 2014

First Citizens BancShares

First Citizens BancShares

Post Office Box 27131
Raleigh, North Carolina 27611-7131

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of shareholders of First Citizens BancShares, Inc. will be held at the First Citizens Center located at 4300 Six Forks Road, Raleigh, North Carolina, at 9:00 a.m. EDT on Tuesday, April 29, 2014.

The purposes of the meeting are:

1. **Election of Directors:** To elect 12 directors for one-year terms;
2. **Charter Amendment:** To vote on a proposal to approve and adopt an amendment to our Restated Certificate of Incorporation to (a) authorize a new class of capital stock consisting of 10,000,000 shares of preferred stock, $0.01 par value per share, and to authorize our Board of Directors to issue the shares from time to time, to create separate series of shares within the new class, establish the number of shares included in each series, and fix the designations, powers, and preferences and the relative, participating, optional and other rights of, and any qualifications, limitations or restrictions on, the shares within each separate series of preferred stock; and (b) to delete an unnecessary provision which specifies the address of our principal place of business;
3. **Long-Term Incentive Plan:** To vote on a proposal to approve a Long-Term Incentive Plan pursuant to the provisions of Section 162(m) of the Internal Revenue Code of 1986, as amended;
4. **Advisory Vote on Executive Compensation:** To vote on a non-binding, advisory resolution to approve compensation paid or provided to our executive officers as disclosed in our proxy statement for the Annual Meeting (a "say-on-pay" resolution);
5. **Ratification of Appointment of Independent Accountants:** To vote on a proposal to ratify the appointment of Dixon Hughes Goodman LLP as our independent accountants for 2014;
6. **Shareholder Proposal:** To vote on a shareholder proposal regarding the voting rights of a class of our stock; and
7. **Other Business:** To transact any other business properly presented for action at the Annual Meeting.

Our Board of Directors recommends that you vote:
"For" each of the 12 nominees named in the enclosed proxy statement for election as directors;
"For" approval of the proposed amendment to our Restated Certificate of Incorporation;
"For" approval of the proposed Long-Term Incentive Plan;
"For" the advisory resolution regarding executive compensation;
"For" ratification of the appointment of our independent accountants; and
"Against" the shareholder proposal regarding the voting rights of a class of our stock.

At the Annual Meeting, you may cast one vote for each share of our Class A Common Stock, and 16 votes for each share of our Class B Common Stock, you held of record on March 3, 2014, which is the record date for the meeting.

You are invited to attend the Annual Meeting in person. However, if you are the record holder of your shares of our common stock, we ask that you appoint the Proxies named in the enclosed proxy statement to vote your shares for you by signing, dating and returning the enclosed proxy card, or following the instructions in the proxy statement to appoint the Proxies by Internet, even if you plan to attend the Annual Meeting. If your shares are held in "street name" by a broker or other nominee, the record holder of your shares must vote them for you, so you should follow your broker's or nominee's directions and give it instructions as to how it should vote your shares. Doing that will help us ensure that your shares are represented and that a quorum is present at the Annual Meeting. Even if you sign a proxy card or appoint the Proxies by Internet, you may still revoke your appointment later or attend the Annual Meeting and vote in person.

This notice and the enclosed proxy statement and proxy card are being mailed to our shareholders on or about March 17, 2014.

By Order of the Board of Directors

Kathy A. Klotzberger
Secretary

YOUR VOTE IS IMPORTANT. WHETHER YOU OWN ONE SHARE OR MANY, YOUR PROMPT COOPERATION IN VOTING BY PROXY IS APPRECIATED.

TABLE OF CONTENTS

First Citizens BancShares

Post Office Box 27131
Raleigh, North Carolina 27611-7131

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

General

This proxy statement is dated March 17, 2014, and is being furnished to our shareholders by our Board of Directors in connection with our solicitation of appointments of proxies in the form of the enclosed proxy card for use at the 2014 Annual Meeting of our shareholders and at any adjournments of the meeting. The Annual Meeting will be held at the First Citizens Center located at 4300 Six Forks Road, Raleigh, North Carolina, at 9:00 a.m. EDT on Tuesday, April 29, 2014.

In this proxy statement, the terms "you," "your" and similar terms refer to the shareholder receiving it. The terms "we," "us," "our" and similar terms refer to First Citizens BancShares, Inc. and, as the context may require, collectively to us and First-Citizens Bank & Trust Company, our bank subsidiary. "FCB" refers to First-Citizens Bank & Trust Company. IronStone Bank was our former subsidiary which was merged into FCB during January 2011.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON APRIL 29, 2014

The notice of meeting, proxy statement and annual report to security holders are available at: www.proxyvote.com

Proposals to be Voted on at the Annual Meeting

At the Annual Meeting, record holders of our common stock will:

- elect 12 directors for one-year terms (see "Proposal 1: Election of Directors" on page 5);
- vote on a proposal to adopt and approve an amendment to our Restated Certificate of Incorporation to (1) authorize a new class of our capital stock consisting of 10,000,000 shares of undesignated preferred stock and (2) delete an unnecessary provision which specifies the address of our principal place of business (see "Proposal 2: Approval and Adoption of Charter Amendment" on page 44);
- vote on a proposal to approve a Long-Term Incentive Plan pursuant to the provision of Section 162(m) of the Internal Revenue Code of 1986, as amended (see "Proposal 3: Approval of Long-Term Incentive Plan" on page 48);
- vote on a proposal to approve a non-binding, advisory resolution (a "say-on-pay" resolution) to approve compensation paid or provided to our executive officers as disclosed in this proxy statement (see "Proposal 4: Advisory Vote on Executive Compensation" on page 52);
- vote on a proposal to ratify the appointment of Dixon Hughes Goodman LLP as our independent accountants for 2014 (see "Proposal 5: Ratification of Appointment of Independent Accountants" on page 54);
- vote on a proposal submitted by a shareholder regarding the voting rights of a class of our stock (see "Proposal 6: Shareholder Proposal Regarding Voting Rights" on page 56); and
- transact any other business properly presented for action at the Annual Meeting.

Our Board of Directors recommends that you vote "FOR" the election of each of the 12 nominees for director named in this proxy statement, "FOR" Proposals 2, 3, 4 and 5, and "AGAINST" Proposal 6.

How You Can Vote at the Annual Meeting

Record Holders. If your shares of our common stock are held of record in your name, you can vote at the Annual Meeting in any of the following ways.

- You can attend the Annual Meeting and vote in person.
- You can sign, date and return the proxy card enclosed with this proxy statement to appoint the "Proxies" named below to vote your shares for you at the meeting, or you can validly appoint another person to vote your shares for you.
- You can appoint the Proxies to vote your shares for you by going to the Internet voting website *www.proxyvote.com*. Have your enclosed proxy card in hand when you access the website. When you are prompted for your "control number," enter the 12-digit number printed on your proxy card, and then follow the instructions provided to create an electronic voting instruction form. You may appoint the Proxies by Internet up until 11:59 p.m. EDT on April 28, 2014, which is the day before the Annual Meeting date. If you appoint the Proxies by Internet, you need not sign and return a proxy card. You will be appointing the Proxies to vote your shares on the same terms and with the same authority as if you marked, signed and returned a proxy card. The authority you will be giving the Proxies is described below and in the proxy card enclosed with this proxy statement.

Shares Held in "Street Name." Only the record holders of shares of our common stock or their appointed proxies may vote those shares. As a result, if your shares of our common stock are held for you in "street name" by a broker or other nominee (such as a bank or custodian), then your broker or nominee (*i.e.*, the record holder) must vote them for you, or appoint the Proxies to vote them for you, unless you make arrangements for your broker or nominee to assign its voting rights to you or for you to be recognized as the person entitled to vote your shares. You will need to follow the directions your broker or nominee provides you and give it instructions as to how it should vote your shares by completing and returning to it the voting instruction sheet you received from your broker or nominee with this proxy statement, or by giving voting instructions electronically as directed by your broker or nominee.

Brokers and other such nominees typically have the discretionary authority to vote shares they hold for their clients on routine matters when no instructions are received from beneficial owners of the shares. However, rules generally prohibit brokers from voting their customers' shares on matters designated by the rules as "non-routine" unless the beneficial owners of the shares provide voting instructions. As a result, if your shares are held by a broker, it may not vote your shares at the Annual Meeting in the election of our directors or on Proposals 2, 3, 4 or 6 unless you provide voting instructions. To ensure that your shares held by a broker are represented at the Annual Meeting and voted in the manner you desire, ***it is important that you instruct your broker as to how it should vote your shares.***

Solicitation and Voting of Proxy Cards

If you are the record holder of your shares of our common stock, a proxy card is included with this proxy statement that provides for you to name four of our directors (Hope H. Bryant, H. Lee Durham, Jr., Frank B. Holding, Jr. and Lucius S. Jones), or any substitutes appointed by them, individually and as a group, to act as your "Proxies" and vote your shares at the Annual Meeting. We ask that you sign and date your proxy card and return it in the enclosed envelope, or follow the instructions above for appointing the Proxies by Internet, so that your shares will be represented at the meeting.

If you sign a proxy card and return it so that we receive it before the Annual Meeting, or you appoint the Proxies by Internet, you will be appointing the Proxies to vote your shares for you, and they will vote, or abstain from voting, according to the instructions you give them in your proxy card or, if you vote by Internet, in your electronic voting instruction form. If you sign and return a proxy card or appoint the Proxies by Internet, but you do not give any voting instructions, then the Proxies will vote your shares **"FOR"** the election of each of the 12 nominees for director named in Proposal 1 below, **"FOR"** Proposals 2, 3, 4 and 5, and **"AGAINST"** Proposal 6. If before the Annual Meeting any nominee named in Proposal 1 becomes unable or unwilling to serve as a director for any reason, your proxy card or electronic voting instruction form will give the Proxies discretion to vote your shares for a substitute nominee named by our Board of Directors. If no substitute nominee is named by our Board of Directors, then the number of directors to be elected at the Annual Meeting will be reduced accordingly. We are not aware of any other business that will be brought before the Annual Meeting other than the election of directors and the proposals described in this proxy statement. However, if any other matter is properly presented for action by our shareholders, your proxy card or electronic voting instruction form will authorize the Proxies to vote your shares according to their best judgment. The Proxies also will be authorized to vote your shares according to their best judgment on matters incident to the conduct of the meeting, including motions to adjourn the meeting.

If you are the record holder of your shares and you do not return a proxy card or appoint the Proxies by Internet, the Proxies will not have authority to vote for you and your shares will not be represented or voted at the Annual Meeting unless you attend the meeting in person or validly appoint another person to vote your shares for you.

Revocation of Proxy Cards; How You Can Change Your Voting Instructions

Record Holders. If you are the record holder of your shares and you sign and return a proxy card or appoint the Proxies by Internet, and you later wish to change the voting instructions or revoke the authority you gave the Proxies, you can do so before the Annual Meeting by taking the appropriate action described below.

To change the voting instructions you gave the Proxies, whether by returning a proxy card or appointing the Proxies by Internet, you can:

- sign a proxy card, dated after the date of your original proxy card or after you appointed the Proxies by Internet, which contains your new voting instructions, and submit it to our proxy tabulator, Broadridge Corporate Issuer Solutions, Inc., at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, or deliver it to our Corporate Secretary at the Annual Meeting, so that your new proxy card is received before the voting takes place at the Annual Meeting; or
- before 11:59 p.m. EDT on April 28, 2014 (the day before the Annual Meeting), go to the same voting website (*www.proxyvote.com*) that you used to appoint the Proxies by Internet, enter your 12-digit "control number" (printed on the enclosed proxy card), and then create a new electronic voting instruction form and enter your new voting instructions.

You may obtain another proxy card by calling Broadridge Corporate Issuer Solutions, Inc. at 855-449-0981. Whether you return a proxy card or vote by Internet, the Proxies will follow the last voting instructions received from you before the voting takes place at the Annual Meeting.

To revoke your proxy card or your appointment of the Proxies by Internet, you can:

- give Broadridge Corporate Issuer Solutions, Inc. a written notice at its address listed above, which must be received before the voting takes place at the Annual Meeting, that you want to revoke your proxy card or Internet appointment; or
- attend the Annual Meeting and either vote your shares in person or notify our Corporate Secretary at the meeting that you want to revoke your proxy card or Internet appointment. Simply attending the Annual Meeting alone, without voting in person or notifying our Corporate Secretary, will not revoke your proxy card or Internet appointment.

Shares Held in "Street Name." If your shares are held in "street name" and you want to revoke or change voting instructions you have given to your broker or other nominee, you must contact your broker or nominee and follow its directions.

Expenses and Method of Solicitation

We will pay all costs of our solicitation of proxy cards for the Annual Meeting, including costs of preparing and mailing this proxy statement. We are requesting banks, brokers, custodians and other nominees and fiduciaries to forward copies of our proxy solicitation materials to their principals and request their voting instructions, and we will reimburse those persons for their expenses in doing so. In addition to solicitation by mail, our and FCB's directors, officers and employees may solicit proxy cards, personally or by telephone, electronic mail or other methods of communication, but they will not receive any additional compensation from us for doing so.

In connection with the solicitation of proxy cards for the Annual Meeting, we have not authorized anyone to give you any information, or make any representation, that is not contained in this proxy statement. If anyone gives you any other information or makes any other representation, you should not rely on it as having been authorized by us.

Record Date and Voting Securities

The close of business on March 3, 2014, is the "Record Date" we are using to determine which shareholders are entitled to receive notice of and to vote at the Annual Meeting and how many shares they are entitled to vote. Our voting securities are the 8,586,058 shares of Class A Common Stock ("Class A Common") and 1,032,883 shares of Class B Common Stock ("Class B Common") that were outstanding on the Record Date. You must have been a record holder of our stock on that date in order to vote in person or by proxy at the meeting.

Quorum and Voting Procedures

A quorum must be present for business to be conducted at the Annual Meeting. For all matters to be voted on at the meeting, a quorum will consist of shares representing a majority of the aggregate votes entitled to be cast by holders of outstanding shares of Class A Common and Class B Common that may be voted at the meeting. Shares represented in person or by proxy at the meeting will be counted for the purpose of determining whether a quorum exists. Once a share is represented for any purpose at the meeting, it will be treated as present for quorum purposes for the remainder of the meeting and for any adjournments. If you return a valid proxy card, appoint the Proxies by Internet or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain or instruct the Proxies to abstain from voting on one or more matters voted on. Broker "non-votes" also will be counted in determining whether there is a quorum. Broker "non-votes" will occur if your shares are held by a broker and are voted by the broker on one or more matters at the meeting but are not voted by the broker on a "non-routine" matter because you have not given the broker voting instructions on that matter. If your shares are represented at the meeting with respect to any matter voted on, they will be treated as present with respect to all matters voted on, even if they are not voted on all matters.

You may cast one vote for each share of Class A Common, and 16 votes for each share of Class B Common, that you held of record on the Record Date on each director to be elected and on each other matter voted on by shareholders at the Annual Meeting. Votes may not be cumulated in the election of directors.

Vote Required for Approval

Our directors are elected by a plurality of the votes cast in elections. In the election of directors at the Annual Meeting, the 12 nominees receiving the highest numbers of votes will be elected. For Proposal 2 to be approved, a majority of the votes entitled to be cast at the Annual Meeting with respect to all of our outstanding common stock, voting together, must be cast in favor of the proposal. For Proposals 3, 4, 5 and 6 to be approved, a majority of the votes entitled to be cast with respect to shares present or represented at the Annual Meeting must be cast in favor of each proposal. Abstentions and broker non-votes will have no effect in the voting for directors, but they will have the same effect as votes against Proposals 2, 3, 4, 5 and 6 and any other matter voted on by our shareholders at the Annual Meeting.

PROPOSAL 1: ELECTION OF DIRECTORS

Our Board of Directors recommends that you vote "FOR" each of the 12 nominees named below.

General

Our Bylaws provide that:

- our Board of Directors will consist of not less than five nor more than 30 members, and our Board is authorized to set and change the actual number of our directors from time to time within those limits; and
- our directors are elected each year at the Annual Meeting for terms of one year or until their successors have been duly elected and qualified.

Nominees

Our Board of Directors has set the number of our directors at 12 for the year following the Annual Meeting and, following the recommendation of our Compensation, Nominations and Governance Committee, it has nominated the 12 current directors named in the table below for re-election as directors at the meeting. If, before the Annual Meeting, any nominee becomes unable or unwilling to serve as a director for any reason, the Board of Directors may name a substitute nominee or, if the Board elects not to name a substitute nominee, the number of our directors will be reduced accordingly.

The following table lists information about each nominee, including a description of his or her principal occupation and business experience.

Name and Age	Current Positions With Us and FCB (1)	Independent Director (2)	Year First Elected (3)	Principal Occupation and Business Experience
John M. Alexander, Jr. 64	Director	Yes	1990	President and Chief Operating Officer, Cardinal International Trucks, Inc. (truck dealer)
Victor E. Bell III 57	Director	Yes	2002	Chairman and President, Marjan, Ltd. (real estate and other investments)
Hope H. Bryant (4)(5) 51	Director; our and FCB's Vice Chairman	No	2006	Our and FCB's executive officer
Hubert M. Craig III 57	Director	Yes	1998	Vice President and director, Gaston County Dyeing Machine Company (textile machinery manufacturer)
H. Lee Durham, Jr. (5) 65	Director; Chairman of our Audit Committee	Yes	2003	Retired; previously, partner, PricewaterhouseCoopers LLP (public accounting firm)
Daniel L. Heavner 66	Director	Yes	2007	Managing partner, Heavner Furniture Market (retail furniture sales)
Frank B. Holding, Jr. (4)(5) 52	Director; our and FCB's Chairman and Chief Executive Officer	No	1993	Our and FCB's executive officer
Lucius S. Jones 71	Lead Independent Director; Chairman of our Compensation, Nominations and Governance Committee	Yes	1994	President, Chief Executive Officer and Owner, United Realty & Construction Company, Inc. (real estate development and construction)

Name and Age	Current Positions With Us and FCB (1)	Independent Director (2)	Year First Elected (3)	Principal Occupation and Business Experience
Robert E. Mason IV 55	Director	Yes	2007	Chairman, President and Chief Executive Officer, R. E. Mason Company of the Carolinas (industrial automation and engineering services)
Robert T. Newcomb 53	Director; Chairman of our Risk Committee	Yes	2002	Chairman, President and Owner, Newcomb Affiliates, Inc. and its subsidiary, Newcomb & Company (mechanical contractors)
James M. Parker 71	Director	No	2007	Retired; previously, our and FCB's Vice Chairman and IronStone Bank's President - Western Division and Chief Operating Officer
Ralph K. Shelton 71	Director	Yes	2003	Chairman, President and Chief Executive Officer, Southeast Fuels, Inc. (bulk fuel distributor)

(1) Each of our directors also serves as a director of FCB. Listings of the members of certain committees of our Board are contained below under the heading "*COMMITTEES OF OUR BOARD*."

(2) Designations are based on our Board of Directors' most recent review of transactions, relationships and other arrangements involving our directors and determination of which of our directors it considers to be "independent" under criteria contained in the listing requirements of The NASDAQ Stock Market. Further information about the Board's determination process is contained below under the caption "*CORPORATE GOVERNANCE* – Director Independence."

(3) "Year First Elected" refers to the year in which each individual first became our director.

(4) Mr. F. Holding, Jr. is the son of Mr. F. Holding (our current executive officer and a director who is not standing for re-election) and the brother of Mrs. Bryant. Mrs. Bryant is the sister of Mr. F. Holding, Jr. and the daughter of Mr. F. Holding.

(5) Certain of our directors and nominees for director currently serve, or during the past five years have served, as directors of other publicly-held companies. Mr. F. Holding, Jr. currently serves as a director of Piedmont Natural Gas Company, Inc., Charlotte, NC. Mr. Durham served as a director of Triad Guaranty, Inc., Winston-Salem, NC until his retirement from that company's board of directors during 2012. Certain of our directors also serve as directors of or in a similar position with other companies that are not publicly-held: Mr. F. Holding, Jr. serves as a member of the Board of Trustees of Blue Cross and Blue Shield of North Carolina, which is a not-for-profit health insurer, and as a director of First Citizens Bancorporation, Inc. and Mt. Olive Pickle Company, Inc., which are not public companies. Mrs. Bryant serves as a director of Fidelity BancShares (N.C.), Inc., Southern BancShares (N.C.), Inc. and Yadkin Valley Company, which are not public companies.

Our Board of Directors recommends that you vote "FOR" each of the 12 nominees named above. The 12 nominees receiving the highest numbers of votes will be elected.

Factors Bearing on Selection of Nominees

The experience, qualifications, attributes, skills and other factors that led our Board to conclude that each nominee listed in the table above should serve or continue to serve as a director are described below.

John M. Alexander, Jr.

- Thorough understanding of the Company and its financial operations derived from service as a director since 1990 and as a member of the Company's Audit Committee.
- Extensive community leadership experience. Visible and active as a community leader.
- Management and financial experience derived from 43+ years in managing, operating, and growing a successful truck dealership. Currently serves on the Board of Directors of the North Carolina Automobile Dealers Association.
- Attuned to the financial needs of small and mid-size businesses, FCB's largest business segment.

Victor E. Bell III

- Thorough understanding of our business and operations derived from service as a director since 2002 and as a member of our Audit Committee, a member of the Executive Committee (through June 2013), and a member of FCB's Trust Committee (since July 2013).
- Familiarity with real estate, real estate-related investments, and business in North Carolina's Triangle market.
- Familiarity with the medical community and universities and other educational institutions in North Carolina derived from service on the Board of Visitors of the University of North Carolina at Chapel Hill and the Board of Visitors of the UNC Lineberger Comprehensive Cancer Center, and as chairman and president of Ravenscroft School (until 2012) and Ravenscroft Foundation.
- Management and financial experience derived from more than 33 years in managing, operating, and growing a successful family-owned real estate and investment business.
- Understanding of the financial needs and challenges of small and mid-size businesses, FCB's largest business segment.

Hope H. Bryant

- Intimate knowledge of our business and its culture, values, goals, strategies, and operations derived from more than 27 years of employment, including management experience with us and our bank subsidiaries, and service as a director since 2006. Currently serves as our and FCB's Vice Chairman and as a member of our Executive Committee.
- Experienced in managing our expansion into new markets as the former President of IronStone Bank.
- Visible and active community leader.
- Substantial personal financial interest in the long term growth, stability, and success of our company and FCB because of her significant ownership of shares of our company.

Hubert M. Craig III

- Thorough understanding of our business and its culture, values, goals and financial operations derived from service as a director since 1998 and as a member of our Audit Committee.
- Extensive community leadership experience, and visible and active as a community leader.
- Management experience derived from more than 26 years of direct involvement in the management of a privately-owned manufacturing facility engaged in worldwide sales of textile dyeing equipment and custom stainless steel fabrication.
- Personal knowledge of North Carolina's Charlotte-Gastonia market.
- Understanding of the financial needs of small and mid-size businesses, FCB's largest business segment.

H. Lee Durham, Jr.

- Thorough understanding of our business and its culture, values, and goals derived from service as a director since 2003, and as Chairman of our Audit Committee, member of our Compensation, Nominations and Governance Committee (since July 2013), and member of our Executive Committee.
- Financial and accounting experience derived from 32 years in public accounting, a significant portion of which was dedicated to bank clients, including service as auditor and consultant, additionally qualifying him to continue serving as Chairman of, and financial expert for, the Audit Committee.
- Experience derived from past service as a director, chairman of the audit committee, chairman of the nominations and corporate governance committee, member of the compensation committee, and lead independent director of another public financial services company.
- Visible and active member of the North Carolina Innovation Council and Airlie Gardens Foundation Board.

Daniel L. Heavner

- Thorough understanding of our business and its culture, values, and goals derived from service as a director since 2007, and as a member of our Risk Committee (since July 2013), a member of FCB's CRA Committee, and as a member of our former Compensation and Nominations Committees.

- Management and finance experience derived from more than 42 years in managing, operating, and growing various successful small business ventures, including retail furniture, apartment ownership and management, real estate development and construction, farming operations, government service contracts, and real estate investments.
- Intimate knowledge of retail business operations.
- Personal knowledge of North Carolina's Triangle market.
- Experience with public agencies for the development of public and low-cost housing.
- Understanding of the business operations and financial needs of small and mid-size businesses, FCB's largest business segment.

Frank B. Holding, Jr.

- Intimate knowledge of our business and its culture, values, goals, strategies, and operations derived from more than 29 years of employment, including management experience with us and FCB, and service as a director since 1993. Currently serves as our and FCB's Chairman and Chief Executive Officer and Chairman of our joint Executive Committee.
- Visible and active community leader, including past service as chairman of the statewide North Carolina Chamber of Commerce.
- Experience derived from service as a director of other public companies.
- Substantial personal financial interest in the long term growth, stability, and success of our company and FCB because of his significant ownership of shares of our company.

Lucius S. Jones

- Thorough understanding of our business and its culture, values, and goals derived from service as a director since 1994 and as Lead Independent Director, Chairman of our Compensation, Nominations and Governance Committee (since July 2013), and member of our Executive Committee, as well as past service as Chairman of our former Compensation Committee.
- Financial institution management experience derived from service as former president and chief executive officer of a federal savings and loan association.
- Political and public leadership experience derived from service as mayor of Wendell, North Carolina, chairman of the North Carolina Housing Finance Board, president of the North Carolina League of Municipalities, and service on various state and local boards, commissions, and agencies.
- Management experience derived from more than 28 years in managing, operating, and growing a successful real estate development and construction business.
- Experience as a community leader.
- Experience with public agencies regarding land use and the development of public and low-cost housing.
- Familiarity with residential real estate development and home building in North Carolina.

Robert E. Mason IV

- Thorough understanding of our business and its culture, values, and goals derived from service as a director since 2007 and as a member of our Risk Committee (since July 2013) and Compensation, Nominations and Governance Committee (since July 2013), and his past service as a member of our former Compensation and Nominations Committees.
- Visible and active community leader, including services on the Presbyterian Hospital Foundation.
- Management experience derived from more than 17 years in managing, operating, and growing a successful industrial automation and engineering services business.
- National and international business perspective derived from his business experience.
- Understanding of the financial needs and operations of small and mid-size businesses, FCB's largest business segment.

Robert T. Newcomb

- Thorough understanding of our business and its culture, values, and goals derived from service as a director since 2002, a member of our Executive Committee (since July 2013), Chairman of our Risk Committee (since July 2013), and his past experience as Chairman of our former Nominations Committee.
- Visible and active community leader, including past service as President and Board Chair for Capital Area YMCA.
- Management experience derived from more than 31 years in managing, operating, and growing a successful mechanical contracting company.
- Knowledge of the construction and development industry, market conditions, and business opportunities in North Carolina's Triangle market.
- Understanding of the needs of small and mid-size businesses, FCB's largest business segment.

James M. Parker

- Intimate knowledge of our business and its culture, values, goals, strategies, and operations derived from more than 45 years of management experience with us, FCB and IronStone Bank in a variety of markets and in differing economic climates, and through service as a director since 2007, and service as a member of and Risk Expert for our Risk Committee (since July 2013) and as a member of FCB's CRA Committee.
- Experienced in managing our expansion into new markets.
- Intimate knowledge of our markets in the nation's western states.

Ralph K. Shelton

- Thorough understanding of our business and its culture, values, and goals derived from service as a director since 2003 and as Chairman of FCB's CRA Committee and a member of our Compensation, Nominations and Governance Committee (since July 2013).
- Visible and active community leader.
- Management experience derived from more than 28 years in managing, operating, and growing a successful business marketing coal and oil to major accounts in the southeastern United States.
- Intimate knowledge of North Carolina's Triad market, as well as market and economic conditions in the southeastern United States.
- Familiarity with the medical community and universities and other educational institutions in North Carolina derived from service as chairman of Moses Cone-Wesley Long Community Foundation, past trustee and chairman of NC A&T State University, vice chairman of the Gateway University Research Park, and member of the Guilford Technical Community College Foundation Board.
- Understanding of the financial needs of small and mid-size businesses, FCB's largest business segment.
- As an African-American and as an organizer of the Greensboro Venture Capital Fund (a fund created to assist women and minority-owned start-up businesses), understanding of the financial needs and concerns of minority customers and, more specifically, minority business owners.

CORPORATE GOVERNANCE

Our Board of Directors has adopted Corporate Governance Guidelines that describe principles and practices that our Board will follow in carrying out its responsibilities. Together with our Bylaws, those Guidelines establish various processes related to the structure and leadership of our Board and the governance of our organization, including certain of the matters described below.

Director Independence

Determination of Independent Directors. Each year our Board of Directors reviews transactions, relationships and other arrangements involving our directors and determines which of the directors the Board considers to be "independent." In making those determinations, the Board applies the independence criteria contained in the listing requirements of The NASDAQ Stock Market ("Nasdaq"). The Board has directed our Compensation, Nominations and Governance Committee to assess each outside director's independence and report its findings to the Board in connection with the Board's annual determination, and, between those annual determinations, to monitor the status of each director on an ongoing basis and inform the Board of changes in factors or circumstances that may affect a director's ability to exercise independent judgment. The following table lists our current directors, persons who served as directors during 2013, and nominees for election as directors at the Annual Meeting, whom our Board believes were during their terms of office, and will be if elected, "independent" directors under Nasdaq's criteria.

John M. Alexander, Jr.	H. Lee Durham, Jr.	Robert E. Mason IV
Victor E. Bell III	Daniel L. Heavner	Robert T. Newcomb
Hubert M. Craig III	Lucius S. Jones	Ralph K. Shelton

In addition to the specific Nasdaq criteria, in assessing each director's or nominee's independence, the Compensation, Nominations and Governance Committee and the Board consider whether they believe transactions that are disclosable in our proxy statements as "related person transactions," as well as any other transactions, relationships, arrangements or other factors, could impair that director's ability to exercise independent judgment. In its determination that the directors named above are or were independent, the Committee and the Board considered those transactions and relationships described below under the heading "*TRANSACTIONS WITH RELATED PERSONS*," as well as: (1) FCB's lending relationships with directors who are loan customers and whose loans are subject to laws and regulations pertaining to loans to directors (including the requirement that those loans be approved by a majority of the full Board); (2) Mr. Heavner's and his family's interest, and his position as a general partner, in a real estate partnership in which a company owned by our Executive Vice Chairman, Frank B. Holding, and his family members also is a partner and holds an interest; (3) services provided from time to time by Mr. Newcomb's mechanical contracting firm, directly and on a competitive bid basis as a contractor or subcontractor, in connection with the maintenance, construction or renovation of facilities owned, leased or managed by FCB; and (4) Messrs. Bell's and Newcomb's service as directors and/or officers of non-profit organizations to which FCB from time-to-time has made contributions.

Executive Sessions of Independent Directors. Our independent directors meet separately, without management or non-independent directors, in conjunction with each regular quarterly meeting of our Board. At their discretion, they may hold separate meetings other than in conjunction with Board meetings, and such a meeting will be held at the request of any independent director. During 2013, the independent directors met in executive session following each of the Board's quarterly meetings.

Lead Independent Director. Under our Corporate Governance Guidelines, if the Chairman elected by our Board is not an independent director, then each year our independent directors will designate a separate "Lead Independent Director." Even if the Chairman is an independent director, our independent directors still may, at their option, designate a Lead Independent Director. Lucius S. Jones has been designated and currently serves as our Lead Independent Director.

Under the Guidelines, the duties of our Lead Independent Director include:

- convening and presiding at executive sessions and separate meetings of our independent directors, and serving as the liaison between the independent directors and our Chairman and management;
- consulting with the Chairman regarding concerns of our independent directors and matters discussed, decisions reached, or suggestions made, at executive sessions and separate meetings of independent directors;
- consulting with the Chairman regarding the schedule, agenda, and information for Board meetings;
- consulting with the Chairman with respect to consultants who may report directly to the Board;
- consulting with the Chairman and management as to the quality, quantity, and timeliness of information provided to the Board by management;
- being available, as appropriate, for communications with our shareholders; and
- performing such other duties and exercising such other authority as is described elsewhere in the Guidelines and as the Board may from time to time determine.

A special meeting of the Board or any committee of the Board will be called at the Lead Independent Director's request. Also, while our Chairman sets the agenda for each Board meeting, and any director may propose agenda items, a matter will be placed on the agenda for any regular or special Board or committee meeting at the Lead Independent Director's request.

Board Leadership Structure

Our Board performs its oversight role through various committees which are appointed by the Board after consideration of the recommendations made by our independent Compensation, Nominations and Governance Committee. Those committees may be established as separate committees of our Board or as joint committees of our and FCB's Boards. The Boards annually elect a Chairman whose duties are described in our Bylaws and, currently, our Chief Executive Officer also serves as Chairman of our and FCB's Boards. Although our Bylaws contemplate that our Chairman will be considered an officer, our Board may select any of its members as its Chairman and has no formal policy as to whether our Chief Executive Officer will or may serve as Chairman or whether any other director, including an independent director, may be elected to serve as Chairman.

Because our Chief Executive Officer currently serves as Chairman and members of our management beneficially own large percentages of our voting stock, our Board recognizes the potential for management's influence over the Boards and their processes to diminish the effectiveness of our independent directors and their ability to influence our policies and the Boards' decisions. As a result, and as required by our Corporate Governance Guidelines, our independent directors have designated a separate Lead Independent Director who has the duties and authority described above under the caption "Lead Independent Director," including the calling of meetings of the Boards and placement of matters on the agenda for Board meetings.

As described below under the heading "*COMMITTEES OF OUR BOARD*," all matters pertaining to executive compensation, the selection of nominees for election as directors, and approval of transactions with related persons, are subject to the review and recommendation of Board committees made up entirely of independent directors. Our Corporate Governance Guidelines also provide that:

- all outside directors have full access to any member of management and to our and FCB's independent accountants and internal auditors for the purpose of understanding issues relating to our business;
- upon request, our management will arrange for our outside advisors to be made available for discussions with the Board, any Board committee, our independent directors as a group, or individual directors; and
- the Board, each Board committee, and our independent directors as a group, in each case by a majority vote, have the authority to retain independent advisors from time to time, at our expense, who are separate from and unrelated to our regular advisors.

Our Board believes that the provisions described above enhance the effectiveness of our independent directors and provide for a leadership structure that is appropriate for our company, without regard to whether our Chairman is an independent director.

Board's Role in Risk Management

Risk is inherent in any business and, as is the case with other management functions, our senior management has primary responsibility for day-to-day management of the risks we face. However, as a financial institution, our business involves financial risks that do not exist, or that are more extensive than the risks that exist, in some other types of businesses. We are subject to extensive regulation that requires us to assess and manage those risks and, during their periodic examinations our regulators assess our and the Boards' performance in that regard. Our Boards understand that risk is inherent in our business, and it strives to ensure that risk management is a part of our business culture and that our policies and procedures for assessing, monitoring and limiting risk are part of our daily decision-making process. The Boards' role in risk oversight is an integral part of our overall enterprise risk management framework.

The Boards administer their risk oversight function primarily through committees which may be established as separate or joint committees of our and/or FCB's Boards. In the past, those committees have included our Audit and Compliance Committee (which has been re-named as our Audit Committee) and our Compensation Committee (which has been re-established as our Compensation, Nominations and Governance Committee), each of which has overseen risks associated with its primary areas of responsibility. More recently, during 2013 the Boards established a joint Risk Committee to enhance the Boards' ability to fulfill their responsibility to oversee enterprise-wide risk management, and they appointed a Chief Risk Officer who reports to the new Committee.

The Risk Committee structure is designed to allow for information flow and escalation of risk related issues. This structure includes Board, executive and management level committees. The Risk Committee provides a report on risk management to the full Board on at least a quarterly basis. Our Chief Risk Officer, Chief Financial Officer, Chief Legal Officer, Chief Credit Policy Officer and other officers who oversee certain departments or functions within our and FCB's operations make quarterly reports directly to the Risk Committee. In addition, the Risk Committee coordinates with the Audit Committee for the review of financial statement and related risks and other areas of joint responsibility, and with the Compensation, Nominations and Governance Committee for review of compensation-related risks and corporate governance-related risks. Information regarding the function and responsibilities of these three committees, including the new Risk Committee, is contained below under the heading "*COMMITTEES OF THE BOARD.*"

We believe our regulatory environment and our committee structure result in our Boards being more active in risk management oversight than the boards of corporations that are not, or that are not regulated as extensively as, financial institutions. The involvement of our committees in the Boards' oversight function enhances our Boards' effectiveness and leadership structure by providing opportunities for non-employee directors to become more familiar with FCB's critical operations and more engaged in the Boards' activities with respect to risk management.

Attendance by Directors at Meetings

Board of Directors Meetings. Our Board of Directors met five times during 2013, including four joint meetings with FCB's Board. Our Corporate Governance Guidelines provide that directors are expected to regularly attend meetings of the Board and of the committees on which they serve (subject to circumstances which make their absence unavoidable), to review materials provided to them in advance of meetings, and to participate actively in discussions at meetings and in the work of the committees on which they serve. Each of our current directors attended at least 75% of the aggregate number of meetings of our Board and any committees on which he or she served.

Annual Meetings. Attendance by our directors at Annual Meetings of our shareholders gives directors an opportunity to meet, talk with and hear the concerns of shareholders who attend those meetings, and it gives those shareholders access to our directors that they may not have at any other time. Our Board of Directors recognizes that our outside directors have their own business interests and are not our employees, and that it is not always possible for them to attend Annual Meetings. However, our Board believes that attendance by directors at our Annual Meetings is beneficial to us and to our shareholders, and our Corporate Governance Guidelines provide that our directors are strongly encouraged to attend each Annual Meeting. Each of our 13 directors then in office attended our last Annual Meeting, which was held during April 2013.

Communications with Our Board

Our Board of Directors encourages our shareholders to communicate their concerns and other matters related to our business, and the Board has established a process by which you may send written communications to the Board or to one or more individual directors. You may address and mail your communication to:

Board of Directors
First Citizens BancShares, Inc.
Attention: Corporate Secretary
Post Office Box 27131 (Mail Code FCC22)
Raleigh, North Carolina 27611-7131

You also may send communications by email to *fcbdirectors@firstcitizens.com*. You should indicate whether your communication is directed to the entire Board of Directors, to a particular committee of the Board or its Chairman, or to one or more individual directors. All communications will be reviewed by our Corporate Secretary and, with the exception of communications our Corporate Secretary considers to be unrelated to our or FCB's business, forwarded to the intended recipients. Copies of communications from a customer of FCB or one of its subsidiaries relating to a deposit, loan or other financial relationship or transaction will be forwarded to the department or division most closely associated with the subject of the communication, with a copy to the Chairman of the Compensation, Nominations and Governance Committee, and to any particular director named in the communication.

Code of Ethics

Our Board of Directors has adopted three codes of ethics that apply separately to our and FCB's financial officers, directors, and all employees, respectively. The code that applies to our financial officers is posted on FCB's Internet website at *www.firstcitizens.com/meet-first-citizens/corporate-information/governance/code-of-ethics*. It covers our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Treasurer, and other senior financial officers who have primary responsibility for our financial reporting and accounting functions. Among other things, all three codes are intended to promote:

- honest and ethical conduct;
- the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the Securities and Exchange Commission and in other public communications we make;
- compliance with applicable governmental laws, rules and regulations;
- prompt internal reporting of violations of the codes to the Board's Audit Committee; and
- accountability for adherence to the codes.

We have established a means by which officers, employees, customers, suppliers, shareholders or others may submit confidential and anonymous reports regarding ethical or other concerns about our company, FCB, or any of our respective employees. Anyone wishing to submit a report may call (800) UREPORT (800-873-7678). Reports also may be submitted online through FCB's Internet website at *www.firstcitizens.com/meet-first-citizens/report-ethical-concerns*.

COMMITTEES OF OUR BOARD

General

Our Board of Directors has three standing committees that assist the Board in oversight and governance matters, including the Audit Committee, the Risk Committee, and the Compensation, Nominations and Governance Committee. Each of those committees operates under a written charter approved by our Board that sets out the committee's composition, authority, duties and responsibilities. We believe that each member of the Audit Committee and the Compensation, Nominations and Governance Committee is an "independent director" as that term is defined by Nasdaq's listing standards. A majority of the members of the Risk Committee are independent directors. A copy of the current charter of each of those three committees is posted on FCB's Internet website at *www.firstcitizens.com/meet-first-citizens/corporate-information/governance*.

Our Board also has an Executive Committee, of which a majority of the members are independent directors. Under North Carolina banking law, FCB's Board of Directors is required to have an executive committee which meets as often as required by the Board, but at least once during each month in which the full Board does not meet. Our Executive Committee is a joint committee of our and FCB's Boards of Directors and meets each month in which there is no regularly scheduled Board meeting and at other times as needs arise. Under our and FCB's Bylaws, the Committee is authorized to exercise all the powers of the Boards in the management of our affairs when the Boards are not in session, subject to certain statutory limitations and the ability of the full Boards to limit the Committee's authority. The Committee met nine times during 2013.

Members of each committee must satisfy any requirements of the Nasdaq's listing standards and other laws and regulations (including banking and securities laws and regulations) applicable to service on that committee, as well as any membership requirements specified in the committee's written charter. The current members of each of these committees are listed in the following table, and the functions of and other information regarding the Audit Committee, the Risk Committee, and the Compensation, Nominations, and Governance Committee, are described in the paragraphs below.

Audit Committee	Risk Committee	Compensation, Nominations and Governance Committee	Executive Committee
H. Lee Durham, Jr. - Chairman	Robert T. Newcomb - Chairman	Lucius S. Jones - Chairman	Frank B. Holding, Jr. - Chairman
John M. Alexander, Jr.	Daniel L. Heavner	H. Lee Durham, Jr.	Hope H. Bryant
Victor E. Bell III	Robert E. Mason IV	Robert E. Mason IV	H. Lee Durham, Jr.
Hubert M. Craig III	James M. Parker	Ralph K. Shelton	Lucius S. Jones
			Robert T. Newcomb

The Audit Committee, Risk Committee and Compensation, Nominations and Governance Committee are required to meet at least quarterly, and they may meet more frequently as they and/or their Chairmen consider necessary. They also will meet when requested by the Chairman of the Boards or by our Lead Independent Director. In addition to its duties and responsibilities set forth in its charter, each committee is authorized to undertake such other duties and responsibilities within the scope of its primary functions as the committee or the Boards may from time to time deem necessary or appropriate. In discharging its duties, each committee may:

- at its discretion and without the prior approval of management or the Boards, retain or obtain the advice of outside consultants or advisors (including legal counsel and other advisors), at our or FCB's expense, in accordance with procedures established from time to time by the committee, and oversee and approve all terms of the engagement of any consultants or advisors, including their fees or other compensation;
- conduct investigations and request and consider information (from management or otherwise) as the committee considers necessary, relevant, or helpful in its deliberations and the formulation of its recommendations;
- seek any information from our or FCB's employees (all of whom are directed to cooperate with the committee's requests), or from external parties, and consult to the extent it deems appropriate with the Chairman of the Boards, the Chief Executive Officer, other officers or employees, the Lead Independent Director, and other directors; and
- delegate any of its responsibilities to subcommittees or to individual members to the extent not inconsistent with other sections of its charter (including applicable independence requirements) or applicable laws or regulations.

Each committee member may rely on the advice, expertise and integrity of persons (including our and FCB's officers and employees) and organizations that provide information to the committee, and the accuracy and completeness of the financial and other information provided to the committee, absent actual knowledge that such reliance is not reasonable or warranted. In the performance of each committee's responsibilities, each committee member (and the committee as a whole) is under a continuing duty to exercise independent judgment on an informed basis, in good faith, and in a manner each considers to be in our and FCB's best interests.

Audit Committee

Function. Our Audit Committee is a joint committee of our and FCB's Boards of Directors and met 15 times during 2013. In addition to being independent directors, under the Committee's charter all members must be able to read and understand fundamental financial statements, and at least two members must have banking or financial management expertise sufficient to comply with applicable regulations of the Federal Deposit Insurance Corporation. At least one member must have past employment experience in finance or accounting, professional certification in accounting, or other comparable experience or background, which results in that person's financial sophistication sufficient to comply with Nasdaq's applicable requirements.

In addition to its other duties and responsibilities under its charter, in general the Committee is responsible for:

- appointing, determining the compensation and terms of engagement of, and monitoring and overseeing the work, independence and performance of, our independent accountants and any other accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services;
- approving all audit and permitted non-audit services proposed to be provided by our independent accountants in accordance with approval policies and procedures adopted by the Committee from time to time;
- monitoring and overseeing the quality and integrity of our accounting and financial reporting process, and reviewing our annual audited and quarterly unaudited financial statements, and any significant accounting and financial reporting issues, with management and our independent accountants;
- monitoring our systems of internal controls regarding finance, accounting and associated legal compliance, and reviewing and discussing any deficiencies or material weaknesses in the design or operation of internal controls that could adversely affect our ability to record, process, summarize and report financial data;
- monitoring and overseeing the work of our internal audit program;
- providing for free and open communication among our independent accountants, management, internal audit department and the Boards; and
- monitoring our and FCB's compliance with laws, rules, regulations or other governmental or regulatory requirements as they affect accounting and financial processes and reporting, internal controls and auditing matters.

The Audit Committee also is responsible for establishing procedures for the receipt, retention and treatment of complaints from employees, customers, suppliers, shareholders or others related to accounting and financial processes and reporting, internal controls, and auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding those matters, and for evaluating any fraud, whether or not material, that involves management or other employees who have a significant role in our internal controls. Also, under the Boards' written policy described below under the heading "*TRANSACTIONS WITH RELATED PERSONS*," the Committee is responsible, on an ongoing basis, for the review and approval of certain transactions, arrangements or relationships with us or FCB in which one of our related persons has a material interest.

The Committee reviews various reports from our independent accountants (including their annual report on our audited consolidated financial statements), financial reports we file under the Securities Exchange Act of 1934, and reports of examinations by our regulatory agencies. Our General Auditor reports directly to our Audit Committee. At least quarterly, the Committee reviews reports on the work performed by FCB's Corporate Finance Department. Our Chief Compliance Officer reports to the Committee regarding transactions with our related persons as well as all reports of suspicious activity filed by FCB.

Information regarding the process for and factors considered in the Audit Committee's selection of our independent accountants each year is contained under the heading "*PROPOSAL 5: RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS*."

Audit Committee Financial Expert. H. Lee Durham, Jr., the Committee Chairman, is a retired partner in the accounting firm of PricewaterhouseCoopers LLP. He has 32 years of public accounting and audit experience, much of which involved financial institutions and other public companies. Our Board of Directors has determined that Mr. Durham is an "audit committee financial expert" as that term is defined by the rules of the Securities and Exchange Commission.

Audit Committee Report

This report is submitted by the Audit Committee, the members of which are named below.

Our management is responsible for our financial reporting process, including our system of internal controls and disclosure controls and procedures, and for the preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Our independent accountants are responsible for auditing those financial statements. The Audit Committee oversees and reviews those processes. In connection with the preparation and audit of our consolidated financial statements for 2013, the Committee has:

- reviewed our audited consolidated financial statements for 2013 and discussed them with our management;
- discussed with our independent accountants the matters required to be discussed by Auditing Standard No. 16 (*Communications with Audit Committees*), as adopted by the Public Company Accounting Oversight Board;
- received the written disclosures and letter from our independent accountants required by applicable requirements of the Public Company Accounting Oversight Board (PCAOB Rule 3526) regarding the accountants' communications with the Committee concerning independence; and
- discussed the independence of our independent accountants with the accountants.

Based on the above reviews and discussions, the Committee recommended to our Board of Directors that the audited consolidated financial statements be included in our 2013 Annual Report on Form 10-K as filed with the Securities and Exchange Commission.

The Audit Committee:

H. Lee Durham, Jr. *John M. Alexander, Jr.* *Victor E. Bell III* *Hubert M. Craig III*

Risk Committee

Our Risk Committee is a joint committee of our and FCB's Boards of Directors which was first created during July 2013. During 2013, it met four times and, going forward, it will meet at least quarterly. Under its charter, and among other duties and responsibilities as may be assigned from time to time by the Boards, the Committee is directed to:

- monitor and advise the Boards of Directors regarding our and FCB's risk exposures, including credit, market, liquidity, operational, compliance, legal, strategic and reputational risks;
- review, approve and monitor adherence to our and FCB's risk appetite and supporting risk tolerance levels;
- evaluate, monitor and oversee the adequacy and effectiveness of our and FCB's risk management framework, within which our management is responsible for defining and executing enterprise-wide risk management programs to ensure appropriate risk identification, measurement, aggregation and reporting;
- monitor the work of, and receive reports from management and our Enterprise Risk Oversight Committee (a staff sub-committee of the Risk Committee) to ensure that risks are managed within approved risk tolerances;
- review and approve our and FCB's corporate policies on an annual basis to ensure that they are consistent with approved risk appetite and risk tolerance levels; and
- review reports of examination by and communications from regulatory agencies, and the results of internal and third party testing, analyses, and reviews, related to our and FCB's risks, risk management, and any other matters within the scope of the Committee's oversight responsibilities, and monitor and review management's response to any noted issues.

The Risk Committee also will oversee and review the results of our annual stress testing which will be implemented during 2014 to gauge our capital adequacy under three macroeconomic scenarios set forth by the Federal Reserve Board.

Our Enterprise Risk Oversight Committee (the "EROC"), which is composed of our executive leadership and chaired by our Chief Executive Officer, reports directly to the Risk Committee. The EROC's function is to oversee our risk management framework, ensure that our business units implement processes to identify, evaluate and monitor their risks, and monitor performance relative to our risk appetite and tolerances approved by the Risk Committee. Subcommittees of the EROC include the Asset/Liability Committee, Compliance Risk Committee, Credit Risk Committee and Operational Risk Committee. Officers who provide reports directly to the Risk Committee include our Chief Risk Officer (regarding the work of the Corporate Risk Management Department and the other departments he oversees, including Corporate Security, Credit Risk Review, and Compliance), and our Chief Financial Officer, Chief Legal Officer, Chief Credit Policy Officer and Chief Compliance Officer.

Certain matters within the scope of the Risk Committee's oversight responsibilities also may fall within the responsibilities of one of the Boards' other committees. To minimize duplication of time and effort, the Risk Committee may defer to other committees with respect to any such specific matters, but it will consult with, and may request reports or information from, those other committees to ensure that those matters are adequately addressed within our and FCB's enterprise-wide risk management framework.

Compensation, Nominations and Governance Committee

Our Board previously had a separate Nominations Committee, and our and FCB's Boards had a joint Compensation Committee. During 2013, the functions of those two committees, together with certain duties relating to corporate governance oversight, were combined into a new, joint Compensation, Nominations and Governance Committee. In addition to being independent directors under Nasdaq's listing standards, members of the Committee also must satisfy Nasdaq's heightened independence requirements for members of compensation committees. Prior to the establishment of the new Committee, the Compensation Committee met seven times and the Nominations Committee met three times during 2013. The new Compensation, Nominations and Governance Committee met once during 2013.

Nominations Function. In its capacity as our Board's nominations committee, the new Committee makes recommendations to the Board regarding the selection of nominees for election as directors at our Annual Meetings and candidates for appointment to fill vacancies on the Boards and for appointment as the members and chairmen of the various committees of the Boards. Each year the Committee also makes recommendations to the Boards regarding the election of our and FCB's Chairman, Vice Chairmen, Chief Executive Officer and President and a recommendation to our independent directors regarding their selection of a Lead Independent Director.

The Committee seeks to recommend Board candidates who have personal and professional integrity, sound judgment, and business acumen, who have the time, ability and commitment to make a constructive and meaningful contribution to the Boards, and who, with other directors, will effectively serve the long-term interests of our shareholders. Candidates also must satisfy applicable requirements of state and federal laws, rules and regulations (including banking regulations) for service as our directors. While our Corporate Governance Guidelines provide that directors are not restricted in their ability to serve on the boards of other companies, the Guidelines state our expectation that our directors' service as directors of other companies may not interfere with their ability to devote the time and attention required to fulfill their duties and responsibilities to us and our shareholders. From time to time the Committee or our Board may develop other criteria or minimum qualifications for use in identifying and evaluating candidates to serve as directors. Our Board makes all final decisions regarding nominations.

In identifying potential candidates, the Committee considers incumbent directors as well as candidates who may be suggested by our management, other directors or shareholders. Neither the Committee nor our previous Nominations Committee have used the services of a third-party search firm. Shareholders who wish to recommend candidates to the Committee should send their recommendations in writing to:

Compensation, Nominations and Governance Committee
First Citizens BancShares, Inc.
Attention: Corporate Secretary (FCC22)
Post Office Box 27131
Raleigh, North Carolina 27611-7131

Each recommendation should be accompanied by:

- the full name, address and telephone number of the person making the recommendation, a statement that the person making the recommendation is a shareholder of record (or, if the person is a beneficial owner of shares of our stock but not a record holder, a statement from the record holder of the shares verifying the number of shares the person beneficially owns), and a statement as to whether the person making the recommendation has a good faith intention to continue to hold those shares through the date of our next Annual Meeting;
- the full name, address and telephone number of the candidate being recommended, information regarding the candidate's beneficial ownership of our stock and any business or personal relationship between the candidate and the person making the recommendation;
- a statement signed by the candidate that he or she is aware of and consents to being recommended to the Committee and will provide information that the Committee may request in connection with its evaluation of candidates;
- a description of the candidate's current principal occupation, business or professional experience, previous employment history, educational background, and any particular skills, experience or areas of expertise, and information regarding the candidate's current positions or experience during the past ten years as a director of any other public corporation;
- a description of any potential contributions to the Board that the candidate might make that are unusual or unique, and an explanation of the value or benefit that the person making the recommendation believes the candidate would provide us as a director;
- a description of the candidate's current positions and experience as a community leader;
- information regarding any business or personal relationships between the candidate and any of our or FCB's customers, suppliers, vendors, competitors, directors or officers, affiliated companies, or other persons with any special interest regarding our company, FCB, or any of our affiliated companies, and any transactions between the candidate and our company, FCB, or any of our affiliated companies; and
- any additional information regarding the candidate that would be required to be included in our proxy statement pursuant to the Securities and Exchange Commission's Regulation 14A (including information about legal proceedings in which the candidate has been involved within the past ten years).

In order to be considered by the Committee in connection with its recommendations of nominees for election at an Annual Meeting, a shareholder's recommendation must be received by the Committee not later than the 120th day prior to the first anniversary of the date that our proxy statement was first mailed to our shareholders in conjunction with our preceding year's Annual Meeting. Recommendations submitted by shareholders other than in accordance with these procedures will not be considered by the Committee.

The Committee will evaluate candidates recommended by shareholders in a manner similar to its evaluation of other candidates. In identifying and recommending candidates for election or appointment, the Committee considers the size and composition of the Boards in light of our current and future needs and recommends candidates based on its assessment of, among other things: (1) business, professional, personal and educational background, skills, experience and expertise; (2) community leadership; (3) independence; (4) potential contributions to the Boards that are unusual or unique; (5) knowledge of our organization and our and FCB's respective operations; (6) personal financial interest in our and FCB's long-term growth, stability, and success; (7) the performance and past and future contributions of our current directors, and the value of continuity and prior Board experience; (8) the existence of one or more vacancies on the Boards; (9) our need for directors possessing particular attributes, skills, experience or expertise; (10) the role of directors in FCB's business development activities; (11) diversity; and (12) other factors that it or our Board consider relevant, including any specific qualifications that may be adopted from time to time.

While the Committee and our Board recognize the benefits derived from Boards composed of individuals who bring different attributes, experiences, and perspectives to the Boards' deliberations, they do not consider diversity for the sake of diversity to be a basis for the nomination, election or appointment of a director, and they have not adopted any written or mandatory diversity policy or criteria applicable to the director nominations process. Accordingly, in evaluating and selecting nominees, diversity is but one of the multiple factors considered by the Committee and the Board. For these purposes, they consider diversity to encompass a variety of characteristics of candidates, including, by way of example, academic background, business experience, geographic location within our banking markets, gender and race.

For 2014, the Committee recommended to our Board of Directors that our current directors listed above under the caption "Nominees" be nominated for re-election for new terms of office.

Governance Function. The Boards have assigned to the new Committee responsibilities for governance matters which previously were assigned to different committees or were not specifically assigned to any committee. In this role, and among its other governance-related responsibilities, the Committee will:

- evaluate and make recommendations to the Boards concerning our governance structure, the number, size, composition and responsibilities of committees of the Board, and committee membership rotation practices;
- annually review our Corporate Governance Guidelines and recommend for our Board's approval any changes that it considers necessary or advisable;
- establish the knowledge, skills, experience, qualifications and performance criteria for members and committees of the Boards in accordance with our strategic needs, our Corporate Governance Guidelines, applicable laws, regulations, and standards, and other criteria or minimum qualifications as the Committee may recommend;
- annually review our Directors Code of Ethics (the "Director Code"), review directors' compliance with the Director Code, evaluate and make recommendations to the Boards concerning any request for a waiver from the Director Code, and oversee our management's processes and procedures for enforcement of the Director Code;
- coordinate and facilitate an annual self-evaluation by the Boards of their performance, and report the results of the self-evaluations to the Boards;
- with the Chairman of the Boards and our Corporate Secretary, develop an orientation program for new directors and continuing education opportunities for incumbent directors;
- oversee our efforts to effectively communicate with shareholders, including communications in connection with our Annual Meetings; and
- make recommendations to the Boards as appropriate regarding succession planning for key Board positions, our Chief Executive Officer and President, and other key positions as the Boards may request.

As provided in our Corporate Governance Guidelines and described above under the caption "*CORPORATE GOVERNANCE* - Director Independence," our Board also has directed the Committee to assess each outside director's independence and report its findings to the Board in connection with the Board's annual review of transactions, relationships and other arrangements involving our directors and determination of which of the directors the Board considers to be "independent." Between those annual determinations, on an ongoing basis the Committee will monitor the status of each director and inform the Board of changes or events that may affect a director's ability to exercise independent judgment. These duties previously were assigned to our Audit Committee.

Compensation Function. In its role as the joint compensation committee of the Boards, the new Committee reviews and provides overall guidance to the Boards regarding our executive compensation and benefit programs. Under its charter, the Committee is directed to establish our overall compensation philosophy and determine the overall risk profile of our compensation program and practices, and to review, at least quarterly, all of our compensation plans, including all incentive and variable pay plans within specific divisions of FCB, to (1) identify any potential areas of risk that reasonably could be expected to have a material adverse effect on our business and financial results, and (2) ensure continuing oversight and mitigation of risk within our compensation practices. Among its other duties, the Committee makes recommendations to the Boards regarding:

- amounts of cash and other compensation paid or provided to, and the adoption of or revisions to compensation, incentive, retirement, or other benefit plans that affect, our and FCB's Chief Executive Officer and other executive officers; and
- at the request of the Boards, amounts of cash and other compensation paid or provided to, and the adoption of or revisions to compensation, incentive, retirement, or other benefit plans that affect other individually named officers or employees.

The Committee also reviews and makes recommendations to the Boards regarding amounts of compensation paid or provided to our directors.

In its review and consideration of compensation matters, the Committee works closely with our Chief Human Resources Officer and her staff. In considering compensation to be paid to our directors and our executive officers named in the Summary Compensation Table below, the Committee considers information provided by our Chairman and Chief Executive Officer, including, in the case of officers other than himself, information about those officers' individual performance and his recommendations as to their compensation. After receiving the Committee's recommendations, the Boards make all final decisions on compensation matters.

The Committee may retain the services of consultants or other advisors, at our or FCB's expense, and under its charter the Committee is directly responsible for the appointment, compensation, terms of engagement and oversight of the work of its consultants and advisers. From 2005 until 2013, our previous Compensation Committee retained the services of Findley Davies, Inc., a Toledo, Ohio-based, compensation and benefits consulting firm.

In connection with the setting of our executive officers' salaries for 2013, Findley Davies met early during 2012 with the Committee Chairman and our Chief Human Resources Officer to discuss the Compensation Committee's functions, develop a calendar of activities for that year, and discuss our annual and strategic plans, external pressures we were experiencing, and other factors that would affect our executive and director compensation programs. It met with the Compensation Committee during the year to review and discuss a number of other matters, including:

- market trends in executive and director compensation, and surveys of executive salaries and total compensation (including short- and long-term incentives) and director compensation at similar companies;
- our current executive and director compensation levels and distribution, and the relationship between compensation levels and corporate and individual performance;
- executive compensation plan structures and recommended changes;
- the cost and structure of executive benefits, including perquisites;
- summaries of actual amounts and types of all compensation and benefits, including perquisites, paid or provided to our individual executive officers; and
- issues raised under Section 162(m) of the Internal Revenue Code.

Early in 2013, Findley Davies again met with the Compensation Committee in connection with the Committee's consideration of salary increases for our executive officers for 2013.

During 2013, and in connection with its regular review of its engagement of independent consultants, the Compensation Committee requested proposals from and engaged in interviews with three compensation consulting firms, including Findley Davies. At the conclusion of that process, the Compensation Committee engaged Pay Governance, LLC, as its consultants, replacing Findley Davies. Following its selection, Pay Governance met with members of executive management to assess our compensation philosophies and environment, conducted market and peer analyses relating to our executive officer positions, and met with the new Compensation, Nominations and Governance Committee to share its findings and discuss our compensation policies and structure. The new Committee asked Pay Governance to prepare suggestions for executive compensation structures, including incentive compensation, which would provide competitive compensation levels and permit us to attract and retain talented management. Following additional discussions with our Chief Executive Officer and other members of executive management, Pay Governance met twice with the Committee and presented its market and peer analyses of our executive officer compensation, by positions, and our director compensation, and its initial recommendations for a revised compensation structure for executive officers that included an element of incentive compensation. Pay Governance then participated in a later meeting at which the Committee approved recommendations to our Boards for discretionary bonuses for executive officers for 2013, 2014 executive salary levels, and 2014 director compensation, and discussed implementation of a long-term incentive program. Pay Governance also participated in a final meeting at which the Committee approved a recommendation that our Board approve the proposed Long-Term Incentive Plan described in this proxy statement under the heading "*PROPOSAL 3; APPROVAL OF LONG-TERM INCENTIVE PLAN*" and submit it for approval by our shareholders at the Annual Meeting under Section 162(m) of the Internal Revenue Code of 1986, as amended.

During its engagement, Findley Davies made recommendations to the Committee regarding appropriate levels and elements of compensation for our executive officers and directors. Since its engagement, Pay Governance has made recommendations to the Committee regarding amounts of 2014 executive salaries, 2013 discretionary bonuses and the proposed Long-Term Incentive Plan, as well as the compensation of our directors. However, other than in an advisory capacity as described above, neither Findley Davies nor Pay Governance had any role in the actual recommendations made by the Committee to the Boards. As did Findley Davies in past years, Pay Governance has assisted in the preparation and review of disclosures in our proxy statement regarding executive compensation matters, including the discussion of our executive compensation program included below under the heading "COMPENSATION DISCUSSION AND ANALYSIS." Additional information about Findley Davies' and Pay Governance's work with the Committee is contained under that heading.

Each firm was retained as an independent consultant and, during 2012 and 2013, neither firm provided other services to us or FCB. In accordance with Nasdaq's listing requirements, each year the Committee reviews various factors (including the factors described in rules of the Securities and Exchange Commission) that may pose a conflict of interest on the part of its consultants and advisors as well as their individual representatives who provide services to the Committee. No conflict of interest was identified in the most recent review regarding Findley Davies, and no conflict of interest was identified in the review conducted prior to engaging Pay Governance.

In the future, the Compensation, Nominations and Governance Committee will review its engagement of Pay Governance each year, and the Committee may, if it chooses, request and consider proposals from other consulting firms and/or engage different consultants.

Effect of Risk Management on Compensation

The Compensation, Nominations and Governance Committee regularly reviews our compensation philosophy and practices to determine the overall risk profile of our compensation program. As a part of that risk oversight process, on a quarterly basis the Committee reviews all of our and FCB's compensation plans, including all incentive and variable pay plans within specific divisions of FCB, to identify any potential areas of risk that reasonably could be expected to have a material adverse effect on our business and financial results and to ensure continuing oversight and mitigation of risk within our compensation practices. At the request of the Risk Committee, the Compensation, Nominations and Governance Committee will make reports or provide information regarding matters relevant to the Risk Committee's oversight responsibilities for our enterprise risk management.

As stated above, the Committee approved and recommended the payment of discretionary bonuses to our executive officers for 2013 and recommended to our Boards that they approve our proposed Long-Term Incentive Plan. However, none of our executive officers participated in any long- or short-term cash or equity incentive plans during 2013. Certain business units and divisions within FCB have incentive and variable pay plans that have unique structures, goals and reward levels, but our executive officers do not participate in those plans, and the Committee believes that none of those plans provide for award levels that are over-weighted to a specific business unit or service and that a majority of those incentive plans have maximum payments or payout caps that the Committee believes protect our organization. Plans that do not have maximum payments or payout caps provide for award levels that the Committee believes are *de minimis* in relation to our organization, considered as a whole. Based on its most recent review, the Committee believes our current plans present no material risk elements that reasonably could be expected to have a material adverse effect on our business and financial results.

Compensation Committee Report

This report is submitted by the Compensation, Nominations and Governance Committee, the members of which are named below, in the Committee's capacity as the Boards' joint compensation committee. The Committee has:

- reviewed and discussed with management the Compensation Discussion and Analysis that is included in this proxy statement; and
- based on that review and discussion, recommended to the full Board of Directors that the Compensation Discussion and Analysis be included in our proxy statement and Annual Report on Form 10-K.

***The Compensation, Nominations and Governance Committee*:**

Lucius S. Jones *H. Lee Durham, Jr.* *Robert E. Mason IV* *Ralph K. Shelton*

COMPENSATION DISCUSSION AND ANALYSIS

In this section, we describe the material components of our executive compensation program for our "Named Executive Officers" whose compensation is set forth in the 2013 Summary Compensation Table and other compensation tables contained in this proxy statement. Our 2013 Named Executive Officers are listed below, and we refer to them in this discussion as our "NEOs."

- Frank B. Holding, Jr. – Chairman and Chief Executive Officer
- Glenn D. McCoy – Vice President and Chief Financial Officer (appointed as Chief Financial Officer effective April 1, 2013)
- Frank B. Holding – Executive Vice Chairman
- Edward L. Willingham, IV – President
- Hope H. Bryant – Vice Chairman
- Kenneth A. Black – Former Vice President and Chief Financial Officer (served as Chief Financial Officer until retirement effective March 31, 2013)

We also provide an overview of our compensation philosophy and objectives and the components of our executive compensation program. In addition, we explain how and why the Compensation, Nominations and Governance Committee of our Board arrives at specific compensation policies and decisions involving the NEOs. As described in the section of this proxy statement titled "*COMMITTEES OF OUR BOARD*," that committee was formed during July 2013 and currently serves as our and FCB's compensation committee. In addition to its other duties, when it was formed it replaced and assumed the duties of our previous Compensation Committee. In this discussion, references to the "Committee" include the Compensation Committee until July 2013, and the Compensation, Nominations and Governance Committee following its formation.

EXECUTIVE SUMMARY

Business Highlights

For the year ended December 31, 2013, our net income totaled $167.7 million, or $17.43 per share, an increase over $134.3 million, or $13.11 per share, during 2012. The $33.4 million, or 24.8 percent, increase in net income during 2013 primarily resulted from significantly lower provision for loan and lease losses and higher noninterest income, partially offset by lower net interest income. Our return on average assets increased to 0.79 percent during 2013, compared to 0.64 percent during 2012. Our return on average shareholders' equity was 8.63 percent and 7.01 percent for the respective periods.

- ***Loan Growth Increases*** – Originated loans increased $528.2 million, or 4.6 percent, from December 31, 2012, to December 31, 2013, with commercial mortgage loan growth being especially notable.

- ***Acquired Loans Decline*** – Balances continued to decline due to repayments of performing loans and resolution of problem assets; acquired loan balances totaled $1.03 billion at December 31, 2013, down $779.8 million, or 43.1 percent, since December 31, 2012.
- ***Provision Expense Declines*** – Provision for loan and lease losses declined significantly during 2013 due to improving credit quality and lower net charge–offs; we recorded a $32.3 million credit to provision expense for the year ended December 31, 2013, compared to provision expense of $142.9 million for the year ended December 31, 2012.
- ***Asset Quality Improves*** – As of December 31, 2013, our nonperforming assets amounted to $165.6 million, compared to $310.4 million as of December 31, 2012, with reductions noted among both acquired and originated assets; net charge–offs totaled $60.7 million for 2013, compared to $94.0 million for 2012.
- ***FDIC-assisted Transactions Continue to Impact Earnings*** – Significant acquisition–related variances affecting earnings included:
  - Loan accretion income totaled $224.7 million during 2013 compared to $304.0 million during 2012, declining due to repayments and resolutions;
  - For 2013, we recorded a $51.5 million credit to acquired loan provision expense, compared to provision expense of $100.8 million during 2012; and
  - For 2013 and 2012, FDIC receivable adjustments and recoveries reduced noninterest income by $42.6 million and $91.1 million, respectively.
- ***Liquidity Strength*** – Our liquidity position continues to be very strong. As of December 31, 2013, we had more than $3.39 billion in cash and securities that could easily be converted to cash.
- ***Well Capitalized*** – Our tier 1 leverage ratio was 9.82 percent at December 31, 2013, up 59 basis points from December 31, 2012. Both the total risk–based capital and tier 1 risk–based capital ratios increased from December 31, 2012, to levels of 16.42 percent and 14.92 percent at December 31, 2013, respectively.

Executive Compensation Highlights

The Committee has taken significant action to develop performance-based components of executive compensation and improve the overall effectiveness of the program. During 2013, the Committee engaged Pay Governance LLC to evaluate its executive compensation program and assist in creating a program that is both fair and effective. As a result of this review, the Committee made the following decisions for 2013 and 2014 compensation components:

- ***2013 Base Salaries*** – The Committee recommended increases in base salaries for the NEOs for 2013.
- ***2014 Base Salaries*** – The Committee recommended no increases in base salaries for the NEOs for 2014.
- ***2013 Cash Bonuses*** – The Committee introduced a variable-based element to the executive compensation program for 2013 in the form of cash bonuses awarded for individual and company performance for 2013 to be paid in 2014.
- ***2014 Long-Term Incentive Plan*** - During 2014, the Committee recommended, and the Board is submitting for shareholder approval for purposes of Section 162(m) of the Internal Revenue Code of 1986, a performance-based Long-Term Incentive Plan under which cash incentive awards may be granted by the Committee which may be earned over stated performance periods based on the extent to which pre-established performance objectives set by the Committee are met; and, subject to approval of the Plan by shareholders, the Committee granted initial, staggered awards under the Plan tied to growth in the tangible book value (TBV) per share of our common stock plus cumulative dividends paid per share on the stock over performance periods of one, two and three years.
- We continue to not maintain change of control agreements with any of our NEOs, nor provide any equity-based awards or tax gross-ups.

Consideration of Last Year's "Say on Pay" Vote

At our 2013 Annual Meeting, our shareholders voted on a non-binding advisory proposal (a "say-on-pay" proposal) to approve the compensation of our NEOs as described in the proxy statement for that meeting. As in prior years, our shareholders overwhelmingly approved the proposal, with 99% of the votes cast for or against the proposal at the meeting being cast for approval. Among other factors described in this discussion, the Committee considered the voting results on that proposal and similar proposals in previous years in connection with its reviews and decision-making process during 2013 and in the setting of executive officer compensation for 2014.

Another say-on-pay proposal will be submitted for a vote of our shareholders at the 2014 Annual Meeting. At our 2011 Annual Meeting, our shareholders considered a "say-on-frequency" proposal in which they could indicate whether they preferred that we hold future say-on-pay votes every year, once every two years, or once every three years. The majority of votes cast favored a say-on-pay vote every three years. However, following that meeting, our analysis of the voting indicated that a number of shareholders appeared to prefer that a vote be held every year. As a result, based on the recommendation of the Committee, our Board of Directors has indicated that it intends to submit say-on-pay proposals for a vote of shareholders on an annual basis until the next required say-on-frequency vote by shareholders (the 2017 Annual Meeting), or until the Board determines that a different frequency is appropriate. Going forward, the results of voting on say-on-pay proposals at each Annual Meeting, as well as any feedback received by the Committee from shareholders outside the voting process, will be taken into consideration each year in the Committee's continuing evaluation of our executive compensation plans, policies and practices and in its decisions regarding executive compensation.

OUR EXECUTIVE COMPENSATION PHILOSOPHY AND OBJECTIVES

Our executive compensation program is administered by the Committee. The Committee endeavors to both align our executive officers' compensation with our long-term business philosophy and achieve our objectives of:

- rewarding year-over-year performance and long-term loyalty;
- balancing business risk with sound financial policy and shareholder safety;
- enabling FCB to attract and retain qualified executive officers; and
- providing compensation to our executive officers that is competitive with comparable financial services companies.

The Process of Evaluating Executive Officer Compensation

Each year in January, the Committee reviews total compensation paid or provided to our executive officers, considers changes in the executive officers' base salaries, and makes recommendations for salary increases and annual incentive payments to our and FCB's Boards of Directors. After receiving the Committee's recommendations, the Boards approve all executive officer compensation. In reviewing executive officer compensation, the Committee considers:

- the scope of the officers' responsibilities;
- market analyses provided by the Committee's independent consultant that compare our executive officers' salaries to compensation paid to persons in each officer's position in similar financial services organizations;
- our overall financial and operating performance;
- general individual performance; and
- internal equity of our executive officers' current compensation.

In setting compensation paid to our executive officers for 2013, our previous Committee retained the services of Findley Davies, Inc. Findley Davies had served as consultant to the Committee since 2005. During 2013, and in connection with the Committee's regular review of its engagement of independent consultants, the Committee requested proposals from and engaged in interviews with three compensation consulting firms, including Findley Davies. Upon the conclusion of that process, the Committee engaged Pay Governance LLC, as the Committee's consultants to replace Findley Davies. Following their selection, Pay Governance assisted the Committee in making executive compensation decisions for both 2013 and 2014.

In connection with the Committee's consideration of executive compensation for 2013 and 2014, as part of their services Findley Davies and Pay Governance prepared market analyses for the Committee comparing our executives' then current base salary rates to the market median compensation paid by similar financial services organizations to their officers in similar positions. The analyses focused on:

- base salary;
- total cash compensation (which included base salary and target annual incentive awards); and
- total direct compensation (which included total cash compensation and the expected value of long-term incentives).

For purposes of the market analyses, Findley Davies and Pay Governance used Towers Watson's Financial Services Executive Compensation Database, which includes pay data for nearly 200 financial services industry companies. Our executive positions were compared to similar positions in similarly sized organizations. Statistical regression analyses were also performed to size-adjust the survey data to achieve a close correlation with our total asset scope, providing a more accurate view of the market data.

To further assist the Committee in understanding the compensation marketplace in which we compete, publicly available proxy-reported data were also reviewed for a group of industry peer companies consisting of 19 publicly traded financial institutions that have assets between $10 billion and $60 billion and that primarily concentrate on retail and business banking operations headquartered in the United States.

Our peer companies used in making pay decisions for 2013 and 2014 consisted of the following 19 companies:

Associated Banc-Corp	First Horizon National Corporation	Synovus Financial Corp.
BOK Financial Corporation	First Niagara Financial Group, Inc.	TCF Financial Corporation
City National Corporation	FirstMerit Corporation	Valley National Bancorp
Commerce Bancshares, Inc.	Fulton Financial Corporation	Webster Financial Corporation
Cullen/Frost Bankers, Inc.	Hancock Holding Company	Wintrust Financial Corporation
East West Bancorp, Inc.	Huntington Bancshares, Inc.	Zions Bancorporation
	Susquehanna Bancshares, Inc.	

The Committee generally compares the compensation of each NEO in relation to the 50th percentile of the peer group for similar positions. In addition, the Committee takes into account various factors such as our performance within the peer group, the unique characteristics of each individual's position, and any succession and retention considerations. In general, compensation levels for an executive officer who is new to a position tend to be at the lower end of the competitive range, while seasoned executive officers with strong performance who are viewed as critical to retain would be positioned at the higher end of the competitive range. Generally, differences in the levels of total direct compensation among the NEOs are primarily driven by the scope of their responsibilities, market data for similar positions, and considerations of internal equity.

EXECUTIVE COMPENSATION COMPONENTS

For 2013, our executive compensation program contained the following elements:

Compensation Component	Component Elements	Purpose	Component Risk Profile
Base Salary	• Cash	To provide fixed annual compensation that is comparable with other financial institutions and helps attract and retain associates.	Low
Cash Bonus	• Cash	To motivate and reward for annual company and individual performance.	Low
Retirement Benefits	• Defined benefit pension plan • Matching and profit-sharing contributions to Section 401(k) defined contribution plans	To provide competitive levels of retirement income for all employees.	Low
Non-qualified Separation from Service Agreements	• Cash • Death Benefit	To retain and reward the long-term loyalty of certain key decision makers, and to assure their continued loyalty following a separation from service.	Low
Perquisites	• Installation and monitoring of home security systems • Staff services for personal affairs	To provide limited personal benefits to certain executive officers in furtherance of our risk management program and for the officers' convenience.	Low

Base Salaries

Base salaries have historically represented the primary component of our executive compensation program. In making its recommendations regarding 2013 and 2014 base salaries for our executive officers named in the Summary Compensation Table, the Committee considered our 2012 and 2013 financial and operating performance.

In considering the 2013 adjustment in base salary rate for our Chairman and Chief Executive Officer, the Committee took into account his 2012 total compensation, his scope of responsibility, his general individual performance, our 2012 financial and operating performance, and the 2012 market analysis. Consideration for a 2014 adjustment in his base salary rate again took into account the same factors for 2013, as well as the cash bonuses awarded for 2013 performance and the new long-term incentive opportunities proposed to be introduced in 2014.

In considering its recommendations for increases for 2013 in the base salaries of our other NEOs, the Committee took into account their 2012 total compensation, the 2012 market analysis, general individual performance, and information provided by our Chairman and Chief Executive Officer, including his assessment of those officers' individual performance and his recommendations as to their compensation. In considering 2014 salary adjustments for those same executives, the Committee considered the same factors for 2013, as well as the cash bonuses awarded for 2013 performance and the new long-term incentive opportunities proposed to be introduced in 2014.

The following table shows the base salary rates and percentages of salary increases for our Chairman and Chief Executive Officer and certain of our other NEOs for 2012, 2013 and 2014. As part of the effort to move to a more performance-based compensation structure, the Committee did not recommend any salary increases for NEOs for 2014, and it approved 2013 discretionary bonuses and proposed 2014 long-term incentive awards as part of this transition. Those bonuses are discussed in detail under the next section titled "Cash Bonuses", and the long-term incentives are discussed in the subsequent section titled "Long-Term Incentives." The 2012 and 2013 base salary rates reflect the listed officers' annual base salary rates approved by the Boards that became effective on April 1 of each year. Because those base salary rates did not become effective until April 1, the salary rates are higher than the dollar amounts of base salaries the officers actually received during 2012 and 2013 as listed in the Summary Compensation Table.

	2012 Base Salary Rate	Percentage Increase	2013 Base Salary Rate	Percentage Increase	2014 Base Salary Rate
Mr. F. Holding, Jr. Chairman and CEO	$910,000	4.95%	$955,000	0%	$955,000
Mr. G. McCoy(1) Chief Financial Officer	$500,000	0%	$500,000	0%	$500,000
Mr. F. Holding Executive Vice Chairman	$995,114	0%	$995,114	0%	$995,114
Mr. E. Willingham, IV President	$590,000	5.93%	$625,000	0%	$625,000
Mrs. H. Bryant Vice Chairman	$580,000	7.76%	$625,000	0%	$625,000
Mr. K. Black Former Chief Financial Officer(2)	$481,016	0%	$481,016	N/A	N/A

(1) Mr. McCoy was first employed by FCB during December 2012 and was appointed to serve as Chief Financial Officer effective April 1, 2013.
(2) Mr. Black served as Chief Financial Officer until his retirement effective March 31, 2013.

Cash Bonuses

In previous years, our Chairman and Chief Executive Officer occasionally has recommended, and the Committee has considered, payment of a discretionary bonus for one or more individual executive officers based on particular performance and achievements or other factors related to the retention of motivated and talented executive officers. As part of our effort to increase the alignment of our executive compensation program with company and individual performance, the Committee did not recommend 2014 salary increases for any NEOs and introduced a variable-based element to the executive compensation program for 2013 in the form of cash bonuses, payable during 2014, awarded for individual and company performance for 2013. Cash bonuses were approved for current executive officers, including the current NEOs except for Mr. F. Holding. In determining 2013 bonus amounts, the Committee considered company financial and operating performance, as well as individual performance of the executive officers. In particular, the Committee took into account the Company's 25% growth in net income, increase in average return on assets by 15 basis points, increase in return on average shareholders' equity by 162 basis points, increases in commercial mortgage loans, and the successful closing of the merger with 1st Financial Services Corporation and its subsidiary Mountain 1st Bank & Trust Company.

The following bonuses were approved for 2013 performance:

	2013 Base Salary Rate	2013 Annual Cash Bonus	2013 Annual Cash Bonus (% of Salary)	2013 Total Cash Compensation
Mr. F. Holding, Jr. Chairman and CEO	$ 955,000	$ 300,000	31.4%	$ 1,255,000
Mr. G. McCoy(1) Chief Financial Officer	$ 500,000	$ 150,000	30.0%	$ 650,000
Mr. F. Holding Executive Vice Chairman	$ 995,114	$ 0	N/A	$ 995,114
Mr. E. Willingham, IV President	$ 625,000	$ 200,000	32.0%	$ 825,000
Mrs. H. Bryant Vice Chairman	$ 625,000	$ 200,000	32.0%	$ 825,000
Mr. K. Black Former Chief Financial Officer(2)	$ 481,016	$ 0	N/A	$ 481,016

(1) Mr. McCoy was first employed by FCB during December 2012 and was appointed to serve as Chief Financial Officer effective April 1, 2013.
(2) Mr. Black served as Chief Financial Officer until his retirement effective March 31, 2013.

Long-Term Incentives

2013 Long-Term Incentives. No long-term incentives were awarded in 2013.

2014 Long-Term Incentives. During 2014, and as part of the effort to move to a more performance-based compensation structure, the Committee has recommended, and the Board has approved and is submitting for shareholder approval for purposes of Section 162(m) of the Internal Revenue Code, a performance-based Long-Term Incentive Plan to reinforce the link between the long-term interests of our executive officers and our shareholders and motivate and reward executive officers for their contributions towards achieving our long-term business objectives. Subject to approval by our shareholders, cash incentive awards may be granted by the Committee under the Plan which may be earned over stated performance periods based on the extent to which performance objectives set by the Committee are met. Subject to approval of the Plan by our shareholders, the Committee has granted staggered "target" awards under the Plan to our NEOs (other than Mr. F. Holding), expressed as percentages of their salaries, which may be earned based on the extent of growth in the tangible book value ("TBV") per share of our common stock plus cumulative dividends paid per share on the stock over performance periods of one, two and three years, respectively. TBV per share plus dividend goals were set by the Committee for each performance period at threshold (i.e. minimum), target and "stretch" levels corresponding to payout opportunities that range from 50% to 125% of each NEO's target awards. If performance for a performance period is below the threshold goal set by the Committee for an award, no portion of that award will be earned.

Book value per share is a key metric in valuing banks, insurance companies, and investment firms that is closely followed by investors. The Committee believes that the performance goals set for the above awards are reasonably achievable at the threshold level, but that there is a low probability that we would reach the "stretch" level of performance during any performance period.

Information regarding the amounts that could be paid to our NEOs pursuant to the above awards granted to them under the Plan (subject to approval of the Plan by our shareholders) is contained in this proxy statement under the heading "*PROPOSAL 3: APPROVAL OF LONG-TERM INCENTIVE PLAN.*" The Committee expects that, in the future, long-term incentive opportunities, with multi-year performance periods, will be awarded annually under the Plan and, to the extent that they are earned, will be paid in cash.

Retirement Plans

We provide retirement benefits to our officers and employees under three qualified plans which include:

- a defined benefit pension plan;
- a section 401(k) defined contribution plan; and
- an enhanced Section 401(k) defined contribution plan.

During 2007, our Board approved changes to our retirement plan program with a fully effective date of January 1, 2008. These changes were recommended by a special committee of the Board and were designed to reduce the volatility of our pension plan expense, while preserving the competitive retirement benefits we provide to our associates. The changes included the retention of our pension and Section 401(k) plans as they existed at that time (now referred to as the "legacy plans"), and the addition of an "enhanced" Section 401(k) plan. New associates hired after March 31, 2007, participate only in the enhanced Section 401(k) plan and do not become participants in the pension plan. Eligible associates hired on or before March 31, 2007, made a one-time election during 2007 to:

- continue to participate in both legacy plans; or
- participate only in the enhanced Section 401(k) plan rather than the legacy Section 401(k) plan, in which case they would continue to be participants in the pension plan, but their pension plan benefits accrued through December 31, 2007, would be frozen and no further benefits would accrue.

Our Executive Vice Chairman, Mr. F. Holding (who already had the maximum number of years of service that can be counted under the pension plan and, as indicated below, had begun receiving benefits under that plan) elected to participate in the enhanced Section 401(k) plan. All other current executive officers named in the Summary Compensation Table, other than Mr. G. McCoy, elected to remain in the legacy plans. Mr. McCoy is not a participant in the pension plan.

A brief description of our three qualified plans is set forth in the table below.

Benefit	Description
Defined Benefit Pension Plan	Provides a monthly retirement benefit based on a formula that takes into account a participant's compensation covered by the plan and his or her years of service
Legacy Section 401(k) Defined Contribution Plan *(for associates electing to continue participation in the defined benefit pension plan)*	Provides a matching employer contribution to each participant's account of up to 4.5% of the participant's eligible compensation, but not more than $11,475
Enhanced Section 401(k) Defined Contribution Plan *(for associates not participating in the defined benefit pension plan)*	Provides a matching employer contribution to each participant's account of up to 6% of the participant's eligible compensation (the 2013 maximum matching contribution was $15,300). In addition, a profit sharing contribution is made to each participant's account equal to 3% of the participant's eligible compensation (the 2013 maximum profit sharing contribution was $7,650)

Further information about the terms of the pension plan (including the calculation of benefits under the plan), as well as the legacy and enhanced Section 401(k) plans (including the calculation of matching contributions), is contained in this proxy statement below under the caption "*EXECUTIVE COMPENSATION* - Retirement Benefits and Separation from Service Payments."

Because Mr. F. Holding beneficially owns more than 5% of our voting stock, federal law required that he begin to receive distributions from the pension plan and Section 401(k) plan when he reached age 70½.

Non-Qualified Separation from Service Agreements

FCB has entered into non-qualified separation from service agreements with certain of its executive officers that provide for payments to them for a period of ten years following a separation from service that occurs no earlier than an agreed-upon age. Benefit provisions vest on the agreed-upon age; however, no payments begin until a separation from service occurs. The agreements are intended to help us retain and reward the long-term loyalty of officers who are key decision makers within our organization, and to assure their continued loyalty following a separation from service. Because payments will be made to the officers only if they continue in FCB's employment until their agreements vest, the Committee believes the agreements are consistent with our objective of encouraging and rewarding long-term loyalty. The Committee also believes the additional long-term benefit provided to our executive officers under the agreements helps to make our compensation program more competitive in light of the fact that we have not historically provided annual cash bonuses, long-term incentives or equity-based compensation under which the executive officers can build wealth.

Currently, each agreement vests at age 65 (or an earlier agreed-upon age), except the agreement with our Executive Vice Chairman, Mr. F. Holding. By approval of the Committee and our Board, Mr. F. Holding's agreement vested on January 1, 2011. Further information about the terms of the agreements is contained in this proxy statement below under the caption "*EXECUTIVE COMPENSATION* - Retirement Benefits and Separation from Service Payments."

Our Chairman and Chief Executive Officer recommends officers to the Committee to be considered for an agreement, and he recommends the amount of monthly payments for each officer's agreement. The Committee considers those recommendations in the context of the officers' positions and other compensation and, if it concurs, it recommends approval to the Boards of Directors. The amounts of payments provided for in each agreement generally are calculated as a percentage, ranging from 25% to 60%, of an officer's base salary at the time his or her agreement is approved. From time to time the agreements may be amended to change the amounts and/or percentages used in the calculation of payments in order to reflect increases in officers' base salaries. Those adjustments are recommended by the Chairman and Chief Executive Officer to the Committee for consideration and recommendation to the Boards of Directors. There were no adjustments to agreements with our current executive officers during 2013.

In connection with his retirement effective March 31, 2013, our Board agreed that Mr. Black's rights to receive payments under his agreement would vest immediately upon his retirement and that he would begin receiving payments during October 2013.

Personal Benefits

We do not provide an extensive array of perquisites or personal benefits to our executive officers, other than benefits (including individual and family group insurance coverages) that are available generally to all our employees. However, for the convenience of our officers or, as described below, under our risk management program, from time to time certain of our executive officers do receive, or we may treat them as having received, other non-cash benefits that are not directly related to the performance of their duties as executive officers or that otherwise confer a benefit that has a personal aspect. As part of its review of our executive officers' overall compensation each year, the Committee reviews all personal benefits being provided or proposed to be provided to executive officers, and it recommends to the Boards of Directors whether those benefits should be approved or continued. Benefits of that type that certain of our NEOs received, or that we treat them as having received, during 2013 included:

- installation, maintenance and monitoring of security systems in the residences of certain executive officers under our risk management program; and
- services of staff personnel that we attribute to officers' personal affairs.

During 2005, the Committee approved, and recommended to the Boards of Directors, a policy under which FCB will, as deemed advisable, install, maintain and monitor security systems in the homes of certain executive officers. The Boards concluded that the safety of our key executive officers is a business concern, and it approved the recommended policy as part of our risk management program. Under the policy, each officer in whose home FCB installs a security system agrees to purchase that equipment from FCB, at its depreciated book value, following retirement or other termination of employment. During 2013, FCB maintained and monitored a previously installed security system in the residences of our Chairman and Chief Executive Officer, Mr. F. Holding, Jr., our President, Mr. E. Willingham, IV, and our Vice Chairman, Mrs. H. Bryant.

We monitor our executive officers' use of administrative personnel. To the extent those employees provide services that relate to the officers' personal affairs, we estimate the staff time devoted to those services and treat our compensation and benefits expense related to that time as a personal benefit. Those expenses are treated as taxable income to the officers.

Mr. F. Holding, our Executive Vice Chairman is the only executive officer who received personal benefits during 2013 for which our incremental costs exceeded an aggregate of $10,000, and the amounts of those benefits are listed in the footnotes to the Summary Compensation Table. The benefits provided to Mr. F. Holding consisted solely of personal services provided by staff employees.

Other Payments

During 2013, we made payments totaling $315,216 to Kenneth A. Black, our former Vice President and Chief Financial Officer, in connection with his retirement. Those payments were made pursuant to an agreement we made with Mr. Black. As described under the caption "*EXECUTIVE COMPENSATION* -- Potential Payments upon Termination of Employment," the agreement provided for a lump-sum payment for unused paid time-off; a lump-sum payment and additional payments over a three-year period subject to his compliance with various non-compete, non-solicitation, non-disclosure, confidentiality, and non-disparagement covenants; retention of vested benefits under FCB's benefit and retirement plans; payment to offset the cost of retiree health insurance or COBRA continuation coverage for a period of 9 months; and vesting of his rights to monthly payments for ten years commencing October 2013 under his non-qualified separation from service agreement.

Tax and Accounting Implications; Deductibility of Executive Compensation

Internal Revenue Service regulations disallow a tax deduction to public corporations for compensation, other than performance-based compensation, over $1 million paid to their chief executive officers and four other most highly compensated named executive officers (other than their chief financial officers). The Committee considers the impact of those regulations in connection with its decisions regarding the compensation of our executive officers. The Committee has determined that a small portion of our Executive Vice Chairman's 2013 compensation will not be deductible under Section 162(m), and, to that extent, will have an effect on our income tax liability.

EXECUTIVE OFFICERS

We consider our and FCB's officers who are listed below to be our current executive officers. Each individual is subject to re-election as an officer each year.

Name and Age	Positions With Us and FCB
Frank B. Holding, Jr. 52	FCB's and our Chairman since February 2009; FCB's and our Chief Executive Officer since January 2008; IronStone Bank's Chief Executive Officer from February 2009 to January 2011; our and FCB's President from 1994 to February 2009. Employed by FCB since 1983.
Frank B. Holding 85	FCB's and our Executive Vice Chairman. Employed by FCB since 1957. Mr. Holding has announced his retirement effective September 2, 2014.
Edward L. Willingham, IV 59	FCB's and our President since February 2009; Executive Vice President of FCB from 1992 to February 2009. Employed by FCB since 1987.
Hope H. Bryant 51	FCB's and our Vice Chairman since January 2011; President of IronStone Bank from 2006 until January 2011; FCB's Executive Vice President from 2002 until January 2011. Employed by FCB since 1986.

Name and Age	Positions With Us and FCB
Glenn D. McCoy 60	Our Vice President and Chief Financial Officer, and FCB's Executive Vice President and Chief Financial Officer, since April 2013. Employed by FCB during 2012 as Executive Vice President of Finance. Previously served as Chief Financial Officer, Carolina Condrey Group (exclusive agent for Northwestern Mutual Life Insurance Company), Raleigh, NC during 2012; Chief Financial Officer for RBC Bank (USA), Raleigh, NC from 2009 to 2012, and in various positions with Wachovia Bank, N.A., Charlotte, NC from 1981 to 2009, culminating as Chief Financial Officer, Mortgage and Retail Credit Division, from 2007 to 2009.
Barry P. Harris, IV 59	Our Vice President and Chief Legal Officer, and FCB's Executive Vice President and Chief Legal Officer, since January 2012. Previously, practicing attorney with Ward and Smith, P.A., Raleigh, NC from 2005 to January 2012; Chief Counsel, Banc of America Investment Services, Inc., Charlotte, NC (previously NationsSecurities, Inc.) from 1994 to 2004; and Associate General Counsel, NationsBank, Charlotte, NC from 1992 to 1994.
Lou J. Davis 61	FCB's Executive Vice President and Chief Human Resources Officer. Employed by FCB since 1997.
Donald P. Geaslen 56	Our Vice President and Chief Risk officer since August 2013, and FCB's Executive Vice President since 2004 and Chief Risk Officer since August 2013. Previously, FCB's Chief Governance Officer from 2010 until 2013; FCB's General Auditor from 2004 until 2009; and IronStone Bank's Senior Vice President from 2004 until 2011. Employed by FCB since 2004. Previously served as Senior Vice President and Audit Director for Wachovia Bank, Charlotte, NC from 1999 to 2004.
Ricky T. Holland 60	FCB's Executive Vice President and Chief Credit Officer since October 2007; IronStone Bank's Group Vice President from 2006 to 2011, Chief Credit Officer from 2007 to 2011, and Senior Vice President and Regional Business Executive from 2002 until 2006. Employed by IronStone Bank or FCB from 1993 to 2000 and from 2002 to the present. From 2000 until to 2002, Mr. Holland served first as Senior Vice President, and then President, of Q4i, Inc., a Dallas, TX, software company. After Mr. Holland left that company, an involuntary petition in bankruptcy was filed against it during 2003.
Denton F. Lee, Jr. 63	FCB's Executive Vice President and Manager of Bank Operations since January 2014. Previously, FCB's Business Bank Segment Manager from 2010 to 2013 and Business and Treasury Services Manager from 2007 to 2010. Employed by FCB since 1994.
Donald E. Preskenis 47	FCB's Executive Vice President and General Auditor since March 2010; FCB's Senior Vice President and Senior Audit Manager from May 2005 to March 2010. Employed by FCB since 2005. Previously served as Internal Auditor for MassHousing Financing Agency, a state housing agency, from 2004 to 2005, and as Vice President and Regional Audit Manager of Sovereign Bank from 2000 to 2004.
Dorothy F. Ramoneda 55	FCB's Executive Vice President since January 2014 and Chief Information Officer since 2012. Employed by FCB since 2012. Previously employed by Progress Energy, a North Carolina utilities company, from 1996 to 2012 where she most recently had served as Chief Information Officer since 2002.

EXECUTIVE COMPENSATION

Summary

The following table shows the cash and certain other compensation paid (or proposed to be paid) or provided to or deferred by the "named executive officers" listed in the table for 2013, 2012, and 2011. Our executive officers also serve as executive officers of FCB. They are compensated by FCB for their services as its officers, and they receive no separate salaries or other compensation from us. Executive officers are employed on an "at will" basis and are subject to re-election as officers each year, and none of them have employment agreements with us or FCB. We do not have any plans under which stock options or grants or other equity awards are made to executive officers, and, while discretionary bonuses were approved for our executive officers for 2013 (payable in 2014), we had no cash incentive plans under which awards could be paid. During 2013 base salary was the largest component of each current executive officer's cash compensation.

SUMMARY COMPENSATION TABLE

Name and Principal Position During 2013 (1)	Year	Salary (4)	Bonus (5)	Change in Pension Value (6)	All Other Compensation (7)	Total
Frank B. Holding, Jr.	2013	$ 943,750	$ 300,000	$ -0-	$ 11,475	$ 1,255,225
Chairman and	2012	902,875	-0-	497,082	11,250	1,411,207
Chief Executive Officer	2011	875,750	-0-	1,032,011	11,025	1,918,786
Glenn D. McCoy (2)						
Vice President and						
Chief Financial Officer	2013	$ 500,000	$ 150,000	$ -0-	$ 7,650	$ 657,650
Frank B. Holding (3)	2013	$ 995,114	$ -0-	$ -0-	$ 57,150	$ 1,052,264
Executive Vice Chairman	2012	995,114	-0-	509,519	55,522	1,560,565
	2011	995,114	-0-	602,069	53,804	1,650,987
Edward L. Willingham, IV	2013	$ 616,250	$ 200,000	$ -0-	$ 11,475	$ 827,725
President	2012	585,125	-0-	332,627	11,250	929,002
	2011	566,750	-0-	611,703	11,025	1,189,478
Hope H. Bryant	2013	$ 613,750	$ 200,000	$ -0-	$ 11,475	$ 825,225
Vice Chairman...........................	2012	563,750	-0-	300,597	31,188	895,041
	2011	488,284	-0-	469,977	11,025	969,286
Kenneth A. Black (2)	2013	$ 120,254	$ -0-	$ 97,664	$ 285,912	$ 503,830
Vice President and	2012	478,267	-0-	310,449	11,250	799,966
Chief Financial Officer	2011	466,951	-0-	476,197	11,025	954,173

(1) Messrs. F. Holding, Jr. and F. Holding and Mrs. Bryant served as members of our Board of Directors during 2013, but they received no additional compensation for their services as directors.

(2) Mr. McCoy was first employed by FCB during December 2012 and was appointed to serve as Chief Financial Officer effective April 1, 2013. Mr. Black served as Chief Financial Officer until his retirement effective March 31, 2013.

(3) Mr. F. Holding has announced that he will retire effective September 2, 2014.

(4) Salary amounts include the portion of each officer's salary deferred at the officer's election under our Section 401(k) plans. As described under the heading "*TRANSACTIONS WITH RELATED PERSONS*," FCB was reimbursed for portions of Mr. F. Holding's salary by First Citizens Bank and Trust Company, Inc., Columbia, SC, and Southern Bank and Trust Company, Mount Olive, NC, pursuant to separate agreements between FCB and those banks.

(5) For 2013, represents discretionary bonuses for services during 2013 which were approved by our Board, following the approval and recommendation of the Compensation, Nominations and Governance Committee, for payment to the named officers during 2014.

(6) "Change in Pension Value" amounts do not represent payments actually received by officers. They represent the net aggregate amount of the increase, if any, for each year in (a) the actuarial present value of the officers' accumulated benefits under our defined benefit pension plan, and (b) the present value of monthly payments that would be made to the officers in the future for a period of ten years following their separation from service at agreed upon ages under Executive Consultation, Separation from Service and Death Benefit Agreements between them and FCB. For 2013, net aggregate amount for each officer other than Mr. Black reflected a decrease and, under the Securities and Exchange Commission's

disclosure rules, are reported as $0. As further described below under the caption "Retirement Benefits and Separation from Service Payments," present values of those benefits and payments are separately determined each year as of December 31 in order to reflect the amounts of our future obligations to the named officers under the pension plan and those agreements in our consolidated financial statements. They are calculated based on a number of assumptions, including assumptions regarding future events, as well as a rate of interest used to discount future benefits and payments to present values. Under financial and pension accounting principles, those assumptions and the discount rate change from time to time, which can result in increases or decreases in present values. The discount rates used for calculating the present values for each year covered in the table below were 4.90% for 2013, 4.00% for 2012 and 4.75% for 2011. For 2013, the net decrease for each officer other than Mr. Black resulted primarily from an increase in the discount rate used in determining present values. In the case of each officer's pension benefits only, the decrease was offset to an extent by additional benefits accrued due to an additional year of service. In the case of Mr. Black, the net increase resulted from an increase in the present value of benefits under his separation from service agreement resulting from the vesting of those benefits upon his retirement during 2013 (together with payments made to him under that agreement following his retirement), which was partially offset by a decrease in the present value of his pension benefits. Present value amounts could increase in future years if discount rates decrease or there are changes in other assumptions. The separate increases or decreases for each officer under the pension plan and the separation from service agreements for 2013, 2012 and 2011 are listed in the following table.

	F. B. Holding, Jr.	G. D. McCoy	F. B. Holding	E. L. Willingham	H. H. Bryant	K. A. Black
2013:						
Increase (decrease) in actuarial present value of accumulated benefits under pension plan	$ (66,364)	—(a)	$ 34,756 (b)	$ (24,941)	$ (71,057)	$ (66,044)
Increase (decrease) in present value of future monthly payments under separation from service agreements	(209,128)	—(a)	(201,656)	(65,295)	(85,181)	163,708 (c)
Aggregate increase (decrease)	$ (275,492)	—(a)	$ (166,900)	$ (90,236)	$ (156,238)	$ 97,664
2012:						
Increase in actuarial present value of accumulated benefits under pension plan	$ 178,106	—(a)	$ 229,590 (b)	$ 196,490	$ 177,380	$ 203,614
Increase in present value of future monthly payments under separation from service agreements	318,976	—(a)	279,929	136,137	123,217	106,835
Aggregate increase	$ 497,082	—(a)	$ 509,519	$ 332,627	$ 300,597	$ 310,449
2011:						
Increase in actuarial present value of accumulated benefits under pension plan	$ 142,295	—(a)	$ 237,277 (b)	$ 165,295	$ 139,379	$ 176,047
Increase in present value of future monthly payments under separation from service agreements	889,716	—(a)	364,792	446,408	330,598	300,150
Aggregate increase	$ 1,032,011	—(a)	$ 602,069	$ 611,703	$ 469,977	$ 476,197

(a) Mr. McCoy was first employed by FCB during December 2012. He is not a participant in our pension plan and is not party to a separation from service agreement.

(b) The increase in the actuarial present value of Mr. F. Holding's accumulated benefit under the pension plan for 2013 is a net amount based on a decrease during the year of $185,384, plus $220,140 in distributions he received under the plan during the year. For each of 2012 and 2011, the amount is the total of the increase in the actuarial present value of his accumulated benefits ($9,450 for 2012 and $17,137 for 2011), plus the amount of distributions he received under the plan during that year (distributions of $220,140 for each year).

(c) For 2013, the increase in the present value of monthly payments that will be made to Mr. Black in the future under his Executive Consultation, Separation from Service and Death Benefit Agreement is an aggregate amount based on an increase during the year of $128,458, plus $35,250 in payments he received under that agreement during 2013 following his retirement.

(7) The following table describes each officer's "Other Compensation" for 2013.

Description	F. B. Holding, Jr.	G. D. McCoy	F. B. Holding	E. L. Willingham	H. H. Bryant	K. A. Black
FCB's matching and profit sharing contributions for the officers' accounts under our Section 401(k) plans	$ 11,475	$ 7,650	$ 22,950	$ 11,475	$ 11,475	$ 6,036
Estimates of FCB's incremental costs related to personal benefits (a)	-	-	34,200	-	-	-
Payments under retirement agreement	-	-	-	-	-	279,876(b)
Total Other Compensation	$ 11,475	$ 7,650	$ 57,150	$ 11,475	$ 11,475	$ 285,912

(a) From time to time our executive officers, including those named in the table above, receive, or we may treat them as receiving, various non-cash personal benefits. Mr. F. Holding was the only named executive officer who received personal benefits during 2013 for which we believe our aggregate incremental costs exceeded $10,000 and, for that reason, he is the only officer for whom an amount for personal benefits is included in "Other Compensation." Mr. F. Holding's 2013 personal benefits included in the table above consisted solely of services provided by staff personnel that we consider to have been related to his personal affairs. The amount shown is based on our estimates of staff time devoted to his personal affairs and our compensation and benefit expense we attribute to that time. As described in the discussion of personal benefits under the heading "*COMPENSATION DISCUSSION AND ANALYSIS*," during 2005 our Board concluded that the safety of our key executive officers is a business concern, and it approved a policy under which FCB installs, maintains and monitors security systems in the homes of certain executive officers as part of our risk management program. Mr. F. Holding does not receive those services. Mr. F. Holding, Jr., Mr. Willingham and Mrs. Bryant do receive them, but no amount is listed in the table since the aggregate of our incremental costs for all personal benefits provided to each of those officers during 2013 did not exceed $10,000. We also provide each of our executive officers with group life, health, medical and other insurance coverages for themselves and their spouses and families on the same terms as those coverages are provided to all full-time employees. The cost of that insurance is not included in the table.

(b) Reflects cash payments to Mr. Black in connection with his retirement as described under the caption "Potential Payments Upon Termination of Employment." The listed amount does not include the payments described in footnote 6(c) above that Mr. Black received following his retirement under his Executive Consultation, Separation from Service and Death Benefit Agreement.

Retirement Benefits and Separation from Service Payments

We have a defined benefit pension plan under which benefits are provided to plan participants following their retirement, and two separate Section 401(k) defined contribution savings plans under which plan participants may defer a pre-tax portion of their compensation for retirement and receive an employer matching contribution of a portion of their voluntary deferral. In addition, FCB has Executive Consultation, Separation from Service and Death Benefit Agreements with certain of our executive officers which provide for payments to them for a period of ten years following their separation from service at specified ages. The following table provides information about benefits under the pension plan and the separation from service agreements for each of our executive officers named in the Summary Compensation Table.

PENSION BENEFITS
AND SEPARATION FROM SERVICE AGREEMENTS

Name	Plan Name	Number of Years Credited Service (1)	Present Value of Accumulated Benefit (2)(3)	Payments During Last Fiscal Year
Frank B. Holding, Jr.	Pension plan	30	$ 684,216	$ -0-
	Separation from service agreement	N/A	1,655,093	-0-
Glenn D. McCoy	Pension plan	-	(4)	-
	Separation from service agreement	-	(4)	-
Frank B. Holding	Pension plan	40	1,869,189	220,140(5)
	Separation from service agreement	N/A	4,712,719	-0-
Edward L. Willingham, IV	Pension plan	26	941,481	-0-
	Separation from service agreement	N/A	950,730	-0-
Hope H. Bryant	Pension plan	27	643,323	-0-
	Separation from service agreement	N/A	594,035	-0-
Kenneth A. Black	Pension plan	25	1,028,304	-0-
	Separation from service agreement	N/A	1,091,223	35,250(6)

(1) Years of credited service under the pension plan are as of December 31, 2013. Mr. F. Holding has 57 actual years of service. However, the maximum years of service that may be counted in calculating benefits under the pension plan is 40 years or, in the case of participants hired after January 1, 2005, 35 years. Payments under the separation from service agreements are not determined on the basis of years of credited service.

(2) The amounts shown for the pension plan reflect the actuarial present value of each officer's accumulated benefit as of December 31, 2013. Those amounts were determined using the same interest rate and mortality rate assumptions as were used in our consolidated financial statements. We used a discount rate of 4.9% and, except as described below for Mr. F. Holding, we assumed that each officer will remain an active employee until, and will retire at, normal retirement age under the plan (65). We assumed that Mr. F. Holding will retire at his current age. We assumed that each officer will elect to receive benefits based on a single life annuity or, in the case of Mr. F. Holding, a joint and survivor annuity (which is the basis on which his benefits currently are being paid). No pre-retirement decrements were applied.

(3) The amounts shown for the separation from service agreements reflect the present values, as of December 31, 2013, of future payments under those agreements. Those amounts were determined using the same assumptions as were used in our consolidated financial statements. We used a discount rate of 4.9%, and the monthly payment amounts called for by each officer's agreement (as in effect on December 31, 2013) that would be made to him or her (or his or her beneficiary) in the future over the ten-year payment term that begins six months and one week following separation from service at his or her agreed-upon age. Except in the case of Mr. Black, in calculating those amounts, we assumed that each officer will remain an active employee until, and his or her payments will begin after, the age specified in his or her agreement. As described in the discussion of these agreements under the heading "*COMPENSATION DISCUSSION AND ANALYSIS*," amounts of payments generally are calculated as a percentage of each officer's base salary at the time his or her agreement is approved and, from time to time, the agreements may be amended to adjust payment amounts (to reflect the officers' then-current base salary amounts) and the percentages of base salary used in the computation. The monthly payment amounts provided for under the named officers' agreements as of December 31, 2013 were as follows: Mr. F. Holding, Jr. - $33,056; Mr. Willingham - $14,263; Mr. F. Holding - $49,756; and Mrs. Bryant – $12,875. Mr. Black retired from his positions with us and FCB effective March 31, 2013, and during October 2013, he began to receive payments of $11,750 per month under his agreement.

(4) Mr. McCoy is not a participant in the pension plan, and he does not have a separation from service agreement with FCB.

(5) Mr. F. Holding continues to be employed by FCB but was required by federal law to begin receiving distributions under our pension plan after he reached age 70½. His amount reflects aggregate distributions he received during 2013.

(6) As described in Footnote 3 above and under the caption "Potential Payments Upon Termination of Employment," Mr. Black retired from his positions with us and FCB effective March 31, 2013, and, during October 2013, he began to receive payments of $11,750 per month under his agreement. His amount reflects aggregate payments he received during 2013. He has not yet begun to receive distributions under our pension plan.

The pension plan, Section 401(k) plans and separation from service agreements are described below, and further information about them is provided in the discussion under the heading "*COMPENSATION DISCUSSION AND ANALYSIS*."

Pension Plan. Our defined benefit pension plan is a non-contributory final average pay plan. Monthly retirement benefits under the pension plan are computed as straight life annuities beginning at age 65 and are not subject to deductions for Social Security benefits or any other offset amounts. Normal retirement age under the plan is the later of age 65 or completion of five years of service. Early retirement is permitted for participants who have reached age 50 with at least 20 years of service, or age 55 with at least 15 years of service.

As described under the heading "*COMPENSATION DISCUSSION AND ANALYSIS*," participants in the pension plan include only those eligible employees who were hired on or before March 31, 2007, when we restructured the plan and our Section 401(k) plan. Pension plan participants at that time could choose to continue to participate in the plan and our "legacy" Section 401(k) plan, or they could choose to participate in an "enhanced" Section 401(k) plan. If they chose the enhanced Section 401(k) plan, they would continue to be participants in the pension plan, but their accrued pension plan benefits were frozen and no further benefits would accrue.

A participant's benefit under the pension plan is based on his or her:

- "average monthly compensation," which is the participant's highest average monthly covered compensation for any five consecutive plan years of service within the last ten completed years of service prior to retirement;
- years of "creditable service," which is the number of calendar years in which the participant completes 1,000 or more hours of service; and
- "covered compensation," which is the average of the participant's Social Security taxable wage base for each year during the 35-year period ending with the year in which the employee attains Social Security retirement age.

We do not grant extra years of service to pension plan participants for purposes of calculating benefits.

A participant's annual compensation covered by the plan includes base salary, overtime, and any regular bonuses. However, under the Internal Revenue Service's regulations, the maximum amount of covered compensation considered for 2013 in determining a participant's benefit was $255,000.

A participant's actual monthly benefit amount following retirement will be calculated as follows:

- 1.2% of average monthly compensation multiplied by total plan years of service, not to exceed 35 years if hired on or after January 1, 2005, or 40 years if hired before that date; plus

- 0.65% of average monthly compensation in excess of one-twelfth of covered compensation multiplied by total plan years of service, not to exceed 35 years; reduced by
- a service fraction that is the ratio of the number of months in a short plan year compared to the number of months in a full plan year.

The maximum annual benefit that could be paid to a retiring participant during 2013 was $205,000. Participants may elect to receive retirement benefits in a joint and survivor annuity rather than a single life annuity. In those cases, the amount of the annual retirement benefit will be actuarially reduced. In cases of early retirement, a participant's annual retirement benefits are actuarially reduced by 5.0% for each year of the first ten years by which the starting date of the early retirement benefit precedes the participant's normal retirement date, unless the participant elects to defer receipt of benefits until he or she reaches age 65. In the case of participants (such as Mr. F. Holding) whose employment continues after age 65, the annual retirement benefits, as well as the maximum permitted benefit amount, are actuarially increased to reflect the continuing accrual of benefits during their extended employment and the projected reduction in the number of their benefit payments.

On December 31, 2013, Mr. F. Holding, Jr., Mr. Willingham and Mrs. Bryant were eligible for early retirement under the pension plan. Mr. F. Holding's employment has continued past his normal retirement age but, as indicated in the table above, he was required by federal law to begin receiving distributions of benefits under the pension plan when he reached age 70½. Mr. Black retired from his positions with us and FCB effective March 31, 2013, but he has not yet begun to receive distributions of benefits under our pension plan.

Section 401(k) Plans. As described in the discussion under the heading "*COMPENSATION DISCUSSION AND ANALYSIS*," our legacy and enhanced Section 401(k) plans both are voluntary savings plans that provide vehicles for employees to defer a pre-tax portion of their compensation for retirement and receive an employer matching contribution on a portion of the voluntary deferral. Associates who were hired on or before March 31, 2007, are participants in one of the two Section 401(k) plans, depending on elections they made at that time when we restructured our pension plan and Section 401(k) plan. In the case of associates who elected to participate in the enhanced Section 401(k) plan, account balances under the legacy plan were transferred to the associates' accounts under the enhanced plan. Associates who were hired after March 31, 2007, may participate only in the enhanced plan. Currently, newly-hired associates become eligible to participate for purposes of their own voluntary contributions after one full month of employment, and they become eligible to receive employer matching contributions following one full year of employment.

The maximum 2013 voluntary deferral was $17,500 for a participant under the age of 50, and $23,000 for a participant age 50 or older. Under the legacy Section 401(k) plan, we make a matching contribution to each participant's account equal to 100% of the first 3%, and 50% of the next 3%, of the participant's compensation that he or she defers, up to and including a maximum matching contribution of 4.5% of the participant's eligible compensation, but not more than $11,475. Under the enhanced plan, we make a matching contribution to each participant's account equal to 100% of up to 6% of the participant's compensation that he or she defers. In addition, following the close of each plan year, we make a profit-sharing contribution under the enhanced plan to each eligible participant's account equal to 3% of the participant's eligible compensation, without regard to the amount of the participant's voluntary deferrals. During 2013 the maximum matching contribution under the enhanced Section 401(k) plan was $15,300, and the maximum profit-sharing contribution was $7,650. Our Section 401(k) matching and profit-sharing contributions during 2013 for the accounts of our executive officers named in the Summary Compensation Table above are included in the "All Other Compensation" column of the table and are listed in a footnote to the table.

Eligibility requirements for participation and matching contributions, as well as investment opportunities, are the same in both the legacy and enhanced Section 401(k) plans. As is the case under our pension plan, Mr. F. Holding was required by federal law to begin receiving distributions from his account under the Section 401(k) plan when he reached age 70½.

Non-Qualified Separation from Service Agreements. FCB has Executive Consultation, Separation from Service and Death Benefit Agreements with certain of its executive officers that provide for payments to them for a period of ten years following a separation from service that occurs no earlier than a specified age. Benefit provisions vest when the officer reaches that age; however, no payments begin until a separation from service occurs.

The agreement with each of our current officers vests at age 65 (or an earlier agreed-upon age), except the agreement with Mr. F. Holding. By approval of our previous Compensation Committee and our Board, his agreement vested on January 1, 2011.

In return for FCB's payments, each officer has agreed to provide limited consultation services to, and not to compete against, FCB during the payment period. Payments begin six months and one week following separation from service. If an officer dies prior to separation from service, or during the payment period following separation from service, the payments under his or her agreement will be made to the officer's designated beneficiary or estate. Except in the case of death, there are no automatic early vesting rights, and FCB may terminate an officer's agreement at any time prior to the vesting date. If an officer's agreement is terminated, or the officer's employment terminates before the age provided in his or her agreement, or another date agreed to by FCB, for any reason other than death, all rights under his or her agreement will be forfeited. However, based on facts and circumstances, the Compensation, Nominations and Governance Committee may recommend, and our Board of Directors may approve, an immediate vesting of an officer's rights under his or her agreement. Amounts of payments provided for in the agreements with our named executive officers listed in the Summary Compensation Table are described in the footnotes to the table above. The agreements do not include any change in control or "golden parachute" provisions or provide for any non-cash benefits.

Potential Payments upon Termination of Employment

With the exception of Mr. Black's Retirement Agreement described below, the only contracts, agreements, plans or arrangements currently in effect under which payments or other benefits will be made or provided to any of our current executive officers named in the Summary Compensation Table in connection with a termination of their employment or a change in their responsibilities are:

- our pension plan and Section 401(k) plans which cover all of our eligible employees;
- the separation from service agreements between FCB and certain of our senior officers under which payments will be made following an officer's separation from service after a stated age or his or her earlier death while still employed; and
- our group insurance plans under which disability and death benefits are provided to all of our eligible employees.

There are no agreements with any of our current executive officers under which payments would be made as a result of a change in control of our company or FCB.

Payments and benefits under our pension plan, Section 401(k) plans, and the separation from service agreements are described above under the caption "Retirement Benefits and Separation from Service Payments." An employee's death benefit under our group life insurance plans provided by FCB equals the employee's annual base salary rate, with a maximum benefit of $600,000.

Kenneth A. Black retired from his position as our Vice President and Chief Financial Officer and FCB's Executive Vice President and Chief Financial Officer effective on March 31, 2013. In connection with his retirement, we and FCB entered into a Post-Retirement Agreement and Release (the "Retirement Agreement") with Mr. Black that provided for:

- payment of normal salary to Mr. Black through his March 31, 2013 retirement date, plus $13,876 for his 2013 unused paid time off;
- (a) various covenants and releases under which Mr. Black agreed to not engage in activities in competition with, solicit the customers or employees of, or disclose confidential or proprietary information about, us or FCB in return for payments to him of $120,000 following execution of the agreement and, subject to his continued compliance with all terms of the agreement, $250,000 per year for three years, beginning March 31, 2014, and (b) a release of claims and non-disparagement agreement in return for payments to him aggregating $130,000; and
- Mr. Black's retention of his vested benefits under FCB's benefit and retirement plans, including its defined benefit pension plan, and for payment to him of $16,000 to cover or offset the cost of retiree health insurance or COBRA continuation coverage for a period of nine months.

In connection with his retirement, the Board of Directors agreed that benefits under Mr. Black's separate Executive Consultation, Separation from Service and Death Benefit Agreement with FCB would vest upon his retirement and that payments to him in the amount of $11,750 per month for ten years would commence during October 2013.

DIRECTOR COMPENSATION

The following table describes our standard schedule of fees paid to our non-employee directors during their one-year terms of office following our 2013 Annual Meeting.

Description	Amount
Annual retainer paid to each of our directors	$ 40,000
Annual retainer paid to the Chairman of our new Compensation, Nominations and Governance Committee	12,500(1)
Annual retainer paid to the Chairman of our new Risk Committee	12,500(1)
Annual retainer paid to the Chairman of our previous Compensation Committee	7,500
Annual retainer paid to the Chairman of our previous Nominations Committee	5,000
Annual retainer paid to our Audit Committee Financial Expert (who also serves as Chairman of our Audit Committee)	40,000
Additional retainer paid to our Lead Independent Director	12,500
Fee for attendance in person at meetings of our and FCB's Boards	2,500
Fee for attendance in person at meetings of our and FCB's Board committees	1,500
Fee for attendance via teleconference at meetings of our and FCB's Boards and/or committees	1,000

(1) Our Risk Committee and our Compensation, Nominations and Governance Committee were first established during 2013. The Chairman of each of the new committees previously had served as Chairman of the Board's Nominations Committee and Compensation Committee, respectively. For the remainder of 2013 after the new committees were established, their Chairmen received *pro rated* portions of the differences between the retainers for their respective new committees and the retainers paid to them for 2013 as Chairmen of their previous committees.

The annual Board retainer is paid for service as a member of both our and FCB's Boards. The separate annual retainers paid to the Chairmen of our various committees, to the audit committee financial expert (who serves as Chairman of our Audit Committee), and to our Lead Independent Director, are in recognition of the additional time, duties and responsibilities required by those positions. Attendance fees are paid for each Board and committee meeting attended by our directors, regardless of whether the meeting is held on the same day as other meetings. However, only one meeting fee is paid for attendance at a joint meeting. For example, a director who attends a joint meeting of our and FCB's Boards, or a joint meeting of two separate committees, is paid for one meeting. Directors who also serve as our or FCB's officers or employees do not receive any compensation for their service as directors.

The following table summarizes the compensation received by our non-employee directors for 2013.

2013 DIRECTOR COMPENSATION

Name (1)	Fees Earned or Paid in Cash	All Other Compensation (2)	Total
John M. Alexander, Jr.	$ 74,500	$ -0-	$ 74,500
Victor E. Bell III	80,500	-0-	80,500
Hubert M. Craig III	70,000	-0-	70,000
H. Lee Durham, Jr.	129,000	-0-	129,000
Daniel L. Heavner	83,000	-0-	83,000
Lucius S. Jones	101,958	-0-	101,958
Robert E. Mason IV	68,500	-0-	68,500
Robert T. Newcomb	99,500	-0-	99,500
James M. Parker	75,500	293,190(3)	368,690
Ralph K. Shelton	64,500	-0-	64,500

(1) Frank B. Holding, Jr., Frank B. Holding and Hope H. Bryant are not listed in the table. They served as directors during 2013 but were compensated as executive officers of FCB and received no additional compensation for their services as directors.

(2) Our non-employee directors also are covered under a directors and officers liability insurance policy provided by FCB, and by a travel, accident and kidnapping insurance policy provided by FCB that covers all of our and FCB's officers, employees and directors.

(3) During January 2011, Mr. Parker retired from active employment as our and FCB's Executive Vice Chairman and Chief Operating Officer of IronStone Bank. As described under the heading "*COMPENSATION DISCUSSION AND ANALYSIS*," FCB has non-qualified separation from service

agreements with certain of our current and former executive officers (including agreements entered into by IronStone Bank which were assumed by FCB in connection with IronStone Bank's merger into FCB) which provide for payments to the officers following their separation from service at agreed upon ages. In addition to distributions of benefits under our defined benefit pension plan, following his retirement Mr. Parker began receiving payments aggregating $24,433 per month for a period of ten years under his separation from service agreements with IronStone Bank.

TRANSACTIONS WITH RELATED PERSONS

Our Policy

Our Board of Directors has adopted a written policy under which our Audit Committee, on an ongoing basis, reviews and approves certain transactions, arrangements or relationships in which we or FCB, or any of our or FCB's subsidiaries, are a participant and in which any of our "related persons" has a material interest. Our related persons include our directors, nominees for election as directors, executive officers, beneficial owners of more than 5% of a class of our voting stock, and members of the immediate family of one of those persons.

Except as described below, the policy covers:

- transactions, arrangements or relationships, or series of transactions, arrangements or relationships, in which we or FCB, or any of our or FCB's subsidiaries, are or will be a participant and in which the dollar amount involved exceeds or will exceed an aggregate of $120,000 (including all periodic installments in the case of any agreement which provides for periodic payments) and in which one of our related persons has or will have a direct or indirect material interest (in general, transactions that are required to be disclosed in our proxy statements under rules of the Securities and Exchange Commission); and
- charitable contributions or gifts, or series of charitable contributions or gifts (whether in cash or in-kind in the form of property or services), by us or FCB, or any of our or FCB's subsidiaries, to any eleemosynary or other non-profit organization in which a related person is a director or executive officer (other than a non-management director or advisory director) or is known to have some other material relationship and in which the aggregate dollar amount involved exceeds or will exceed (including periodic installments, and all other such contributions made during the same year) the greater of $200,000 or 5% of that organization's gross revenues for the current year.

The transactions covered by the policy generally include loans, but the policy does not cover loans made by FCB in the ordinary course of its business that are subject to banking regulations relating to "insider loans" and that are required to be approved by a majority vote of FCB's Board of Directors. The policy also does not cover compensation paid to our executive officers, or to an immediate family member of a related person, that has been reviewed and approved, or recommended to our Board of Directors for approval, by our Compensation, Nominations and Governance Committee. Transactions and relationships in the ordinary course of FCB's business involving its provision of services as a depositary of funds, or similar banking or financial services or customer relationships, are not required to be approved by the Committee. However, the Committee has directed FCB's Chief Compliance Officer to review and monitor those transactions and relationships with our related persons on an ongoing basis and make periodic reports to the Committee.

Individual transactions under ongoing relationships in which we or FCB regularly obtain products or services from related persons in connection with our business operations are not required to be separately approved. Rather, the Committee approves the entry into any new relationships and then monitors those relationships on an ongoing basis. Similarly, in the case of the ongoing relationships described below under the caption "Related Person Transactions During 2013" under which FCB has provided various operations, data processing and other business services to the named banks under multi-year service agreements, the Committee has approved the entry into any new agreement, or the renewal of any existing agreement. However, during the terms of the agreements, the Committee is not required to pre-approve the periodic addition, deletion or modification of services, or pricing or other changes, under the agreements. FCB's Chief Compliance Officer reviews and evaluates all such proposed individual changes and reports those actions to the Committee, and the Committee then may approve, modify or rescind any such change.

In its review of related person transactions or charitable gifts, the policy provides that the Committee should exercise independent judgment and should not approve any proposed transaction or charitable gift unless and until it has concluded to its satisfaction that the transaction or gift:

- has been or will be agreed to or engaged in on an arm's-length basis;

- is or will be on terms that are fair and reasonable to us or FCB; and
- is in our or FCB's best interests.

Related Person Transactions During 2013

FCB has had, and expects to have in the future, banking transactions in the ordinary course of its business with certain of its and our current directors, nominees for director, executive officers, principal shareholders, and other related persons. All loans included in those transactions during 2013 were made in the ordinary course of FCB's business on substantially the same terms, including interest rates, repayment terms and collateral, as those prevailing at the time the loans were made for comparable transactions with persons not related to us or FCB, and those loans did not involve more than the normal risk of collectibility or present other unfavorable features. On December 31, 2013, the aggregate outstanding balance of loans and leases to our and FCB's directors and officers and business and other entities they control was approximately $1.8 million, and FCB had an aggregate of approximately $5.5 million in unfunded loan commitments to those persons (exclusive of outstanding and available balances on credit card lines of $15,000 or less and overdraft checking lines of $5,000 or less).

In addition to its primary business of providing traditional loan, deposit and other banking services to individuals and businesses, for a number of years FCB (through departments operating under the trade names "InfoTech Alliance Bank Services" and "First Shareholder Services," and through FCB's corporate trust department and other departments) regularly provided a variety of business, data processing, bank operations, corporate trust, stock transfer and other services to other banks and financial institutions and their parent holding companies. FCB engaged in that line of business for more than 20 years and, in recent years, provided certain of those services in the ordinary course of its business pursuant to service agreements with as many as 60 different "Client Banks" at any one time. The Client Banks have included First Citizens Bank and Trust Company, Inc., Columbia, South Carolina ("FCB/SC"), The Fidelity Bank, Fuquay-Varina, North Carolina ("Fidelity"), Southern Bank and Trust Company, Mount Olive, North Carolina ("Southern"), and The Heritage Bank, Lucama, North Carolina ("Heritage," which was merged into Southern during 2013). Under FCB's service agreements with those banks, services were added and deleted, or were narrowed or expanded, from time to time, and have included, among others, some or all of the following services: item and account processing services, statement rendering, clearing of incoming and outgoing items, maintenance of loan and deposit systems, securities portfolio management services, network-related support services, stock transfer and registrar services, management consulting services (including, in the case of FCB/SC and Southern, consulting services by our Executive Vice Chairman, Frank B. Holding), and services as trustee for Southern's, Fidelity's and Heritage's pension plans and Section 401(k) plans.

During 2012, FCB began a transition away from the above line of business when it assigned to another service provider its service agreements with all Client Banks using its stock transfer and registrar services. FCB ceased providing account and item processing services to Fidelity in late 2012 and, in January 2013, it assigned to another service provider its service agreements with most of the remaining Client Banks (including Southern and Heritage, but excluding FCB/SC) for which it was providing account and item processing services. During the last half of 2013 it completed the process of transferring the actual provision of those services to that other provider. As a result of these changes, FCB currently provides no account and item processing services to Fidelity, Southern or Heritage, but does provide Southern and Fidelity with access to systems and limited support services that FCB continues to provide to all former Client Banks for which it previously provided account and/or item processing services to facilitate their research and retrieval of electronically stored records, account statements, reports and documents. FCB also provides Fidelity and Southern with various correspondent banking services and serves as trustee of their pension and 401(k) plans. FCB will continue to provide account and item processing services and a number of other services to FCB/SC under a service agreement entered into during 2012.

Aggregate fees billed by FCB to FCB/SC for all services provided to it during 2013 totaled approximately $25,673,000. Fees billed to Fidelity, Southern and Heritage during 2013 totaled approximately $32,200, $2,122,000 and $355,000, respectively. In the case of each of the four banks, the above amounts included FCB's reimbursable out-of-pocket costs for telecommunications, postage and courier services related to the services provided, and the amounts billed to FCB/SC and Southern included $133,963 and $108,836, respectively, in reimbursements to FCB for portions of Mr. F. Holding's salary paid by FCB. Mr. F. Holding received no salary or other compensation directly from FCB/SC or Southern during 2013 for the services he rendered to them.

We historically have considered FCB/SC, Fidelity, Southern and Heritage to be related persons for purposes of the Board's transaction approval policy. Our Audit Committee reviewed and approved FCB's service agreements, and monitored FCB's ongoing relationships, with each of those banks. However, under our policy, individual transactions under or changes (such as changes in services or pricing) in those agreements have been reviewed and evaluated by FCB's Chief Compliance Officer and reported to the Committee. That review, approval and monitoring process remains in effect with respect to FCB's service agreement with FCB/SC, and the Committee's normal review and approval process will continue to apply to any other relationships or transactions with FCB/SC, Southern or Fidelity.

Mr. F. Holding is one of our principal shareholders and also is a principal shareholder of the parent holding companies of FCB/SC, Southern, and Fidelity, and he is a director of FCB/SC and Southern. Frank B. Holding, Jr., our Chairman and Chief Executive Officer, also is a director of FCB/SC. Hope H. Bryant, our Vice Chairman and executive officer, also serves as a director of Southern and Fidelity.

Our investment securities available for sale include an equity investment in FCB/SC's parent company, First Citizens Bancorporation, Inc., which we have held for over 20 years and which had a carrying value (based on the per share price of the stock quoted on the OTC Bulletin Board) of $21,628,350 at December 31, 2013, as compared to approximately $16,069,000 and $14,777,000 at December 31, 2012 and 2011, respectively.

Calvin B. Koonce, Jr., who is a relative of our director, Victor E. Bell III, is employed by FCB in a non-executive officer position. During 2013, his aggregate compensation amounted to $122,236 (including FCB's contributions to our 401(k) Plan for his account, but excluding normal benefits provided to all employees). Our Audit Committee has reviewed and approved the terms of his employment relationship for 2013 and will continue to do so annually in the future.

BENEFICIAL OWNERSHIP OF OUR COMMON STOCK

Directors and Executive Officers

The following table describes the beneficial ownership of our Class A Common and Class B Common on the Record Date by our current directors, nominees for election as directors, and certain of our executive officers, individually, and by all of our current directors and executive officers as a group.

	Beneficial Ownership				
	Class A Common		Class B Common		
Name of Beneficial Owner	Number of Shares	Percentage of Class (1)	Number of Shares	Percentage of Class (1)	Percentage of Total Votes (1)
John M. Alexander, Jr.	727	0.01%	68	0.01%	0.01%
Victor E. Bell III	17,840(2)	0.21%	4,925(2)	0.48%	0.38%
Hope H. Bryant	164,806(3)	1.92%	136,248(3)	13.19%	9.34%
H. M. Craig III	400	*	-0-	—	*
H. Lee Durham, Jr.	450	0.01%	100	0.01%	0.01%
Daniel L. Heavner	435	0.01%	-0-	—	*
Frank B. Holding	1,330,947(4)	15.50%	4,898(4)	0.47%	5.61%
Frank B. Holding, Jr.	209,956(5)	2.45%	190,345(5)	18.43%	12.96%
Lucius S. Jones	1,000	0.01%	-0-	—	*
Robert E. Mason IV	350	*	200	0.02%	0.01%
Glenn D. McCoy	-0-	—	-0-	—	—
Robert T. Newcomb	750	0.01%	-0-	—	*
James M. Parker	200	*	-0-	—	*
Ralph K. Shelton	100	*	-0-	—	*
Edward L. Willingham, IV	40(6)	*	-0-	—	*
All directors and executive officers as a group (22 persons)	1,715,202(7)	19.98%	334,829(7)	32.42%	28.16%

(1) "Percentage of class" reflects each individual's and the group's listed shares as a percentage of the total number of outstanding shares of that class of stock. "Percentage of total votes" reflects the aggregate votes represented by each individual's and the group's listed shares of both classes as a percentage of the aggregate votes represented by all outstanding shares of our voting securities. An asterisk indicates less than .01%.

(2) Includes an aggregate of 14,031 shares of Class A Common and 4,925 shares of Class B Common held by various entities and as to which shares Mr. Bell may be considered to exercise shared voting and investment power. Mr. Bell disclaims beneficial ownership of 884 of the listed shares of Class A Common which are held by a family trust.
(3) Mrs. Bryant's beneficial ownership is described in the table and footnotes below under the caption "Principal Shareholders."
(4) Mr. F. Holding's beneficial ownership is described in the table and footnotes below under the caption "Principal Shareholders."
(5) Mr. F. Holding Jr.'s beneficial ownership is described in the table and footnotes below under the caption "Principal Shareholders."
(6) Includes 10 shares of Class A Common as to which Mr. Willingham may be considered to exercise shared voting and investment power.
(7) In the aggregate, individuals included in the group may be considered to exercise shared voting and investment power as to 795,994 shares of Class A Common and 94,038 shares of Class B Common. As described in the table and footnotes below under the caption "Principal Shareholders," certain shares are included in the numbers of shares listed in the table above for each of Mrs. Bryant, Mr. F. Holding, and Mr. F. Holding, Jr., but they are included only once in the total shares listed for the group.

Hedging and Pledging Policies

During January 2014, our Board of Directors, upon the recommendation of our Audit Committee, adopted policies regarding the hedging and pledging of our common stock by our directors and executive officers.

Hedging Policy. The hedging policy adopted by the Board prohibits our directors and executive officers from hedging any shares of our common stock. For purposes of the prohibition, a "hedge" means any financial instrument, derivative transaction or trading strategy designed to hedge or offset any decrease in the market value of our stock, such as a covered call, collar, prepaid variable forward sale contract, equity swap, exchange fund or similar transaction.

Pledging Policy. The pledging policy adopted by the Board prohibits any director or executive officer from pledging, as collateral for a loan, any shares of our common stock that he or she directly or indirectly owns and controls. Pledges that existed on the date the policy was adopted are excluded from the prohibition. The only such pledges by any director or executive officer on that date were those listed in the table below by Frank B. Holding, Frank B. Holding, Jr. and Hope H. Bryant. Those shares may continue to be pledged pursuant to those pledge arrangements.

Our Audit Committee may grant an exception to the pledging policy if a director or executive officer who desires to pledge shares of our common stock demonstrates to the Committee's satisfaction that he or she has the financial capacity to repay the loan without liquidation of the pledged stock. In its decision, the Audit Committee also will consider other relevant factors, such as:

- the total amount of pledged shares outstanding at any time in relation to the total number of outstanding shares of our common stock and the market value and trading volume of our common stock; and
- the terms of the proposed pledge arrangement, including the loan-to-value ratio, the nature of any other collateral that would secure the loan, and the borrower's ability to substitute collateral.

While we currently have no equity-based compensation plans or arrangements under which directors or executive officers may receive compensation in the form of shares of our common stock, if we were to adopt any such plans or arrangements in the future, no exception could be issued for a pledge of shares granted to a director or executive officer as compensation.

The Audit Committee engaged independent, outside legal counsel to assist it in connection with this review and the creation of the policies. In forming its recommendation to the Board, the Audit Committee reviewed the historical and current pledge arrangements of Frank B. Holding, Frank B. Holding, Jr. and Hope H. Bryant and considered the ownership structure of our company, including the fact that members of the Holding family own shares which, in the aggregate, amount to more than 50% of the outstanding voting power of our stock. As a result of our ownership structure, FCB is one of the largest family-controlled banks in the United States. As described in this proxy statement under the headings "*CORPORATE GOVERNANCE*" and "*COMMITTEES OF OUR BOARD,*" despite our ownership structure we have a governance structure under Nasdaq rules for non-controlled companies, including having a board consisting of a majority of independent directors, independent compensation and nominating committees, and approval of all related person transactions by our Audit Committee which consists solely of independent directors. We have solicited the views of certain of our institutional shareholders regarding our pledging policy. Based on discussions with those institutional holders, we believe our shareholders understand our family-controlled ownership structure and are not concerned about pledging by our directors or executive officers, or specifically by members of the Holding family.

We do not provide any equity-based compensation to our directors and executive officers. As a result, our directors and executive officers, other than Frank B. Holding, Frank B. Holding, Jr. and Hope H. Bryant, do not own significant amounts of our common stock. We believe that our shareholders appreciate and support our perspective on equity compensation. Our Corporate Governance Guidelines provide that our directors are encouraged to own an amount of our stock that is significant in relation to their individual financial means. However, because we do not provide any equity-based compensation, we do not maintain stock ownership guidelines.

Based on its reviews and the considerations described above, the Audit Committee believes the policy strikes the right balance between respecting our ownership structure and mitigating any real or perceived risks associated with the continued pledging of our common stock by those three individuals.

The following table lists the numbers of shares of our Class A Common and Class B Common beneficially owned by Frank B. Holding, Frank B. Holding, Jr., and Hope H. Bryant, that were pledged as of the Record Date for the 2014 Annual Meeting. Compared to the Record Date for the 2013 Annual Meeting, the aggregate number of their shares which are pledged has declined by 21.7%.

Name of Beneficial Owner	Number of Class A Common shares pledged as of 03/03/14	Number of Class B Common shares pledged as of 03/03/14
Frank B. Holding	579,565	-0-
Frank B. Holding, Jr.	109,156	105,961
Hope H. Bryant	46,790	16,447

Principal Shareholders

The following table lists persons who we believe owned, beneficially or of record, 5% or more of our Class A Common or Class B Common on the Record Date for the Annual Meeting.

	Beneficial Ownership				
	Class A Common		Class B Common		
Name and Address of Beneficial Owner	Number of Shares	Percentage of Class (1)	Number of Shares	Percentage of Class (1)	Percentage of Total Votes (1)
Carson H. Brice P.O. Box 1352 Smithfield, NC 27577	95,215(2)	1.11%	116,566 (2)	11.29%	7.81%
Claire H. Bristow 1225 Lady Street Columbia, SC 29201	145,612(3)	1.70%	116,031 (3)	11.23%	7.97%
Hope H. Bryant 4300 Six Forks Road Raleigh, NC 27609	164,806(4)	1.92%	136,248 (4)	13.19%	9.34%
Frank B. Holding 409 East Market Street Smithfield, NC 27577	1,330,947(5)	15.50%	4,898 (5)	0.47%	5.61%
Ella Ann L. Holding 409 East Market Street Smithfield, NC 27577	682,350(6)	7.95%	666 (6)	0.06%	2.76%

Name and Address of Beneficial Owner	Beneficial Ownership				
	Class A Common		Class B Common		
	Number of Shares	Percentage of Class (1)	Number of Shares	Percentage of Class (1)	Percentage of Total Votes (1)
Frank B. Holding, Jr. 4300 Six Forks Road Raleigh, NC 27609	209,956(7)	2.45%	190,345(7)	18.43%	12.96%
Olivia B. Holding P. O. Box 1352 Smithfield, NC 27577	252,164(8)	2.94%	164,814(8)	15.96%	11.51%
Wellington Management Company, LLP 280 Congress Street Boston, MA 02210	835,884(9)	9.74%	—	—	3.31%(9)
FMR LLC 225 Summer Street Boston, MA 02210	880,435(10)	10.25%	—	—	0.01%(10)

(1) "Percentage of Class" reflects each individual's listed shares as a percentage of the total number of outstanding shares of that class of stock. "Percentage of Total Votes" reflects the aggregate votes represented by each individual's listed shares of both classes as a percentage of the aggregate votes represented by all outstanding shares of our voting securities.

(2) Mrs. Brice may be considered to exercise shared voting and investment power with respect to 318 of the listed shares of Class B Common which are held by her spouse. Mrs. Brice disclaims beneficial ownership of an aggregate of 49,254 shares of Class A Common and 1,719 shares of Class B Common held by a family member as trustee in irrevocable trusts for the benefit of her children; an aggregate of 47,879 shares of Class A Common and 36,725 shares of Class B Common held by two charitable foundations of which she serves as a director; and an aggregate of 447,613 shares of Class A Common and of 71,974 shares of Class B Common held by certain corporations of which Mrs. Brice and/or her spouse are shareholders but of which neither of them serves as a director or officer. Those disclaimed shares are not included in the shares listed for Mrs. Brice in the table.

(3) Mrs. Bristow may be considered to exercise shared voting and investment power with respect to 47,340 of the listed shares of Class A Common and 31,426 of the listed shares of Class B Common which are held jointly, by family members or other persons, or by corporations or other entities that she may be deemed to control. Mrs. Bristow disclaims beneficial ownership of an aggregate of 167,600 shares of Class A Common and 45,900 shares of Class B Common held by a corporation of which Mrs. Bristow and her spouse are shareholders and her spouse serves as a director and officer; 2,091 shares of Class A Common and 200 shares of Class B Common held by a charitable foundation of which she serves as a director; and an aggregate of 280,013 shares of Class A Common and 26,074 shares of Class B Common held by certain other corporations of which Mrs. Bristow and/or her spouse are shareholders but of which neither of them serves as a director or officer. Those disclaimed shares are not included in the shares listed for Mrs. Bristow in the table.

(4) Mrs. Bryant may be considered to exercise shared voting and investment power with respect to 29,777 of the listed shares of Class A Common and 14,905 of the listed shares of Class B Common which are held jointly, by family members or other persons, or by corporations or other entities that she may be deemed to control. The listed shares include an aggregate of 2,091 shares of Class A Common and 200 shares of Class B Common held by a charitable foundation, and an aggregate of 8,841 shares of Class A Common and 1,555 shares of Class B Common held by two business entities, that also are shown as beneficially owned by Mr. F. Holding and Ms. O. Holding. Mrs. Bryant disclaims beneficial ownership of an aggregate of 2,680 shares of Class A Common and 746 shares of Class B Common held by a third party as custodian for two of her children; an aggregate of 252,327 shares of Class A Common and 22,619 shares of Class B Common held by two corporations of which Mrs. Bryant is a shareholder and a director; and an aggregate of 167,600 shares of Class A Common and 45,900 shares of Class B Common held by certain other corporations of which Mrs. Bryant is a shareholder but does not serve as a director or officer. Those disclaimed shares are not included in the shares listed for Mrs. Bryant in the table.

(5) Mr. F. Holding may be considered to exercise shared voting and investment power with respect to 694,957 of the listed shares of Class A Common and 4,577 of the listed shares of Class B Common which are held jointly, by family members or other persons, or by corporations or other entities that he may be deemed to control. The listed shares include an aggregate of 682,350 shares of Class A Common and 666 shares of Class B Common held and also shown beneficially owned by his spouse, Mrs. E. Holding; 2,091 shares of Class A Common and 200 shares of Class B Common held by a charitable foundation that is also shown as beneficially owned by Ms. O. Holding; an aggregate of 8,841 shares of Class A Common and 1,555 shares of Class B Common held by two business entities that also are shown as beneficially owned by Mrs. Bryant and Ms. O. Holding; and 1,675 shares of Class A Common and 2,156 shares of Class B Common held by another business entity that also are shown as beneficially owned by Ms. O. Holding. Mr. Holding disclaims beneficial ownership of shares listed in the table above as held by or for Mr. Holding's adult children and their spouses and children; an aggregate of 319,927 shares of Class A Common and 68,519 shares of Class B Common held by certain corporations of which Mr. Holding and/or his spouse are shareholders and in which he serves as a director; and an aggregate of 118,845 shares of Class A Common and 1,900 shares of Class B Common held by certain other corporations of which Mr. Holding and/or his spouse are shareholders but in which neither of them serves as a director or officer. Those disclaimed shares are not included in the shares listed for Mr. Holding in the table.

(6) All listed shares also are shown as beneficially owned by her spouse, Mr. F. Holding. Mrs. E. Holding disclaims beneficial ownership of shares listed in the table above which are held by or for Mrs. Holding's spouse and her adult children and their spouses and children; an aggregate of 319,927 shares of Class A Common and 68,519 shares of Class B Common held by certain corporations of which Mrs. Holding and/or her spouse are shareholders and in which her spouse serves as a director; and an aggregate of 118,845 shares of Class A Common and 1,900 shares of Class B common held by certain other corporations of which Mrs. Holding and/or her spouse are shareholders but in which neither of them serves as a director or officer. Those disclaimed shares are not included in the shares listed for Mrs. Holding in the table.

(7) Mr. F. Holding, Jr. may be considered to exercise shared voting and investment power with respect to 57,219 of the listed shares of Class A Common and 69,631 of the listed shares of Class B Common which are held jointly, by family members or other persons, or by corporations or other entities that he may be deemed to control. The listed shares include an aggregate of 2,091 shares of Class A Common and 200 shares of Class B Common

held by a charitable foundation that also are shown as beneficially owned by Mr. F. Holding, Mrs. Bryant and Ms. O. Holding, and 45,788 shares of Class A Common and 36,525 shares of Class B Common held by a charitable foundation that is also shown as beneficially owned by Ms. O. Holding. Mr. Holding disclaims beneficial ownership of an aggregate of 4,756 shares of Class A Common and 10,150 shares of Class B Common held by trustees of irrevocable trusts for the benefit of his children; and an aggregate of 447,613 shares of Class A Common and 71,974 shares of Class B Common held by certain other corporations of which Mr. Holding and/or his spouse are shareholders but of which neither he nor his spouse serve as a director or officer. Those disclaimed shares are not included in the shares listed for Mr. Holding in the table.

(8) Ms. O. Holding may be considered to exercise shared voting and investment power with respect to 58,395 of the listed shares of Class A Common and 40,436 of the listed shares of Class B Common which are held jointly, by family members or other persons, or by corporations or other entities that she may be deemed to control. The listed shares include 2,091 shares of Class A Common and 200 shares of Class B Common held by a charitable foundation that also are shown as beneficially owned by Mr. F. Holding, Mr. F. Holding, Jr. and Mrs. Bryant; 45,788 shares of Class A Common and 36,525 shares of Class B Common held by a charitable foundation that also are shown as beneficially owned by Mr. F. Holding, Jr.; an aggregate of 8,841 shares of Class A Common and 1,555 shares of Class B Common held by two business entities that also are shown as beneficially owned by Mr. F. Holding and Mrs. Bryant; and an aggregate of 1,675 shares of Class A Common and 2,156 shares of Class B Common held by another business entity that also are shown as beneficially owned by Mr. F. Holding. Ms. Holding disclaims beneficial ownership of an aggregate of 438,772 shares of Class A Common and 70,419 shares of Class B Common held by certain corporations of which Ms. Holding is a shareholder but does not serve as a director or officer. Those disclaimed shares are not included in the shares listed for Ms. Holding in the table.

(9) The company's Schedule 13G filed with the SEC, as amended, indicates that all of the listed shares are owned by its clients and that, in its capacity as an investment adviser, it may be deemed to have shared voting power with respect to 832,371 of the shares and shared investment power with respect to all of the shares. The company's percentage of total votes is based on only the shares over which the company indicates that it has shared voting power.

(10) The company's Schedule 13G filed with the SEC, as amended, indicates that the shares are held by various investment companies registered under the Investment Company Act of 1940 for which the company's wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), acts as investment adviser, and that the company and its Chairman, Edward C. Johnson 3d, through the company's control of Fidelity, and the funds themselves, each has sole voting power with respect to 1,391 of the shares and sole investment power with respect to all of the shares held by the funds. The company's percentage of total votes is based on only the shares over which the company indicates that it has shared voting power.

Section 16(a) Beneficial Ownership Reporting Compliance

Our directors, executive officers and principal shareholders are required by federal law to file reports with the Securities and Exchange Commission regarding the amounts of and changes in their beneficial ownership of our Class A Common and Class B Common. Based on our review of copies of those reports, our proxy statements are required to disclose failures to report shares beneficially owned or changes in beneficial ownership, and failures to timely file required reports, during previous years. We are currently not aware of any required reports which were not filed, or which were filed late, during 2013, with the exception of certain reports previously described in our proxy statement for the 2013 Annual Meeting.

PROPOSAL 2: APPROVAL AND ADOPTION OF CHARTER AMENDMENT

Our Board of Directors recommends that you vote "For" Proposal 2.

General

A proposal will be submitted to shareholders at the Annual Meeting to approve and adopt an amendment (the "Proposed Amendment") to our Restated Certificate of Incorporation (our "Charter"), comprised of two elements, to:

- authorize a new class of capital stock consisting of 10,000,000 shares of undesignated preferred stock, $0.01 par value per share ("Preferred Stock"), and
- delete an unnecessary provision of our Charter (Article VII) which is intended to state the address of our principal business office.

We refer to the proposed new stock as "undesignated" because the designations, powers, preferences and rights of, and the qualifications, limitations and restrictions on, the Preferred Stock are not contained in the Proposed Amendment. Our Board of Directors would be authorized to designate and, subject to any applicable stock exchange rules, issue shares of the Preferred Stock from time to time, by resolutions and without any further approval of our shareholders, up to the authorized number. In issuing shares, our Board could create separate series of shares within the new class, determine the number of shares included in each series, and the designations, powers, and preferences and the relative, participating, optional and other rights of, and any qualifications, limitations or restrictions on, the Preferred Stock, or of shares within each separate series of Preferred Stock, at the time of issuance.

In addition to adding provisions to Article IV to authorize the issuance of Preferred Stock, the first element of the Proposed Amendment would make various conforming, formatting and other technical revisions to the existing provisions of Article IV relating to our current two classes of common stock. If the proposal is adopted and approved by our shareholders, our Board of Directors will be authorized to withdraw and abandon the Proposed Amendment at its discretion at any time before it becomes effective.

The following resolutions to approve and adopt the Proposed Amendment will be voted on at the Annual Meeting:

> "**RESOLVED**, that the shareholders of First Citizens BancShares, Inc., hereby approve and adopt an amendment to BancShares' Restated Certificate of Incorporation to **(1)** amend current Article IV in its entirety in order to authorize a new class of capital stock consisting of 10,000,000 shares of undesignated preferred stock, $0.01 par value per share, and make certain other various conforming, formatting and other technical revisions to the existing provisions of Article IV, all in the form attached as Appendix A to BancShares' 2014 Annual Meeting Proxy Statement, and **(2)** delete current Article VII thereof in its entirety without any replacement; and, it is further
>
> **RESOLVED**, that the Board of Directors is authorized to effectuate the amendment by filing a Certificate of Amendment with the Delaware Secretary of State and, notwithstanding adoption and approval of the amendment by shareholders, to withdraw and abandon the amendment at its discretion at any time prior to the time it is made effective."

A copy of Article IV as it is proposed to be amended is attached as Appendix A to this proxy statement. That copy is marked to reflect specific changes to our existing Article IV that would be made by the Proposed Amendment if it is adopted and approved at the Annual Meeting. You should review those changes carefully.

Our Board of Directors has unanimously adopted, approved and declared the advisability of the Proposed Amendment and will submit it to our shareholders for adoption and approval at the Annual Meeting. The Board of Directors recommends that you vote "FOR" the Proposed Amendment.

Reasons for the Proposed Amendment

Proposed New Article IV. The Proposed Amendment would permit our Board of Directors to issue Preferred Stock from time to time in the future, up to the total number of authorized shares, for various purposes, and in various types of transactions, including issuances to increase our capital and as consideration to effectuate acquisitions. Our Board has no current plans or proposals to issue or sell any shares of Preferred Stock. However, recent changes in the capital adequacy guidelines of banking regulators will increase the levels of Tier I capital that all financial institutions must maintain. Our current capital levels are such that we will continue to be treated as "well capitalized" under the new guidelines. However, our business plan contemplates that we will continue to grow, both organically and through acquisitions of other companies that will further penetrate our banking markets or otherwise enhance our business and operations. As a result, it may become desirable or necessary in the future to increase our capital. Until recently, we could issue trust preferred securities to raise Tier I capital. However, a provision of the 2010 Dodd-Frank Wall Street Reform and Consumer Protection Act has eliminated the ability of bank holding companies to include the proceeds of trust preferred securities in their Tier I capital. Without the Proposed Amendment, our only option for increasing our Tier I capital, other than retaining our earnings, would be issuing and selling additional shares of our common stock. Having the authority to issue and sell Preferred Stock, in addition to our existing authorized common stock, would provide our Board of Directors additional options for increasing our Tier I capital, as well as additional options for effectuating acquisitions if appropriate opportunities arise.

Our Board of Directors believes we would benefit from the Proposed Amendment by having the flexibility in our capital structure, in addition to our common stock, to issue shares that have different terms and relative rights. Because future market conditions and the particular circumstances of future financing or acquisition opportunities cannot be predicted in advance, our Board believes it is in our best interests to give it the flexibility to tailor the specific terms of each series of Preferred Stock that may be issued in the future. That authority would allow the Board to utilize those shares to meet then-current market conditions, or the facts and circumstances of specific financing or acquisition opportunities, without the expense, delay, and uncertainty that would result if a meeting of our shareholders was required to approve each issuance of shares or authorize the terms of each specific series of shares. The Proposed Amendment would give our Board of Directors broad flexibility in designing and issuing each series of Preferred Stock in the future.

Proposed Deletion of Article VII. We propose to delete current Article VII of our Charter because the General Corporation Law of the State of Delaware does not require it to be in our Charter and it is not helpful to our shareholders or the public. Article VII is intended to list the address of our principal place of business. However, that address (which currently is 4300 Six Forks Road, Raleigh, North Carolina) and changes in the address already are listed in the Annual Reports we file with the Delaware Secretary of State and reports we file electronically with the Securities and Exchange Commission under the Securities Exchange Act of 1934 which are more accessible to our shareholders and the public than our Charter. However, if Article VII remains in our Charter, any proposed change to our principal place of business address stated in that Article would necessitate a formal amendment to our Charter which would have to be approved by our shareholders.

We believe it is not necessary, nor is it helpful to our shareholders or the public, to state our principal place of business in our Charter. Rather than amending Article VII to update our address, we believe it better to delete Article VII.

Effect of the Proposed Amendment

Proposed New Article IV. Current Article IV of our Charter provides that our authorized capital stock consists of two separate classes of common stock as follows:

- 11,000,000 shares of Class A Common having a par value of $1.00 per share;
- 2,000,000 shares of Class B Common having a par value of $1.00 per share.

As discussed above, the Proposed Amendment would:

- create a third class of capital stock consisting of 10,000,000 shares of Preferred Stock having a par value of $0.01 per share; and
- as permitted by the General Corporation Law of the State of Delaware, authorize our Board of Directors to issue shares of the newly authorized Preferred Stock from time to time in the future, to create one or more separate series of Preferred Stock within the new class, and to determine the number of shares included in each series, and the designations, powers, and preferences, and the relative, participating, optional and other rights of, and any qualifications, limitations or restrictions on, the Preferred Stock, or of shares within each series of Preferred Stock, at the time of each issuance, all by its resolution and without any further approval of our shareholders.

Preferred Stock could be issued in the future from time to time, in one or more series, in a variety of transactions, including without limitation public offerings or private sales of shares to increase our capital, or to the shareholders of other entities we acquire in exchange for their shares of those companies. The shares issued in each transaction could all be of one series, or our Board of Directors could establish a separate series of shares for each transaction. Our Board would be authorized to establish different series of Preferred Stock from time to time, and to issue shares from those series, without additional shareholder approval.

At the time the Board of Directors approved the issuance of any Preferred Stock, it could issue the shares from a previously established series, or it could establish a new series of shares within the class by its resolution and the filing of a Certificate of Designation with the Delaware Secretary of State. For each new series, the Board would determine, and the Certificate of Designation would specify, the number of shares included in the new series, and the designation, powers, and preferences, and the relative, participating, optional and other rights of, and any qualifications, limitations or restrictions on, shares within the new series.

The terms and preferences of shares included in each separate series of Preferred Stock could differ materially. In general, any shares of Preferred Stock we issued likely would have one or more preferences over, or special terms that differed from, outstanding shares of our common stock. The Board would have broad discretion with respect to designating and establishing each separate series of Preferred Stock. Among other provisions, our Board could provide that shares in a series it established would have:

- the right to receive dividends (which might be cumulative or noncumulative) at a stated rate before any dividend could be paid on our common stock or on other specified series of Preferred Stock;

- the right to receive a stated distribution upon any liquidation of our company before any distribution could be made to holders of our common stock or other specified series of Preferred Stock;
- if they are voting shares, special voting rights, including rights to vote as a separate group or class in matters submitted for a vote of our shareholders;
- terms providing for the conversion of shares of Preferred Stock into shares of our common stock, either automatically or at the option of the holders of the stock, at specified rates; and
- terms providing for the redemption of the shares, either at our option or at the option of holders of the shares or both, or upon the happening of a specified event, and, if the shares are redeemable, the redemption prices and the conditions and times upon which redemption may take place.

Under the General Corporation Law of the State of Delaware, any amendment to our Charter that would increase or decrease the number of authorized shares or par value of a particular class of our capital stock, or alter or change the powers, preferences or special rights of the shares of a particular class so as to affect them adversely, would require approval by a vote of the holders of the outstanding shares of that class, voting as a separate class (whether or not those shares otherwise were voting shares), as well as by a majority of the votes entitled to be cast by holders of all of our outstanding stock entitled to vote on the amendment. However, as permitted by the Delaware statutes, the Proposed Amendment provides that the holders of shares of Preferred Stock will not have a right to vote as a class on an amendment to increase or decrease the authorized shares of that class unless otherwise provided in the Certificate of Designation relating to a series of Preferred Stock. Any such amendment would merely require approval by a majority of the votes entitled to be cast by all of our outstanding stock entitled to vote on the amendment unless otherwise provided in the Certificate of Designation relating to a series of Preferred Stock.

Issuing any shares of Preferred Stock would dilute the relative percentage equity interests of the current holders of our existing capital stock. Our current shareholders do not have preemptive rights to acquire any additional shares of capital stock we issue, and they would have no right to purchase a proportionate share, or any portion, of any shares of Preferred Stock issued in the future.

A copy of Article IV, as it is proposed to be amended, is included as Appendix A to this proxy statement. It contains a list of the types of provisions that the Board of Directors would be authorized to determine at the time shares were issued, and it reflects the other conforming, formatting and technical revisions that would be made to the provisions of our Charter relating to our existing common stock. You should review proposed new Article IV carefully before you decide how to vote at the Annual Meeting.

Proposed Deletion of Article VII. The Proposed Amendment would delete current Article VII of our Charter without any replacement. As a result, our Charter would no longer state the address of our principal place of business. However, that address, as it may change from time to time, is listed and is available to our shareholders and the public in the Annual Report we file each year with the Delaware Secretary of State and in reports we file electronically with the Securities and Exchange Commission.

Potential Anti-takeover Effects of Preferred Stock

The purpose of the authorization of the proposed new class of Preferred Stock is to provide our Board of Directors with additional options for increasing our capital and effectuating possible future acquisitions; it is not intended to enable our Board to establish any barriers to a change of control or acquisition of our company. However, the Board's authority to issue shares of Preferred Stock, to establish one or more series of Preferred Stock, and to determine the provisions of each series of Preferred Stock, could be used for that purpose or have that effect. For example, should a group that is friendly to our management be issued shares of a series of Preferred Stock having special voting rights or certain other preferential terms, that group could receive effective control over the election of our directors and that could deter or discourage efforts by another group or company to acquire control of our company, even if our other shareholders favored a change of control.

Effectiveness of the Proposed Amendment

If our shareholders adopt and approve the Proposed Amendment, we intend to file a Certificate of Amendment with the Delaware Secretary of State as soon as practicable following the Annual Meeting. The Proposed Amendment would become effective at the time specified in the Certificate. However, even if the Proposed Amendment is adopted and approved, our Board of Directors would be authorized, at its discretion, to withdraw and abandon the Proposed Amendment at any time before a Certificate of Amendment becomes effective if the Board determines that to be in our best interests.

Our Board of Directors recommends that you vote "FOR" Proposal 2.

To be adopted and approved, a majority of the votes entitled to be cast with respect to all outstanding shares of our common stock, voting together, must be cast in favor of the proposal.

PROPOSAL 3: APPROVAL OF LONG-TERM INCENTIVE PLAN

Our Board of Directors recommends that you vote "For" Proposal 3.

Background

Our joint Compensation, Nominations and Governance Committee (the "Committee") has recommended, and on February 26, 2014, our and FCB's Boards of Directors unanimously approved, a Long-Term Incentive Plan (the "Plan") under which incentive awards may be granted to salaried employees that will be payable in cash based on the extent to which pre-established performance goals are met over a specified period of time. Although the Plan is not required to be approved by our shareholders, as discussed below we are asking shareholders to approve the material terms of the performance goals under which compensation is to be paid under the Plan in an attempt to allow, to the extent practicable, compensation that may be paid to certain of our key executive officers under the Plan to be tax deductible under Section 162(m) ("Section 162(m)) of the Internal Revenue Code of 1986, as amended (the "Code").

Under Section 162(m) and related regulations, compensation in excess of $1,000,000 paid in any one year to a public corporation's chief executive officer and four other highest paid executive officers (other than the chief financial officer) who are employed by the corporation at year end ("covered employees") will not be deductible for federal income tax purposes unless the compensation is considered "qualified performance-based compensation" under Section 162(m) (or unless another exemption is available). In order to qualify as performance-based compensation, compensation must be paid solely on account of attaining one or more pre-established, objective performance goals determined and certified by a committee comprised of "outside directors" (as defined in Section 162(m)), and the material terms (or changes in material terms) of the performance goals under which the compensation is to be paid must be disclosed to and approved by shareholders. In an attempt to preserve, to the extent practicable, our ability to deduct compensation payable under the Plan to our covered employees, we are proposing that our shareholders approve the material terms of the performance goals under which compensation may be paid to those employees. Under Section 162(m), the material terms of the Plan that are subject to shareholder approval (which is described in the paragraphs below) include

- the employees eligible to receive compensation;
- a description of the business criteria upon which the performance goals are based; and
- either the maximum dollar amount of compensation that may be paid to an employee during a specified period, or the formula used to calculate the amount of compensation to be paid, if the performance goal is met.

The discussion that follows is qualified in its entirety by reference to the Plan itself, a copy of which is attached as Appendix B to this proxy statement. An electronic copy of the Plan also is available as an appendix to the electronic version of this proxy statement on the SEC's website at *www.sec.gov*. Shareholders should refer to the Plan for more complete and detailed information. If the Plan is not approved by our shareholders, payments made to our covered employees under the Plan may not be deductible for federal income tax purposes under Code Section 162(m), and the Committee will re-evaluate whether to implement an incentive compensation plan without shareholder approval, or to consider other appropriate means to provide incentive compensation opportunities to our executive officers and other employees. Whether or not our shareholders approve the Plan at the Annual Meeting, we retain the right to pay compensation that does not qualify for the exception for qualified performance-based compensation exception under Section 162(m) if the Committee determines that it is in our best interest to do so.

Purpose

The purpose of the Plan is to provide selected salaried employees of FCB or any of its affiliates with opportunities to earn awards in the form of cash bonuses based upon attainment of pre-established, objective performance goals. The opportunity to earn bonuses is intended to promote a closer identification of the participants' interests with our corporate interests and the interests of our shareholders and to stimulate participants' efforts to enhance our efficiency, profitability, growth and value.

Eligibility

All salaried employees of FCB and its affiliates (including our and FCB's executive officers) will be eligible to participate in the Plan, and the Committee from time to time, on an annual or other periodic basis, will select eligible employees to whom awards will be granted. In the case of our covered employees, the Committee's selection generally must be made during the first 90 days of the relevant "performance period" for which they are being selected (as described below) and before 25% of the performance period has passed. A participant's selection for one performance period will not guarantee that he or she will be selected to participate in any other performance period.

Currently, a total of approximately 1,957 employees, including our current executive officers named in the Summary Compensation Table in this proxy statement, are eligible to be selected for participation in the Plan. Non-employee directors and non-employee service providers are not eligible to participate.

Administration; Amendment and Termination

The Plan will be administered by the Committee, or by a subcommittee of the Committee. Subject to the terms of the Plan, the Committee will have the authority and discretion to take any action with respect to the Plan, including but not limited to the authority to:

- determine all matters related to awards, including selection of individuals to whom awards will be granted and all other terms, conditions, restrictions and limitations of an award; and
- construe and interpret the Plan and any related documents or instruments evidencing awards, establish and interpret rules and regulations for administration of the Plan and make all other determinations necessary or advisable for administering the Plan.

In certain circumstances, the Committee may delegate administration of the Plan, including authority to grant awards (other than to covered employees) and make other determinations with respect to such awards, subject to any restrictions imposed by applicable laws, rules and regulations and terms and conditions that may be established under the Plan or by the Committee.

The Committee currently consists of four directors who we believe are independent directors under the listing requirements of The NASDAQ Stock Market and are outside directors under the requirements of Section 162(m).

Our Board of Directors may amend, discontinue or terminate the Plan in whole or in part at any time, subject to shareholder approval of any amendments if required by applicable laws, rules or regulations, and to participant consent if any such action may adversely affect any award earned and payable under the Plan at that time. However, the Committee has unilateral authority to amend the Plan and any award (without participant consent) to the extent necessary to comply with applicable laws, rules or regulations or changes to applicable laws, rules and regulations, and to reduce or eliminate an award. The Committee also has the authority to make adjustments to awards and performance objectives upon the occurrence of certain unusual or nonrecurring events or other similar circumstances, as described in the Plan. In addition, the Committee's authority to grant awards and authorize payments under the Plan does not restrict its authority to grant compensation to employees under other compensation plans or programs.

Grant of Awards; Performance Objectives

When the Committee grants awards under the Plan, it will establish a "performance period" during which performance will be measured, establish one or more specific written performance objectives and specific goals for each participant and/or for each group of participants for that performance period, and assign to each participant a target cash bonus award for the performance period. A performance period may be coincident with one or more of our fiscal years, or any portions thereof, and performance periods may be overlapping. Each participant may earn a percentage (which may exceed 100%) of his or her target cash bonus award based on the extent of attainment of the written performance goals established by the Committee for the relevant performance period.

The performance objectives may be based on individual, business unit/function, and/or corporate performance, or any combination thereof. If a participant's performance goals are based on a combination of individual performance, business unit/function performance and/or corporate performance, the Committee may weight the importance of each type of performance that applies to the participant by assigning a percentage to it. However, in the case of covered employees, the performance objectives must be objective and must be based upon one or more of the following criteria, as determined by the Committee: (1) revenues or sales; (2) gross margins; (3) earnings per share; (4) consolidated earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization); (5) net income; (6) operating income; (7) book value per share, including tangible book value per share; (8) dividends per share; (9) return on shareholders' equity; (10) return on investment; (11) return on capital; (12) improvements in capital structure; (13) expense management; (14) operating margins; (15) maintenance or improvement of gross margins or operating margins; (16) stock price or total shareholder return; (17) market share; (18) profitability; (19) costs; (20) cash flow or free cash flow; (21) working capital; (22) return on assets; (23) economic wealth created, and/or (24) strategic business criteria, based on meeting specified goals or objectives related to market penetration, geographic business expansion, cost targets, customer satisfaction, employee satisfaction, management of employment practices and employee benefits, management of litigation, management of information technology, goals relating to acquisitions or divestitures of product lines, subsidiaries, affiliates or joint ventures, quality matrices, customer service matrices and/or execution of pre-approved corporate strategy. The Committee may apply other performance criteria for participants who are not covered employees, which may or may not be objective. The targeted level or levels of performance with respect to the performance objectives may be established at such levels and on such terms as the Committee may determine, in its discretion, including but not limited to on an absolute basis, in relation to performance in a prior performance period, and/or relative to one or more peer group companies or indices, or any combination thereof. In addition, the performance objectives may be calculated without regard to extraordinary items, except as may be limited under Section 162(m) in the case of a covered employee.

The Committee may adjust awards as appropriate for partial achievement of goals or other factors, and may interpret and make necessary and appropriate adjustments to performance goals and the manner in which goals are evaluated. However, in general, no such adjustment may be made with respect to an award granted to a covered employee if the award would not comply with Section 162(m).

In the case of awards granted to covered employees that are intended to be "qualified performance-based compensation" under Section 162(m), the performance objectives must be established by the Committee (1) while the outcome for the performance period is substantially uncertain, and (2) no more than 90 days after the commencement of the performance period to which the performance objectives relate and before 25% of the relevant performance period has elapsed (or otherwise at such time and upon such terms as to ensure that the award will, to the extent practicable, qualify as "performance-based compensation" for purposes of Section 162(m)).

Earning and Payment of Awards; Award Limitations

As soon as practicable after the end of a performance period, the Committee will determine whether the performance goals for the period are met, and, if so, at what level of achievement under specific formulae established for the period. If performance goals were met, the Committee will determine the amount, if any, of each participant's target award that has been earned and will be paid. Awards earned by participants with respect to a performance period will be paid to them after the Committee has determined the amounts and, with respect to covered employees, certified in writing that those participants achieved their respective performance goals, and otherwise in accordance with the Plan terms. The maximum amount of awards that may be paid under the Plan to any one participant in any one fiscal year may not exceed $3,000,000. The Committee will have unilateral discretion to reduce or eliminate the amount of an award, including an award otherwise earned and payable under the Plan, but it will not have the discretion to increase the amount of an award payable under the Plan to any participant who is a covered employee. However, we reserve the right to pay discretionary bonuses outside of the Plan if it is determined that it is in the best interests of our company to do so.

Effect of Termination and Other Events; Covenants

The Committee will have discretion to determine whether awards will be paid or forfeited in the event of a participant's termination of employment or other events before the end of a performance period or prior to payment of such awards. Unless otherwise determined by the Committee, if a participant dies, retires, becomes disabled, is assigned to a different position, is granted a leave of absence, or another similar event occurs, or if the participant's employment is otherwise terminated (except for cause) by us during a performance period, a *pro rata* share of the participant's award based on the period of actual participation may, at the Committee's discretion, be paid to the participant after the end of the performance period if and to the extent that it would have become earned and payable had the participant's employment status not changed. The Committee may require a participant to enter into non-competition, non-solicitation, confidentiality or other similar covenants as a condition to the grant or payment of an award under the Plan.

Transferability

Unless the Committee determines otherwise, awards and any other rights under the Plan may not be transferred, pledged or assigned except by designation of a beneficiary or by will or the laws of intestate succession.

Certain Federal Income Tax Consequences

The following summary generally describes the principal U.S. federal (and not foreign, state or local) income tax consequences of awards granted under the Plan as of the date of this proxy statement. The summary is general in nature and is not intended to cover all tax consequences that may apply to a particular employee or to us. The provisions of the Code and related regulations regarding these matters are complicated and their impact in any one case may depend upon the particular circumstances.

In general, a participant in the Plan will be taxed at ordinary income rates on any cash bonus in the year received. Generally, subject to compliance with the Section 162(m) requirements described in this discussion, we believe we will receive a federal income tax deduction corresponding to the amount included in the participant's income.

Code Section 409A. Code Section 409A imposes certain requirements on compensation that is deemed under Code Section 409A to involve deferred compensation. Awards granted under the Plan are designed to be exempt from, or comply with, Code Section 409A. However, if Code Section 409A is deemed to apply to the Plan or any award, and the Plan and award do not, when considered together, satisfy the requirements of Code Section 409A during a taxable year, the participant will have ordinary income in the year of non-compliance in the amount of all deferrals subject to Code Section 409A to the extent that the award is not subject to a substantial risk of forfeiture. The participant will be subject to an additional tax of 20% on all amounts includable in income and may also be subject to interest charges under Code Section 409A. Subject to Section 162(m) and certain reporting requirements, we believe we will be entitled to an income tax deduction with respect to the amount of compensation includable as income to the participant. We do not undertake to have any responsibility to take, or to refrain from taking, any actions in order to achieve a certain tax result for any participant.

Performance-Based Compensation – Section 162(m) Requirements. As described above, Section 162(m) generally denies an employer that is a publicly held corporation a deduction for compensation paid to its covered employees in excess of $1,000,000 unless the compensation is exempt from the $1,000,000 limitation because it is performance-based compensation. We have attempted to structure the Plan in a manner that will comply with the requirements imposed by Section 162(m) and related regulations in order to preserve, to the extent practicable, our tax deduction for awards made under the Plan to our covered employees.

New Plan Benefits

As noted above, awards under the Plan will be made at the Committee's discretion and will be based on attainment of performance goals during each award's performance period. Accordingly, it is not possible to determine at this time the amounts, if any, that will be earned or paid in connection with awards under the Plan. However, subject to approval of the Plan by our shareholders at the Annual Meeting, on February 26, 2014, the Committee approved the grant of initial awards under the Plan as described in the table below. These initial awards are "staggered," with one-year, two-year and three-year performance periods, commencing January 1, 2014. If the Plan is approved by shareholders, a percentage (which could exceed 100%) of each award could be earned at the end of its performance period based on the rate of growth in the tangible book value of our common stock plus cumulative dividends per share paid over the performance period that applies to that award. In the table, the dollar amounts reflect the amounts that could be earned and paid at each performance level set by the Committee. No amounts will be paid if performance is below the threshold level. If the Plan is not approved by our shareholders at the Annual Meeting, the awards will terminate.

LONG-TERM INCENTIVE PLAN

Name and Position	Performance Period	Amount of Award Paid at Specified Performance Levels (2) Threshold Level	Target Level	Stretch Level
Frank B. Holding Jr.	2014	$ 286,500	$ 573,000	$ 716,250
	2014-2015	334,250	668,500	835,625
	2014-2016	429,750	859,500	1,074,375
Glenn D. McCoy	2014	100,000	200,000	250,000
	2014-2015	125,000	250,000	312,500
	2014-2016	125,000	250,000	312,500
Frank B. Holding	N/A	-0-	-0-	-0-
Edward L. Willingham, IV	2014	156,250	312,500	390,625
	2014-2015	187,500	375,000	468,750
	2014-2016	187,500	375,000	468,750
Hope H. Bryant	2014	156,250	312,500	390,625
	2014-2015	187,500	375,000	468,750
	2014-2016	187,500	375,000	468,750
Executive officers as a group	2014	1,033,050	2,066,100	2,582,625
	2014-2015	1,202,150	2,403,800	3,004,750
	2014-2016	1,358,025	2,716,050	3,395,063
Non-executive directors as a group (1)	N/A	-0-	-0-	-0-
Non-executive officers and employees as a group	2014	93,250	186,500	233,125
	2014-2015	111,333	222,665	278,331
	2014-2016	123,708	247,415	309,269

(1) Directors who are not officers or employees are not eligible to participate in the Plan.
(2) If performance is below the Threshold Level, no amount will be earned. If performance exceeds the Threshold Level but not the Target Level, or exceeds the Target Level but not the Stretch Level, the amount earned will be interpolated by the Committee. Performance that exceeds the Stretch Level will not result in an increase in the amount earned.

Our Board of Directors recommends that you vote "FOR" Proposal 3.

To be approved, a majority of the votes entitled to be cast with respect to shares present or represented at the Annual Meeting must be cast in favor of the proposal.

PROPOSAL 4: ADVISORY VOTE ON EXECUTIVE COMPENSATION

Our Board of Directors recommends that you vote "For" Proposal 4.

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Act") enacted during July 2010, and rules adopted by the Securities and Exchange Commission under the Act, at least once every three years we are required to give our shareholders an opportunity to vote, on a non-binding, advisory basis, on a proposal (a "say-on-pay" proposal) to approve the compensation of our executive officers whose compensation we are required by the SEC's rules to disclose in our Annual Meeting proxy statements. At our 2011, 2012 and 2013 Annual Meetings, our shareholders overwhelmingly approved say-on-pay proposals voted on at those meetings, with over 92% of the votes represented by shares present, and over 99% of the votes actually cast for or against the proposal, at each meeting being cast for approval.

Another say-on-pay proposal will be submitted for voting by our shareholders at the 2014 Annual Meeting. At our 2011 Annual Meeting, our shareholders considered a "say-on-frequency" proposal in which they could indicate whether they preferred that we hold future say-on-pay votes every year, once every two years, or once every three years. The majority of votes cast by shareholders favored a say-on-pay vote once every three years. However, following that meeting, our analysis of the voting indicated that a number of shareholders appeared to prefer that a vote be held every year. As a result, our Board of Directors concluded that it would conduct a say-on-pay vote each year until the next required say-on-frequency vote by our shareholders or until the Board determines that a different frequency is appropriate. As a result, our Board will submit a say-on-pay proposal for voting at the Annual Meeting.

The following resolution will be voted on at the Annual Meeting:

> "**RESOLVED,** that the shareholders of First Citizens BancShares, Inc. ("BancShares") hereby approve, on a non-binding, advisory basis, the compensation paid or provided to BancShares' named executive officers, as such compensation has been disclosed in BancShares' proxy statement for the 2014 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including BancShares' Compensation Discussion and Analysis, compensation tables, and the narrative discussion contained in the proxy statement."

The vote on the resolution is not intended to address any specific element of executive compensation. Rather, the vote relates in general to the compensation described in this proxy statement that we paid or provided for 2013 to our named executive officers listed in the Summary Compensation Table above under the heading "*EXECUTIVE COMPENSATION.*" Under the Act and the SEC's rules, the vote will be advisory in nature and will not be binding on our Board of Directors or Compensation, Nominations and Governance Committee, and it will not overrule or affect any previous action or decision by the Board or Committee or any compensation previously paid or awarded. Neither will it obligate the Board or Committee to any particular course of action in the future, nor create or imply any additional duty on the part of the Board or Committee. However, our Board and Compensation, Nominations and Governance Committee will consider the voting results on the resolution and will evaluate whether any actions are necessary to address any concerns of shareholders.

Our executive compensation philosophy and components are described in more detail in this proxy statement under the headings "*COMPENSATION DISCUSSION AND ANALYSIS*" and "*EXECUTIVE COMPENSATION.*" As discussed in those sections, our Board and Compensation, Nominations and Governance Committee attempt to align our executive officers' compensation with our long-term business philosophy and to achieve our objectives of:

- rewarding year-over-year performance and long-term loyalty;
- balancing business risk with sound financial policy and shareholder value;
- enabling FCB to attract and retain qualified executive officers; and
- providing compensation to our executive officers that is competitive with comparable financial services companies.

Consistent with that philosophy, our executive compensation program is primarily composed of the following elements:

- competitive base salaries;
- annual incentives paid in cash to motivate and reward executives for company and individual performance;
- subject to shareholder approval of our proposed Long-Term Incentive Plan at the Annual Meeting, and beginning in 2014, performance-based long-term incentive awards denominated in cash which could be earned based on the extent of growth in the tangible book value per share of our common stock plus cumulative dividends paid on the stock during stated performance periods;
- retirement benefits in the form of a defined benefit pension plan (for officers hired on or before March 31, 2007), and matching contributions to Section 401(k) defined contribution plans;
- individual non-qualified separation from service agreements; and
- limited personal benefits (or "perquisites") for certain of our executive officers.

We do not do not provide any equity-based compensation (such as stock options or stock awards), or any arrangements under which compensation would be paid, or the vesting of any benefits would be accelerated, as a result of a change in control of our company or FCB, and we do not provide any tax "gross-up" payments for personal benefits or any other type of compensation that our officers receive.

We are committed to maintaining a strong executive compensation governance framework and maintaining a compensation program that is both fair and effective for both our executives and our shareholders alike. We believe the actions taken in 2013 and beyond – particularly the increase in variable compensation and introduction of the proposed performance-based Long-Term Incentive Plan – will enhance our pay and performance alignment.

Our Board of Directors believes that our executive compensation policies and practices are aligned with our shareholders' long-term interests, and it recommends that you vote "FOR" Proposal 4.

To be approved, a majority of the votes entitled to be cast with respect to shares present or represented at the Annual Meeting must be cast in favor of the proposal.

PROPOSAL 5: RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS

Our Board of Directors recommends that you vote "FOR" Proposal 5.

Appointment of Independent Accountants

Our Audit Committee has selected our current independent accounting firm, Dixon Hughes Goodman LLP, to serve as our independent accountants for 2014. The Committee's charter gives it the responsibility and authority to select and appoint our independent accountants and to approve their fees and the terms of the engagement under which they provide services to us.

The Audit Committee continuously reviews our independent accountants' performance and independence. In connection with the Committee's selection of Dixon Hughes Goodman as our independent accountants for 2014, the Committee considered and discussed, among other factors:

- the quality of Dixon Hughes Goodman's service during 2013 and since its initial engagement;
- recent reports of the Public Company Accounting Oversight Board's inspections of Dixon Hughes Goodman;
- Dixon Hughes Goodman's tenure as our independent accountants and its familiarity with our operations, accounting policies and practices, and internal control over financial reporting;
- the Committee's perception of and Dixon Hughes Goodman's statements regarding the firm's independence;
- Dixon Hughes Goodman's expertise in the banking industry and the Committee's perception of its capability in handling issues related particularly to financial institutions;
- the knowledge and experience of the lead audit partner and other key members assigned to our audit service team; and
- the appropriateness of Dixon Hughes Goodman's fees.

Dixon Hughes Goodman's partners who are assigned as "lead audit partners" for its audits of public companies are subject to a mandatory rotation policy, and a partner in the firm may not serve as lead audit partner for the firm's audit of our financial statements for more than five consecutive years. The Committee does not approve or disapprove the accounting firm's assignment of a particular partner as lead audit partner, or its assignment of other members of the firm to its audit team, for audits of our financial statements. However, in connection with the Committee's selection of our independent accountants each year, the Committee meets with the proposed lead audit partner, considers the partner's experience and performance on previous audits and any experience of the Committee with the partner, and seeks and considers the views of our senior management. The Committee then communicates its views regarding that partner to management of the accounting firm.

Based on its evaluation, the Audit Committee believes that Dixon Hughes Goodman is independent and that it is in our and our shareholders' best interests to retain Dixon Hughes Goodman as our independent accountants for 2014. Dixon Hughes Goodman has served as our independent accountants since 2004.

Our shareholders are not required by our Bylaws or the law to ratify the Committee's selection. However, we will submit a proposal for shareholders to ratify the appointment of Dixon Hughes Goodman at the Annual Meeting to allow shareholders to be heard in that selection process. Representatives of Dixon Hughes Goodman are expected to attend the Annual Meeting and be available to answer appropriate questions, and they will have an opportunity to make a statement if they desire to do so. If our shareholders do not ratify the Committee's selection, the Committee will reconsider its decision, but it could choose to reaffirm its appointment of Dixon Hughes Goodman. Even if our shareholders ratify the Committee's selection, during the year the Committee could, in its discretion, appoint different independent accountants if it determines that a change would be in our best interests.

Services and Fees During 2013 and 2012

Except as described below, our Audit Committee pre-approves all audit services and other services provided by our accountants. Since it is difficult to determine the exact nature and extent of the tax services or advice we will need during the coming year, the Committee authorizes our management to obtain tax services from our accountants during the year up to prescribed cumulative amounts of fees set by the Committee by category of service. Requests for advice in excess of those amounts require further Committee approval. While the entire Audit Committee generally participates in the pre-approval of services, the Committee delegates authority to its Chairman to approve requests for non-audit services beyond the pre-approved limits. Any such approval by the Chairman is communicated to the full Committee at its next regularly scheduled meeting.

As our independent accountants for 2013 and 2012, Dixon Hughes Goodman provided us with various audit and other services for which we and FCB were billed, or expect to be billed, for fees as described below. Our Audit Committee has considered whether the provision of non-audit services by our independent accounting firm during 2013 was compatible with maintaining its independence, and it believes that the provision of non-audit services by Dixon Hughes Goodman during 2013 did not affect its independence.

The following table lists the aggregate amounts of fees paid to Dixon Hughes Goodman for audit services for 2013 and 2012 and for other services they provided during 2013 and 2012.

Type of Fees and Description of Services	2013	2012
Audit Fees, including, for both years, audits of our consolidated financial statements and related attestations, and reviews of our condensed interim consolidated financial statements	$823,000	$890,000
Audit-Related Fees, including, during both years, audits of FCB's common trust funds and employee benefit plans, agreed upon procedures reports required by contracts, service organization reports on internal controls, and subsidiary audits and other attest reports, and, during 2012, consultation regarding accounting standards	415,000	548,590
Tax Fees, including, during both years, reviews of our consolidated federal and related state income tax returns and non-routine tax consultations and, during 2012 only, additional tax compliance services	44,550	72,335
All Other Fees	-0-	-0-

Our Board of Directors recommends that you vote "FOR" Proposal 5.

To be approved, a majority of the votes entitled to be cast with respect to shares present or represented at the Annual Meeting must be cast in favor of the proposal.

PROPOSAL 6: SHAREHOLDER PROPOSAL REGARDING VOTING RIGHTS

Our Board of Directors recommends that you vote "<u>AGAINST</u>" Proposal 6.

One of our shareholders, Gerald R. Armstrong, who owns 25 shares of our Class A Common and 150 shares of our Class B Common, and whose address and telephone number are 910 Sixteenth Street, No. 412, Denver, Colorado 80202-2917, (303) 355-1199, has notified us that he intends to present the proposed resolution printed below for voting at the Annual Meeting. Mr. Armstrong's proposed resolution and his supporting statement are printed in the box below exactly as contained in his notice to us. We take no responsibility for the contents of the resolution or his supporting statement. As provided in rules of the Securities and Exchange Commission pertaining to shareholder proposals, in order to be voted on, Mr. Armstrong's proposal must be presented at the Annual Meeting by him or his qualified representative.

Resolution

That the shareholders of First Citizens BancShares, Inc. request its Board of Directors to take steps to adopt a plan for all of our First Citizens BancShares, Inc. shares to have one vote per share.

This would include all practicable steps including encouragement and negotiation with "Holding Family" shareholders to request that they relinquish, for the common good of all shareholders, any pre-existing rights, specifically, to eliminate their "super-voting" power of sixteen votes per share.

(This proposal is not intended to unnecessarily limit our Board's judgment in creating the requested change in accordance with applicable laws and existing contracts.)

Statement

In the current equity structure of First Citizens BancShares, Inc., there are 8,586,058 shares of Class A stock and 1,032,883 shares of Class B stock.

The Class B shares are closely-held by the "Holding Family" and have 16 votes per share for a total of 16,526,128 votes compared to 8,586,058 Class A shares which have only one vote per share.

The proponent believes that despite this imbalance of voting power, this proposal received 6,295,837 votes in last year"s meeting, which is significant and had the Class B shares had just one vote per share, the proposal would likely would have received a majority of the votes cast.

He has been a shareholder for several years and it is his observation that there could be an absence of accountability and reasonable performance in the top management of First Citizens – members of the "Holding Family." Its dividend at the time this proposal was submitted as a paltry .5%. A chart in the 2012 annual report shows that had $100.00 and five years worth of future dividends had been invested on December 31, 2007, it would be worth just $116.00 on December 31, 2012, and, that is not much growth!

Dangers of giving disproportionate power to insiders are illustrated by Adelphia Communications where its dual-class voting stock gave the Rigas family control and contributed to Adelphia's participation in "one of the most extensive financial frauds ever to take place at a public company." (Securities and Exchange Commission Litigation Relase No. 17627.)

With shares having 16-times more voting power, First Citizens has taken our public shareholders' money but does not let us have an equal voice in our company's management which can be beneficial in making management accountable.

<u>The merits of this proposal should also be considered in the context of the opportunity for additional improvement ot First Citizen's reported corporate governance efforts</u>. The proponent notes First Citizens Bank failed to pay property taxes in a timely manner and faced delinquent tax notices and penalties for the property to be its headquarters in Denver.

Our Board's Statement in Opposition to Proposal 6

Our Board of Directors opposes the shareholder proposal set out above. It believes our current dual-class capital structure, which has existed for almost 30 years, promotes stability and continuity in the leadership and management of our company and allows us to focus on long-term objectives. While the boards and managements of other companies can be influenced by market pressures and become focused on short-term value and performance, our Board is committed to our long-term success. A substantial majority of the members of our Board are independent and all of our directors strive to adhere to sound corporate governance principles, and to act in accordance with their fiduciary duties and the best interests of all of our shareholders. Our Board believes our dual-class structure reduces the risk of disruption in the continuity of our operational policies and long-range goals, permits our management to pursue strategies that it believes will enhance long-term shareholder value, and has contributed to our success over the years and, more recently, to our stability relative to many other financial institutions during adverse economic conditions in our industry.

Our Board of Directors recommends that you vote "AGAINST" Proposal 6.

To be approved, a majority of the votes entitled to be cast with respect to shares present or represented at the Annual Meeting must be cast in favor of the proposal.

PROPOSALS FOR 2015 ANNUAL MEETING

Any proposal of a shareholder, other than a nomination for election as a director, that is intended to be presented for action at our 2015 Annual Meeting must be received by our Corporate Secretary in writing at our address listed below no later than November 17, 2014, to be considered timely received for inclusion in the proxy statement and proxy card that we will distribute in connection with that meeting. In order to be included in our proxy materials for a particular meeting, the person submitting the proposal must own, beneficially or of record, at least 1% or $2,000 in market value, whichever is less, of shares of our stock entitled to be voted on that proposal at the meeting and must have held those shares for a period of at least one year and continue to hold them through the date of the meeting. Also, the proposal and the shareholder submitting it must comply with certain other eligibility and procedural requirements contained in rules of the Securities and Exchange Commission.

Written notice of a shareholder proposal (other than a nomination) intended to be presented at our 2015 Annual Meeting but which is not intended to be included in our proxy statement and proxy card, or of a shareholder's intent to nominate a person for election as a director at our 2015 Annual Meeting, must be received by our Corporate Secretary at our address listed below no earlier than December 17, 2014, and no later than January 31, 2015, in order for that proposal or nomination to be brought before that Annual Meeting. The same notice requirements apply in the case of a shareholder proposal other than a nomination in order for that proposal to be considered timely received for purposes of the Proxies' discretionary authority to vote on other matters presented for action by shareholders at our 2015 Annual Meeting. However, if, following our 2014 Annual Meeting, our Board of Directors increases the number of our directors, thereby creating an unfilled vacancy that will be filled at our 2015 Annual Meeting, and if there is no public announcement naming the nominee to fill the vacancy at least 100 days prior to the first anniversary of our 2014 Annual Meeting, then a shareholder's written notice of a nomination to fill the vacancy will be treated as timely if it is received by us not later than the close of business on the tenth day following the day on which our public notice actually is given. To be effective, notices of shareholder proposals or nominations are required to contain certain information specified in our Bylaws. Shareholder proposals or nominations not made as provided in our Bylaws will not be considered at Annual Meetings.

The notices described above should be mailed to:

First Citizens BancShares, Inc.
Attention: Corporate Secretary
Post Office Box 27131 (Mail Code FCC22)
Raleigh, North Carolina 27611-7131

ANNUAL REPORT ON FORM 10-K

We are subject to the reporting requirements of the Securities Exchange Act of 1934, and we file periodic reports and other information, including proxy statements, annual reports, quarterly reports and current reports, with the Securities and Exchange Commission. FCB's Internet website (*www.firstcitizens.com/meet-first-citizens/corporate-information/corporate-profile/*) contains a link to the Commission's website (*www.sec.gov*) where you may review information that we file electronically.

A copy of our 2013 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is being mailed to our shareholders with this proxy statement. An additional copy will be provided without charge to any shareholder upon written request directed to our Corporate Secretary, Kathy A. Klotzberger, at the above address.

ARTICLE IV

The aggregate number of shares which the corporation shall have authority to issue is ~~Thirteen~~Twenty-Three Million (~~13,000,000~~23,000,000) shares divided into ~~two~~three classes. The designation, the number of authorized shares, and the par value of the shares of each class are as follows:

Class	Number of Shares	Par Value Per Share
Class A Common Stock	11,000,000	$1.00
Class B Common Stock	2,000,000	$1.00
Preferred Stock	10,000,000	$0.01
Total Shares	23,000,000	

Subject to the rights of the holders of any series of the Preferred Stock as set forth in a certificate of designation relating to that series, the number of authorized shares of the Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of Delaware, and no vote of the holders of any of the Preferred Stock voting separately as a class shall be required therefor.

The preferences, ~~limitations~~ powers and ~~relative~~ rights, and the qualifications, limitations and restrictions, of the shares of each class are as follows:

A. Common Stock

Class A Common Stock. The Class A Common Stock ~~has~~shall be subject to the express terms of the Preferred Stock and any series thereof. Except as provided below or from time to time in this Restated Certificate of Incorporation with respect to another class of the corporation's shares, or in a certificate of designation relating to a series of the Preferred Stock, or by applicable law, the holders of shares of Class A Common Stock shall be entitled to one (1) vote for each share outstanding upon all questions presented to the stockholders and, together with the Class B Common Stock, shall have the exclusive right to vote for the election of directors and for all other purposes; and, as to dividends and liquidation, the Class A Common Stock shall share with the Class B Common Stock as specified below. The Class A Common Stock shall not have class voting privileges except as required by law.

Class B Common Stock. The Class B Common Stock ~~has~~shall be subject to the express terms of the Preferred Stock and any series thereof. Except as provided below or from time to time in this Restated Certificate of Incorporation with respect to another class of the corporation's shares, or in a certificate of designation relating to a series of the Preferred Stock, or by applicable law, the holders of shares of Class B Common Stock shall be entitled to sixteen (16) votes for each share outstanding upon all questions presented to the stockholders and, together with the Class A Common Stock, shall have the exclusive right to vote for the election of directors and for all other purposes; and, as to dividends and liquidation, the Class B Common Stock shall share with the Class A Common Stock as specified below. The Class B Common Stock shall not have class voting privileges except as required by law.

Liquidation, Dividends, Spin-Offs, Distributions-in-Kind and other Benefits (Except Voting) of Class A and Class B Common Stock. As to liquidation, any amounts available shall be distributed between the outstanding Class A Common Stock and the outstanding Class B Common Stock *pro rata*, based upon the numbers of shares issued and outstanding of Class A Common Stock and Class B Common Stock.

Dividends, spin-offs, distributions-in-kind and all other like and similar benefits and transactions (except voting) shall be paid or distributed on the Class A Common Stock and the Class B Common Stock as declared from time to time by the Board of Directors; *provided, however*, that the dividends, spin-offs, distributions-in-kind and all other like and similar benefits and transactions shall be the same for each issued and outstanding share of Class A Common Stock and for each issued and outstanding share of Class B Common Stock as of the record date.

Neither Class A Common Stock nor Class B Common Stock shall have class voting privileges except as required by law.

Fractional Shares. No certificates for fractional shares of Class A Common Stock or Class B Common Stock shall be issued by the corporation.

B. Preferred Stock

The corporation's Board of Directors shall be authorized to issue shares of Preferred Stock from time to time, to create series thereof, to establish the number of shares to be included in each such series, and to fix the designations, powers, preferences and the relative, participating, optional or other rights of the shares of each series, and any qualifications, limitations or restrictions thereon, all by its resolution. Without limiting the generality of the foregoing authority, the Board of Directors shall be authorized to fix and determine with respect to each separate series:

(1) the designation of and the number of shares to constitute each series, which number may be increased or decreased (but not below the number of shares then outstanding) from time to time by the Board of Directors unless otherwise provided by the Board of Directors;

(2) the dividend rate (or method of determining such rate), if any; any conditions on which and times at which dividends are payable; any preferences over or relation which such dividends shall bear to the dividends payable on any other class or classes, or any other series, of capital stock, including the Preferred Stock; whether such dividends will be cumulative or non-cumulative; and whether the shares will be participating or nonparticipating with other shares with respect to dividends;

(3) whether shares within a series will be redeemable (at the option of the corporation or the holders of such shares or both, or upon the happening of a specified event), and, if so, the redemption prices (or the method of determining such prices) and the conditions and times upon which redemption may take place and whether for cash, property, or rights, including securities of the corporation or of another corporation;

(4) the terms and amount of any sinking, retirement, or purchase fund;

(5) the conversion or exchange rights (at the option of the corporation or the holders of such shares or both, or upon the happening of a specified event), if any, including the conversion or exchange times, prices, rates, adjustments, and other terms of conversion or exchange;

(6) the voting rights, if any, of the holders of shares of each series;

(7) any restrictions on the issuance or reissuance of additional shares of the Preferred Stock;

(8) the rights of the holders upon voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation; any preferences over any other class or classes, or any other series, of capital stock, including Preferred Stock; and whether the shares will be participating or nonparticipating with other shares with respect to distributions of the corporation's assets upon liquidation, dissolution or winding up of the affairs of the corporation;

(9) any limitations or restrictions on transfer; and

(10) such other powers, rights and preferences, if any, for the benefit of the holders of, or other terms or limitations, qualifications or restrictions with respect to, the shares within that series as shall not be inconsistent with the provisions of this Restated Certificate of Incorporation, as amended, or applicable law.

The number, designations, powers, preferences, and the relative, participating, optional or other rights of, and any qualifications, limitations or restrictions on, shares within any one series may differ from those of shares within any other series. Except as may otherwise be provided in this Restated Certificate of Incorporation, in a certificate of designation relating to a series of the Preferred Stock or by applicable law, holders of the Preferred Stock shall not be entitled to vote, separately or as a class, at or receive notice of any meeting of stockholders.

FIRST-CITIZENS BANK & TRUST COMPANY
LONG-TERM INCENTIVE PLAN

1. Purpose

The purpose of the First-Citizens Bank & Trust Company Long-Term Incentive Plan (the "Plan"), is to provide selected salaried employees of First-Citizens Bank & Trust Company or an affiliate thereof (collectively, the "Company" unless the context otherwise requires) with the opportunity to earn awards ("awards") in the form of cash bonuses based upon attainment of preestablished, objective performance goals, thereby promoting a closer identification of the participating employees' interests with the interests of the Company and its shareholders, and further stimulating such employees' efforts to enhance the efficiency, profitability, growth and value of the Company.

2. Plan Administration

The Plan shall be administered by the Compensation, Nominations and Governance Committee (the "Committee"), or a subcommittee of the Committee, of the Board of Directors (the "Board") of First Citizens BancShares, Inc. ("BancShares") and First-Citizens Bank & Trust Company. To the extent required by Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), the Committee shall be comprised of at least two members and each member of the Committee (or subcommittee of the Committee) shall be an "outside director" as defined in Code Section 162(m) and related regulations. In addition, the members of the Committee shall be deemed independent if and to the extent required under Section 10C of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and applicable rules of the The NASDAQ Stock Market LLC or other applicable stock exchange or national securities association. In addition to action by meeting in accordance with applicable laws, any action of the Committee with respect to the Plan may be taken by a written instrument signed by all of the members of the Committee, and any such action so taken by written consent shall be as fully effective as if it had been taken by a majority of the members at a meeting duly held and called. Subject to the terms of the Plan, the Committee shall have full authority in its discretion to take any action with respect to the Plan, including, but not limited to, the authority to (i) determine all matters relating to awards, including selection of individuals to be granted awards and all terms, conditions, restrictions and limitations of an award; and (ii) construe and interpret the Plan and any instruments evidencing awards granted under the Plan, to establish and interpret rules and regulations for administering the Plan and to make all other determinations deemed necessary or advisable for administering the Plan. The Committee's authority to grant awards and authorize payments under the Plan shall not in any way restrict the authority of the Committee to grant compensation to employees under any other compensation plan or program of the Company. The Committee also shall have the authority and discretion to establish terms and conditions of awards (including but not limited to the establishment of subplans) as the Committee determines to be necessary or appropriate to conform to the applicable requirements or practices of jurisdictions outside of the United States. Any decision made, or action taken, by the Committee in connection with the administration of the Plan shall be final, binding and conclusive. Notwithstanding the foregoing, the Committee may delegate the administration of the Plan to one or more of its designees (subject to any conditions imposed by the Committee), but only with respect to matters which would not affect the deductibility under Code Section 162(m) of compensation paid under the Plan to "covered employees" (as such term is defined in Code Section 162(m) and related regulations) or as may otherwise be permitted under applicable laws, rules or regulations. In the case of any such delegation, references to the "Committee" herein shall include such designee or designees, unless the context otherwise requires. No member of the Board or the Committee shall be liable for any action, determination or decision made in good faith with respect to the Plan or any award paid under it. The members of the Board and the Committee shall be entitled to indemnification and reimbursement in the manner and to the fullest extent provided in the Company's articles of incorporation or by law.

3. Eligibility

The participants in the Plan (individually, a "participant," and collectively, the "participants") shall be those salaried employees of the Company and its affiliates who are designated from time to time as participants by the Committee. Eligible participants shall be selected to participate on an annual or other periodic basis as determined by the Committee. With respect to those participants who are "covered employees," such designation shall be made during the first 90 days of each performance period and before 25% of the relevant performance period has passed (or otherwise made at such time and on such terms as will ensure that the award will, to the extent practicable, qualify as "performance-based compensation" for purposes of Code Section 162(m)). Participation in the Plan for any one performance period does not guarantee that an employee will be selected to participate in any other performance period. For the purposes of the Plan, "performance period" shall mean a period established by the Committee during which performance shall be measured to determine if any payment will be made under the Plan. A performance period may be coincident with one or more fiscal years of the Company, or any portion thereof, and performance periods may be overlapping. An "affiliate" of the Company shall mean any company (or other entity) controlled by, controlling or under common control with the Company, including BancShares.

4. Nature of Awards

Awards granted under the Plan shall be in the form of cash bonuses.

5. Awards

(a) ***Grant of Awards:*** At the time performance objectives are established for a performance period as provided in Section 5(b) herein, the Committee also shall assign to each participant a target cash bonus award applicable for the particular performance period (each, a "target bonus"). A participant's award, if any, shall be earned based on the attainment of written performance objectives approved by the Committee for a specified performance period, as provided in Section 5(b) herein. In the case of awards granted to covered employees that are intended to comply with Code Section 162(m), such performance objectives shall be established by the Committee (i) while the outcome for the performance period is substantially uncertain, and (ii) (A) no more than 90 days after the commencement of the performance period to which the performance objective relates and (B) before 25% of the relevant performance period has elapsed (or otherwise at such time and upon such terms as to ensure that the award will, to the extent practicable, qualify as "performance-based compensation" for purposes of Code Section 162(m)). During any fiscal year of the Company, no participant may be paid more than the maximum award limitation stated in Section 5(d) herein. The Committee may adjust awards as appropriate for partial achievement of goals, exemplary effort on the part of a participant and/or other external, extraordinary or mitigating circumstances and may also interpret and make necessary and appropriate adjustments to performance goals and the manner in which such performance goals are evaluated; provided, however, that, except as may be otherwise provided in Section 6 and/or Section 7, no such adjustment shall be made with respect to an award granted under the Plan to a participant who is a "covered employee" if such adjustment would cause the award to fail to qualify as "performance-based compensation" for purposes of Code Section 162(m).

(b) ***Performance Objectives*****:** For each performance period, the Committee shall establish one or more specific performance measures and specific goals for each participant and/or for each group of participants. The performance objectives established by the Committee shall be based on one or more performance measures that apply to the individual participant ("individual performance"), business unit/function performance ("business unit/function performance"), the Company as a whole ("corporate performance"), or any combination of individual performance, business unit/function performance or corporate performance. Without limiting the foregoing, performance goals for business unit/function performance may be set for an identifiable business group, segment, unit, affiliate, facility, product line, product or function. If a participant's performance goals are based on a combination of individual performance, business unit/function performance and/or corporate performance, the Committee may weight the importance of each type of performance that applies to such participant by assigning a percentage to it. In the case of covered employees, the performance objectives shall be objective and shall be based upon one or more of the following criteria, as determined by the Committee: (i) revenues or sales; (ii) gross margins; (iii) earnings per share; (iv) consolidated earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization); (v) net income; (vi) operating income; (vii) book value per share, including tangible book value per share; (viii) dividends per share; (ix) return on shareholders' equity; (x) return on investment; (xi) return on capital; (xii) improvements in capital structure; (xiii) expense management; (xiv) operating margins; (xv) maintenance or improvement of gross margins or operating margins; (xvi) stock price or total shareholder return; (xvii) market share; (xviii) profitability; (xix) costs; (xx) cash flow or free cash flow; (xxi) working capital; (xxii) return on assets; (xxiii) economic wealth created, and/or (xxiv) strategic business criteria, based on meeting specified goals or objectives related to market penetration, geographic business expansion, cost targets, customer satisfaction, employee satisfaction, management of employment practices and employee benefits, management of litigation, management of information technology, goals relating to acquisitions or divestitures of product lines, subsidiaries, affiliates or joint ventures, quality matrices, customer service matrices and/or execution of pre-approved corporate strategy. In addition, with respect to participants who are not covered employees, the Committee may approve performance objectives based on other criteria, which may or may not be objective. The foregoing criteria may relate to the Company, one or more of its affiliates or one or more of its divisions, units, partnerships, joint venturers or minority investments, facilities, product lines or products or any combination of the foregoing. The targeted level or levels of performance with respect to such business criteria may be established at such levels and on such terms as the Committee may determine, in its discretion, including but not limited to on an absolute basis, in relation to performance in a prior performance period, and/or relative to one or more peer group companies or indices, or any combination thereof. In addition, the performance objectives may be calculated without regard to extraordinary items, except as may be limited under Code Section 162(m) in the case of a covered employee.

(c) ***Earning of Awards:*** As soon as practicable after the end of the performance period, the Committee shall determine whether the performance goals for the performance period were achieved and, if so, at what level of achievement under specific formulae established for the performance period. If the performance goals were met for the performance period, the Committee shall determine the percentage of the award (which may exceed 100%) earned by each participant and such award shall be paid in accordance with Section 5(e) herein (subject, however, to the limitation on awards stated in Section 5(d) herein).

(d) ***Maximum Award Payable to Any One Participant*:** Other provisions of the Plan notwithstanding, the maximum amount of cash bonus awards that may be paid under the Plan to any one participant in any one fiscal year shall not exceed $3,000,000.

(e) ***Payment of Awards:*** An award earned by a participant with respect to a performance period shall be paid to him following the determination of the amount, if any, of the award and, with respect to participants who are covered employees, the Committee's written certification (or other approval made in accordance with Code Section 162(m)) that the participant achieved his performance goals. Without limiting the foregoing, awards payable under the Plan shall be paid no later than 90 days following the last day of the performance period with respect to the award. The Committee shall not have any discretion to increase the amount of an award earned and payable pursuant to the terms of the Plan to any participant who is a covered employee. The Committee shall have the unilateral discretion to reduce or eliminate the amount of an award granted to any participant, including an award otherwise earned and payable pursuant to the terms of the Plan.

6. Termination of Employment and Other Events; Covenants

The Committee shall specify the circumstances in which awards shall be paid or forfeited in the event of termination of employment by the participant or other event prior to the end of a performance period or prior to payment of such awards. Unless otherwise determined by the Committee, if a participant dies, retires, becomes disabled, is assigned to a different position, is granted a leave of absence, or if the participant's employment is otherwise terminated (except for cause) by the Company during a performance period, a pro rata share of the participant's award based on the period of actual participation may, at the Committee's discretion, be paid to the participant after the end of the performance period if and to the extent that it would have become earned and payable had the participant's employment status not changed. The Committee may require a participant, as a condition to the grant or payment of an award, to enter or have entered into agreements or covenants with the Company obligating the participant to not compete, to not interfere with the relationships of the Company with customers, suppliers or employees in any way, to refrain from disclosing or misusing confidential or proprietary information of the Company, and to take or refrain from taking such other actions adverse to the Company as the Committee may specify. The form of such agreements or covenants shall be specified by the Committee, which may vary such form from time to time and require renewal of the agreements or covenants, as then specified by the Committee, in connection with the allocation or payout of any award.

7. No Right to Employment

Nothing contained in this Plan or any action taken pursuant to the Plan shall be construed as conferring upon any participant the right or imposing upon him the obligation to continue in the employment of or service to the Company, nor shall it be construed as imposing upon the Company the obligation to continue the employment or service of a participant. Except as may be otherwise provided in the Plan or determined by the Committee, all rights of a participant with respect to an award and distribution of any cash payment subject to an award shall terminate and be forfeited upon a participant's termination of employment or service with the Company.

8. Amendment and Termination

The Board may amend, discontinue or terminate the Plan in whole or in part at any time, provided that (a) approval of an amendment to the Plan by the shareholders of the Company shall be required to the extent, if any, that shareholder approval of such amendment is required by applicable laws, rules or regulations; and (b) except as otherwise provided in Section 5(e), no such amendment, discontinuance or termination of the Plan shall adversely affect any award earned and payable under the Plan as of the date of such amendment or termination without the participant's consent. However, notwithstanding the foregoing, the Committee shall have unilateral authority to amend the Plan and any award (without participant consent) to the extent necessary to comply with applicable laws, rules or regulations or changes to applicable laws, rules or regulations (including but in no way limited to Code Section 162(m) and Code Section 409A, related regulations and other guidance), and to reduce or eliminate the amount of an award, as provided in Section 5(e).

9. Effective Date

The Plan is effective on January 1, 2014, subject to approval by the Board and the shareholders of BancShares as required by Code Section 162(m) and related regulations. To the extent required under Code Section 162(m), awards under the Plan granted prior to any required shareholder approval shall be conditioned upon and shall be payable only upon approval of such performance criteria by the shareholders of the Company in accordance with the requirements of Code Section 162(m).

10. Miscellaneous

(a) ***Taxes; Offset*:** Any tax required to be withheld by any government authority shall be deducted from each award. The Company has no responsibility to take or refrain from taking any actions in order to achieve a certain tax result for the participant or any other person. Participants are solely responsible and liable for the satisfaction of all taxes and penalties that may arise in connection with awards (including any taxes arising under Code Section 409A), and the Company shall not have any obligation to indemnify or otherwise hold any participant harmless from any or all of such taxes. The Committee, in its sole discretion (but subject to applicable law), may apply any amounts payable to any participant hereunder as a setoff to satisfy any liabilities owed to the Company by the participant.

(b) ***Nonassignability*:** Unless the Committee determines otherwise, awards and any other rights under the Plan shall not be subject to anticipation, alienation, pledge, transfer or assignment by any person entitled thereto, except by designation of a beneficiary or by will or the laws of intestate succession.

(c) ***No Trust; Unfunded Plan*:** The obligation of the Company to make payments hereunder shall constitute a liability of the Company to the participants. Such payments shall be made from the general funds of the Company, and the Company shall not be required to establish or maintain any special or separate fund, or otherwise to segregate assets to assure that such payments shall be made, and neither the participants nor their beneficiaries shall have any interest in any particular assets of the Company by reason of its obligations hereunder. Nothing contained in this Plan shall create or be construed as creating a trust of any kind or any other fiduciary relationship between the Company and the participants or any other person or constitute a guarantee that the assets of the Company shall be sufficient to pay any benefits to any person. To the extent that any person acquires a right to receive payments from the Company hereunder, such right shall be no greater than the right of an unsecured creditor of the Company.

(d) ***Impact of Plan Award on other Plans:*** Awards granted pursuant to the Plan shall not be treated as compensation for purposes of any other compensation or benefit plan, program or arrangement of the Company, unless either (i) such other plan, program or arrangement provides that compensation in the form of awards payable under the Plan are to be considered as compensation thereunder, or (ii) the Committee so determines. The adoption of the Plan shall not affect any other incentive or other compensation plans or programs in effect for the Company, nor shall the Plan preclude the Company from establishing any other forms of incentive or other compensation for employees of the Company.

(e) *Facility of Payments*: If a participant or any other person entitled to receive an award under this Plan (the "recipient") shall, at the time payment of any such amount is due, be incapacitated so that such recipient cannot legally receive or acknowledge receipt of the payment, then the Committee, in its sole and absolute discretion, may direct that the payment be made to the legal guardian, attorney-in-fact or person with whom such recipient is residing, and such payment shall be in full satisfaction of the Company's obligation under the Plan with respect to such amount.

(f) *Beneficiary Designation*: The Committee may permit a participant to designate in writing a person or persons as beneficiary, which beneficiary shall be entitled to receive settlement of awards, if any, to which the participant is otherwise entitled in the event of death. In the absence of such designation by a participant, and in the event of the participant's death, the estate of the participant shall be treated as beneficiary for purposes of the Plan, unless the Committee determines otherwise. The Committee shall have sole discretion to approve and interpret the form or forms of such beneficiary designation.

(g) *Governing Law*: The Plan shall be construed and its provisions enforced and administered in accordance with the laws of the State of North Carolina, without regard to the principles of conflicts of laws, and in accordance with applicable federal laws.

(h) *Compliance with Code Section 162(m)*: The Company intends that compensation under the Plan payable to covered employees will, to the extent practicable, constitute qualified "performance-based compensation" within the meaning of Code Section 162(m) and related regulations, unless otherwise determined by the Committee. Accordingly, the provisions of the Plan shall be administered and interpreted in a manner consistent with Code Section 162(m) and related regulations. If any provision of the Plan or any award that is granted to a covered employee (in each case, other than payments to be made pursuant to Section 6 and/or Section 7 herein) does not comply or is inconsistent with the requirements of Code Section 162(m) or related regulations, such provision shall be construed or deemed amended to the extent necessary to conform to such requirements.

(i) *Adjustments*: The Committee is authorized at any time during or after the completion of a performance period, in its sole discretion, to adjust or modify the terms of awards or performance objectives, or specify new awards, (i) in the event of any large, special and non-recurring dividend or distribution, recapitalization, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, forward or reverse split, stock dividend, liquidation, dissolution or other similar corporate transaction, (ii) in recognition of any other unusual or nonrecurring event affecting the Company or the financial statements of the Company (including events described in (i) above as well as acquisitions and dispositions of businesses and assets and extraordinary items determined under U.S. Generally Accepted Accounting Principles ("GAAP"), or (iii) in response to changes in applicable laws and regulations, accounting principles, and tax rates (and interpretations thereof) or changes in business conditions or the Committee's assessment of the business strategy of the Company. Unless the Committee determines otherwise, no such adjustment shall be authorized or made if and to the extent that the existence of such authority or the making of such adjustment would cause awards granted under the Plan to covered employees whose compensation is intended to qualify as "performance-based compensation" under Code Section 162(m) and related regulations to fail to so qualify.

(j) *Compliance with Code Section 409A:* Notwithstanding any other provision in the Plan or an award to the contrary, if and to the extent that Code Section 409A is deemed to apply to the Plan or any award granted under the Plan, it is the general intention of the Company that the Plan and any such award shall, to the extent practicable, be construed in accordance therewith. Deferrals pursuant to an award otherwise exempt from Code Section 409A in a manner that would cause Code Section 409A to apply shall not be permitted unless such deferrals are in compliance with or exempt from Code Section 409A. Without in any way limiting the effect of the foregoing, (i) in the event that Code Section 409A requires that any special terms, provision or conditions be included in the Plan or any award, then such terms, provisions and conditions shall, to the extent practicable, be deemed to be made a part of the Plan and/or award, as applicable, and (ii) terms used in the Plan or an award shall be construed in accordance with Code Section 409A if and to the extent required. Further, in the event that the Plan or any award shall be deemed not to comply with Code Section 409A, then neither the Company, the Board, the Committee nor its or their designees or agents shall be liable to any participant or other persons for actions, decisions or determinations made in good faith. In addition:

(i) To the extent required by Section 409A of the Code, and notwithstanding any other provision of this Plan to the contrary, no payment of Non-Qualified Deferred Compensation (as such term is defined under Section 409A of the Code and the regulations promulgated thereunder) will be provided to, or with respect to, the participant on account of his separation from service until the first to occur of (i) the date of the participant's death or (ii) the date which is one day after the six (6) month anniversary of his separation from service, but in either case only if he is a "specified employee" (as defined under Section 409A(a)(2)(B)(i) of the Code and the regulations promulgated thereunder) in the year of his separation from service. Any payment that is delayed pursuant to the provisions of the immediately preceding sentence shall instead be paid in a lump sum promptly following the first to occur of the two dates specified in such immediately preceding sentence.

(ii) Any payment of Non-Qualified Deferred Compensation made pursuant to a voluntary or involuntary termination of the Participant's employment with the Corporation shall be withheld until the Participant incurs both (i) a termination of his employment relationship with the Corporation and all of the Affiliates and (ii) a "separation from service" with the Corporation and all of the Affiliates, as such term is defined in Treas. Reg. Section 1.409A-1(h).

(iii) To the extent the Plan provides that Non-Qualified Deferred Compensation can be paid, at the discretion of the Committee, during a certain period following a permissible payment event or trigger, and if the payment period spans two taxable years of a participant, then such Non-Qualified Deferred Compensation shall be paid during the second of such taxable years (but not later than the 15th day of the third calendar month of such year.

(k) ***Restrictions on Awards:*** Notwithstanding any other Plan provision to the contrary, the Company shall not be obligated to make any distribution of benefits under the Plan or take any other action, unless such distribution or action is in compliance with applicable laws, rules and regulations (including but not limited to applicable requirements of the Code).

(l) ***Gender and Number:*** Where the context admits, words in any gender shall include any other gender, words in the singular shall include the plural and words in the plural shall include the singular.

(m) ***Severability:*** If any provision of the Plan shall be held illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

(n) ***Binding Effect:*** The Plan shall be binding upon the Company, its successors and assigns, and participants, their legal representatives, executors, administrators and beneficiaries.

This First-Citizens Bank & Trust Company Long-Term Incentive Plan, as adopted effective January 1, 2014, has been executed on behalf of the Company on the 26th day of February, 2014.

FIRST-CITIZENS BANK & TRUST COMPANY

By: */S/ Frank B. Holding, Jr.*
Chief Executive Officer

ATTEST:

/S/ Kathy A. Klotzberger
Secretary

[Corporate Seal]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Commission File Number: 001-16715

FIRST CITIZENS BANCSHARES, INC.

(Exact name of Registrant as specified in its charter)

Delaware	**56-1528994**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

4300 Six Forks Road
Raleigh, North Carolina 27609
(Address of Principal Executive Offices, Zip Code)

(919) 716-7000
(Registrant's Telephone Number, including Area Code)

Securities Registered Pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Name of each exchange on which registered
Class A Common Stock, Par Value $1	**NASDAQ Global Select Market**

Securities Registered Pursuant to Section 12(g) of the Securities Exchange Act of 1934:

Class B Common Stock, Par Value $1
(Title of class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," "non-accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the Registrant's common equity held by nonaffiliates computed by reference to the price at which the common equity was last sold as of the last business day of the Registrant's most recently completed second fiscal quarter was $1,199,498,891.

On February 26, 2014, there were 8,586,058 outstanding shares of the Registrant's Class A Common Stock and 1,032,883 outstanding shares of the Registrant's Class B Common Stock.

Portions of the Registrant's definitive Proxy Statement for the 2014 Annual Meeting of Shareholders are incorporated in Part III of this report.

CROSS REFERENCE INDEX

* Information required by Item 10 is incorporated herein by reference to the information that appears under the headings or captions 'Proposal 1: Election of Directors,' 'Code of Ethics,' 'Committees of our Board—General,' and '—Audit Committee', 'Executive Officers' and 'Section 16(a) Beneficial Ownership Reporting Compliance' from the Registrant's Proxy Statement for the 2014 Annual Meeting of Shareholders (2014 Proxy Statement).

Information required by Item 11 is incorporated herein by reference to the information that appears under the headings or captions 'Compensation, Nominations and Governance Committee Report,' 'Compensation Discussion and Analysis,' 'Executive Compensation,' and 'Director Compensation,' of the 2014 Proxy Statement.

Information required by Item 12 is incorporated herein by reference to the information that appears under the captions 'Beneficial Ownership of Our Common Stock—Directors and Executive Officers' and '—Principal Shareholders' of the 2014 Proxy Statement. Information required by Item 13 is incorporated herein by reference to the information that appears under the headings or captions 'Corporate Governance—Director Independence' and 'Transactions with Related Persons' of the 2014 Proxy Statement.

Information required by Item 14 is incorporated by reference to the information that appears under the caption 'Services and Fees During 2013 and 2012' of the 2014 Proxy Statement.

Part I

Business

General

First Citizens BancShares, Inc. (BancShares) was incorporated under the laws of Delaware on August 7, 1986, to become the holding company of First-Citizens Bank & Trust Company (FCB), its banking subsidiary. FCB opened in 1898 as the Bank of Smithfield, Smithfield, North Carolina, and later became First-Citizens Bank & Trust Company. On April 28, 1997, BancShares launched IronStone Bank (ISB), a federally-chartered thrift institution that originally operated under the name Atlantic States Bank. Initially, ISB operated in the counties surrounding Atlanta, Georgia, but gradually expanded into other high-growth markets throughout the southeastern and western United States. On January 7, 2011, ISB was merged into FCB resulting in a single banking subsidiary of BancShares.

Prior to 2009, we focused on organic growth, delivering our products and services to customers through de novo branch expansion. Beginning in 2009, leveraging on our strong capital and liquidity positions, we participated in six FDIC-assisted transactions involving distressed financial institutions. These transactions allowed FCB to enter new markets and expand its presence in other markets. A summary of the FDIC-assisted transactions is provided in Table 3 of Management's Discussion and Analysis.

As of December 31, 2013, FCB operated 397 branches in North Carolina, Virginia, West Virginia, Maryland, Tennessee, Washington, California, Florida, Georgia, Texas, Arizona, New Mexico, Oregon, Colorado, Oklahoma, Kansas, Missouri and Washington, DC.

BancShares' market areas enjoy a diverse employment base, including, in various locations, manufacturing, service industries, agricultural, wholesale and retail trade, technology and financial services. BancShares believes its current market areas will support future growth in loans and deposits. BancShares maintains a community bank approach to providing customer service, a competitive advantage that strengthens our ability to effectively provide financial products and services to individuals and businesses in our markets. However, like larger banks, BancShares has the capacity to offer most financial products and services that our customers require.

During 2013, we refreshed our brand and updated our company logo. Our new brand line, Forever First®, symbolizes our commitment to the people, businesses and communities who rely on us to be the best we can be. It is used in all our branches, in print advertising and for our online presence. In certain North Carolina markets, television, radio and outdoor advertising share our brand story. We have also developed two product bundles that are used to target specific customers. Your Family First was developed for financially-active families, while the Your Venture First package was developed for small business customers.

A substantial portion of BancShares' revenue is derived from our operations throughout North Carolina and Virginia, and in certain urban areas of Georgia, Florida, California and Texas. We deliver products and services to our customers through our extensive branch network as well as online banking, telephone banking, mobile banking and various ATM networks. Business customers may conduct banking transactions through use of remote image technology.

FCB's primary deposit markets are North Carolina and Virginia. FCB's deposit market share in North Carolina was 3.7 percent as of June 30, 2013, based on the FDIC Deposit Market Share Report, which makes FCB the fourth largest bank in North Carolina. The three banks larger than FCB based on deposits in North Carolina as of June 30, 2013, controlled 79.1 percent of North Carolina deposits. In Virginia, FCB was the 18th largest bank with a June 30, 2013, deposit market share of 0.6 percent. The 17 larger banks represent 84.4 percent of total deposits in Virginia as of June 30, 2013.

The following table identifies the various states in which FCB maintains branch offices and the percentage of our deposits by state as of December 31, 2013.

	December 31, 2013	
State	Number of branches	Percent of total deposits
North Carolina	253	72.3%
Virginia	48	7.7
California	21	5.9
Florida	18	3.5
Georgia	14	2.4
Washington	7	1.9
Texas	7	1.1
Colorado	6	1.1
Tennessee	6	0.6
West Virginia	5	0.7
Arizona	2	0.6
New Mexico	2	1.0
Oklahoma	2	0.3
Oregon	2	0.3
District of Columbia	1	0.1
Kansas	1	0.3
Maryland	1	0.2
Missouri	1	0.1
Total	397	100.0 %

FCB seeks to meet the needs of both individuals and commercial entities in its market areas. Services offered at most offices include taking of deposits, cashing of checks and providing for individual and commercial cash needs; numerous checking and savings plans; commercial, business and consumer lending; a full-service trust department; and other activities incidental to commercial banking. FCB's wholly-owned subsidiary, First Citizens Investor Services, Inc. (FCIS), provides various investment products including annuities, discount brokerage services and third-party mutual funds to customers primarily through the bank's branch network. Other subsidiaries are not material to BancShares' consolidated financial position or to consolidated net income.

In prior years, FCB provided processing and operational services to other banks. The scope of these services declined in 2012 due to client bank attrition, merger transactions involving client banks, and the conversion of certain clients to different systems, resulting in reduced revenues. In early 2013, we elected to sell nearly all processing service relationships to another servicer. Although we will continue to provide processing services to our largest client bank, the revenues generated from all other client banks significantly declined during 2013.

The financial services industry is highly competitive and the ability of non-bank financial entities to provide services has intensified competition. Traditional commercial banks are subject to significant competitive pressure from multiple types of financial institutions. Non-banks and other diversified financial conglomerates have developed powerful and focused franchises, which have eroded traditional commercial banks' market share of both balance sheet and fee-based products.

At December 31, 2013, BancShares and its subsidiaries employed a full-time staff of 4,482 and a part-time staff of 393 for a total of 4,875 employees.

Throughout its history, the operations of BancShares have been significantly influenced by descendants of Robert P. Holding, who came to control FCB during the 1920s. Robert P. Holding's children and grandchildren have served as members of the board of directors, as chief executive officers and in other executive management positions and, since our formation in 1986, have remained shareholders controlling a large percentage of our common stock.

Our Chairman of the Board and Chief Executive Officer, Frank B. Holding, Jr., is the grandson of Robert P. Holding. Hope Holding Bryant, Vice Chairman of BancShares and FCB, is Robert P. Holding's granddaughter. Frank B. Holding, son of Robert P. Holding and father of Frank B. Holding, Jr. and Hope Holding Bryant, is our Executive Vice Chairman. On February 14, 2014, Frank Holding announced that he would retire from his position as a director effective April 29, 2014, and that he will retire from his positions as an officer of BancShares and FCB effective September 2, 2014.

Lewis R. Holding preceded Frank B. Holding, Jr. as Chairman of the Board and Chief Executive Officer, and served in both capacities from the time BancShares was formed until 2008, when he retired as Chief Executive Officer, and 2009, when he retired as Chairman of the Board. Lewis R. Holding, who died in August 2009, was the son of Robert P. Holding and brother of Frank B. Holding. Lewis R. Holding's daughter, Carmen Holding Ames, was a director of BancShares and FCB from 1996 until she resigned from the boards on December 20, 2012.

On December 20, 2012, BancShares purchased 593,954 shares of Class B common stock from Carmen Holding Ames and certain of her related entities, including trusts that held shares for her benefit. On the same day, Ms. Ames and certain related entities also sold 960,201 shares of Class A common stock to institutional investors unaffiliated with BancShares.

Members of the Frank B. Holding family, including those members who serve as our directors and in management positions, and certain family members' related entities including family-owned entities, may be considered to beneficially own, in the aggregate, approximately 24.6 percent of the outstanding shares of our Class A common stock and approximately 66.5 percent of the outstanding shares of our Class B common stock, together representing approximately 52.2 percent of the total votes entitled to be cast by all outstanding shares of both classes of BancShares' common stock. In addition, other banking organizations in which various members of the Holding family are principal shareholders and serve as directors, collectively hold an aggregate of approximately 5.1 percent of the outstanding shares of our Class A common stock and approximately 6.8 percent of the outstanding shares of our Class B common stock, together representing approximately 6.2 percent of the voting control of BancShares.

Statistical information regarding our business activities is found in Management's Discussion and Analysis.

Regulatory Considerations

The business and operations of BancShares and FCB are subject to significant federal and state regulation and supervision. BancShares is a financial holding company registered with the Federal Reserve Board (FRB) under the Bank Holding Company Act of 1956, as amended. It is subject to supervision and examination by, and the regulations and reporting requirements of, the FRB.

FCB is a state-chartered bank, subject to supervision and examination by, and the regulations and reporting requirements of, the FDIC and the North Carolina Commissioner of Banks. Deposit obligations are insured by the FDIC to the maximum legal limits.

Various regulatory authorities supervise all areas of BancShares' and FCB's business including loans, allowances for loan and lease losses, mergers and acquisitions, the payment of dividends, various compliance matters and other aspects of its operations. The regulators conduct regular examinations, and BancShares and FCB must furnish periodic reports to its regulators containing detailed financial and other information.

Numerous statutes and regulations apply to and restrict the activities of FCB, including limitations on the ability to pay dividends, capital requirements, reserve requirements, deposit insurance requirements and restrictions on transactions with related persons and entities controlled by related persons. The impact of these statutes and regulations is discussed below and in the accompanying consolidated financial statements.

In July 2013, Bank regulatory agencies approved new global regulatory capital guidelines (Basel) aimed at strengthening existing capital requirements for bank holding companies through a combination of higher minimum capital requirements, new capital conservation buffers and more conservative definitions of capital and balance sheet exposure. When fully implemented in January 2019, the minimum ratio of common equity tier 1 capital to risk-weighted assets will increase to 4.5 percent and a common equity tier 1 capital conservation buffer of 2.5 percent of risk-weighted assets will be applied, yielding a 7.0 percent required capital ratio. Basel also raises the minimum ratio of tier 1 capital to risk-weighted assets from 4.0 percent to 6.0 percent and includes a minimum leverage ratio of 4.0 percent.

On July 21, 2010, the *Dodd-Frank Wall Street Reform and Consumer Protection Act* (Dodd-Frank Act) was signed into law. The enactment of the Dodd-Frank Act resulted in expansive changes in many areas affecting the financial services industry in general and BancShares in particular. The legislation provides broad economic oversight, consumer financial services protection, investor protection, rating agency reform and derivatives regulatory reform. Various corporate governance requirements have resulted in expanded proxy disclosures and shareholder rights. Additional provisions address the mortgage industry in an effort to strengthen lending practices. Deposit insurance reform has resulted in permanent FDIC protection for up to $250,000 of deposits and requires the FDIC's Deposit Insurance Fund to maintain 1.35 percent of insured deposits, with the burden for closing the shortfall falling to banks with more than $10 billion in assets.

The Dodd-Frank Act required that banks with total assets in excess of $10 billion establish an enterprise-wide risk committee consisting of members of its board of directors. At its July 2013 meeting, the board of directors established a Risk Committee that provides oversight of enterprise-wide risk management. With board oversight, the Risk Committee establishes risk appetite and supporting tolerances for credit, market and operational risk and ensures that risk is managed within those tolerances. The Risk Committee also monitors compliance with laws and regulations, reviews the investment securities portfolio to ensure that portfolio returns are managed within market risk tolerance, and monitors our legal activity and associated risk.

The Dodd-Frank Act also mandated that stress tests be developed and performed to ensure that financial institutions have sufficient capital to absorb losses and support operations during multiple economic and bank scenarios. Bank holding companies with total consolidated assets between $10 billion and $50 billion, including BancShares, will undergo annual company-run stress tests. As directed by the Federal Reserve, summaries of BancShares' results in the severely adverse stress tests will be available to the public starting in June 2015. Through the stress testing program that has been implemented, BancShares and FCB will comply with current regulations. The results of stress testing activities will be considered by our Risk Committee in combination with other risk management and monitoring practices to maintain an effective risk management program.

Mortgage reform rules mandated by the Dodd-Frank Act became effective in January 2014 and require lenders to make a reasonable, good faith determination of a borrower's ability to repay any consumer credit transaction secured by a dwelling and to limit prepayment penalties. Increased risks of legal challenge, private rights of action and regulatory enforcement activities are presented by these rules. BancShares implemented the required systems, process, procedural and product changes prior to the effective dates of the new rules. We have modified our underwriting standards to ensure compliance with the ability to repay requirements. Historical performance and conservative underwriting of impacted loan portfolios mitigates the risks of non-compliance.

In response to the Dodd-Frank Act, the FDIC significantly raised the formula used to calculate the FDIC insurance assessment paid by each FDIC-insured institution. The new formula was effective April 1, 2011, and changed the assessment base from deposits to total assets less equity, resulting in larger assessments to banks with large levels of non-deposit funding. The revised assessment formula considers the level of higher-risk consumer loans and higher-risk commercial and industrial loans and securities, treating them as risk factors that may result in incremental insurance costs. Reporting of these assets under the final definitions was effective April 1, 2013. The new reporting requirement required BancShares to implement process and system changes to identify and report these higher-risk assets, but did not have an immediate material impact on the FDIC insurance assessment paid by or the operating results of BancShares.

The Dodd-Frank Act also imposed new regulatory capital requirements for banks that will result in the disallowance of qualified trust preferred capital securities as tier 1 capital. As of December 31, 2013, BancShares had $93.5 million in trust preferred capital securities that were included in tier 1 capital. Based on the Inter-Agency Capital Rule Notice, 75 percent, or $70.1 million of BancShares' trust preferred capital securities will be excluded from tier 1 capital beginning January 1, 2015, with the remaining 25 percent, or $23.4 million excluded beginning January 1, 2016.

The Sarbanes-Oxley Act of 2002 (SOX Act) mandated important new corporate governance, financial reporting and disclosure requirements intended to enhance the accuracy and transparency of public companies' reported financial results. The SOX Act established new responsibilities for corporate chief executive officers, chief financial officers and audit committees, and it created a new regulatory body to oversee auditors of public companies. The SOX Act also mandated new enforcement tools, increased criminal penalties for federal mail, wire and securities fraud, and created new criminal penalties for document and record destruction in connection with federal investigations. Additionally, the SOX Act increased the opportunity for private litigation by lengthening the statute of limitations for securities fraud claims and providing new federal corporate whistleblower protection.

The SOX Act required various securities exchanges, including the NASDAQ Global Select Market, to prohibit the listing of the stock of an issuer unless that issuer maintains an independent audit committee. In addition, the securities exchanges imposed various corporate governance requirements, including the requirement that various corporate matters (including executive compensation and board nominations) be approved, or recommended for approval by the issuer's full board of directors, by directors of the issuer who are "independent" as defined by the exchanges' rules or by committees made up of "independent" directors. Since BancShares' Class A common stock is a listed stock, BancShares is subject to those provisions of the Act and to corporate governance requirements of the NASDAQ Global Select Market. The economic and operational effects of the SOX Act on public companies, including BancShares, have been and will continue to be significant in terms of the time, resources and costs required to achieve compliance.

The USA Patriot Act of 2001 (Patriot Act) was enacted to strengthen the ability of United States law enforcement and the intelligence community to work cohesively to combat terrorism. The Patriot Act contained sweeping anti-money laundering and financial transparency laws which required various new regulations, including standards for verifying customer identification at account opening and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. The Patriot Act required financial institutions to adopt new policies and procedures to combat money laundering and granted the Secretary of the Treasury broad authority to establish regulations and impose requirements and restrictions on financial institutions' operations.

The Gramm-Leach-Bliley Act (GLB Act) adopted by Congress during 1999 expanded opportunities for banks and bank holding companies to provide services and engage in other revenue-generating activities that previously were prohibited to them. The GLB Act permitted bank holding companies to become "financial holding companies" and expanded activities in which banks and bank holding companies may participate, including opportunities to affiliate with securities firms and insurance companies. BancShares became a financial holding company during 2000.

Under Delaware law, BancShares is authorized to pay dividends declared by its Board of Directors, provided that no distribution results in its insolvency. The ability of FCB to pay dividends to BancShares is governed by North Carolina statutes and rules and regulations issued by regulatory authorities. Under federal law, and as an insured bank, FCB is prohibited from making any capital distributions, including paying a cash dividend, if it is, or after making the distribution it would become, "undercapitalized" as that term is defined in the Federal Deposit Insurance Act (FDIA).

BancShares is required to comply with the capital adequacy standards established by the FRB, and FCB is subject to capital adequacy standards established by the FDIC. The FRB and FDIC have promulgated risk-based capital and leverage capital guidelines for determining the adequacy of the capital of a bank holding company or a bank. All applicable capital standards must be satisfied for a bank holding company or a bank to be considered in compliance with these capital requirements.

Current federal law establishes a system of prompt corrective action to resolve the problems of undercapitalized banks. Under this system, the FDIC has established five capital categories ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized"). The FDIC is required to take certain mandatory supervisory actions, and is authorized to take other discretionary actions, with respect to banks in the three undercapitalized categories.

Under the FDIC's rules implementing the prompt corrective action provisions, an insured, state-chartered bank that has a total capital ratio of 10.0 percent or greater, a tier 1 capital ratio of 6.0 percent or greater, a leverage ratio of 5.0 percent or greater and is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the FDIC, is considered to be "well-capitalized." As of December 31, 2013, FCB is well-capitalized.

Under regulations of the FRB, all FDIC-insured banks must maintain daily reserves against their transaction accounts. Because required reserves must be maintained in the form of vault cash or in an account at a Federal Reserve Bank or with a qualified correspondent bank, the effect of the reserve requirement is to reduce the amount of FCB's assets that are available for lending or other investment activities.

With respect to acquired loans and other real estate that are subject to various loss share agreements, the FDIC also has responsibility for reviewing and approving various reimbursement claims we submit for losses or expenses we have incurred in conjunction with the resolution of acquired assets.

FCB is subject to the provisions of Section 23A of the Federal Reserve Act, which places limits on the amount of certain transactions with affiliate entities. The total amount of transactions with a single affiliate is limited to 10 percent of capital and surplus and, for all affiliates, to 20 percent of capital and surplus. Certain of the transactions among affiliates must also meet specified collateral requirements and must comply with other provisions of Section 23A designed to avoid transfers of low-quality assets between affiliates. FCB is also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits certain transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable, as those prevailing at the time for comparable transactions with nonaffiliated companies.

Under the Community Reinvestment Act, as implemented by regulations of the federal bank regulatory agencies, an insured bank has a continuing and affirmative obligation, consistent with safe and sound banking practices, to help meet the credit needs of its entire community, including low and moderate income neighborhoods.

FCIS is a registered broker-dealer and investment adviser. Broker-dealer activities are subject to regulation by the Financial Industry Regulatory Authority (FINRA), a self-regulatory organization to which the Securities and Exchange Commission (SEC) has delegated regulatory authority for broker-dealers, as well as by the state securities authorities of the various states in which FCIS operates. Investment advisory activities are subject to direct regulation by the SEC, and investment advisory representatives must register with the state securities authorities of the various states in which they operate.

FCIS is also licensed as an insurance agency in connection with various investment products, such as annuities, that are regulated as insurance products. FCIS' insurance sales activities are subject to concurrent regulation by securities regulators and by the insurance regulators of the various states in which FCIS conducts business.

Management is not aware of any further recommendations by regulatory authorities that, if implemented, would have or would be reasonably likely to have a material effect on liquidity, capital ratios or results of operations.

Available Information

BancShares does not have its own separate Internet website. However, FCB's website (www.firstcitizens.com) includes a hyperlink to the SEC's website where the public may obtain copies of BancShares' annual reports on Form 10-K, quarterly reports on 10-Q, current reports on Form 8-K, and amendments to those reports, free of charge, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Interested parties may also directly access the SEC's website that contains reports and other information that BancShares files electronically with the SEC. The address of the SEC's website is www.sec.gov.

The risks and uncertainties that management believes are material are described below. The risks listed are not the only risks that BancShares faces. Additional risks and uncertainties that are not currently known or that management does not currently deem to be material could also have a material adverse impact on our financial condition, the results of our operations or our business. If such risks and uncertainties were to become reality or the likelihood of those risks were to increase, the market price of our common stock could decline significantly.

Unfavorable economic conditions could adversely affect our business

BancShares' business is subject to periodic fluctuations based on national, regional and local economic conditions. These fluctuations are not predictable, cannot be controlled, and may have a material adverse impact on BancShares' operations and financial condition. BancShares' banking operations are locally oriented and community-based. Accordingly, BancShares expects to continue to be dependent upon local business conditions as well as conditions in the local residential and commercial real estate markets it serves. Unfavorable changes in unemployment, real estate values, interest rates and other factors, could weaken the economies of the communities BancShares serves. Weakness in BancShares' market area could have an adverse impact on our earnings, and consequently our financial condition and capital adequacy.

Weakness in real estate markets and exposure to junior liens have adversely impacted our business and our results of operations and may continue to do so

Real property collateral values have declined due to weaknesses in real estate sales activity. That risk, coupled with delinquencies and losses on various loan products caused by high rates of unemployment and underemployment, has resulted in losses on loans that, while adequately collateralized at the time of origination, are no longer fully secured. Our continuing exposure to under-collateralization is concentrated in our non-commercial revolving mortgage loan portfolio. Approximately two-thirds of the revolving mortgage portfolio is secured by junior lien positions and lower real estate values for collateral underlying these loans has, in many cases, caused the outstanding balance of the senior lien to exceed the value of the collateral, resulting in a junior lien loan that is in effect unsecured. A large portion of our losses within the revolving mortgage portfolio has arisen from junior lien loans due to inadequate collateral values.

Further declines in collateral values, unfavorable economic conditions and sustained high rates of unemployment could result in greater delinquency, write-downs or charge-offs in future periods, which could have a material adverse impact on our results of operations and capital adequacy.

Accounting for acquired assets may result in earnings volatility

Fair value discounts that are recorded at the time an asset is acquired are accreted into interest income based on accounting principles generally accepted in the United States of America. The rate at which those discounts are accreted is unpredictable, the result of various factors including prepayments and credit quality improvements. Post-acquisition deterioration results in the recognition of provision expense and allowance for loan and lease losses. Additionally, the income statement impact of adjustments to the indemnification asset may occur over a shorter period of time than the adjustments to the covered assets.

Fair value discount accretion, post-acquisition impairment and adjustments to the indemnification asset may result in significant volatility in our earnings. Volatility in earnings could unfavorably influence investor interest in our common stock thereby depressing the market value of our stock and the market capitalization of our company.

Reimbursements under loss share agreements are subject to FDIC oversight and interpretation and contractual term limitations

The FDIC-assisted transactions include loss share agreements that provide significant protection to FCB from the exposures to prospective losses on certain assets. Generally, losses on single family residential loans are covered for ten years. All other loans are generally covered for five years. During the third quarter of 2014, loss share protection will expire for non-single family residential loans acquired from Temecula Valley Bank and Venture Bank. During the first quarter of 2015, loss share protection will expire for non-single family residential loans acquired from First Regional Bank and Sun American Bank. Protection for all other covered assets extends beyond December 31, 2015.

The loss share agreements impose certain obligations on us, including obligations to manage covered assets in a manner consistent with prudent business practices and in accordance with the procedures and practices that we customarily use for assets that are not covered by loss share agreements. We are required to report detailed loan level information and file requests for reimbursement of covered losses and expenses on a quarterly basis. In the event of noncompliance, delay or disallowance of some or all of our rights under those agreements could occur, including the denial of reimbursement for losses and related collection costs. Certain loss share agreements contain contingencies that require that we pay the FDIC in the event aggregate losses are less than a predetermined amount.

Loans and leases covered under loss share agreements represent 7.8 percent of total loans and leases as of December 31, 2013. As of December 31, 2013, we expect to receive cash payments from the FDIC totaling $38.4 million over the remaining lives of the respective loss share agreements, exclusive of $109.4 million we will owe the FDIC for settlement of the contingent payments.

The loss share agreements are subject to differing interpretations by the FDIC and FCB and disagreements may arise regarding coverage of losses, expenses and contingencies. Additionally, losses that are currently projected to occur during the loss share term may not occur until after the expiration of the applicable agreement and those losses could have a material impact on results of operations in future periods. The carrying value of the FDIC receivable includes only those losses that we project to occur during the loss share period and for which we believe we will receive reimbursement from the FDIC at the applicable reimbursement rate.

Merger integration may be disruptive

On January 1, 2014, 1st Financial Services Corporation (1st Financial) was merged into FCB. During the second quarter of 2014, FCB will convert the 1st Financial systems to FCB systems. Complications in the conversion of operating systems, data processing systems and products may result in the loss of customers, damage to our reputation, operational problems, one-time costs currently not anticipated, or reduced cost savings resulting from the merger. The integration could result in higher than expected deposit attrition, loss of key employees, disruption of our business or otherwise adversely affect our ability to maintain relationships with customers and employees or achieve the anticipated benefits of the acquisition.

We are subject to extensive oversight and regulation that continues to change

We and FCB are subject to extensive federal and state banking laws and regulations. These laws and regulations focus on the protection of depositors, federal deposit insurance funds and the banking system as a whole rather than the protection of security holders. Federal and state banking regulators possess broad powers to take supervisory actions as they deem appropriate. These supervisory actions may result in higher capital requirements, higher deposit insurance premiums, increased expenses, reductions in fee income and limitations on activities that could have a material adverse effect on our results of operations.

In July 2013, Bank regulatory agencies approved new global regulatory capital guidelines (Basel) aimed at strengthening existing capital requirements for bank holding companies through a combination of higher minimum capital requirements, new capital conservation buffers and more conservative definitions of capital and balance sheet exposure. BancShares will be under the new requirements effective January 1, 2015, subject to a transition period for several aspects of the rule. When fully implemented in January 2019, we will be required to maintain a ratio of common equity tier 1 capital to risk-weighted assets of at least 4.5 percent and a common equity tier 1 capital conservation buffer of 2.5 percent of risk-weighted assets, totaling 7.0 percent. The rule also raises the minimum ratio of tier 1 capital to risk-weighted assets from 4.0 percent to 6.0 percent and includes a minimum leverage ratio of 4.0 percent.

The Dodd-Frank Act instituted significant changes to the overall regulatory framework for financial institutions, including the creation of the Consumer Financial Protection Bureau. Additionally, trust preferred securities that currently qualify as tier 1 capital will be fully disallowed by January 1, 2016.

We encounter significant competition

We compete with other banks and specialized financial service providers in our market areas. Our primary competitors include local, regional and national banks, credit unions, commercial finance companies, various wealth management providers, independent and captive insurance agencies, mortgage companies and non-bank providers of financial services. Some of our larger competitors, including banks that have a significant presence in our market areas, have the capacity to offer products and services we do not offer. Some of our competitors operate in a regulatory environment that is less stringent than the one in which we operate, and certain competitors are not subject to federal and state income taxes. The fierce competitive pressure that we face adversely affects pricing for many of our products and services.

Our financial condition could be adversely affected by the soundness of other financial institutions

Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to numerous financial service providers, including banks, brokers and dealers in securities and other financial service providers. Transactions with other financial institutions expose us to credit risk in the event of counterparty default.

We are subject to interest rate risk

Our results of operations and cash flows are highly dependent upon net interest income. Interest rates are sensitive to economic and market conditions that are beyond our control, including the actions of the Federal Reserve Board's Federal Open Market Committee. Changes in monetary policy could influence interest income and interest expense as well as the fair value of our financial assets and liabilities. If changes in interest rates on our interest-earning assets are not equal to the changes in interest rates on our interest-bearing liabilities, our net interest income and, therefore, our net income could be adversely impacted.

Although we maintain an interest rate risk monitoring system, the forecasts of future net interest income are estimates and may be inaccurate. Actual interest rate movements may differ from our forecasts, and unexpected actions by the Federal Open Market Committee may have a direct impact on market interest rates.

Our current level of balance sheet liquidity may come under pressure

Our deposit base represents our primary source of core funding and balance sheet liquidity. We normally have the ability to stimulate core deposit growth through reasonable and effective pricing strategies. However, in circumstances where our ability to generate needed liquidity is impaired, we need access to noncore funding such as borrowings from the Federal Home Loan Bank and the Federal Reserve, Federal Funds purchased and brokered deposits. While we maintain access to noncore funding sources, we are dependent on the availability of collateral and the counterparty's willingness and ability to lend.

We face significant operational risks in our businesses

Our ability to adequately conduct and grow our business is dependent on our ability to create and maintain an appropriate operational and organizational control infrastructure. Operational risk can arise in numerous ways, including employee fraud, customer fraud and control lapses in bank operations and information technology. Our dependence on our employees, automated systems and those systems maintained by third parties, to record and process transactions may further increase the risk that technical failures or tampering of those systems will result in losses that are difficult to detect. We are subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control. Failure to maintain an appropriate operational infrastructure can lead to loss of service to customers, legal actions and noncompliance with various laws and regulations.

Our business could suffer if we fail to attract and retain skilled employees

FCB's success depends primarily on our ability to attract and retain key employees. Competition is intense for employees who we believe will be successful in developing and attracting new business and/or managing critical support functions for FCB. We may not be able to hire the best employees or retain them for an adequate period of time after their hire date.

We are subject to information security risks

We maintain and transmit large amounts of sensitive information electronically, including personal and financial information of our customers. In addition to our own systems, we also rely on external vendors to provide certain services and are, therefore, exposed to their information security risk. While we seek to mitigate internal and external information security risks, the volume of business conducted through electronic devices continues to grow, and our computer systems and network infrastructure, as well as the systems of external vendors and customers, present security risks and could be susceptible to hacking or identity theft.

We are also subject to risks arising from a broad range of attacks by doing business on the Internet, which arise from both domestic and international sources and seek to obtain customer information for fraudulent purposes or, in some cases, to disrupt business activities. Information security risks could result in reputational damage and lead to a material adverse impact on our business, financial condition and financial results of operations.

We continue to encounter technological change for which we expect to incur significant expense

The financial services industry continues to experience an increase in technological complexity required to provide a competitive array of products and services to customers. Our future success requires that we maintain technology and associated facilities that will support our ability to provide products and services that satisfactorily meet the banking and other financial needs of our customers. In 2013, we undertook projects to modernize our systems and associated facilities, strengthen our business continuity and disaster recovery efforts and reduce operational risk. The projects will be implemented in phases over the next several years. The magnitude and scope of these projects is significant with total costs estimated to exceed $100 million. If the projects' objectives are not achieved or if the cost of the projects is materially in excess of the estimate, our business, financial condition and financial results could be adversely impacted.

We rely on external vendors

Third party vendors provide key components of our business infrastructure, including certain data processing and information services. A number of our vendors are large national entities with dominant market presence in their respective fields, and their services could be difficult to quickly replace in the event of failure or other interruption in service. Failures of certain vendors to provide services for any reason could adversely affect our ability to deliver products and services to our customers. External vendors also present information security risk. We monitor vendor risks, including the financial stability of critical vendors. The failure of a critical external vendor could disrupt our business and cause us to incur significant expense.

We use accounting estimates in the preparation of our financial statements

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the financial statements. Significant estimates include the allowance for loan and lease losses, the fair values of acquired loans and other real estate owned (OREO) at acquisition date and cash flow projections in subsequent periods, pension plan assumptions, and the related receivable from and payable to the FDIC for loss share agreements. Due to the uncertainty of the circumstances relating to these estimates, we may experience more adverse outcomes than originally estimated. The allowance for loan and lease losses may need to be significantly increased based on future events. The actual losses or expenses on loans or the losses or expenses not covered under the FDIC agreements may differ from the recorded amounts, resulting in charges that could materially affect our results of operations.

Accounting standards may change

The Financial Accounting Standards Board and the Securities and Exchange Commission periodically modify the standards that govern the preparation of our financial statements. The nature of these changes is not predictable and could impact how we record transactions in our financial statements, which could lead to material changes in assets, liabilities, shareholders' equity, revenues, expenses and net income. In some cases, we could be required to apply new or revised standards retroactively, resulting in changes to previously-reported financial results or a cumulative adjustment to retained earnings. Application of new accounting rules or standards could require us to implement costly technology changes.

Our ability to grow is contingent on capital adequacy

Based on existing capital levels, BancShares and FCB are well-capitalized under current leverage and risk-based capital standards. Our prospective ability to grow is contingent on our ability to generate sufficient capital to remain well-capitalized under current and future capital adequacy guidelines.

Historically, our primary capital sources have been retained earnings and debt issued through both private and public markets including trust preferred securities and subordinated debt. Beginning January 1, 2015, provisions of the Dodd-Frank Act eliminate 75 percent of our trust preferred capital securities from tier 1 capital with the remaining 25 percent phased out January 1, 2016.

Rating agencies regularly evaluate our creditworthiness and assign credit ratings to our debt and the debt of FCB. The ratings of the agencies are based on a number of factors, some of which are outside our control. In addition to factors specific to our financial strength and performance, the rating agencies also consider conditions generally affecting the financial services industry. There can be no assurance that we will maintain our current credit ratings. Rating reductions could adversely affect our access to funding sources and the cost of obtaining funding.

The market price of our stock may be volatile

Although publicly traded, our common stock has less liquidity and public float than other large publicly traded financial services companies as well as companies listed on the NASDAQ National Market System. Low liquidity increases the price volatility of our stock and could make it difficult for our shareholders to sell or buy our common stock at specific prices.

Excluding the impact of liquidity, the market price of our common stock can fluctuate widely in response to other factors including expectations of operating results, actual operating results, actions of institutional shareholders, speculation in the press or the investment community, market perception of acquisitions, rating agency upgrades or downgrades, stock prices of other companies that are similar to us, general market expectations related to the financial services industry and the potential impact of government actions affecting the financial services industry.

BancShares relies on dividends from FCB

As a financial holding company, BancShares is a separate legal entity from FCB. BancShares derives considerable revenue and cash flow from dividends paid by FCB. The cash flow from these dividends is the primary source that allows BancShares to pay dividends on its common stock and interest and principal on its debt obligations. North Carolina state law limits the amount of dividends that FCB may pay to BancShares. In the event FCB is unable to pay dividends to BancShares for an extended period of time, BancShares may not be able to service its debt obligations or pay dividends on its common stock.

Our recorded goodwill may become impaired

As of December 31, 2013, we had $102.6 million of goodwill recorded as an asset on our balance sheet. We test goodwill for impairment at least annually, and the impairment test compares the estimated fair value of a reporting unit with its net book value. We also test goodwill for impairment when certain events occur, such as a significant decline in our expected future cash flows, a significant adverse change in the business climate or a sustained decline in the price of our common stock. These tests may result in a write-off of goodwill deemed to be impaired, which could have a significant impact on our results of operations, but would not impact our capital ratios since capital ratios are calculated using tangible capital amounts.

Item 2. Properties

As of December 31, 2013, FCB operated branch offices at 397 locations in North Carolina, Virginia, West Virginia, Maryland, Tennessee, Florida, Georgia, Texas, Arizona, California, New Mexico, Colorado, Oregon, Washington,

Oklahoma, Kansas, Missouri and Washington, DC. FCB owns many of the buildings and leases other facilities from third parties.

BancShares' headquarters facility, a nine-story building with approximately 163,000 square feet, is located in suburban Raleigh, North Carolina. In addition, we occupy a separate facility in Raleigh that serves as our data and operations center.

Additional information relating to premises, equipment and lease commitments is set forth in Note E of BancShares' Notes to Consolidated Financial Statements.

Item 3. Legal Proceedings

BancShares and various subsidiaries have been named as defendants in various legal actions arising from our normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to those other matters cannot be determined, in the opinion of management, any such liability will not have a material effect on BancShares' consolidated financial statements.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

BancShares has two classes of common stock—Class A common and Class B common. Shares of Class A common have one vote per share, while shares of Class B common have 16 votes per share. BancShares' Class A common stock is listed on the NASDAQ Global Select Market under the symbol FCNCA. The Class B common stock is traded on the over-the-counter market and quoted on the OTC Bulletin Board under the symbol FCNCB. As of December 31, 2013, there were 1,617 holders of record of the Class A common stock and 286 holders of record of the Class B common stock. The market for Class B common stock is extremely limited. On many days, there is no trading and, to the extent there is trading, it is generally low in volume.

The average monthly trading volume for the Class A common stock was 196,133 shares for the fourth quarter of December 31, 2013, and 279,383 shares for the year ended December 31, 2013. The Class B common stock monthly trading volume averaged 2,133 shares in the fourth quarter of December 31, 2013, and 2,225 shares for the year ended December 31, 2013.

The per share cash dividends declared by BancShares on both the Class A and Class B common stock and the high and low sales prices for each quarterly period during December 31, 2013, and December 31, 2012, are set forth in the following table.

	2013				2012			
	Fourth quarter	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter
Cash dividends (Class A and Class B)	$ 0.30	$ 0.30	$ 0.30	$ 0.30	$ 0.30	$ 0.30	$ 0.30	$ 0.30
Class A sales price								
High...........................	226.07	212.30	204.76	182.21	174.03	169.70	181.62	185.42
Low	201.64	194.39	179.22	166.49	156.48	160.89	161.22	164.70
Class B sales price............								
High...........................	211.84	199.39	192.46	174.18	167.69	179.34	182.99	183.98
Low	185.38	181.69	171.20	162.88	158.00	159.41	161.11	172.75

Sales prices for Class A common were obtained from the NASDAQ Global Select Market. Sales prices for Class B common were obtained from the OTC Bulletin Board.

A cash dividend of 30 cents per share was declared by the Board of Directors on January 28, 2014, payable on April 7, 2014, to holders of record as of March 17, 2014. Payment of dividends is made at the discretion of the Board of Directors and is contingent upon satisfactory earnings as well as projected future capital needs. BancShares' principal source of liquidity for payment of shareholder dividends is the dividend it receives from FCB. FCB is subject to various requirements under federal and state banking laws that restrict the payment of dividends and its ability to lend to BancShares. Subject to the foregoing, it is currently management's expectation that comparable cash dividends will continue to be paid in the future.

During the second quarter of 2013, our board granted authority to purchase up to 100,000 and 25,000 shares of Class A and Class B common stock, respectively, beginning on July 1, 2013, and continuing through June 30, 2014. As of December 31, 2013, no purchases had occurred pursuant to that authorization. As of December 31, 2013, under the existing plan that expires June 30, 2014, BancShares had the ability to purchase 100,000 and 25,000 additional shares of Class A and Class B common stock, respectively.

During 2012, our Board of Directors granted authority and approved a plan to purchase up to 100,000 and 25,000 shares of Class A and Class B common stock, respectively, during the period from July 1, 2012, through June 30, 2013. That authority replaced similar plans approved by the Board during 2011 that were in effect during the 12 months preceding July 1, 2012. Pursuant to those plans, during 2012, we purchased and retired an aggregate of 56,276 shares of Class A common stock and 100 shares of Class B common stock. During 2013, BancShares purchased and retired 1,973 shares of Class A common stock pursuant to the July 1, 2012, authorization. Additionally, under separate authorizations, during 2012, BancShares purchased and retired 606,829 shares of Class B common stock in privately negotiated transactions, including purchases of 593,954 shares from a director and certain of her related interests. The purchase of these shares was approved by the Board of Directors at a price approved by an independent committee of the Board.

The following tables indicate that no shares of Class A or Class B common stock were purchased by BancShares during the three months ended December 31, 2013. The tables also indicate the number of shares that may be purchased under publicly announced plans.

Class A common stock	Total number of shares purchases	Average price Paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
Purchases from October 1, 2013, through October 31, 2013	—	$ —	—	100,000
Purchases from November 1, 2013, through November 30, 2013	—	—	—	100,000
Purchases from December 1, 2013, through December 31, 2013	—	—	—	100,000
Total	—	$ —	—	100,000
Class B common stock				
Purchases from October 1, 2013, through October 31, 2013	—	$ —	—	25,000
Purchases from November 1, 2013, through November 30, 2013	—	—	—	25,000
Purchases from December 1, 2013, through December 31, 2013	—	—	—	25,000
Total	—	$ —	—	25,000

The following graph compares the cumulative total shareholder return (CTSR) of our Class A common stock during the previous five years with the CTSR over the same measurement period of the Nasdaq-Banks Index and the Nasdaq-U.S. Index. Each trend line assumes that $100 was invested on December 31, 2008, and that dividends were reinvested for additional shares.

CTSR Total Returns


350
300
250
200
150
100
50
Index Value
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
12/31/13
Period Ending
FCNCA
NASDAQ - Bank
NASDAQ - US

Table 1
FINANCIAL SUMMARY AND SELECTED AVERAGE BALANCES AND RATIOS

	2013	2012	2011	2010	2009
	(dollars in thousands, except share data)				
SUMMARY OF OPERATIONS					
Interest income	$ 796,804	$ 1,004,836	$ 1,015,159	$ 969,368	$ 738,159
Interest expense	56,618	90,148	144,192	195,125	227,644
Net interest income	740,186	914,688	870,967	774,243	510,515
Provision for loan and lease losses	(32,255)	142,885	232,277	143,519	79,364
Net interest income after provision for loan and lease losses	772,441	771,803	638,690	630,724	431,151
Gains on acquisitions	—	—	150,417	136,000	104,434
Noninterest income	263,603	189,300	313,949	270,214	299,017
Noninterest expense	771,380	766,933	792,925	733,376	651,503
Income before income taxes	264,664	194,170	310,131	303,562	183,099
Income taxes	96,965	59,822	115,103	110,518	66,768
Net income	$ 167,699	$ 134,348	$ 195,028	$ 193,044	$ 116,331
Net interest income, taxable equivalent	$ 742,846	$ 917,664	$ 874,727	$ 778,382	$ 515,446
PER SHARE DATA					
Net income	$ 17.43	$ 13.11	$ 18.80	$ 18.50	$ 11.15
Cash dividends	1.20	1.20	1.20	1.20	1.20
Market price at period end (Class A)	222.63	163.50	174.99	189.05	164.01
Book value at period end	215.89	193.75	180.97	166.08	149.42
SELECTED PERIOD AVERAGE BALANCES					
Total assets	$ 21,300,800	$ 21,077,444	$ 21,135,572	$ 20,841,180	$ 17,557,484
Investment securities	5,206,000	4,698,559	4,215,761	3,641,093	3,412,620
Loans and leases (acquired and originated)	13,163,743	13,560,773	14,050,453	13,865,815	12,062,954
Interest-earning assets	19,433,947	18,974,915	18,824,668	18,458,160	15,846,514
Deposits	17,947,996	17,727,117	17,776,419	17,542,318	14,578,868
Interest-bearing liabilities	13,910,299	14,298,026	15,044,889	15,235,253	13,013,237
Long-term obligations	462,203	574,721	766,509	885,145	753,242
Shareholders' equity	$ 1,942,108	$ 1,915,269	$ 1,811,520	$ 1,672,238	$ 1,465,953
Shares outstanding	9,618,952	10,244,472	10,376,445	10,434,453	10,434,453
SELECTED PERIOD-END BALANCES					
Total assets	$ 21,199,091	$ 21,283,652	$ 20,997,298	$ 20,806,659	$ 18,466,063
Investment securities	5,388,610	5,227,570	4,058,245	4,512,608	2,932,765
Loans and leases:					
Acquired	1,029,426	1,809,235	2,362,152	2,007,452	1,173,020
Originated	12,104,298	11,576,115	11,581,637	11,480,577	11,644,999
Interest-earning assets	19,428,929	19,142,433	18,529,548	18,487,960	16,541,425
Deposits	17,874,066	18,086,025	17,577,274	17,635,266	15,337,567
Interest-bearing liabilities	13,654,436	14,213,751	14,548,389	15,015,446	13,561,924
Long-term obligations	510,769	444,921	687,599	809,949	797,366
Shareholders' equity	$ 2,076,675	$ 1,864,007	$ 1,861,128	$ 1,732,962	$ 1,559,115
Shares outstanding	9,618,941	9,620,914	10,284,119	10,434.453	10,434.453
SELECTED RATIOS AND OTHER DATA					
Rate of return on average assets (annualized)	0.79%	0.64%	0.92%	0.93%	0.66%
Rate of return on average shareholders' equity (annualized)	8.63	7.01	10.77	11.54	7.94
Net yield on interest-earning assets (taxable equivalent)	3.82	4.84	4.65	4.22	3.25
Allowance for loan and lease losses to total loans and leases:					
Acquired	5.20	7.74	3.78	2.55	0.30
Originated	1.49	1.55	1.56	1.54	1.45
Nonperforming assets to total loans and leases and other real estate at period end:					
Acquired	7.02	9.26	17.95	12.87	16.59
Originated	0.74	1.15	0.89	1.14	0.85
Tier 1 risk-based capital ratio	14.92	14.27	15.41	14.86	13.34
Total risk-based capital ratio	16.42	15.95	17.27	16.95	15.59
Leverage capital ratio	9.82	9.23	9.90	9.18	9.54
Dividend payout ratio	6.88	9.15	6.38	6.49	10.76
Average loans and leases to average deposits	73.34	76.50	79.04	79.04	82.74

Average loan and lease balances include nonaccrual loans and leases. See discussion of issues affecting comparability of financial statements under the caption FDIC-Assisted Transactions.

Management's discussion and analysis of earnings and related financial data are presented to assist in understanding the financial condition and results of operations of First Citizens BancShares, Inc. and Subsidiaries (BancShares). This discussion and analysis should be read in conjunction with the audited consolidated financial statements and related notes presented within this report. Intercompany accounts and transactions have been eliminated. Although certain amounts for prior years have been reclassified to conform to statement presentations for 2013, the reclassifications have no material effect on shareholders' equity or net income as previously reported. Unless otherwise noted, the terms "we," "us" and "BancShares" refer to the consolidated financial position and consolidated results of operations for BancShares.

CRITICAL ACCOUNTING POLICIES

The accounting and reporting policies of BancShares are in accordance with accounting principles generally accepted in the United States of America (GAAP) and conform to general practices within the banking industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions to arrive at the carrying value of assets and liabilities and amounts reported for revenues and expenses. Our financial position and results of operations can be materially affected by these estimates and assumptions. Critical accounting policies are those policies that are most important to the determination of our financial condition and results of operations or that require management to make assumptions and estimates that are subjective or complex. The most critical accounting and reporting policies include those related to the allowance for loan and lease losses, fair value estimates, the receivable from and payable to the FDIC for loss share agreements, pension plan assumptions and income taxes. Significant accounting policies are discussed in Note A of the Notes to Consolidated Financial Statements.

The following is a summary of our critical accounting policies that are material to our consolidated financial statements and are highly dependent on estimates and assumptions.

Allowance for loan and lease losses. The allowance for loan and lease losses (ALLL) reflects the estimated losses resulting from the inability of our customers to make required loan and lease payments. The ALLL is based on management's evaluation of the risk characteristics of the loan and lease portfolio under current economic conditions and considers such factors as the financial condition of the borrower, fair market value of collateral and other items that, in our opinion, deserve current recognition in estimating possible loan and lease losses. Our evaluation process is based on historical evidence and current trends among delinquencies, defaults and nonperforming assets.

During 2013, we implemented enhancements to our modeling methodology for estimating the general reserve component of the ALLL. Specifically for the originated commercial loans and leases segment, we refined our modeling methodology by increasing the granularity of the historical net loss data used to develop the applicable loss rates by utilizing information that further considers the class of the commercial loan and associated risk rating. For the originated noncommercial segment, we refined our modeling methodology to incorporate specific loan classes and delinquency status trends into the loss rates. The enhanced ALLL estimates implicitly include the risk of draws on open lines within each loan class. Management has also further enhanced a qualitative framework for considering economic conditions, loan concentrations and other relevant factors at a loan class level. We believe the methodology enhancements improve the application of historical net loss data and the precision of our segment analysis. These enhancements resulted in reallocations between segments, allocation of the nonspecific allowance to specific loan classes and reallocation of substantially all of the reserve for unfunded commitments into the ALLL. Other than these modifications, the enhancements to the methodology had no material impact on the ALLL.

Acquired loans are recorded at fair value at acquisition date. Amounts deemed uncollectible at acquisition date become part of the fair value calculation and are excluded from the ALLL. Following acquisition, we routinely review acquired loans to determine if changes in estimated cash flows have occurred. Subsequent decreases in the amount expected to be collected may result in a provision for loan and lease losses with a corresponding increase in the ALLL. Subsequent increases in the amount expected to be collected result in a reversal of any previously recorded provision for loan and lease losses and related ALLL, if any, or prospective adjustment to the accretable yield if no provision for loan and lease losses had been recorded. Proportional adjustments are also recorded to the FDIC receivable for acquired loans if the timing of the projected loss will result in the loss being covered by loss share agreements.

Management continuously monitors and actively manages the credit quality of the entire loan portfolio and recognizes provision expense to maintain the allowance at an appropriate level. Specific allowances for impaired loans are determined by analyzing estimated cash flows discounted at a loan's original rate or collateral values in situations where we believe repayment is dependent on collateral liquidation. Substantially all impaired loans are collateralized by real property.

Management considers the established allowance adequate to absorb losses that relate to loans and leases outstanding at December 31, 2013, although future additions may be necessary based on changes in economic conditions, collateral values, erosion of the borrower's access to liquidity and other factors. If the financial condition of our borrowers were to deteriorate, resulting in an impairment of their ability to make payments, our estimates would be updated and additions to the allowance may be required. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan and lease losses. These agencies may require the recognition of additions to the allowance based on their judgments of information available to them at the time of their examination.

Fair value estimates. BancShares reports investment securities available for sale and interest rate swaps accounted for as cash flow hedges at fair value. At December 31, 2013, the percentage of total assets and total liabilities measured at fair value on a recurring basis was 25.4 percent and less than 1.0 percent, respectively. The fair values of assets and liabilities carried at fair value on a recurring basis are estimated using various model-based valuation techniques. At December 31, 2013, no assets or liabilities measured at fair value on a recurring basis were based on significant nonobservable inputs. Certain other assets are reported at fair value on a nonrecurring basis, including loans held for sale, impaired loans and other real estate owned (OREO). See Note L "Estimated Fair Values" in the Notes to Consolidated Financial Statements for additional disclosures regarding fair value.

As required under GAAP, the assets acquired and liabilities assumed in our FDIC-assisted transactions were recognized at their fair values as of the acquisition date. Fair values were determined using valuation methods and assumptions established by management. Use of different assumptions and methods could yield significantly different fair values. Cash flow estimates for loans, leases and OREO were based on judgments regarding future expected loss experience, which included the use of commercial loan credit grades, collateral valuations and current economic conditions. The cash flows were discounted to fair value using rates that included consideration of factors such as current interest rates, costs to service the loans and liquidation of the asset.

Receivable from and payable to the FDIC for loss share agreements. The receivable from the FDIC for loss share agreements is measured separately from the related covered assets and is recorded at fair value at the acquisition date using projected cash flows related to the loss share agreements based on the expected reimbursements for losses and expenses at the applicable loss share percentages. The receivable from the FDIC is reviewed and updated quarterly as loss estimates and timing of estimated cash flows related to covered loans and OREO change. Post-acquisition adjustments represent the net change in loss estimates related to covered loans and OREO as a result of changes in expected cash flows and the allowance for loan and lease losses related to covered loans. For loans covered by loss share agreements, subsequent decreases in the amount expected to be collected from the borrower or collateral liquidation may result in a provision for loan and lease losses, an increase in the allowance for loan and lease losses and a proportional adjustment to the FDIC receivable for the estimated amount to be reimbursed. Subsequent increases in the amount expected to be collected from the borrower or collateral liquidation result in the reversal of any previously recorded provision for loan and lease losses and related allowance for loan and lease losses, or prospective adjustment to the accretable yield if no provision for loan and lease losses had been recorded previously. Reversal of previously-established allowances result in immediate adjustments to the FDIC receivable to remove amounts that were expected to be reimbursed prior to the improvement. For improvements that increase accretable yield, the FDIC receivable is adjusted over the shorter of the remaining term of the loss share agreement or the life of the covered loan. Other adjustments to the FDIC receivable result from unexpected recoveries of amounts previously charged off, servicing costs that exceed initial estimates and changes to the estimated fair value of OREO.

Certain loss share agreements include clawback provisions that require payments to the FDIC if actual losses and expenses do not exceed a calculated amount. Our estimate of the clawback payments based on current loss and expense projections are recorded as an accrued liability. Projected cash flows are discounted to reflect the estimated timing of the payments to the FDIC.

Pension plan assumptions. BancShares offers a defined benefit pension plan to qualifying employees. The calculation of the benefit obligation, the future value of plan assets, funded status and related pension expense under the pension plan requires the use of actuarial valuation methods and assumptions. The valuations and assumptions used to determine the future value of plan assets and liabilities are subject to management judgment and may differ significantly depending upon the assumptions used. The discount rate used to estimate the present value of the benefits to be paid under the pension plan reflects the interest rate that could be obtained for a suitable investment used to fund the benefit obligation. For the calculation of pension expense, the assumed discount rate equaled 4.00 percent during 2013, and 4.75 percent during 2012. At December 31, 2013, BancShares increased the assumed discount rate on its pension liability to 4.90 percent due to higher long-term interest rates. This rate increase reduced BancShares' calculated benefit obligation as of December 31, 2013, and will lower the 2014 pension expense.

We also estimate a long-term rate of return on pension plan assets that is used to estimate the future value of plan assets. We consider such factors as the actual return earned on plan assets, historical returns on the various asset classes in the plan and projections of future returns on various asset classes. The calculation of pension expense was based on an assumed expected long-term return on plan assets of 7.25 percent during 2013 compared to 7.50 percent in 2012. A reduction in the long-term rate of return on plan assets increases pension expense for periods following the decrease in the assumed rate of return.

The assumed rate of future compensation increases is reviewed annually based on actual experience and future salary expectations. We used an assumed rate of compensation increase of 4.00 percent to calculate pension expense during 2013 and 2012. Assuming other variables remain unchanged, an increase in the rate of future compensation increases results in higher pension expense for periods following the increase in the assumed rate of future compensation increases.

Income taxes. Management estimates income tax expense using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the amount of assets and liabilities reported in the consolidated financial statements and their respective tax bases. In estimating the liabilities and corresponding expense related to income taxes, management assesses the relative merits and risks of various tax positions considering statutory, judicial and regulatory guidance. Because of the complexity of tax laws and regulations, interpretation is difficult and subject to differing judgments. Accrued income taxes payable represents an estimate of the net amounts due to or from taxing jurisdictions based upon various estimates, interpretations and judgments.

We evaluate our effective tax rate on a quarterly basis based upon the current estimate of net income, the favorable impact of various credits, statutory tax rates expected for the year and the amount of tax liability in each jurisdiction in which we operate. Annually, we file tax returns with each jurisdiction where we have tax nexus and settle our return liabilities.

Changes in estimated income tax liabilities occur periodically due to changes in actual or estimated future tax rates and projections of taxable income, interpretations of tax laws, the complexities of multi-state income tax reporting, the status of examinations being conducted by various taxing authorities and the impact of newly enacted legislation or guidance as well as income tax accounting pronouncements.

EXECUTIVE OVERVIEW

BancShares' earnings and cash flows are primarily derived from our commercial banking activities. We gather deposits from retail and commercial customers and secure funding through various non-deposit sources. We invest the liquidity generated from these funding sources in interest-earning assets, including loans and leases, investment securities and overnight investments. We also invest in bank premises, hardware, software, furniture and equipment used to conduct our commercial banking business. We provide treasury services products, cardholder and merchant services, wealth management services and various other products and services typically offered by commercial banks.

BancShares conducts its banking operations through its wholly-owned subsidiary First-Citizens Bank & Trust Company (FCB), a state-chartered bank organized under the laws of the state of North Carolina. Prior to 2011, BancShares also conducted banking activities through IronStone Bank (ISB), a federally-chartered thrift institution. On January 7, 2011, ISB was merged into FCB.

Prior to 2009, we focused on organic growth, delivering our products and services to customers through de novo branch expansion. Beginning in 2009, leveraging on our strong capital and liquidity positions, we participated in six FDIC-assisted transactions involving distressed financial institutions. Each of the FDIC-assisted transactions include indemnification assets, or loss share agreements, that protect us from a substantial portion of the credit and asset quality risk we would otherwise incur. Under GAAP, acquired assets, assumed liabilities and the indemnification asset are recorded at their fair values as of the acquisition date. Subsequent to the acquisition date, the amortization and accretion of premiums and discounts, the recognition of post-acquisition improvement and deterioration and the related accounting for the loss share agreements with the FDIC have contributed to significant income statement volatility. During 2013, in the aggregate, the net impact of assets acquired in the FDIC-assisted transactions has been favorable to current earnings, as recoveries of amounts previously charged off, the reversal of previously-identified impairment and accretion income has exceeded the unfavorable amortization of the receivable from the FDIC for loss share agreements.

On January 1, 2014, FCB completed its merger with 1st Financial Services Corporation (1st Financial) and its wholly-owned banking subsidiary Mountain 1st Bank & Trust Company. In accordance with the acquisition method of accounting, all assets and liabilities were recorded at their fair value as of the acquisition date. As a result of the 1st Financial transaction, during the first quarter of 2014, FCB recorded loans with a fair value of $316.3 million, investment securities with a fair value of $237.4 million and other real estate with a fair value of $11.6 million. The fair value of deposits assumed totaled $631.9 million. FCB paid $10.0 million to acquire 1st Financial, including $8.0 million to acquire the 1st Financial securities that had been issued under the Troubled Asset Relief Program. As a result of the merger, FCB recorded $24.5 million of goodwill. BancShares and FCB remain well-capitalized following the 1st Financial merger.

Various external factors influence the focus of our business efforts, and the results of our operations can change significantly based on those external factors. US economic conditions are improving, but unemployment rates remain high. The rate of economic growth increased during the second half of 2013. Consumer confidence continues to improve, with consumer spending at the highest level of growth in three years. Continued growth in household net worth, driven by increases in home, stock and other asset values, is believed to have positively influenced consumer confidence. As a result of perceived strength in the economy, during December 2013, the Federal Reserve announced its decision to taper its bond-buying program in 2014.

We continue to experience downward pressure on net interest income, resulting from low interest rates and acquired loan payoffs. While improvement in economic conditions contributed to originated loan growth during the second half of 2013, the rapid reduction in our acquired loan portfolio resulted in a net reduction in gross loans during 2013. Low interest rates and competitive loan and deposit pricing have led to narrow interest margins for our originated loan portfolio. The Federal Reserve's continuing efforts to stimulate economic growth has resulted in interest rates remaining at unprecedented low levels, and policymakers have indicated they intend to hold benchmark interest rates stable until 2015. The low interest rate environment and lack of growth continue to adversely affect net interest income.

Improving economic conditions and favorable real estate prices contributed to significant credit quality improvement during 2013. Charge-offs among both acquired and originated loans declined during 2013, and nonperforming assets and delinquencies declined from 2012. Despite these improvements, certain financially-distressed customers continue to experience difficulty meeting their debt service obligations.

Following a comprehensive evaluation of our core technology systems and related business processes during 2012, we concluded that significant investments were required to ensure we are able to meet changing business requirements and to support a growing organization. The project to modernize our systems and associated facilities began in 2013 with phased implementation scheduled through 2016. The project will improve our business continuity and disaster recovery efforts and will ultimately reduce operational risk. The magnitude and scope of this effort is significant with total costs estimated to exceed $100 million.

During the evaluation of our business processes, we identified several services that we concluded were not critical to our long-term strategic objectives. During the first quarter of 2013, we sold our rights and most of our obligations under various service agreements with client banks, some of which are controlled by Related Persons. We continue to provide processing services to First Citizens Bank and Trust Company, Inc. (FCB-SC), an entity controlled by Related Persons and our largest client bank.

During 2013, we unveiled an advertising campaign that features a refreshed brand and updated company logo. Our new brand line, Forever First®, symbolizes our commitment to the people, businesses and communities who rely on us to be the best we can be. It is used in all our branches, in print advertising and for our online presence. In the Triangle and greater Charlotte areas of North Carolina, television, radio and outdoor advertising share our brand story. We have also developed two product bundles that are used to target specific customers. Your Family First was developed for financially-active families, while the Your Venture First package was developed for small business customers.

Our balance sheet liquidity position remains strong. While total deposits have seen little change, during the past two years, we have seen significant reductions in time deposits, largely offset by growth among demand and money market deposits. We believe that customers continue to desire the safety of bank deposits, but are not willing to invest in time deposits based on expectations that time deposit rates are likely to increase.

In an effort to assist customers experiencing financial difficulty, we have selectively agreed to modify existing loan terms to provide relief to customers who are experiencing liquidity challenges or other circumstances that could affect their ability to meet debt obligations. The majority of restructured loans (TDRs) are to customers that are currently performing under existing terms but may be unable to do so in the near future without a modification.

Financial institutions continue to face challenges resulting from implementation of legislative and governmental reforms to stabilize the financial services industry and provide added consumer protection. In July 2013, Bank regulatory agencies approved new global regulatory capital guidelines (Basel) aimed at strengthening existing capital requirements for bank holding companies through a combination of higher minimum capital requirements, new capital conservation buffers and more conservative definitions of capital and balance sheet exposure. BancShares will be subject to the requirements of Basel effective January 1, 2015, subject to a transition period for several aspects of the rule. Table 2 describes the minimum and well-capitalized requirements for the transitional period beginning during 2016 and the fully-phased-in requirements that become effective during 2019. As of December 31, 2013, BancShares' tier 1 common equity ratio, was 14.3 percent, compared to the fully-phased in well-capitalized minimum of 9.0 percent, which includes the 2.5 percent minimum conservation buffer.

Table 2
BASEL CAPITAL REQUIREMENTS

Basel final rules	Basel minimum requirement 2016	Basel well capitalized 2016	Basel minimum requirement 2019	Basel well capitalized 2019
Leverage ratio	4.00%	5.00%	4.00%	5.00%
Common equity tier 1	4.50	6.50	4.50	6.50
Common equity plus conservation buffer	5.13	7.13	7.00	9.00
Tier 1 capital ratio	6.00	8.00	6.00	8.00
Total capital ratio	8.00	10.00	8.00	10.00
Total capital ratio plus conservation buffer	8.63	10.63	10.50	12.50

Although we are unable to control the external factors that influence our business, by maintaining high levels of balance sheet liquidity, prudently managing our interest rate exposures, ensuring our capital positions remain strong and actively monitoring asset quality, we seek to minimize the potentially adverse risks of unforeseen and unfavorable economic trends and take advantage of favorable economic conditions and opportunities when appropriate.

EARNINGS SUMMARY

BancShares' reported earnings for 2013 of $167.7 million, or $17.43 per share, compared to $134.3 million, or $13.11 per share during 2012. The annualized returns on average assets and equity amounted to 0.79 percent and 8.63 percent, respectively, during 2013, compared to 0.64 percent and 7.01 percent for 2012. The increase in net income in 2013 was due to a reduction in the provision for loan and lease losses and higher noninterest income, partially offset by lower net interest income.

Net interest income decreased $174.5 million from $914.7 million in 2012 to $740.2 million in 2013, primarily due to acquired loan shrinkage resulting in lower accretion income. The taxable-equivalent net yield on interest-earning assets decreased 102 basis points from 4.84 percent in 2012 to 3.82 percent in 2013. Lower accreted loan discounts resulting from payments on acquired loans significantly impacted the taxable-equivalent net yield on interest-earning assets during 2013 and 2012. Accretion income will continue to decrease in future periods as acquired loan balances continue to decline.

BancShares recorded a $32.3 million credit to provision for loan and lease losses during 2013, compared to provision expense of $142.9 million during 2012. Provision expense declined for both acquired loans and originated loans during 2013. The credit to provision expense related to acquired loans totaled $51.5 million during 2013, compared to provision expense of $100.8 million during 2012, a $152.4 million favorable change. The significant reduction in provision expense for acquired loans resulted from lower current impairment, credit quality improvements and payoffs of acquired loans for which an allowance had previously been established. Provision expense for originated loans totaled $19.3 million during 2013, compared to $42.0 million during 2012, a reduction of $22.8 million, resulting from lower net charge-offs and credit quality improvements in the originated portfolio.

For 2013, noninterest income increased $74.3 million from 2012 primarily resulting from higher acquired loan recoveries, a favorable reduction in the adjustments to the FDIC receivable and the sale of a large portion of our client bank processing. These favorable changes were partially offset by lower fees from processing services.

Noninterest expense increased $4.4 million, or 0.6 percent for 2013, when compared to 2012. The increase resulted from increases in pension, consulting and advertising expense, partially offset by lower foreclosure-related expenses.

Operating results related to acquired assets were favorable during 2013 and improved when compared to 2012. The significant reduction in the provision for loan and lease losses related to acquired assets, combined with improved noninterest income resulting from recoveries of acquired loans previously charged off and lower amortization expense related to the FDIC receivable more than offset the impact of lower accretion income. We expect the income statement impact of acquired assets will decrease in future periods as acquired loan balances decline.

Results from our non-acquired bank operations were mixed during 2013 when compared to 2012. While provision for loan and lease losses declined for 2013, noninterest expense increased primarily due to higher employee benefits expense and cardholder rewards expense. Net interest income was unchanged from 2012, while noninterest income increased slightly, the net result of improved cardholder and merchant income, offset by lower fees from processing services.

FDIC-ASSISTED TRANSACTIONS

FDIC-assisted transactions provided us significant growth opportunities from 2009 through 2011 and have continued to provide significant contributions to our results of operations. These transactions allowed us to increase our presence in existing markets and to expand our banking presence to adjacent markets. Each of the FDIC-assisted transactions included loss share agreements that, for the term of the loss share agreement, protect us from a substantial portion of the credit and asset quality risk we would otherwise incur.

Balance sheet impact. Table 3 provides information regarding the six FDIC-assisted transactions consummated during 2011, 2010 and 2009.

Table 3
FDIC-ASSISTED TRANSACTIONS

Entity	Date of transaction	Fair value of loans acquired
		(dollars in thousands)
Colorado Capital Bank (CCB)	July 8, 2011	$ 320,789
United Western Bank (United Western)	January 21, 2011	759,351
Sun American Bank (SAB)	March 5, 2010	290,891
First Regional Bank (First Regional)	January 29, 2010	1,260,249
Venture Bank (VB)	September 11, 2009	456,995
Temecula Valley Bank (TVB)	July 17, 2009	855,583
Total		$ 3,943,858
Carrying value of acquired loans as of December 31, 2013		$ 1,029,426

Income statement impact. The six FDIC-assisted transactions created acquisition gains recognized at the time of each respective transaction. No acquisition gains were recorded during 2013 and 2012, compared to $150.4 million in 2011. During 2013 and 2012, acquired loans resulting from the FDIC-assisted transactions have had a significant impact on interest income, provision for loan and lease losses and noninterest income. Due to the many factors that can affect the amount of income or expense related to acquired loans recognized in a given period, these components of net income are not easily predictable for future periods. Variations among these items may affect the comparability of various components of net income.

The amount of accretable yield related to acquired loans changes when the estimated cash flows expected to be collected change. The recognition of accretion income, which is included in interest income, may be accelerated in the event of unscheduled payments and various other post-acquisition events. For 2013, accretion income on acquired loans equaled $224.7 million, compared to $304.0 million during 2012 and $319.4 million during 2011. Accretion income continues to decline as acquired loan balances are repaid.

Total provision for loan and lease losses related to acquired loans decreased by $152.4 million from provision expense of $100.8 million in 2012 to a provision credit of $51.5 million in 2013. The decrease in the provision for acquired loan losses in 2013 is the result of reversal of previously identified impairment for post-acquisition deterioration and payoffs of loans for which an allowance had been established.

During 2013, the net adjustment to the FDIC receivable for post-acquisition improvements and deterioration in acquired assets resulted in a net reduction to the FDIC receivable and noninterest income of $72.3 million, compared to a net reduction in the receivable and a corresponding reduction in noninterest income of $101.6 million during 2012. For 2013, other noninterest income included $29.7 million of acquired loan recoveries, an increase of $19.2 million over 2012.

Expenses related to personnel supporting our acquired loan portfolio, facility and equipment costs, and expenses associated with collection and resolution of acquired loans as well as all income and expenses associated with OREO property covered under loss share agreements are not segregated from corresponding expenses related to originated assets.

Acquisition accounting and issues affecting comparability of financial statements. As estimated exposures related to the acquired assets covered by the loss share agreements change based on post-acquisition events, our adherence to GAAP and accounting policy elections we have made affect the comparability of our current results of operations to earlier periods. Several of the key issues affecting comparability are as follows:

- When post-acquisition events suggest that the amount of cash flows we will ultimately receive for an acquired loan is less than originally expected:
  - An allowance for loan and lease losses is established for the post-acquisition exposure that has emerged with a corresponding charge to provision for loan and lease losses;
  - If the expected loss is projected to occur during the relevant loss share period, the FDIC receivable is adjusted to reflect the indemnified portion of the post-acquisition exposure with a corresponding increase to noninterest income;
- When post-acquisition events suggest that the amount of cash flows we will ultimately receive for an acquired loan is greater than originally expected:
  - Any allowance for loan and lease losses that was previously established for post-acquisition exposure is reversed with a corresponding reduction to provision for loan and lease losses; if no allowance was established in earlier periods, the amount of the improvement in the cash flow projection results in a reclassification from the nonaccretable difference created at the acquisition date to an accretable yield; the newly-identified accretable yield is accreted into income over the remaining life of the loan as interest income;
  - The FDIC receivable is adjusted immediately for reversals of previously recognized impairment and prospectively for reclassifications from nonaccretable difference to reflect the indemnified portion of the post-acquisition change in exposure; a corresponding reduction in noninterest income is also recorded immediately for reversals of previously established allowances or, for reclassifications from nonaccretable difference, over the shorter of the remaining life of the related loan or relevant loss share agreement;
- When actual payments received on acquired loans are greater than initial estimates, large nonrecurring discount accretion or reductions in the allowance for loan and lease losses may be recognized during a specific period; discount accretion is recognized as an increase to interest income; reductions in the allowance for loan and lease losses are recorded as a reduction in the provision for loan and lease losses;
- Adjustments to the FDIC receivable resulting from changes in estimated cash flows for acquired loans are based on the reimbursement provision of the applicable loss share agreement with the FDIC. Adjustments to the FDIC receivable partially offset the adjustment to the acquired loan carrying value, but the rate of the change to the FDIC receivable relative to the change in the acquired loan carrying value is not constant. The loss share agreements establish reimbursement rates for losses incurred within certain ranges. In some loss share agreements, higher loss estimates result in higher reimbursement rates, while in other loss share agreements, higher loss estimates trigger a reduction in the reimbursement rates. In addition, some of the loss share agreements include clawback provisions

that require the purchaser to remit a payment to the FDIC in the event that the aggregate amount of losses is less than a loss estimate established by the FDIC. The adjustments to the FDIC receivable based on changes in loss estimates are measured based on the actual reimbursement rates and consider the impact of changes in the projected clawback payment.

Receivable from FDIC for loss share agreements. The various terms of each loss share agreement and the components of the receivable from the FDIC is provided in Table 4. As of December 31, 2013, the FDIC receivable included $38.4 million we expect to receive through reimbursements from the FDIC and $55.0 million we expect to recover through prospective amortization of the asset due to post-acquisition improvements in the related loans.

The timing of expected losses on acquired assets is monitored by management to ensure the losses will occur during the respective loss share terms. When projected losses are expected to occur after expiration of the relevant loss share agreement, the FDIC receivable is adjusted to reflect the forfeiture of loss share protection.

Table 4
LOSS SHARE PROVISIONS FOR FDIC-ASSISTED TRANSACTIONS

Entity	Fair value at acquisition date	Losses/expenses incurred through 12/31/2013	Cumulative amount reimbursed by FDIC through 12/31/2013	Carrying value at December 31, 2013 Receivable from FDIC	Carrying value at December 31, 2013 Payable to FDIC	Current portion of receivable due from (to) FDIC for 12/31/2013 filings	Prospective amortization (accretion)
	(dollars in thousands)						
TVB - combined losses	$ 103,558	$ 194,302	$ —	$ 16,988	$ —	$ —	$ 16,988
VB - combined losses	138,963	156,254	123,583	1,988	—	1,421	(1,176)
First Regional - combined losses	378,695	253,481	178,180	15,018	75,828	(8,849)	15,199
SAB - combined losses	89,734	95,876	78,861	10,145	1,543	(2,160)	7,801
United Western							
Non-single family residential losses	112,672	111,480	88,866	15,209	16,821	148	6,878
Single family residential losses	24,781	4,529	2,835	11,463	—	789	1,230
CCB - combined losses	155,070	186,354	144,926	22,586	15,186	4,330	8,038
Total	$ 1,003,473	$ 1,002,276	$ 617,251	$ 93,397	$ 109,378	$ (4,321)	$ 54,958

Except where noted, each FDIC-assisted transaction has a separate loss share agreement for Single-Family Residential loans (SFR) and non-Single-Family Residential loans (NSFR).

For TVB, combined losses are covered at 0 percent up to $193.3 million, 80 percent for losses between $193.3 million and $464.0 million and 95 percent for losses above $464.0 million. The loss share agreements expire on July 17, 2014, for all TVB NSFR loans and July 17, 2019, for the SFR loans.

For VB, combined losses are covered at 80 percent up to $235.0 million and 95 percent for losses above $235.0 million. The loss share agreements expire on September 11, 2014, for all VB NSFR loans and September 11, 2019, for the SFR loans.

For First Regional, NSFR losses are covered at 0 percent up to $41.8 million, 80 percent for losses between $41.8 million and $1.02 billion and 95 percent for losses above $1.02 billion. The loss share agreement expires on January 29, 2015, for all First Regional NSFR loans. First Regional has no SFR loans.

For SAB, combined losses are covered at 80 percent up to $99.0 million and 95 percent for losses above $99.0 million. The loss share agreements expire on March 5, 2015, for all SAB NSFR loans and March 4, 2020, for the SFR loans.

For United Western NSFR loans, losses are covered at 80 percent up to $111.5 million, 30 percent between $111.5 million and $227.0 million and 80 percent for losses above $227.0 million. The loss share agreement expires on January 21, 2016.

For United Western SFR loans, losses are covered at 80 percent up to $32.5 million, 0 percent between $32.5 million and $57.7 million and 80 percent for losses above $57.7 million. The loss share agreement expires on January 20, 2021.

For CCB, combined losses are covered at 80 percent up to $231.0 million, 0 percent between $231.0 million and $285.9 million and 80 percent for losses above $285.9 million. The loss share agreements expire on July 7, 2016, for all CCB NSFR loans and July 7, 2021, for the SFR loans.

Fair value at acquisition date represents the initial fair value of the receivable from FDIC, excluding the payable to FDIC. Receivable related to accretable yield represents balances that, due to post-acquisition credit quality improvement, will be amortized over the shorter of the covered asset's life or the term of the loss share period.

INTEREST-EARNING ASSETS

Interest-earning assets include loans and leases, investment securities and overnight investments, all of which reflect varying interest rates based on the risk level and repricing characteristics of the underlying asset. Riskier investments typically carry a higher interest rate but expose us to higher levels of market risk.

We have historically focused on maintaining high-asset quality, which results in a loan and lease portfolio subjected to strenuous underwriting and monitoring procedures. We avoid high-risk industry concentrations, but we do maintain a concentration of owner-occupied real estate loans to borrowers in medical and medical-related fields. Our focus on asset quality also influences the composition of our investment securities portfolio. At December 31, 2013, government agency securities represented 47.2 percent of investment securities available for sale, compared to mortgage-backed securities, which represented 45.4 percent and U.S. Treasury securities, which represented 6.9 percent of the portfolio. The balance of the available-for-sale portfolio includes common stock of other financial institutions and state, county and municipal securities. Overnight investments are with the Federal Reserve Bank and other financial institutions.

Interest-earning assets averaged $19.43 billion for 2013, compared to $18.97 billion for 2012. The increase of $459.0 million, or 2.4 percent, was due to higher levels of investment securities and overnight investments offset, in part, by lower acquired loans.

Loans and leases

Loans and leases totaled $13.13 billion at December 31, 2013, a decrease of $251.6 million, or 1.9 percent, when compared to December 31, 2012. This follows a decrease of $558.4 million, or 4.0 percent, in total loans and leases from December 31, 2011, to December 31, 2012.

Total originated loans increased $528.2 million from $11.58 billion at December 31, 2012, to $12.10 billion at December 31, 2013, after declining $5.5 million from December 31, 2011, to December 31, 2012. Acquired loans totaled $1.03 billion at December 31, 2013, compared to $1.81 billion at December 31, 2012, and $2.36 billion at December 31, 2011. Originated loan demand improved during the second half of 2013, while acquired loan balances continued to decline due to repayments and charge-offs. Table 5 provides the composition of acquired and originated loan and leases for the past five years.

Originated commercial mortgage loans totaled $6.36 billion at December 31, 2013, 52.6 percent of originated loans and leases. The December 31, 2013, balance increased $333.1 million or 5.5 percent since December 31, 2012, and $179.2 million or 3.1 percent between December 31, 2011, and December 31, 2012. The growth reflects our continued focus on small business customers, particularly among medical-related and other professional customers. These loans are underwritten based primarily upon the cash flow from the operation of the business rather than the value of the real estate collateral.

At December 31, 2013, originated revolving mortgage loans totaled $2.11 billion, representing 17.5 percent of total originated loans outstanding, a decrease of $96.8 million or 4.4 percent since December 31, 2012, following a decrease of $86.2 million or 3.8 percent between December 31, 2011, and December 31, 2012. The reduction in revolving mortgage loans over the prior two years is a result of a reduced emphasis on this class of lending, partially resulting from eroded collateral values related to junior lien mortgage loans.

At December 31, 2013, originated commercial and industrial loans equaled $1.08 billion or 8.9 percent of total originated loans and leases, an increase of $42.6 million or 4.1 percent since December 31, 2012. This follows an increase of $19.4 million or 1.9 percent between December 31, 2011, and December 31, 2012. We observed improved demand for commercial and industrial lending during 2013, which we attribute to improving confidence among small businesses.

Originated residential mortgage loans totaled $982.4 million at December 31, 2013, up $159.5 million or 19.4 percent from December 31, 2012. This follows an increase of $38.8 million, or 4.9 percent between December 31, 2011, and December 31, 2012. While the majority of residential mortgage loans that we originated in 2013 were sold to investors, other loans, including affordable housing loans with nonconforming loan-to-value ratios, were retained in the loan portfolio.

Originated leases totaled $381.8 million or 3.2 percent of total originated loans at December 31, 2013, an increase of $51.1 million or 15.4 percent since December 31, 2012. This follows an increase of $17.8 million or 5.7 percent between December 31, 2011, and December 31, 2012.

Table 5
LOANS AND LEASES

	December 31				
	2013	2012	2011	2010	2009
	(dollars in thousands)				
Acquired loans:					
Commercial:					
Construction and land development	$ 78,915	$ 237,906	$ 338,873	$ 368,420	$ 223,487
Commercial mortgage	642,891	1,054,473	1,260,589	1,089,064	590,399
Other commercial real estate	41,381	107,119	158,394	210,661	21,638
Commercial and industrial	17,254	49,463	113,442	132,477	95,231
Lease financing	—	—	57	—	—
Other	866	1,074	1,330	1,510	2,887
Total commercial loans	781,307	1,450,035	1,872,685	1,802,132	933,642
Noncommercial:					
Residential mortgage	213,851	297,926	327,568	74,495	152,309
Revolving mortgage	30,834	38,710	51,552	17,866	—
Construction and land development	2,583	20,793	105,536	105,805	82,555
Consumer	851	1,771	4,811	7,154	4,514
Total noncommercial loans	248,119	359,200	489,467	205,320	239,378
Total acquired loans	1,029,426	1,809,235	2,362,152	2,007,452	1,173,020
Originated loans and leases:					
Commercial:					
Construction and land development	319,847	309,190	381,163	338,929	541,110
Commercial mortgage	6,362,490	6,029,435	5,850,245	5,505,436	5,311,550
Other commercial real estate	178,754	160,980	144,771	149,710	158,187
Commercial and industrial	1,081,158	1,038,530	1,019,155	1,101,916	1,073,198
Lease financing	381,763	330,679	312,869	301,289	330,713
Other	175,336	125,681	158,369	182,015	195,084
Total commercial loans	8,499,348	7,994,495	7,866,572	7,579,295	7,609.842
Noncommercial:					
Residential mortgage	982,421	822,889	784,118	878,792	864,704
Revolving mortgage	2,113,285	2,210,133	2,296,306	2,233,853	2,147,223
Construction and land development	122,792	131,992	137,271	192,954	81,244
Consumer	386,452	416,606	497,370	595,683	941,986
Total noncommercial loans	3,604,950	3,581,620	3,715,065	3,901,282	4,035,157
Total originated loans and leases	12,104,298	11,576,115	11,581,637	11,480,577	11,644,999
Total loans and leases	13,133,724	13,385,350	13,943,789	13,488,029	12,818,019
Less allowance for loan and lease losses	233,394	319,018	270,144	227,765	172,282
Net loans and leases	$ 12,900,330	$ 13,066,332	$ 13,673,645	$ 13,260,264	$ 12,645,737

Originated commercial construction and land development loans totaled $319.8 million or 2.6 percent of total originated loans at December 31, 2013, an increase of $10.7 million or 3.4 percent since December 31, 2012. Modest growth during 2013 follows a decrease of $72.0 million, or 18.9 percent between December 31, 2011, and December 31, 2012. Most of the construction portfolio relates to borrowers in North Carolina and Virginia where real estate values have been more stable than in other markets in which we operate.

Originated consumer loans totaled $386.5 million at December 31, 2013, down $30.2 million or 7.2 percent since December 31, 2012. Consumer loans decreased $80.8 million or 16.2 percent between December 31, 2011, and December 31, 2012. This decline is the result of the general contraction in consumer borrowing over the past several years due to weak customer demand and continued run-off in our automobile sales finance portfolio.

At December 31, 2013, acquired commercial mortgage loans totaled $642.9 million, representing 62.5 percent of the total acquired portfolio compared to $1.05 billion at December 31, 2012, and $1.26 billion at December 31, 2011. Acquired residential mortgage loans totaled $213.9 million or 20.8 percent of the acquired portfolio as of December 31, 2013, compared to $297.9 million or 16.5 percent of total acquired loans at December 31, 2012, and $327.6 million or 13.9 percent of total acquired loans at December 31, 2011. Acquired commercial construction and land development loans amounted to $78.9 million, or 7.7 percent of total acquired loans at December 31, 2013, compared to $237.9 million at December 31, 2012, and $338.9 million from December 31, 2011. The changes in acquired loan balances reflect continued reductions of outstanding loans from the FDIC-assisted transactions from payments, charge-offs and foreclosure.

Management believes 2013 loan growth results from improving economic conditions. We expect originated loan growth to continue in 2014 with strengthening economic stability. Loan growth projections are subject to change due to further economic deterioration or improvement and other external factors.

Investment securities

Investment securities available for sale equaled $5.39 billion at December 31, 2013, compared to $5.23 billion at December 31, 2012. Available for sale securities are reported at fair value and unrealized gains and losses are included as a component of other comprehensive income, net of deferred taxes. As of December 31, 2013, investment securities available for sale had a net unrealized loss of $16.6 million, compared to a net unrealized gain of $33.8 million that existed as of December 31, 2012. After evaluating the securities with unrealized losses, management concluded that no other than temporary impairment existed as of December 31, 2013.

During 2013, in an effort to protect portfolio market value and profitability in a rising rate environment while not detracting from earnings in the current rate environment, management shifted the asset allocation towards more floating rate securities. A portion of proceeds from matured and called U.S. Government agency and U.S. Treasury securities were reinvested into collateralized mortgage obligations issued by the Government National Mortgage Association, the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation. As as result, the carrying value of mortgage-backed securities available for sale, including collateralized mortgage obligations, increased $1.12 billion or 84.0 percent during 2013, while U.S. Government agency securities declined $511.0 million or 16.7 percent and U.S. Treasury securities declined $450.2 million or 54.7 percent. At December 31, 2013, 76.0 percent of the collateralized mortgage obligation portfolio was floating rate and 24.0 percent was fixed rate.

Changes in the total balance of our investment securities portfolio result from trends among loans and leases, deposits and short-term borrowings. Generally, when inflows arising from deposit and treasury services products exceed loan and lease demand, we invest excess funds into the securities portfolio. Conversely, when loan demand exceeds growth in deposits and short-term borrowings, we allow overnight investments to decline and use proceeds from maturing securities to fund loan demand. The total investment securities portfolio book value increased $211.5 million in 2013 largely on lower loan balances. Details of investment securities at December 31, 2013, December 31, 2012 and December 31, 2011, are provided in Table 6.

Table 6
INVESTMENT SECURITIES

	2013				2012		2011	
	Cost	Fair value	Average maturity (Yrs./mos.)	Taxable equivalent yield	Cost	Fair value	Cost	Fair value
	(dollars in thousands)							
Investment securities available for sale:								
U.S. Treasury								
Within one year	$ 245,510	$ 245,667	0/8	0.48%	$ 576,101	$ 576,393	$ 811,038	$ 811,835
One to five years	127,713	127,770	1/7	1.76	247,140	247,239	76,003	75,984
Total	373,223	373,437	1/0	0.92	823,241	823,632	887,041	887,819
Government agency								
Within one year	594,446	595,216	0/5	0.83	1,708,572	1,709,520	2,176,527	2,176,143
One to five years	1,948,777	1,949,013	1/11	0.62	1,343,468	1,345,684	415,447	416,066
Total	2,543,223	2,544,229	1/7	0.67	3,052,040	3,055,204	2,591,974	2,592,209
Mortgage-backed securities								
Within one year	10,703	10,743	0/9	3.12	3,397	3,456	374	373
One to five years	2,221,351	2,192,285	3/7	1.79	732,614	736,284	56,650	56,929
Five to ten years	254,243	243,845	5/8	2.31	193,500	195,491	90,595	91,077
Over ten years	—	—	—	—	385,700	394,426	150,783	158,842
Total	2,486,297	2,446,873	3/9	1.85	1,315,211	1,329,657	298,402	307,221
State, county and municipal								
Within one year	—	—	—	—	486	490	242	244
One to five years	186	187	2/5	7.88	—	—	359	372
Five to ten years	—	—	—	—	60	60	10	10
Over ten years	—	—	—	—	—	—	415	415
Total	186	187	2/5	7.88	546	550	1,026	1,041
Corporate bonds								
Within one year	—	—	—	—	—	—	250,476	252,820
Other								
One to five years	863	830	4/5	3.80	838	820	—	—
Equity securities	543	22,147	—	—	543	16,365	939	15,313
Total investment securities available for sale	5,404,335	5,387,703			5,192,419	5,226,228	4,029,858	4,056,423
Investment securities held to maturity:								
Mortgage-backed securities								
Within one year	2	2	0/10	2.72	—	—	—	—
One to five years	831	891	1/4	5.53	1,242	1,309	12	11
Five to ten years	74	81	5/1	7.50	18	11	1,699	1,820
Over ten years	—	—	—	—	82	128	111	149
Total investment securities held to maturity	907	974	1/8	5.69	1,342	1,448	1,822	1,980
Total investment securities	$ 5,405,242	$ 5,388,677			$ 5,193,761	$ 5,227,676	$ 4,031,680	$ 4,058,403

Table 7
AVERAGE BALANCE SHEETS

	2013			2012		
	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate
	(dollars in thousands, taxable equivalent)					
Assets						
Loans and leases	$ 13,163,743	$ 759,261	5.77%	$ 13,560,773	$ 969,802	7.15%
Investment securities:						
U.S. Treasury	610,327	1,714	0.28	935,135	2,574	0.28
Government agency	2,829,328	12,783	0.45	2,857,714	16,339	0.57
Mortgage-backed securities	1,745,540	22,642	1.30	757,296	14,388	1.90
Corporate bonds	—	—	—	129,827	2,574	1.98
State, county and municipal	276	20	7.25	829	57	6.88
Other	20,529	321	1.56	17,758	340	1.91
Total investment securities	5,206,000	37,480	0.72	4,698,559	36,272	0.77
Overnight investments	1,064,204	2,723	0.26	715,583	1,738	0.24
Total interest-earning assets	19,433,947	$ 799,464	4.12%	18,974,915	$ 1,007,812	5.31%
Cash and due from banks	483,186			529,224		
Premises and equipment	874,862			876,802		
Receivable from FDIC for loss share agreements	168,281			350,933		
Allowance for loan and lease losses	(257,791)			(272,105)		
Other real estate owned	119,694			172,269		
Other assets	478,621			445,406		
Total assets	$ 21,300,800			$ 21,077,444		
Liabilities						
Interest-bearing deposits:						
Checking With Interest	$ 2,346,192	$ 600	0.03%	$ 2,105,587	$ 1,334	0.06%
Savings	968,251	482	0.05	874,311	445	0.05
Money market accounts	6,338,622	9,755	0.15	5,985,562	16,185	0.27
Time deposits	3,198,606	23,658	0.74	4,093,347	39,604	0.97
Total interest-bearing deposits	12,851,671	34,495	0.27	13,058,807	57,568	0.44
Short-term borrowings	596,425	2,724	0.46	664,498	5,107	0.77
Long-term obligations	462,203	19,399	4.20	574,721	27,473	4.78
Total interest-bearing liabilities	13,910,299	$ 56,618	0.41%	14,298,026	$ 90,148	0.63%
Demand deposits	5,096,325			4,668,310		
Other liabilities	352,068			195,839		
Shareholders' equity	1,942,108			1,915,269		
Total liabilities and shareholders' equity	$ 21,300,800			$ 21,077,444		
Interest rate spread			3.71%			4.68%
Net interest income and net yield on interest-earning assets		$ 742,846	3.82%		$ 917,664	4.84%

Loans and leases include acquired loans, originated loans, nonaccrual loans and loans held for sale. Yields related to loans, leases and securities exempt from both federal and state income taxes, federal income taxes only, or state income taxes only are stated on a taxable-equivalent basis assuming statutory federal income tax rates of 35.0 percent and state income tax rates of 6.9 percent for each period. The taxable-equivalent adjustment was $2,660, $2,976, $3,760, $4,139 and $4,931 for the years 2013, 2012, 2011, 2010 and 2009, respectively.

Table 7
AVERAGE BALANCE SHEETS (continued)

2011			2010			2009		
Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate
(dollars in thousands, taxable equivalent)								
$ 14,050,453	$ 970,225	6.91%	$ 13,865,815	$ 917,111	6.61%	$ 12,062,954	$ 661,750	5.49%
1,347,874	8,591	0.64	2,073,511	25,586	1.23	2,332,228	45,231	1.94
2,084,627	20,672	0.99	894,695	12,852	1.44	576,423	22,767	3.95
320,611	9,235	2.88	163,009	6,544	4.01	108,228	4,812	4.45
426,114	7,975	1.87	487,678	8,721	1.79	342,643	6,283	1.83
3,841	279	7.26	1,926	120	6.23	4,693	431	9.18
32,694	548	1.68	20,274	227	1.12	48,405	1,085	2.24
4,215,761	47,300	1.12	3,641,093	54,050	1.48	3,412,620	80,609	2.36
558,454	1,394	0.25	951,252	2,346	0.25	370,940	731	0.20
18,824,668	$ 1,018,919	5.41%	18,458,160	$ 973,507	5.27%	15,846,514	$ 743,090	4.69%
486,812			535,687			597,443		
846,989			844,843			821,961		
628,132			630,317			90,427		
(241,367)			(189,561)			(162,542)		
193,467			160,376			78,924		
396,871			401,358			284,757		
$ 21,135,572			$ 20,841,180			$ 17,557,484		
$ 1,933,723	$ 1,679	0.09%	$ 1,772,298	$ 1,976	0.11%	$ 1,547,135	$ 1,692	0.11%
826,881	1,118	0.14	724,219	1,280	0.18	592,610	684	0.12
5,514,920	21,642	0.39	4,827,021	27,076	0.56	3,880,703	27,078	0.70
5,350,249	77,449	1.45	6,443,916	118,863	1.84	5,585,200	154,305	2.76
13,625,773	101,888	0.75	13,767,454	149,195	1.08	11,605,648	183,759	1.58
652,607	5,993	0.92	582,654	5,189	0.89	654,347	4,882	0.75
766,509	36,311	4.74	885,145	40,741	4.60	753,242	39,003	5.18
15,044,889	$ 144,192	0.96%	15,235,253	$ 195,125	1.28%	13,013,237	$ 227,644	1.75%
4,150,646			3,774,864			2,973,220		
128,517			158,825			105,074		
1,811,520			1,672,238			1,465,953		
$ 21,135,572			$ 20,841,180			$ 17,557,484		
		4.45%			3.99%			2.94%
	$ 874,727	4.65%		$ 778,382	4.22%		$ 515,446	3.25%

INTEREST-BEARING LIABILITIES

Interest-bearing liabilities include interest-bearing deposits, short-term borrowings and long-term obligations. Interest-bearing liabilities totaled $13.65 billion as of December 31, 2013, down $559.3 million from December 31, 2012, due to continued migration of time deposits to demand deposit products. Average interest-bearing liabilities decreased $387.7 million, or 2.7 percent from 2012 to 2013 due to lower time deposits and the July 2012 early redemption of $150.0 million of trust preferred securities.

Deposits

At December 31, 2013, total deposits equaled $17.87 billion, a decrease of $212.0 million since December 31, 2012. Demand deposits increased $356.1 million during 2013, following an increase of $554.0 million during 2012. Time deposits decreased $699.0 million and $1.05 billion during 2013 and 2012, respectively. Table 8 provides deposit balances as of December 31, 2013, December 31, 2012 and December 31, 2011.

Table 8
DEPOSITS

	December 31		
	2013	2012	2011
		(dollars in thousands)	
Demand	$ 5,241,817	$ 4,885,700	$ 4,331,706
Checking With Interest	2,445,972	2,363,317	2,103,298
Money market accounts	6,306,942	6,357,309	5,700,981
Savings	1,004,097	905,456	817,285
Time	2,875,238	3,574,243	4,624,004
Total deposits	$ 17,874,066	$ 18,086,025	$ 17,577,274

For 2013, interest-bearing deposits averaged $12.85 billion, a decrease of $207.1 million, or 1.6 percent from 2012. Average time deposits decreased $894.7 million during 2013, with partially offsetting increases in money market accounts.

Due to our focus on maintaining a strong liquidity position, core deposit retention remains a key business objective. We believe that traditional bank deposit products remain an attractive option for many customers, but as economic conditions improve, we recognize that our liquidity position could be adversely affected as bank deposits are withdrawn and invested elsewhere. Our ability to fund future loan growth is dependent on our success at retaining existing deposits and generating new deposits at a reasonable cost.

Table 9
MATURITIES OF TIME DEPOSITS OF $100,000 OR MORE

	December 31, 2013
Time deposits maturing in:	(dollars in thousands)
Three months or less	$ 319,222
Over three months through six months	166,389
Over six months through 12 months	313,747
More than 12 months	472,349
Total	$ 1,271,707

Table 10
SHORT-TERM BORROWINGS

	2013		2012		2011	
	Amount	Rate	Amount	Rate	Amount	Rate
			(dollars in thousands)			
Master notes						
At December 31	$ 411,907	0.42%	$ 399,047	0.47%	$ 375,396	0.55%
Average during year	463,933	0.40	450,269	0.46	383,038	0.54
Maximum month-end balance during year	487,126		477,997		392,648	
Repurchase agreements						
At December 31	96,960	0.34	111,907	0.29	172,275	0.40
Average during year	108,612	0.29	143,140	0.35	177,983	0.48
Maximum month-end balance during year	120,167		171,967		205,992	
Federal funds purchased						
At December 31	2,551	0.13	2,551	0.25	2,551	0.25
Average during year	2,551	0.13	2,551	0.13	2,551	0.11
Maximum month-end balance during year	2,551		2,551		2,551	
Notes payable to Federal Home Loan Banks						
At December 31	—	—	55,000	3.33	65,000	4.79
Average during year	21,329	2.60	68,538	3.69	74,356	4.10
Maximum month-end balance during year	25,000	—	95,000	—	82,000	
Other						
At December 31	—	—	—	—	—	—
Average during year	—	—	—	—	14,530	—
Maximum month-end balance during year	—		—		20,005	

Short-term borrowings

At December 31, 2013, short-term borrowings totaled $511.4 million compared to $568.5 million at December 31, 2012. The decrease in short-term borrowings since December 31, 2012, is due to repayments of FHLB borrowings. Table 10 provides information on short-term borrowings.

Long-term obligations

Long-term obligations equaled $510.8 million at December 31, 2013, up $65.8 million from December 31, 2012. The increase since December 31, 2012, is a result of additional FHLB borrowings.

At December 31, 2013 and December 31, 2012, long-term obligations included $96.4 million in junior subordinated debentures representing obligations to FCB/NC Capital Trust III, a special purpose entity and the grantor trust for $93.5 million of trust preferred securities. FCB/NC Capital Trust III's trust preferred securities mature in 2036 and may be redeemed at par in whole or in part at any time. BancShares has guaranteed all obligations of FCB/NC Capital Trust III. The proceeds from the trust preferred securities were used to purchase the junior subordinated debentures issued by BancShares.

NET INTEREST INCOME

Net interest income for 2013 totaled $740.2 million, a $174.5 million, or 19.1 percent decrease from 2012. Net interest income for 2012 totaled $914.7 million, a $43.7 million increase over the $871.0 million recorded during 2011. The taxable-equivalent net yield on interest-earning assets decreased 102 basis points during 2013 to 3.82 percent from 4.84 percent during 2012, primarily the result of an unfavorable rate variance resulting from lower asset yields. The taxable-equivalent net yield equaled 4.65 percent during 2011.

The 2013 reduction in the taxable-equivalent net yield on interest earning assets reversed a three-year trend of increasing net yields that began in 2010. During that period, loan yields increased as yields on investment securities and funding costs declined.

Interest income amounted to $796.8 million during 2013, a decrease of $208.0 million, or 20.7 percent, as compared to 2012. Interest-earning assets averaged $19.43 billion during 2013, an increase of $459.0 million, or 2.4 percent, from 2012.

Interest income from loans and leases decreased $210.4 million, or 21.7 percent, from $967.6 million in 2012, to $757.2 million in 2013. The 2013 decline is the combined result of a 138 basis-point decrease in the taxable-equivalent loan yield and a $397.0 million reduction in average loans and leases. The reduction in average loans represents continuing reductions in acquired loans, partially offset by originated loan growth.

The 2013 loan yield reduction ended a three-year trend of improving returns on the loan portfolio. The taxable-equivalent loan yield increased from 5.49 percent in 2009 in each successive year until 2012, when the loan yield reached 7.15 percent, before declining to 5.77 percent during 2013. The growth from 2009 to 2012 and the reduction in 2013 are due to changes in acquired loan accretion income resulting from the FDIC-assisted transactions. Accretion income for 2013, 2012 and 2011 totaled $224.7 million, $304.0 million and $319.4 million, respectively. Accretion income will continue to decline as acquired loan balances are repaid. Factors affecting the amount of accretion include unscheduled loan payments, changes in estimated cash flows and impairment. Additionally, fair value discounts related to non-pooled loans that have been repaid unexpectedly are accreted into interest income at the time the loan obligation is satisfied. Collectively, these factors may contribute to volatility in loan interest income in future periods.

Interest income earned on investment securities totaled $36.9 million, $35.5 million and $46.0 million, respectively, during 2013, 2012 and 2011. During 2013, the benefit of a $507.4 million increase in the average investment securities portfolio was largely offset by a 5 basis-point reduction in the taxable-equivalent yield. During 2012, the impact of a 35 basis-point reduction in the taxable-equivalent yield more than offset the benefit of a $482.8 million increase in the average securities portfolio. The reductions in the taxable-equivalent yield on the investment portfolio during 2013 and 2012 are due to lower reinvestment rates on new securities compared to maturing and called securities. Management anticipates the yield on investment securities will generally remain at current low levels until the Federal Reserve begins to raise the benchmark fed funds rates, an action that would likely lead to higher asset yields.

Interest expense amounted to $56.6 million in 2013, a $33.5 million, or 37.2 percent decrease from 2012, the result of a 22 basis-point decrease in the rate and a $387.7 million decrease in average interest-bearing liabilities. Interest expense declined for the fourth consecutive year during 2013. The rate on all interest-bearing liabilities fell to 0.41 percent during 2013 compared to 0.63 percent during 2012 and 0.96 percent during 2011.

Much of the reduction in funding costs results from a change in the deposit mix. Interest expense on interest-bearing deposits equaled $34.5 million in 2013, compared to $57.6 million in 2012, a $23.1 million decrease. Average time deposits declined from $5.35 billion in 2011 to $4.09 billion in 2012 and $3.20 billion in 2013. While time deposit balances were falling, average money market balances increased from $5.51 billion in 2011 to $5.99 billion in 2012 and $6.34 billion in 2013. While not directly affecting net interest income, non-interest bearing demand deposits also experienced significant growth from 2011 to 2013.

Interest expense on long-term obligations decreased $8.1 million, from $27.5 million in 2012 to $19.4 million in 2013, primarily due to the early redemption of $150.0 million in trust preferred securities during July 2012.

Table 11 isolates the changes in taxable-equivalent net interest income due to changes in volume and interest rates for 2013 and 2012.

Table 11
CHANGES IN CONSOLIDATED TAXABLE EQUIVALENT NET INTEREST INCOME

	2013			2012		
	Change from previous year due to:			Change from previous year due to:		
	Volume	Yield/ Rate	Total Change	Volume	Yield/ Rate	Total Change
	(dollars in thousands)					
Assets						
Loans and leases	$ (25,895)	$ (184,646)	$ (210,541)	$ (33,990)	$ 33,567	$ (423)
Investment securities:						
U.S. Treasury	(885)	25	(860)	(1,903)	(4,114)	(6,017)
Government agency	(144)	(3,412)	(3,556)	6,038	(10,371)	(4,333)
Mortgage-backed securities	15,787	(7,533)	8,254	6,239	174	6,413
Corporate bonds	(1,287)	(1,287)	(2,574)	(4,635)	(2,026)	(6,661)
State, county and municipal	(39)	2	(37)	(213)	(9)	(222)
Other	48	(67)	(19)	(267)	59	(208)
Total investment securities	13,480	(12,272)	1,208	5,259	(16,287)	(11,028)
Overnight investments	839	146	985	396	(52)	344
Total interest-earning assets	$ (11,576)	$ (196,772)	$ (208,348)	$ (28,335)	$ 17,228	$ (11,107)
Liabilities						
Interest-bearing deposits:						
Checking With Interest	$ 21	$ (755)	$ (734)	$ 195	$ (540)	$ (345)
Savings	42	(5)	37	69	(742)	(673)
Money market accounts	853	(7,283)	(6,430)	1,498	(6,955)	(5,457)
Time deposits	(7,605)	(8,341)	(15,946)	(15,194)	(22,651)	(37,845)
Total interest-bearing deposits	(6,689)	(16,384)	(23,073)	(13,432)	(30,888)	(44,320)
Short-term borrowings	(424)	(1,959)	(2,383)	101	(987)	(886)
Long-term obligations	(5,059)	(3,015)	(8,074)	(9,118)	280	(8,838)
Total interest-bearing liabilities	$ (12,172)	$ (21,358)	$ (33,530)	$ (22,449)	$ (31,595)	$ (54,044)
Change in net interest income	$ 596	$ (175,414)	$ (174,818)	$ (5,886)	$ 48,823	$ 42.937

Loans and leases include acquired loans, originated loans, nonaccrual loans and loans held for sale. The rate/volume variance is allocated equally between the changes in volume and rate.

NONINTEREST INCOME

Noninterest income is an essential component of our total revenue and is critical to our ability to sustain adequate profitability levels. The primary sources of noninterest income have traditionally consisted of cardholder services income, merchant services income, service charges on deposit accounts and revenues derived from wealth management services. Table 12 provides the components of noninterest income for the previous five years. Noninterest income for 2011, 2010 and 2009 included significant acquisition gains recorded in conjunction with the FDIC-assisted transactions.

During 2013 and 2012, noninterest income has been significantly influenced by post-acquisition adjustments to the FDIC receivable resulting from the FDIC-assisted transactions. Adjustments to the FDIC receivable are generally offset by noninterest income, with increases to the FDIC receivable generating an increase in noninterest income and reductions in the FDIC receivable triggering a reduction in noninterest income as the FDIC receivable is amortized. During 2013, BancShares also experienced large recoveries of acquired loan balances that were previously charged off. BancShares records these recoveries as noninterest income rather than as an adjustment to the allowance for loan and lease losses since charge-offs on acquired loans are primarily recorded through the nonaccretable difference.

For 2013, noninterest income amounted to $263.6 million, compared to $189.3 million for 2012. The $74.3 million increase in 2013 includes a $29.3 million favorable change in the adjustments to the FDIC receivable resulting from lower amortization of the FDIC receivable for post-acquisition improvements. Additionally, during 2013, BancShares recognized a $19.2 million increase in recoveries of acquired loan balances previously charged off, net of amounts shared with the FDIC.

Other noninterest income for 2013 included $7.5 million generated from the sale of our rights and most of our obligations under various service agreements with client banks, some of which are controlled by Related Persons. Inclusive of asset impairments and severance costs recorded in conjunction with the sale that are included in noninterest expense, we recorded a net gain of $5.5 million. We will continue to provide processing services to First Citizens Bank and Trust Company, Inc. (FCB-SC), an entity controlled by Related Persons and our largest client bank. As a result of the 2013 sale of the client bank agreements, we experienced a $12.0 million reduction in fees from processing services. Other noninterest income for 2013 also included $3.6 million of income related to the TARP securities.

Other noninterest income in 2011 included a $9.7 million gain on the redemption of trust preferred securities.

Year-to-date noninterest income benefited from a $5.7 million increase in merchant services income and a $3.2 million increase in cardholder services income, each of which results from higher transaction volume. Mortgage income increased $3.0 million due to increased mortgage originations and wealth management services income increased $2.4 million primarily due to improved returns on brokerage services.

Table 12
NONINTEREST INCOME

	Year ended December 31				
	2013	2012	2011	2010	2009
	(dollars in thousands)				
Gain on acquisitions	$ —	$ —	$ 150,417	$ 136,000	$ 104,434
Cardholder services	48,360	45,174	56,279	56,578	48,986
Merchant services	56,024	50,298	54,543	50,997	46,390
Service charges on deposit accounts	60,661	61,564	63,775	73,762	78,028
Wealth management services	59,628	57,236	54,974	51,378	46,071
Fees from processing services	22,821	34,816	30,487	29,097	30,904
Securities gains (losses)	—	2,277	(288)	1,952	(511)
Other service charges and fees	15,696	14,239	22,647	20,820	16,411
Mortgage income	11,065	8,072	6,597	9,699	10,435
Insurance commissions	10,694	9,974	9,165	8,650	8,129
ATM income	5,026	5,279	6,020	6,656	6,856
Adjustments to FDIC receivable and payable for loss share agreements	(72,342)	(101,594)	(19,305)	(46,806)	2,800
Recoveries of acquired loans previously charged off	29,699	10,489	13,533	—	—
Other	16,271	(8,524)	15,522	7,431	4,518
Total noninterest income	$ 263,603	$ 189,300	$ 464,366	$ 406,214	$ 403,451

NONINTEREST EXPENSE

The primary components of noninterest expense are salaries and related employee benefits, occupancy costs for branch offices and support facilities and equipment and software costs for our branch offices and our technology and operations infrastructure. Noninterest expense equaled $771.4 million for 2013, a $4.4 million or 0.6 percent increase from the $766.9 million recorded during 2012, the net result of higher employee benefits expense and lower foreclosure-related expenses.

Salaries and wages have been essentially unchanged during the past three years, following the increases during 2011 and 2010 that resulted from workforce expansion associated with the FDIC-assisted transactions. Employee benefits, however, have increased significantly over the past three years. During 2013, employee benefits expense increased $11.6 million primarily due to higher pension expense. As a result of applying a lower discount rate during 2013, pension expense increased $8.8 million over 2012. Employee health costs also increased during 2013 due to general increases in health care costs.

Equipment expense increased $0.7 million or 1.0 percent during 2013 due to higher software costs. Equipment expenses will increase in future periods as we continue an effort to update our core technology systems and related business processes. As each phase of the project is completed, we anticipate that equipment expense, including depreciation expense for software and hardware investments and related maintenance expense, will increase. The project will also require facility-related investments, which will result in higher occupancy costs in future periods. The project began in 2013 and will continue until 2016 with total costs estimated to exceed $100.0 million.

Noninterest expense for 2013 includes a $5.8 million increase in consultant fees resulting from technology projects and various strategic business initiatives. Cardholder reward programs increased $5.8 million during 2013 when compared to 2012. The increase was primarily driven by the termination of a debit card reward program during 2012 and adjustments to the estimated redemption rates for the credit card reward program. Advertising expense increased $4.4 million during 2013, when compared to 2012, due to costs associated with promotion of a new corporate brand. Noninterest expense also includes

$1.4 million of fixed asset writedowns that resulted from the sale of service agreements with client banks. The writedowns related to prior technology investments that became impaired as a result of that transaction.

Foreclosure-related expenses decreased $23.5 million, or 57.9 percent, in 2013 when compared to 2012, due to a decrease in foreclosure activity arising from the FDIC-assisted transactions and improvements in real estate values that have contributed to more favorable results from collateral liquidation. Foreclosure-related expenses include costs to maintain foreclosed property, write-downs following foreclosure and gains or losses recognized at the time of sale.

Collection expense also declined during 2013 due to lower loan balances in process of collection. Cardholder processing expense decreased during 2013 primarily due to the favorable impact of a new credit card growth incentive agreement.

INCOME TAXES

We monitor and evaluate the potential impact of current events on the estimates used to establish income tax expenses and income tax liabilities. On a periodic basis, we evaluate our income tax positions based on current tax law, positions taken by various tax auditors within the jurisdictions where BancShares is required to file income tax returns, as well as potential or pending audits or assessments by tax auditors.

For 2013, income tax expense totaled $97.0 million compared to $59.8 million during 2012, reflecting effective tax rates of 36.6 percent and 30.8 percent during the respective periods.

The lower effective tax rate for 2012 reflects the impact of a $6.4 million credit to income tax expense resulting from the favorable outcome of state tax audits for the period 2008-2010, net of additional federal taxes. The higher effective tax rate for 2013 also reflects the proportionately smaller impact of permanent differences.

Table 13
NONINTEREST EXPENSE

	Year ended December 31				
	2013	2012	2011	2010	2009
	(dollars in thousands)				
Salaries and wages	$ 308,941	$ 307,331	$ 308,088	$ 297,897	$ 264,342
Employee benefits	90,479	78,861	72,526	64,733	64,390
Occupancy expense	75,718	74,798	74,832	72,766	66,266
Equipment expense	75,545	74,822	69,951	66,894	60,310
Merchant processing	35,279	33,313	37,196	35,663	28,142
FDIC insurance expense	10,175	10,656	16,459	23,167	29,344
Foreclosure-related expenses	17,134	40,654	46,133	20,439	15,107
Cardholder processing	9,892	11,816	11,418	11,102	14,463
Collection	21,209	25,591	23,237	20,485	2,102
Processing fees paid to third parties	15,095	14,454	16,336	13,327	9,672
Cardholder reward programs	10,154	4,325	11,780	11,624	8,457
Telecommunications	10,033	11,131	12,131	11,328	11,314
Consultant	9,740	3,915	3,021	2,532	2,508
Advertising	8,286	3,897	7,957	8,301	8,111
Other	73,700	71,369	81,860	73,118	66,975
Total noninterest expense	$ 771,380	$ 766,933	$ 792,925	$ 733,376	$ 651,503

SHAREHOLDERS' EQUITY AND CAPITAL ADEQUACY

We are committed to effectively managing our capital to protect our depositors, creditors and shareholders. We continually monitor the capital levels and ratios for BancShares and FCB to ensure they comfortably exceed the minimum requirements imposed by regulatory authorities and to ensure they are appropriate, given growth projections, risk profile and potential changes in the regulatory environment. Failure to meet certain capital requirements may result in actions by regulatory agencies that could have a material impact on our consolidated financial statements.

Table 14 provides information on capital adequacy for BancShares as of December 31, 2013, 2012, and 2011.

Table 14
ANALYSIS OF CAPITAL ADEQUACY

	December 31, 2013	December 31, 2012	December 31, 2011	Regulatory minimum	Well-capitalized requirement
		(dollars in thousands)			
Tier 1 capital	$ 2,109,139	$ 1,949,985	$ 2,072,610		
Tier 2 capital	211,653	229,385	250,412		
Total capital	$ 2,320,792	$ 2,179,370	$ 2,323,022		
Risk-adjusted assets	$ 14,134,278	$ 13,663,353	$ 13,447,702		
Risk-based capital ratios					
Tier 1 capital	14.92%	14.27%	15.41%	4.00%	6.00%
Total capital	16.42	15.95	17.27	8.00	10.00
Tier 1 leverage ratio	9.82	9.23	9.90	3.00	5.00

BancShares continues to exceed minimum capital standards, and FCB remains well-capitalized.

During the second quarter of 2013, our board granted authority to purchase up to 100,000 and 25,000 shares of Class A and Class B common stock, respectively, beginning on July 1, 2013, and continuing through June 30, 2014. As of December 31, 2013, no purchases had occurred pursuant to that authorization.

During 2012, our board granted authority to purchase up to 100,000 and 25,000 shares of Class A and Class B common stock, respectively, through June 30, 2013. During 2012, we purchased and retired 56,276 shares of Class A common stock and 100 shares of Class B common stock pursuant to the July 1, 2012, board authorization. During 2013, BancShares purchased and retired 1,973 shares of Class A common stock pursuant to July 1, 2012, authorization. Additionally, pursuant to separate authorizations, during 2012, BancShares purchased and retired 606,829 shares of Class B common stock in privately negotiated transactions.

BancShares had $93.5 million of trust preferred capital securities included in tier 1 capital at December 31, 2013, December 31, 2012 and $243.5 million at December 31, 2011. During 2012, BancShares redeemed $150.0 million of trust preferred capital securities.

Beginning January 1, 2015, 75 percent of our trust preferred capital securities will be excluded from tier 1 capital, with the remaining 25 percent phased out January 1, 2016. Elimination of all trust preferred capital securities from the December 31, 2013 capital structure would result in a proforma tier 1 leverage capital ratio of 9.38 percent, a tier 1 risk-based capital ratio of 14.26 percent and a total risk-based capital ratio of 15.76 percent. On a proforma basis assuming disallowance of all trust preferred capital securities, BancShares and FCB continue to remain well-capitalized under current regulatory guidelines.

Tier 2 capital of BancShares and FCB includes qualifying subordinated debt that was issued in 2005 with a scheduled maturity date of June 1, 2015. Under current regulatory guidelines, when subordinated debt is within five years of its scheduled maturity date, issuers must discount the amount included in tier 2 capital by 20 percent for each year until the debt matures. The amount of subordinated debt that qualifies as tier 2 capital totaled $25.0 million as of December 31, 2013, compared to $50.0 million at December 31, 2012. Subordinated debt will be completely removed from tier 2 capital in the second quarter of 2014, one year prior to the scheduled maturity of the subordinated debt.

In July 2013, Bank regulatory agencies approved new global regulatory capital guidelines (Basel) aimed at strengthening existing capital requirements for bank holding companies through a combination of higher minimum capital requirements, new capital conservation buffers and more conservative definitions of capital and balance sheet exposure. When fully implemented in January 2019, the rule requires a minimum ratio of common equity tier 1 capital to risk-weighted assets of 4.5 percent. The rule also requires a common equity tier 1 capital conservation buffer of 2.5 percent of risk-weighted assets, resulting in a total capital ratio of 7.0 percent. The rule also raises the minimum ratio of tier 1 capital to risk-weighted assets from 4.0 percent to 6.0 percent and includes a minimum leverage ratio of 4.0 percent.

Management continues to monitor Basel developments and remains committed to managing our capital levels in a prudent manner. BancShares' tier 1 common equity ratio based on the current tier 1 capital and risk-weighted assets calculations, excluding trust preferred securities, is 14.26 percent at December 31, 2013, compared to the fully phased-in requirement of 7.00 percent. The proposed tier 1 common equity ratio is calculated in Table 15.

Table 15
TIER 1 COMMON EQUITY

		December 31, 2013
		(dollars in thousands)
Tier 1 capital	$	2,109,139
Less: restricted core capital		93,500
Tier 1 common equity	$	2,015,639
Risk-adjusted assets	$	14,134,278
Tier 1 common equity ratio		14.26%

Under GAAP, the unrealized gains and losses on certain assets and liabilities, net of deferred taxes, are included in accumulated other comprehensive income (AOCI) within shareholder's equity. In the aggregate, these items represented a net reduction in shareholders' equity of $25.3 million at December 31, 2013, compared to $82.1 million at December 31, 2012. The $56.8 million improvement in AOCI from December 31, 2012, reflects a significant improvement in the funded status of the defined benefit plan, net of an increase in unrealized losses on investment securities available for sale arising due to interest rate changes during 2013.

RISK MANAGEMENT

Effective risk management is critical to our success. The most significant risks we confront are credit, interest rate and liquidity risk. Credit risk is the risk of not collecting payments pursuant to the contractual terms of loan, lease and investment assets. Interest rate risk results from changes in interest rates which may impact the re-pricing of assets and liabilities in different amounts or at different dates. Liquidity risk is the risk that we will be unable to fund obligations to loan customers, depositors or other creditors at a reasonable cost.

The Dodd-Frank Act required that banks with total assets in excess of $10 billion establish an enterprise-wide risk committee consisting of members of its board of directors. At its July 2013 meeting, the board of directors established a Risk Committee that provides oversight of enterprise-wide risk management. The Risk Committee is responsible for establishing risk appetite and supporting tolerances for credit, market and operational risk and ensuring that risk is managed within those tolerances, monitoring compliance with laws and regulations, reviewing the investment securities portfolio to ensure that portfolio returns are managed within market risk tolerance and monitoring our legal activity and associated risk. With guidance from and oversight by the Risk Committee, management continually refines and enhances its risk management policies and procedures to maintain effective risk management programs and processes.

The Dodd-Frank Act also mandated that stress tests be developed and performed to ensure that financial institutions have sufficient capital to absorb losses and support operations during multiple economic and bank scenarios. Bank holding companies with total consolidated assets between $10 billion and $50 billion, including BancShares, will undergo annual company-run stress tests. As directed by the Federal Reserve, summaries of BancShares' results in the severely adverse stress tests will be available to the public starting in June 2015. Through the stress testing program that has been implemented, BancShares and FCB will comply with current regulations. The results of stress testing activities will be considered in combination with other risk management and monitoring practices to maintain an effective risk management program.

Mortgage reform rules mandated by the Dodd-Frank Act became effective in January 2014, requiring lenders to make a reasonable, good faith determination of a borrower's ability to repay any consumer credit transaction secured by a dwelling and to limit prepayment penalties. Increased risks of legal challenge, private right of action and regulatory enforcement are presented by these rules. BancShares implemented the required system, process, procedural and product changes prior to the effective dates of the new rules. We have modified our underwriting standards to ensure compliance with the ability to repay requirements and have determined that we will continue to offer both qualified and non-qualified mortgage products. Historical performance and conservative underwriting of impacted loan portfolios mitigates the risks of non-compliance.

Credit risk management

The maintenance of excellent asset quality has historically been one of our key performance measures. Loans and leases not acquired by loss share agreements with the FDIC were underwritten in accordance with our credit policies and procedures and are subject to periodic ongoing reviews. Acquired loans were recorded at fair value as of the acquisition date and are subject to periodic reviews to identify any further credit deterioration. Our independent credit review function conducts risk reviews and analyses of both acquired and originated loans to ensure compliance with credit policies and to monitor asset quality trends. The risk reviews include portfolio analysis by geographic location, industry, collateral type and product. We strive to identify potential problem loans as early as possible, to record charge-offs or write-downs as appropriate and to maintain adequate allowances for loan and lease losses that are inherent in the loan and lease portfolio.

We maintain a well-diversified loan and lease portfolio and seek to minimize the risk associated with large concentrations within specific geographic areas, collateral types or industries. Despite our focus on diversification, several characteristics of our loan portfolio subject us to significant risk, such as our concentrations of real estate secured loans, revolving mortgage loans and medical-related loans.

We have historically carried a significant concentration of real estate secured loans. Within our originated loan portfolio, we mitigate that exposure through our underwriting policies that primarily rely on borrower cash flow rather than underlying collateral values. When we do rely on underlying real property values, we favor financing secured by owner-occupied real property and, as a result, a large percentage of our real estate secured loans are owner occupied. At December 31, 2013, originated loans secured by real estate totaled $10.08 billion, or 83.3 percent, of total originated loans and leases compared to $9.66 billion, or 83.5 percent, of originated loans and leases at December 31, 2012, and $9.59 billion, or 82.8 percent, at December 31, 2011.

Table 16
GEOGRAPHIC DISTRIBUTION OF REAL ESTATE COLLATERAL

	December 31, 2013
Collateral location	Percent of total originated loans with collateral located in the state
North Carolina	58.5%
Virginia	10.0
California	7.8
Florida	4.4
Georgia	4.1
Tennessee	2.6
Texas	2.3
All other locations	10.3

Among real estate secured loans, our revolving mortgage loans present a heightened risk due to long commitment periods during which the financial position of individual borrowers or collateral values may deteriorate significantly. In addition, a large percentage of our revolving mortgage loans are secured by junior liens. Substantial declines in collateral values could cause junior lien positions to become effectively unsecured. Revolving mortgage loans secured by real estate amounted to $2.11 billion, or 17.5 percent, of originated loans at December 31, 2013, compared to $2.21 billion, or 19.1 percent, at December 31, 2012, and $2.30 billion, or 19.8 percent, at December 31, 2011.

Except for loans acquired in FDIC-assisted transactions, we have not acquired revolving mortgages in the secondary market nor have we originated these loans to customers outside of our market areas. All originated revolving mortgage loans were underwritten by us based on our standard lending criteria. The revolving mortgage loan portfolio consists largely of variable rate lines of credit which allow customer draws during the entire contractual period of the line of credit, typically 15 years. Approximately 85 percent of outstanding balances at December 31, 2013, require interest-only payments, while the remaining require monthly payments equal to 1.5 percent of the outstanding balance. Approximately 90.2 percent of the revolving mortgage portfolio relates to properties in North Carolina and Virginia. Approximately 35.2 percent of the loan balances outstanding are secured by senior collateral positions while the remaining 64.8 percent are secured by junior liens.

During 2013, we engaged a third party to obtain credit quality data on certain of our junior lien revolving mortgage loans in an effort to analyze the default risk and loss severity, given recent changes in collateral values. By gathering information on the current lien position and delinquency status for both our junior lien position and the related senior lien, we were able to analyze the impact of the new data on our loss estimates. Less than 1 percent of the sampled junior liens had a related senior lien that was more than 90 days past due. Management concluded that, in the aggregate, the credit quality of loans secured by junior liens was in line with expectations and consistent with the credit quality and the probability of default of loans secured by senior liens.

Originated loans and leases to borrowers in medical, dental or related fields totaled $3.32 billion as of December 31, 2013, which represents 27.5 percent of originated loans and leases, compared to $3.02 billion or 26.1 percent of originated loans and leases at December 31, 2012, and $3.07 billion or 26.5 percent of originated loans and leases at December 31, 2011. The credit risk of this industry concentration is mitigated through our underwriting policies that emphasize reliance on adequate borrower cash flow rather than underlying collateral value and our preference for financing secured by owner-occupied real property. Except for this single concentration, no other industry represented more than 10 percent of total originated loans and leases outstanding at December 31, 2013.

Table 17
NONPERFORMING ASSETS

	December 31				
	2013	2012	2011	2010	2009
	(dollars in thousands, except ratios)				
Nonaccrual loans and leases:					
Acquired	$ 28,493	$ 74,479	$ 302,102	$ 160,024	$ 116,446
Originated	53,170	89,845	52,741	78,814	58,417
Other real estate owned:					
Covered under loss share agreements	47,081	102,577	148,599	112,748	93,774
Not covered under loss share agreements	36,898	43,513	50,399	52,842	40,607
Total nonperforming assets	$ 165,642	$ 310,414	$ 553,841	$ 404,428	$ 309,244
Nonperforming assets acquired	75,574	177,056	450,701	272,772	210,220
Nonperforming assets originated	90,068	133,358	103,140	131,656	99,024
Total nonperforming assets	$ 165,642	$ 310,414	$ 553,841	$ 404,428	$ 309,244
Accruing loans and leases 90 days or more past due:					
Acquired	$ 193,892	$ 281,000	$ 292,194	$ 302,120	$ —
Originated	8,784	11,272	14,840	18,501	27,766
Loans and leases at December 31:					
Acquired	$ 1,029,426	$ 1,809,235	$ 2,362,152	$ 2,007,452	$ 1,173,020
Originated	12,104,298	11,576,115	11,581,637	11,480,577	11,664,999
Ratio of nonperforming assets to total loans, leases and other real estate owned:					
Acquired	7.02%	9.26%	17.95%	12.87%	16.59%
Originated	0.74	1.15	0.89	1.14	0.85
Ratio of nonperforming assets to total loans, leases and other real estate owned	1.25	2.29	3.92	2.96	2.38
Interest income that would have been earned on nonperforming loans and leases had they been performing	$ 18,430	$ 27,397	$ 23,326	$ 18,519	$ 4,172
Interest income recognized on nonperforming loans and leases	2,062	10,374	8,589	9,922	3,746

Nonperforming assets include nonaccrual loans and leases and OREO resulting from both acquired and originated loans. The accrual of interest on originated loans and leases is discontinued when we deem that collection of additional principal or interest is doubtful. Originated loans and leases are returned to accrual status when both principal and interest are current and the asset is determined to be performing in accordance with the terms of the loan instrument. Accretion of income for acquired loans is discontinued when we are unable to estimate the amount or timing of cash flows. This designation may be made at acquisition date or subsequent to acquisition date, including at maturity when no formal repayment plan has been established. Acquired loans may begin or resume accretion of income if information becomes available that allows us to estimate the amount and timing of future cash flows. Table 17 provides details on nonperforming assets and other risk elements.

At December 31, 2013, BancShares' nonperforming assets amounted to $165.6 million or 1.25 percent of total loans and leases plus OREO, compared to $310.4 million or 2.29 percent at December 31, 2012, and $553.8 million or 3.92 percent at December 31, 2011. Of the $165.6 million in nonperforming assets at December 31, 2013, $75.6 million related to acquired assets while the remaining $90.1 million resulted from originated assets. Nonperforming assets from originated loans represented 0.74 percent of originated loans, leases and OREO at December 31, 2013, compared to 1.15 percent at December 31, 2012.

Acquired nonaccrual loans equaled $28.5 million as of December 31, 2013, compared to $74.5 million at December 31, 2012, and $302.1 million at December 31, 2011. The 2013 reduction in acquired nonaccrual loans resulted from resolution of impaired loans, while the reduction during 2012 primarily results from the deployment of an acquired loan accounting system for four of the FDIC-assisted transactions, which resulted in accretion income being recognized on loans previously classified as nonaccrual and accounted for under the cost recovery method. Utilization of the acquired loan accounting system improved our ability to forecast both the timing and the amount of cash flows on acquired loans, allowing us to accrete income on more of these assets under existing accounting standards. Originated nonaccrual loans decreased $36.7 million from December 31, 2012, to $53.2 million at December 31, 2013, due to lower nonaccrual commercial mortgage loans.

OREO includes foreclosed property and branch facilities that we have closed but not sold. Noncovered OREO totaled $36.9 million at December 31, 2013, compared to $43.5 million at December 31, 2012, and $50.4 million at December 31, 2011. At December 31, 2013, construction and land development properties including vacant land for development represented 37.6 percent of OREO. Vacant land values experienced an especially steep decline during the economic slowdown due to a significant drop in demand and values may continue to decline if demand remains weak.

Once acquired, net book values of OREO are reviewed at least annually to evaluate if write-downs are required. Real estate appraisals are reviewed by the appraisal review department to ensure the quality of the appraised value in the report. The level of review is dependent on the value and type of the collateral, with higher value and more complex properties receiving a more detailed review. In a market of declining property values, as we have experienced in recent years, we utilize resources in addition to appraisals to obtain the most current market value. Changes to the value of the assets between scheduled valuation dates are monitored through continued communication with brokers and monthly reviews by the asset manager assigned to each asset. The asset manager uses the information gathered from brokers and other market sources to identify any significant changes in the market or the subject property as they occur. Valuations are then adjusted or new appraisals are ordered to ensure the reported values reflect the most current information. Decisions regarding write-downs are based on factors that include appraisals, broker opinions, previous offers received on the property, market conditions and the number of days the property has been on the market.

Total acquired and originated loans classified as trouble debt restructurings (TDRs) as of December 31, 2013, equaled $206.8 million, $176.0 million of which are performing under their modified terms. Originated TDRs that are performing under their modified terms equaled $85.1 million at December 31, 2013, compared to $89.1 million at December 31, 2012, and $123.8 million at December 31, 2011. Table 18 provides further details on performing and nonperforming TDRs for the last five years.

Table 18
TROUBLED DEBT RESTRUCTURINGS

	December 31				
	2013	2012	2011	2010	2009
	(dollars in thousands)				
Accruing TDRs:					
Acquired	$ 90,829	$ 164,256	$ 126,240	$ 56,398	$ 10,013
Originated	85,126	89,133	123,796	64,995	55,025
Total accruing TDRs	$ 175,955	$ 253,389	$ 250,036	$ 121,393	$ 65,038
Nonaccruing TDRs:					
Acquired	$ 11,479	$ 28,951	$ 43,491	$ 12,364	$ —
Originated	19,322	50,830	29,534	41,774	9,168
Total nonaccruing TDRs	$ 30,801	$ 79,781	$ 73,025	$ 54,138	$ 9,168
All TDRs:					
Acquired	$ 102,308	$ 193,207	$ 169,731	$ 68,762	$ 10,013
Originated	104,448	139,963	153,330	106,769	64,193
Total TDRs	$ 206,756	$ 333,170	$ 323,061	$ 175,531	$ 74,206

TDRs are selectively made to provide relief to customers experiencing liquidity challenges or other circumstances that could affect their ability to meet their debt obligations. Typical modifications include short-term deferral of interest or modification of payment terms. Nonperforming TDRs are not accruing interest and are included as nonperforming assets within nonaccrual loans and leases in Table 17. Table 17 does not include performing TDRs, which are accruing interest based on the restructured terms.

The ALLL reflects the estimated losses resulting from the inability of our customers to make required payments. The ALLL is based on management's evaluation of the risk characteristics of the loan and lease portfolio under current economic conditions and considers such factors as the financial condition of the borrower, fair market value of collateral and other items that, in our opinion, deserve current recognition in estimating probable loan and lease losses. Our evaluation process is based on historical evidence and current trends among delinquencies, defaults and nonperforming assets.

During 2013, we implemented enhancements to our modeling methodology for estimating the general reserve component of the ALLL for originated loans. Specifically for the originated commercial loans and leases segment, we refined our modeling methodology by increasing the granularity of the historical net loss data used to develop the applicable loss rates by utilizing information that further considers the class of the commercial loan and associated risk rating. For the originated noncommercial segment, we refined our modeling methodology to incorporate specific loan classes and delinquency status trends into the loss rates. The enhanced ALLL estimates implicitly include the risk of draws on open lines within each loan class. Management has also further enhanced a qualitative framework for considering economic conditions, loan concentrations and other relevant factors at a loan class level. We believe the methodology enhancements improve the granularity of historical net loss data and precision of our segment analysis. These enhancements resulted in certain reallocations between segments, allocation of the nonspecific allowance to specific loan classes and a reallocation of a portion of the reserve for unfunded commitments into the ALLL. Other than these modifications, the enhancements to the methodology had no material impact on the ALLL.

Acquired loans are recorded at fair value as of the loan's acquisition date and allowances are recorded for post-acquisition credit quality deterioration. Subsequent to the acquisition date, recurring analyses are performed on the credit quality of acquired loans to determine if expected cash flows have changed. Various criteria are used to select loans to be evaluated including change in accrual status, recent credit grade change, updated collateral appraisal and newly-developed workout plan. Based upon the results of the individual loan reviews, revised impairment amounts are calculated which generally result in additional allowance for loan losses or reversal of previously established allowances.

Groups of originated noncommercial loans are aggregated by type and probable loss estimates become the basis for the allowance amount. The loss estimates are based on trends of historical losses, delinquency patterns and various other credit risk indicators. During 2013, noncommercial loan charge-offs declined from 2012. Based upon the generally favorable trends in economic conditions and reduced loss experience, we reduced the loss estimates used to establish the allowance for noncommercial loans.

A loan is considered to be impaired under ASC Topic 310 Receivables when, based upon current information and events, it is probable that BancShares will be unable to collect all amounts due according to the contractual terms of the loan. Originated impaired loans are placed on nonaccrual status. Originated loan relationships rated substandard or worse that are greater than or equal to $500,000 are reviewed for potential impairment on a quarterly basis. Loans classified as TDRs are also reviewed for potential impairment. Specific valuation allowances are established or partial charge-offs are recorded on impaired loans for the difference between the loan amount and the estimated fair value.

At December 31, 2013, the allowance for loan and lease losses allocated to originated loans totaled $179.9 million or 1.49 percent of originated loans and leases, compared to $179.0 million or 1.55 percent at December 31, 2012, and $180.9 million or 1.56 percent at December 31, 2011. An additional allowance of $53.5 million relates to acquired loans at December 31, 2013, established as a result of post-acquisition deterioration in credit quality for acquired loans. The allowance for acquired loans equaled $140.0 million at December 31, 2012, and $89.3 million at December 31, 2011. The allowance for acquired loans has decreased since December 31, 2012, due to reversal of previously recorded credit- and timing-related impairment, partially offset by newly-identified impairment.

Management considers the allowance adequate to absorb estimated probable losses that relate to loans and leases outstanding at December 31, 2013, although future additions may be necessary based on changes in economic conditions and other factors. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan and lease losses. Such agencies may require adjustments to the allowance based on information available to them at the time of their examination.

BancShares recorded a credit to provision for loan and lease losses during 2013 of $32.3 million, compared to provision expense of $142.9 million during 2012 and $232.3 million during 2011. The credit to provision expense related to acquired loans totaled $51.5 million during 2013, compared to provision expense of $100.8 million during 2012. The significant reduction in provision expense for acquired loans resulted from lower current impairment and payoffs of acquired loans for which an allowance had previously been established. Provision expense for originated loans totaled $19.3 million for 2013, compared to $42.0 million during 2012, a reduction of $22.8 million, resulting from credit quality improvements in the originated commercial loan portfolio.

Originated loan net charge-offs equaled $25.8 million during 2013, compared to $43.9 million during 2012 and $53.4 million during 2011. On an annualized basis, net charge-offs of originated loans represented 0.22 percent of average originated loans and leases during 2013, compared to 0.38 percent during 2012 and 0.46 percent during 2011. Originated loan net charge-offs were down in most loan classes during 2013, with significant reductions noted in revolving mortgage, commercial mortgage and commercial construction and land development loans.

Net charge-offs on acquired loans equaled $34.9 million in 2013, compared to $50.1 million in 2012, 2.49 percent and 2.52 percent of average acquired loans, respectively. Commercial mortgage and commercial and industrial loans experienced reductions in net charge-offs.

Table 19 provides details concerning the allowance for loan and lease losses for the past five years. Table 20 details the allocation of the allowance for originated loan and lease losses among the various loan types. Note D of BancShares' Notes to Consolidated Financial Statements provides the allocation of the allowance for acquired loans and leases.

Table 19
ALLOWANCE FOR LOAN AND LEASE LOSSES

	2013	2012	2011	2010	2009
			(dollars in thousands)		
Allowance for loan and lease losses at beginning of period	$ 319,018	$ 270,144	$ 227,765	$ 172,282	$ 157,569
Adjustment resulting from adoption of change in accounting for QSPEs and controlling financial interests, effective January 1, 2010	—	—	—	681	—
Reclassification[1]	7,368				
Provision for loan and lease losses	(32,255)	142,885	232,277	143,519	79,364
Charge-offs:					
Commercial:					
Construction and land development	(11,609)	(18,213)	(47,621)	(15,656)	(14,085)
Commercial mortgage	(20,401)	(30,590)	(56,880)	(12,496)	(2,081)
Other commercial real estate	(1,243)	(1,510)	(29,087)	(4,562)	(173)
Commercial and industrial	(8,877)	(13,914)	(11,994)	(22,343)	(17,114)
Lease financing	(272)	(361)	(579)	(1,825)	(1,736)
Other	(6)	(28)	(89)	—	—
Total commercial loans	(42,408)	(64,616)	(146,250)	(56,882)	(35,189)
Noncommercial:					
Residential mortgage	(4,935)	(8,929)	(11,289)	(1,851)	(1,966)
Revolving mortgage	(6,460)	(12,460)	(13,940)	(7,640)	(8,390)
Construction and land development	(3,827)	(3,932)	(12,529)	(9,423)	(3,521)
Consumer	(10,396)	(10,541)	(12,832)	(19,520)	(20,288)
Total noncommercial loans	(25,618)	(35,862)	(50,590)	(38,434)	(34,165)
Total charge-offs	(68,026)	(100,478)	(196,840)	(95,316)	(69,354)
Recoveries:					
Commercial:					
Construction and land development	1,039	445	607	—	517
Commercial mortgage	996	1,626	1,028	433	96
Other commercial real estate	109	14	502	—	—
Commercial and industrial	1,213	781	1,037	2,605	1,384
Lease financing	107	96	133	254	122
Other	1	4	2	—	—
Total commercial loans	3,465	2,966	3,309	3,292	2,119
Noncommercial:					
Residential mortgage	559	671	1,083	89	97
Revolving mortgage	660	698	653	425	182
Construction and land development	209	180	219	81	—
Consumer	2,396	1,952	1,678	2,712	2,305
Total noncommercial loans	3,824	3,501	3,633	3,307	2,584
Total recoveries	7,289	6,467	6,942	6,599	4,703
Net charge-offs	(60,737)	(94,011)	(189,898)	(88,717)	(64,651)
Allowance for loan and lease losses at end of period	$ 233,394	$ 319,018	$ 270,144	$ 227,765	$ 172,282
Average loans and leases:					
Acquired	$ 1,403,341	$ 1,991,091	$ 2,484,482	$ 2,227,234	$ 427,599
Originated	11,760,402	11,569,682	11,565,971	11,638,581	11,635,355
Loans and leases at period end:					
Acquired	1,029,426	1,809,235	2,362,152	2,007,452	1,173,020
Originated	12,104,298	11,576,115	11,581,637	11,480,577	11,644,999
Allowance for loan and lease losses allocated to loans and leases:					
Acquired	$ 53,520	$ 139,972	$ 89,261	$ 51,248	$ 3,500
Originated	179,874	179,046	180,883	176,517	168,782
Total	$ 233,394	$ 319,018	$ 270,144	$ 227,765	$ 172,282
Provision for loan and lease losses related to balances:					
Acquired	$ (51,544)	$ 100,839	$ 174,478	$ 86,872	$ 3,500
Originated	19,289	42,046	57,799	56,647	75,864
Total	$ 32,255	$ 142,885	$ 232,277	$ 143,519	$ 79,364
Net charge-offs of loans and leases:					
Acquired	$ 34,908	$ 50,128	$ 136,465	$ 39,124	$ —
Originated	25,829	43,883	53,433	49,593	64,651
Total	$ 60,737	$ 94,011	$ 189,898	$ 88,717	$ 64,651
Reserve for unfunded commitments[1]	$ 357	$ 7,692	$ 7,789	$ 7,246	$ 7,130
Net charge-offs to average loans and leases:					
Acquired	2.49%	2.52%	5.49%	1.76%	—%
Originated	0.22	0.38	0.46	0.43	0.56
Total	0.46	0.69	1.35	0.64	0.54
Allowance for loan and lease losses to total loans and leases:					
Acquired	5.20	7.74	3.78	2.55	0.30
Originated	1.49	1.55	1.56	1.54	1.45
Total	1.78	2.38	1.94	1.69	1.34

[1] During 2013, BancShares modified the ALLL model and the methodology for estimating losses on unfunded commitments. As a result of these modifications, $7.4 million of the balance previously reported as a reserve of unfunded commitments was reclassified to the ALLL.

Table 20
ALLOCATION OF ALLOWANCE FOR LOAN AND LEASE LOSSES

	December 31									
	2013		2012		2011		2010		2009	
	Allowance for loan and lease losses	Percent of loans to total loans	Allowance for loan and lease losses	Percent of loans to total loans	Allowance for loan and lease losses	Percent of loans to total loans	Allowance for loan and lease losses	Percent of loans to total loans	Allowance for loan and lease losses	Percent of loans to total loans
	(dollars in thousands)									
Allowance for loan and lease losses allocated to:										
Originated loans and leases										
Commercial:										
Construction and land development	$ 10,335	2.4%	$ 6,031	2.3%	$ 5,467	2.7%	$ 10,512	2.5%	$ 4,572	2.9%
Commercial mortgage	100,257	48.5	80,229	45.0	67,486	36.6	64,772	35.1	52,590	35.5
Other commercial real estate	1,009	1.4	2,059	1.2	2,169	1.0	2,200	1.1	5,366	1.2
Commercial and industrial	22,362	8.2	14,050	7.8	23,723	12.7	24,089	13.9	21,059	14.3
Lease financing	4,749	2.9	3,521	2.5	3,288	2.2	3,384	2.2	4,535	2.6
Other	190	1.3	1,175	0.9	1,315	1.1	1,473	1.4	1,333	1.5
Total commercial	138,902	64.7	107,065	59.7	103,448	56.4	106,430	56.2	89,455	58.0
Noncommercial:										
Residential mortgage	10,511	7.5	3,836	6.1	8,879	5.6	7,009	6.5	8,213	6.7
Revolving mortgage	16,239	16.1	25,185	16.5	27,045	16.5	18,016	16.6	17,389	16.8
Construction and land development	681	1.0	1,721	1.0	1,427	1.0	1,751	1.4	3,709	2.0
Consumer	13,541	2.9	25,389	3.1	25,962	3.6	29,448	4.4	37,944	7.3
Total noncommercial	40,972	27.5	56,131	26.8	63,313	26.6	56,224	28.9	67,255	32.8
Nonspecific[(1)]	—		15,850		14,122		13,863		12,072	
Total allowance for originated loan and lease losses	179,874	92.2	179,046	86.5	180,883	83.1	176,517	85.1	168,782	90.8
Acquired loans	53,520	7.8	139,972	13.5	89,261	16.9	51,248	14.9	3,500	9.2
Total allowance for loan and lease losses	$ 233,394	100.0%	$ 319,018	100.0%	$ 270,144	100.0%	$ 227,765	100.0%	$ 172,282	100.0%

(1) During 2013, in connection with modifications to the ALLL model, the balance previously identified as nonspecific was allocated to various loan classes.

Interest rate risk management

Interest rate risk results principally from assets and liabilities maturing or repricing at different points in time, from assets and liabilities repricing at the same point in time but in different amounts and from short-term and long-term interest rates changing in different magnitudes. Market interest rates also have an impact on the interest rate and repricing characteristics of loans and leases that are originated as well as the rate characteristics of our interest-bearing liabilities.

We assess our interest rate risk by simulating future amounts of net interest income under various interest rate scenarios and comparing those results to forecasted net interest income assuming stable rates. Certain variable rate products, including revolving mortgage loans, have interest rate floors. Due to the existence of contractual floors on loans, competitive pressures that constrain our ability to reduce deposit interest rates and the extraordinarily low current level of interest rates, it is highly unlikely that the rates on most interest-earning assets and interest-bearing liabilities can decline materially from current levels. In our simulations, we do not calculate rate shocks, rate ramps or market value of equity for declining rate scenarios and assume the prime interest rate will not move below the December 31, 2013, rate of 3.25 percent. Our rate shock simulations indicate that, over a 24-month period, net interest income will increase by 4.6 percent and 1.2 percent with rates rising 200- and 400-basis points, respectively. Our shock projections incorporate assumptions of likely customer migration of short-term deposit instruments to long-term, higher-rate instruments as rates rise. We also utilize the economic value of equity (EVE) as a tool in measuring and managing interest rate risk. As of December 31, 2013, the EVE calculated with a 200-basis point shock up in rates increases 0.7 percent from the base case EVE value.

Table 21 provides the impact on net interest income resulting from various interest rate scenarios as of December 31, 2013, and 2012. Our shock projections incorporate assumptions of estimated customer migration of short-term deposit instruments to long-term, higher-rate instruments as rates rise. We also utilize the market value of equity as a tool in measuring and managing interest rate risk. Table 22 provides loan maturity distribution and information regarding the sensitivity of loans and leases to changes in interest rates.

Table 21
INTEREST RATE RISK ANALYSIS

	Favorable (unfavorable) impact on net interest income compared to stable rate scenario over the 12-month period following:	
Assumed rate change	**December 31, 2013**	**December 31, 2012**
Most likely	—%	—%
Immediate 200 basis point increase	4.60	4.00
Gradual 200 basis point increase	2.80	3.00

We do not typically utilize interest rate swaps, floors, collars or other derivative financial instruments to attempt to hedge our overall balance sheet rate sensitivity and interest rate risk. However, we have entered into an interest rate swap to synthetically convert the variable rate on $93.5 million of junior subordinated debentures to a fixed rate of 5.50 percent through June 2016. The interest rate swap qualifies as a hedge under GAAP. See Note Q "Derivative" in the Notes to Consolidated Financial Statements for additional discussion of this interest rate swap.

Table 22
LOAN MATURITY DISTRIBUTION AND INTEREST RATE SENSITIVITY

	At December 31, 2013, maturing			
	Within One Year	**One to Five Years**	**After Five Years**	**Total**
	(dollars in thousands)			
Loans and leases:				
Secured by real estate	$ 885,759	$ 3,047,137	$ 7,157,148	$ 11,090,044
Commercial and industrial	396,024	476,943	225,445	1,098,412
Other	323,865	386,341	235,062	945,268
Total loans and leases	$ 1,605,648	$ 3,910,421	$ 7,617,655	$ 13,133,724
Acquired loans	332,297	186,002	511,127	1,029,426
Originated loans	1,273,351	3,724,419	7,106,528	12,104,298
Total loans and leases	$ 1,605,648	$ 3,910,421	$ 7,617,655	$ 13,133,724
Loans maturing after one year with:				
Fixed interest rates		$ 3,197,095	$ 5,061,051	$ 8,258,146
Floating or adjustable rates		713,326	2,556,604	3,269,930
Total		$ 3,910,421	$ 7,617,655	$ 11,528,076

Liquidity risk management

Liquidity risk is the risk that an institution is unable to generate or obtain sufficient cash or its equivalents on a cost-effective basis to meet commitments as they fall due. The most common sources of liquidity risk arise from mismatches in the timing and value of on-balance sheet and off-balance sheet cash inflows and outflows. In general, on-balance sheet mismatches generate liquidity risk when the effective maturity of assets exceeds the effective maturity of liabilities. A commonly cited example of a balance sheet liquidity mismatch is when long-term loans (assets) are funded with short-term deposits (liabilities). Other forms of liquidity risk include market constraints on the ability to convert assets into cash at expected levels, an inability to access funding sources at sufficient levels at a reasonable cost, and changes in economic conditions or exposure to credit, market, operation, legal and reputation risks that can affect an institution's liquidity risk profile.

We utilize various limit-based measures to monitor, measure and control liquidity risk across three different types of liquidity:

- Tactical liquidity measures the risk of a negative cash flow position whereby cash outflows exceed cash inflows over a short-term horizon out to nine weeks;
- Structural liquidity measures the amount by which illiquid assets are supported by long-term funding; and
- Contingent liquidity utilizes cash flow stress testing across three crisis scenarios to determine the adequacy of our liquidity.

We aim to maintain a diverse mix of existing and potential liquidity sources to support the liquidity management function. At its core is a reliance on the retail deposit book, due to the generally stable balances and low cost it offers. Other sources of liquidity include asset-based liquidity in the form of cash and unencumbered securities, as well as access to wholesale funding from external counterparties, primarily FHLB advances and Federal Funds lines. We aim to avoid funding concentrations by diversifying our external funding with respect to maturities, counterparties and nature (i.e. secured versus unsecured).

One of our principal sources of noncore funding is advances from the FHLB of Atlanta. Outstanding FHLB advances equaled $250.3 million as of December 31, 2013, and we had sufficient collateral pledged to secure $1.14 billion of additional borrowings. Additionally, we maintain Federal Funds lines and other borrowing facilities. At December 31, 2013, BancShares had access to $665.0 million in unsecured borrowings through various sources.

Free liquidity includes cash on deposit at various banks, overnight investments and the unpledged portion of investment securities available for sale, all of which can be easily converted to cash. Free liquidity totaled $3.39 billion at December 31, 2013, compared to $2.82 billion at December 31, 2012.

FOURTH QUARTER ANALYSIS

For the quarter ended December 31, 2013, BancShares reported net income of $27.2 million, compared to $21.7 million for the corresponding period of 2012, an increase of $5.5 million, or 25.2 percent, due to a significant reduction in the provision for loan and lease losses and an increase in noninterest income, partially offset by lower net interest income.

Per share income for the fourth quarter 2013 totaled $2.83, compared to $2.15 for the same period a year ago. The annualized return on average assets equaled 0.50 percent for the fourth quarter of 2013, compared to 0.41 percent for the fourth quarter of 2012. The annualized return on average equity was 5.37 percent during the fourth quarter of 2013, compared to 4.43 percent for the same period of 2012.

Net interest income totaled $176.6 million during the fourth quarter of 2013, a decrease of $86.4 million or 32.8 percent from the fourth quarter of 2012 due to lower asset yields and acquired loan shrinkage. The taxable-equivalent net yield on interest-earning assets equaled 3.55 percent during the fourth quarter of 2013, down from 5.44 percent during the fourth quarter of 2012. During 2013, the impact of growth among low-yielding overnight investments and investment securities and reductions in higher yielding loans contributed to a $90.0 million unfavorable rate variance. Net interest income for the fourth quarter of 2013 included $44.9 million of accretion income, compared to $110.6 million in the fourth quarter of 2012, the result of a significant reduction in acquired loan balances.

Interest-earning assets averaged $19.79 billion during the fourth quarter of 2013, up $513.4 million from the fourth quarter of 2012. Average loans and leases decreased $269.3 million, or 2.0 percent, since the fourth quarter of 2012 due to payoffs of acquired loans, partially offset by originated loan growth Average investment securities grew $116.6 million, or 2.3 percent, as a result of trends among loans and leases, deposits and short-term borrowings.

Average interest-bearing liabilities decreased $319.3 million, or 2.3 percent, during the fourth quarter of 2013, due to a decrease in average interest-bearing deposits as customer migration away from time deposit products continues. The rate on interest-bearing liabilities decreased 13 basis points from 0.51 percent during the fourth quarter of 2012 to 0.38 percent during the fourth quarter of 2013, as market interest rates remained low and maturing time deposits were moved to non-time products or reinvested at lower rates.

BancShares recorded provision expense of $7.3 million during the fourth quarter of 2013, compared to a credit to provision for loan and lease losses during the third quarter of 2013 of $7.7 million and provision expense of $64.9 million during the fourth quarter of 2012. BancShares recorded a $0.8 million credit to provision expense related to acquired loans during the fourth quarter of 2013, compared to provision expense of $62.3 million recorded during the fourth quarter of 2012. The $63.2 million favorable change resulted from credit quality improvements and unexpected payoffs of acquired loans for which an allowance had previously been established. Provision expense for originated loans totaled $8.1 million during the fourth quarter of 2013, compared to $2.5 million during the fourth quarter of 2012, an increase of $5.6 million, due to loan growth and additional impairment identified during quarterly loan reviews.

Exclusive of losses related to acquired loans, net charge-offs equaled $6.5 million during the fourth quarter of 2013, compared to $9.5 million during the fourth quarter of 2012. On an annualized basis, net charge-offs represented 0.22 percent of average originated loans and leases during the fourth quarter of 2013, compared to 0.33 percent during the fourth quarter of 2012. Net charge-offs on acquired loans equaled $5.2 million in the fourth quarter of 2013, compared to $12.9 million recorded in the fourth quarter of 2012.

Total noninterest income increased $36.0 million, or 108.2 percent, from the fourth quarter of 2012, due to an increase in acquired loan recoveries and lower amortization expense related to the FDIC receivable.

Noninterest expense equaled $196.3 million during the fourth quarter of 2013, down $2.4 million, or 1.2 percent, due to a reduction in foreclosure-related expenses, partially offset by higher salary and consulting expense.

Table 23 provides quarterly information for each of the quarters in 2013 and 2012. Table 24 analyzes the components of changes in net interest income between the fourth quarter of 2013 and 2012.

Table 23
SELECTED QUARTERLY DATA

	2013				2012			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(dollars in thousands, except share data and ratios)							
SUMMARY OF OPERATIONS								
Interest income	$ 189,640	$ 192,634	$ 193,926	$ 220,604	$ 280,891	$ 236,674	$ 240,519	$ 246,752
Interest expense	13,047	13,451	14,398	15,722	17,943	21,318	25,087	25,800
Net interest income	176,593	179,183	179,528	204,882	262,948	215,356	215,432	220,952
Provision for loan and lease losses	7,276	(7,683)	(13,242)	(18,606)	64,880	17,623	29,667	30,715
Net interest income after provision for loan and lease losses	169,317	186,866	192,770	223,488	198,068	197,733	185,765	190,237
Noninterest income	69,177	71,918	64,995	57,513	33,219	51,842	57,296	46,943
Noninterest expense	196,315	192,143	188,567	194,355	198,728	190,077	194,797	183,331
Income before income taxes	42,179	66,641	69,198	86,646	32,559	59,498	48,264	53,849
Income taxes	14,953	25,659	25,292	31,061	10,813	19,974	10,681	18,354
Net income	$ 27,226	$ 40,982	$ 43,906	$ 55,585	$ 21,746	$ 39,524	$ 37,583	$ 35,495
Net interest income, taxable equivalent	$ 177,280	$ 179,823	$ 180,188	$ 205,553	$ 263,635	$ 216,069	$ 216,194	$ 221,765
PER SHARE DATA								
Net income	$ 2.83	$ 4.26	$ 4.56	$ 5.78	$ 2.15	$ 3.85	$ 3.66	$ 3.45
Cash dividends	0.30	0.30	0.30	0.30	0.30	0.30	0.30	0.30
Market price at period end (Class A)	222.63	205.60	192.05	182.70	163.50	162.90	166.65	182.69
Book value at period end	215.89	206.06	201.62	199.46	193.75	192.49	187.88	184.14
SELECTED QUARTERLY AVERAGE BALANCES								
Total assets	$ 21,562,920	$ 21,260,384	$ 21,224,412	$ 21,150,143	$ 21,245,425	$ 21,119,099	$ 21,085,228	$ 20,843,491
Investment securities	5,285,783	5,177,729	5,162,893	5,196,930	5,169,159	4,888,047	4,598,141	4,141,160
Loans and leases (acquired and originated)	13,088,636	13,111,710	13,167,580	13,289,828	13,357,928	13,451,164	13,612,114	13,822,226
Interest-earning assets	19,787,236	19,428,949	19,332,679	19,180,308	19,273,850	19,059,474	18,983,321	18,584,625
Deposits	18,102,752	17,856,882	17,908,705	17,922,665	17,983,033	17,755,974	17,667,221	17,498,813
Long-term obligations	510,871	449,013	443,804	444,539	447,600	524,313	646,854	682,067
Interest-bearing liabilities	13,790,088	13,757,983	13,958,137	14,140,511	14,109,359	14,188,609	14,418,509	14,478,901
Shareholders' equity	$ 2,010,191	$ 1,953,128	$ 1,929,621	$ 1,877,445	$ 1,951,874	$ 1,945,263	$ 1,906,884	$ 1,870,066
Shares outstanding	9,618,941	9,618,941	9,618,941	9,618,985	10,159,262	10,264,159	10,271,343	10,283,842
SELECTED QUARTER-END BALANCES								
Total assets	$ 21,199,091	$ 21,511,352	$ 21,308,822	$ 21,351,012	$ 21,283,652	$ 21,259,346	$ 21,240,990	$ 21,143,628
Investment securities	5,388,610	5,162,598	5,186,106	5,280,907	5,227,570	5,013,500	4,635,826	4,459,427
Loans and leases:								
Acquired	1,029,426	1,188,281	1,443,336	1,621,327	1,809,235	1,897,097	1,999,351	2,183,869
Originated	12,104,298	11,884,585	11,655,469	11,509,080	11,576,115	11,455,233	11,462,458	11,489,529
Deposits	17,874,066	18,063,319	18,018,015	18,064,921	18,086,025	17,893,215	17,801,646	17,759,492
Long-term obligations	510,769	510,963	443,313	444,252	444,921	472,170	644,682	649,818
Shareholders' equity	$ 2,076,675	$ 1,982,057	$ 1,939,330	$ 1,918,581	$ 1,864,007	$ 1,974,124	$ 1,929,790	$ 1,892,123
Shares outstanding	9,618,941	9,618,941	9,618,941	9,618,941	9,620,914	10,255,747	10,271,244	10,275,731
SELECTED RATIOS AND OTHER DATA								
Rate of return on average assets (annualized)	0.50%	0.76%	0.83%	1.07%	0.41%	0.75%	0.72%	0.68%
Rate of return on average shareholders' equity (annualized)	5.37	8.32	9.13	12.01	4.43	8.08	7.93	7.63
Net yield on interest-earning assets (taxable equivalent)	3.55	3.67	3.74	4.35	5.44	4.51	4.58	4.80
Allowance for loan and lease losses to loans and leases:								
Acquired	5.20	5.01	5.30	5.95	7.74	4.77	4.39	3.94
Originated	1.49	1.50	1.56	1.53	1.55	1.62	1.62	1.62
Nonperforming assets to total loans and leases and other real estate at period end:								
Acquired	7.02	7.05	8.62	8.46	9.26	12.87	18.37	18.68
Originated	0.74	0.90	0.91	1.10	1.15	1.05	1.03	0.99
Tier 1 risk-based capital ratio	14.92	15.04	14.91	14.50	14.27	15.09	15.97	15.74
Total risk-based capital ratio	16.42	16.54	16.41	16.19	15.95	16.78	17.66	17.62
Leverage capital ratio	9.82	9.84	9.68	9.36	9.23	9.67	10.21	10.16
Dividend payout ratio	10.60	7.04	6.58	5.19	13.95	7.79	8.20	8.70
Average loans and leases to average deposits	72.30	73.43	73.53	74.15	74.28	75.76	77.05	78.99

Table 24

CONSOLIDATED TAXABLE EQUIVALENT RATE/VOLUME VARIANCE ANALYSIS - FOURTH QUARTER

	2013			2012			Increase (decrease) due to:		
	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate	Volume	Yield/ Rate	Total Change
	(dollars in thousands)								
Assets									
Loans and leases	$ 13,088,636	$ 178,623	5.41 %	$ 13,357,928	$ 271,316	8.08 %	$ (4,140)	$ (88,553)	$ (92,693)
Investment securities:									
U. S. Treasury	413,061	302	0.29	869,775	523	0.24	(303)	82	(221)
Government agency	2,630,718	3,192	0.49	2,892,502	3,422	0.47	(341)	111	(230)
Mortgage-backed securities	2,219,755	7,142	1.28	1,341,318	5,505	1.63	3,215	(1,578)	1,637
Corporate bonds	—	—	—	46,354	255	2.20	(128)	(127)	(255)
State, county and municipal	187	4	8.49	580	9	6.17	(7)	2	(5)
Other	22,062	90	1.62	18,630	40	0.85	11	39	50
Total investment securities	5,285,783	10,730	0.81	5,169,159	9,754	0.75	2,447	(1,471)	976
Overnight investments	1,412,817	973	0.27	746,763	508	0.27	459	6	465
Total interest-earning assets	19,787,236	$ 190,326	3.81 %	19,273,850	$ 281,578	5.81 %	$ (1,234)	$ (90,018)	$ (91,252)
Cash and due from banks	474,495			535,260					
Premises and equipment	873,925			889,405					
Receivable from FDIC for loss share agreements	107,073			219,867					
Allowance for loan and lease losses	(233,066)			(271,924)					
Other real estate owned	91,840			152,744					
Other assets	461,417			446,223					
Total assets	$ 21,562,920			$ 21,245,425					
Liabilities									
Interest-bearing deposits:									
Checking With Interest	$ 2,379,384	$ 145	0.02 %	$ 2,183,140	$ 329	0.06 %	$ 33	$ (217)	$ (184)
Savings	998,303	125	0.05	899,428	113	0.05	12	—	12
Money market accounts	6,351,952	2,004	0.13	6,222,991	3,601	0.23	23	(1,620)	(1,597)
Time deposits	2,952,193	4,987	0.67	3,715,193	8,156	0.87	(1,485)	(1,684)	(3,169)
Total interest-bearing deposits	12,681,832	7,261	0.23	13,020,752	12,199	0.37	(1,417)	(3,521)	(4,938)
Short-term borrowings	597,385	596	0.40	641,007	1,018	0.63	(60)	(362)	(422)
Long-term obligations	510,871	5,189	4.06	447,600	4,726	4.22	655	(192)	463
Total interest-bearing liabilities	13,790,088	$ 13,046	0.38 %	14,109,359	$ 17,943	0.51 %	$ (822)	$ (4,075)	$ (4,897)
Demand deposits	5,420,920			4,962,280					
Other liabilities	341,721			221,912					
Shareholders' equity	2,010,191			1,951,874					
Total liabilities and shareholders' equity	$ 21,562,920			$ 21,245,425					
Interest rate spread			3.43 %			5.30 %			
Net interest income and net yield on interest-earning assets		$ 177,280	3.55 %		$ 263,635	5.44 %	$ (412)	$ (85,943)	$ (86,355)

Loans and leases include acquired loans, originated loans, nonaccrual loans and loans held for sale. Yields related to loans, leases and securities exempt from both federal and state income taxes, federal income taxes only, or state income taxes only are stated on a taxable-equivalent basis assuming statutory federal income tax rates of 35.0 percent and state income tax rates of 6.9 percent for each period. The taxable-equivalent adjustment was $687 and $687 for 2013 and 2012, respectively. The rate/volume variance is allocated equally between the changes in volume and rate.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Table 25 identifies significant obligations and commitments as of December 31, 2013.

Table 25
COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Type of obligation	Payments due by period				
	Less than 1 year	1-3 years	4-5 years	Thereafter	Total
	(dollars in thousands)				
Contractual obligations:					
Deposits	$ 1,920,998	$ 828,784	$ 125,456	$ —	$ 2,875,238
Short-term borrowings	511,418	—	—	—	511,418
Long-term obligations	2,908	205,422	132,449	169,990	510,769
Operating leases	17,181	21,543	10,543	41,554	90,821
Estimated payment to FDIC due to claw-back provisions under loss share agreements	—	—	—	143,091	143,091
Total contractual obligations	$ 2,452,505	$ 1,055,749	$ 268,448	$ 354,635	$ 4,131,337
Commitments:					
Loan commitments	$ 2,413,093	$ 501,958	$ 423,334	$ 2,499,918	$ 5,838,303
Standby letters of credit	49,240	5,545	—	26	54,811
Affordable housing partnerships	14,457	2,967	298	13	17,735
Total commitments	$ 2,476,790	$ 510,470	$ 423,632	$ 2,499,957	$ 5,910,849

CURRENT ACCOUNTING PRONOUNCEMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2014-01, "Investments—Equity Method and Joint Ventures (Topic 323)—Accounting for Investments in Qualified Affordable Housing Projects"

This ASU permits BancShares to make an accounting policy election to account for their investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met. Under the proportional amortization method, BancShares would amortize the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognizes the net investment performance in the income statement as a component of income tax expense (benefit).

For those investments in qualified affordable housing projects not accounted for using the proportional amortization method, the investment should be accounted for as an equity method investment or a cost method investment in accordance with Subtopic 970-323. The decision to apply the proportional amortization method of accounting will be applied consistently to all qualifying affordable housing project investments rather than a decision to be applied to individual investments.

The amendments in this ASU should be applied retrospectively to all periods presented and are effective for annual periods and interim reporting periods within those annual periods, beginning after December 15, 2014. Early adoption is permitted.

BancShares is in the process of evaluating this ASU and the potential impact of adoption and, therefore, has elected not to adopt the proportional amortization method as outlined in ASU 2014-01 at this time.

Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2013-11, "Income Taxes (Topic 740)"

This ASU states that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require BancShares to use, and BancShares does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date.

The provisions of this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted.

The provisions of this ASU will be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. BancShares will adopt this ASU by the date required and does not anticipate that the ASU will have a material effect on its financial position or results of operations.

FASB ASU 2013-04, "Liabilities"

This ASU provides guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this update is fixed at the reporting date, except for obligations addressed within existing guidance in GAAP.

The guidance requires BancShares to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this update also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations.

The amendments in this update are effective for fiscal years beginning after December 31, 2013. Early adoption is permitted. BancShares will adopt the methodologies prescribed by this ASU by the date required and does not anticipate that the ASU will have a material effect on its financial position or results of operations.

FASB ASU 2013-02, "Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income"

This ASU requires BancShares to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts, BancShares is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts.

For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. BancShares has adopted the methodologies prescribed by this ASU by the date required and the ASU did not have a material effect on its financial position or results of operations. BancShares has included the required disclosures in Note U.

FASB ASU 2012-06, "Business Combinations (Topic 805) - Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution"

This ASU addresses the diversity in practice about how to interpret the terms on the same basis and contractual limitations when subsequently measuring an indemnification asset recognized in a government-assisted (Federal Deposit Insurance Corporation or National Credit Union Administration) acquisition of a financial institution that includes a loss sharing agreement (indemnification agreement). When BancShares recognizes an indemnification asset (in accordance with Subtopic 805-20) as a result of a government-assisted acquisition of a financial institution and subsequently a change in the cash flows expected to be collected on the indemnification asset occurs (as a result of a change in cash flows expected to be collected on the assets subject to indemnification), BancShares should subsequently account for the change in the measurement of the indemnification asset on the same basis as the change in the assets subject to indemnification. Any amortization of changes in value should be limited to the contractual term of the indemnification agreement (that is, the lesser of the term of the indemnification agreement and the remaining life of the indemnified assets).

This guidance became effective for annual periods beginning on or after December 15, 2012, and interim periods within those annual periods. BancShares has previously accounted for its indemnification asset in accordance with this guidance; accordingly, this guidance had no impact on BancShares' consolidated financial position, results of operations or cash flows.

REGULATORY ISSUES

In July 2013, Bank regulatory agencies approved new global regulatory capital guidelines aimed at strengthening existing capital requirements for bank holding companies through a combination of higher minimum capital requirements, new capital conservation buffers and more conservative definitions of capital and balance sheet exposure. When fully implemented in January 2019, Basel requires a minimum ratio of common equity tier 1 capital to risk-weighted assets of 4.5 percent. The new guidelines also requires a common equity tier 1 capital conservation buffer of 2.5 percent of risk-weighted assets, resulting in a total capital ratio of 7.0 percent. The rule also raises the minimum ratio of tier 1 capital to risk-weighted assets from 4.0 percent to 6.0 percent and includes a minimum leverage ratio of 4.0 percent.

The Dodd-Frank Act mandated that stress tests be developed and performed to ensure that financial institutions have sufficient capital to absorb losses and support operations during multiple economic and bank scenarios. Bank holding companies with total consolidated assets between $10 billion and $50 billion, including BancShares, will undergo annual company-run stress tests. As directed by the Federal Reserve, summaries of BancShares' results in the severely adverse stress tests will be available to the public starting in June 2015. Through the stress testing program that has been implemented, BancShares and FCB will comply with current regulations. The results of stress testing activities will be considered in combination with other risk management and monitoring practices to maintain an effective risk management program.

In response to the Dodd-Frank Act, the formula used to calculate the FDIC insurance assessment paid by each FDIC-insured institution was significantly altered. The new formula was effective April 1, 2011, and changes the assessment base from deposits to total assets less equity, thereby placing a larger assessment burden on banks with large levels of non-deposit funding. The new assessment formula also considers the level of higher-risk consumer loans and higher-risk commercial and industrial loans and securities, risk factors that will potentially result in incremental insurance costs. Reporting of these assets under the final definitions was effective April 1, 2013. This new reporting requirement required BancShares to implement process and system changes to identify and report these higher-risk assets but did not have a material impact on the FDIC insurance assessment paid by or operating results of BancShares.

The Dodd-Frank Act also imposes new regulatory capital requirements for banks that will result in the disallowance of qualified trust preferred capital securities as tier 1 capital. As of December 31, 2013, BancShares had $93.5 million in trust preferred capital securities that were outstanding and included as tier 1 capital. Based on the Inter-Agency Capital Rule Notice, 75 percent, or $70.1 million of BancShares' trust preferred capital securities will be excluded from tier 1 capital beginning January 1, 2015, with the remaining 25 percent, or $23.4 million, excluded beginning January 1, 2016.

Management is not aware of any further recommendations by regulatory authorities that, if implemented, would have or would be reasonably likely to have a material effect on liquidity, capital ratios or results of operations.

Item 9A. Controls and Procedures

BancShares' management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of BancShares' disclosure controls and procedures as of the end of the period covered by this Annual Report, in accordance with Rule 13a-15 of the Securities Exchange Act of 1934 (Exchange Act). Based upon that evaluation, as of the end of the period covered by this report, the Chief Executive Officer and the Chief Financial Officer concluded that BancShares' disclosure controls and procedures were effective to provide reasonable assurance that it is able to record, process, summarize and report in a timely manner the information required to be disclosed in the reports it files under the Exchange Act.

No changes in BancShares' internal control over financial reporting occurred during the fourth quarter of 2013 that have materially affected, or are reasonably likely to materially affect, BancShares' internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

Statements in this Report and exhibits relating to plans, strategies, economic performance and trends, projections of results of specific activities or investments, expectations or beliefs about future events or results and other statements that are not descriptions of historical facts may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Forward-looking information is inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors which include, but are not limited to, factors discussed in our Annual Report on Form 10-K and in other documents filed by us from time to time with the Securities and Exchange Commission.

Forward-looking statements may be identified by terms such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "forecasts," "projects," "potential" or "continue," or similar terms or the negative of these terms, or other statements concerning opinions or judgments of BancShares' management about future events.

Factors that could influence the accuracy of those forward-looking statements include, but are not limited to, the financial success or changing strategies of our customers, customer acceptance of our services, products and fee structure, the competitive nature of the financial services industry, our ability to compete effectively against other financial institutions in our banking markets, actions of government regulators, the level of market interest rates and our ability to manage our interest rate risk, changes in general economic conditions that affect our loan and lease portfolio, the abilities of our borrowers to repay their loans and leases, the values of real estate and other collateral, the impact of the FDIC-assisted transactions and other developments or changes in our business that we do not expect.

Actual results may differ materially from those expressed in or implied by any forward-looking statements. Except to the extent required by applicable law or regulation, BancShares undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of First Citizens BancShares, Inc. (BancShares) is responsible for establishing and maintaining adequate internal control over financial reporting. BancShares' internal control system was designed to provide reasonable assurance to the company's management and board of directors regarding the preparation and fair presentation of published financial statements.

BancShares' management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2013. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (1992). Based on that assessment, BancShares' management believes that, as of December 31, 2013, BancShares' internal control over financial reporting is effective based on those criteria.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting. A material weakness in internal control over financial reporting is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis.

BancShares' independent registered public accounting firm has issued an audit report on the company's internal control over financial reporting. This report appears on page 50.

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
First Citizens BancShares, Inc.

We have audited First Citizens BancShares, Inc. and subsidiaries' (BancShares) internal control over financial reporting as of December 31, 2013, based on criteria established in *Internal Control-Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). BancShares' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on BancShares' internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, First Citizens BancShares, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in *Internal Control-Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of BancShares as of December 31, 2013 and 2012 and for each of the years in the three-year period ended December 31, 2013, and our report dated February 26, 2014, expressed an unqualified opinion on those consolidated financial statements.

Dixon Hughes Goodman LLP

Charlotte, North Carolina
February 26, 2014

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
First Citizens BancShares, Inc.

We have audited the accompanying consolidated balance sheets of First Citizens BancShares, Inc. and subsidiaries (BancShares) as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of BancShares' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Citizens BancShares, Inc. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), BancShares' internal control over financial reporting as of December 31, 2013, based on criteria established in *Internal Control-Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2014, expressed an unqualified opinion.

Dixon Hughes Goodman LLP

Charlotte, North Carolina
February 26, 2014

First Citizens BancShares, Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31, 2013	December 31, 2012
	(dollars in thousands, except share data)	
Assets		
Cash and due from banks	$ 533,599	$ 639,730
Overnight investments	859,324	443,180
Investment securities available for sale (cost of $5,404,335 at December 31, 2013, and $5,192,419 at December 31, 2012)	5,387,703	5,226,228
Investment securities held to maturity (fair value of $974 at December 31, 2013, and $1,448 at December 31, 2012)	907	1,342
Loans held for sale	47,271	86,333
Loans and leases:		
Acquired	1,029,426	1,809,235
Originated	12,104,298	11,576,115
Less allowance for loan and lease losses	233,394	319,018
Net loans and leases	12,900,330	13,066,332
Premises and equipment	876,522	882,768
Other real estate owned:		
Covered under loss share agreements	47,081	102,577
Not covered under loss share agreements	36,898	43,513
Income earned not collected	48,390	47,666
Receivable from FDIC for loss share agreements	93,397	270,192
Goodwill	102,625	102,625
Other intangible assets	1,247	3,556
Other assets	263,797	367,610
Total assets	$ 21,199,091	$ 21,283,652
Liabilities		
Deposits:		
Noninterest-bearing	$ 5,241,817	$ 4,885,700
Interest-bearing	12,632,249	13,200,325
Total deposits	17,874,066	18,086,025
Short-term borrowings	511,418	568,505
Long-term obligations	510,769	444,921
Payable to FDIC for loss share agreements	109,378	101,641
Other liabilities	116,785	218,553
Total liabilities	19,122,416	19,419,645
Shareholders' equity		
Common stock:		
Class A - $1 par value (11,000,000 shares authorized; 8,586,058 shares issued and outstanding at December 31, 2013; 8,588,031 shares issued and outstanding at December 31, 2012)	8,586	8,588
Class B - $1 par value (2,000,000 shares authorized; 1,032,883 shares issued and outstanding at December 31, 2013, and December 31, 2012)	1,033	1,033
Surplus	143,766	143,766
Retained earnings	1,948,558	1,792,726
Accumulated other comprehensive loss	(25,268)	(82,106)
Total shareholders' equity	2,076,675	1,864,007
Total liabilities and shareholders' equity	$ 21,199,091	$ 21,283,652

See accompanying Notes to Consolidated Financial Statements.

First Citizens BancShares, Inc. and Subsidiaries
Consolidated Statements of Income

	Year ended December 31		
	2013	2012	2011
	(dollars in thousands, except share and per share data)		
Interest income			
Loans and leases	$ 757,197	$ 967,601	$ 967,737
Investment securities:			
U. S. Treasury	1,645	2,471	8,248
Government agency	12,265	15,688	19,848
Mortgage-backed securities	22,642	14,388	9,235
Corporate bonds	—	2,574	7,975
State, county and municipal	12	36	174
Other	320	340	548
Total investment securities interest and dividend income	36,884	35,497	46,028
Overnight investments	2,723	1,738	1,394
Total interest income	796,804	1,004,836	1,015,159
Interest expense			
Deposits	34,495	57,568	101,888
Short-term borrowings	2,724	5,107	5,993
Long-term obligations	19,399	27,473	36,311
Total interest expense	56,618	90,148	144,192
Net interest income	740,186	914,688	870,967
Provision for loan and lease losses	(32,255)	142,885	232,277
Net interest income after provision for loan and lease losses	772,441	771,803	638,690
Noninterest income			
Gains on acquisitions	—	—	150,417
Cardholder services	48,360	45,174	56,279
Merchant services	56,024	50,298	54,543
Service charges on deposit accounts	60,661	61,564	63,775
Wealth management services	59,628	57,236	54,974
Fees from processing services	22,821	34,816	30,487
Securities gains (losses)	—	2,277	(288)
Other service charges and fees	15,696	14,239	22,647
Mortgage income	11,065	8,072	6,597
Insurance commissions	10,694	9,974	9,165
ATM income	5,026	5,279	6,020
Adjustments to FDIC receivable and payable for loss share agreements	(72,342)	(101,594)	(19,305)
Other	45,970	1,965	29,055
Total noninterest income	263,603	189,300	464,366
Noninterest expense			
Salaries and wages	308,941	307,331	308,088
Employee benefits	90,479	78,861	72,526
Occupancy expense	75,718	74,798	74,832
Equipment expense	75,545	74,822	69,951
FDIC insurance expense	10,175	10,656	16,459
Foreclosure-related expenses	17,134	40,654	46,133
Other	193,388	179,811	204,936
Total noninterest expense	771,380	766,933	792,925
Income before income taxes	264,664	194,170	310,131
Income taxes	96,965	59,822	115,103
Net income	$ 167,699	$ 134,348	$ 195,028
Per share information			
Net income per share	$ 17.43	$ 13.11	$ 18.80
Dividends declared per share	1.20	1.20	1.20
Average shares outstanding	9,618,952	10,244,472	10,376,445

See accompanying Notes to Consolidated Financial Statements.

First Citizens BancShares, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income

	Year ended December 31		
	2013	2012	2011
	(dollars in thousands)		
Net income	$ 167,699	$ 134,348	$ 195,028
Other comprehensive income (loss)			
Unrealized gains and losses on securities:			
Change in unrealized securities gains (losses) arising during period	(50,441)	9,566	3,108
Deferred tax benefit (expense)	19,833	(3,759)	(1,148)
Reclassification adjustment for losses (gains) included in income before income taxes	—	(2,322)	262
Deferred tax expense (benefit)	—	917	(159)
Total change in unrealized gains (losses) on securities, net of tax	(30,608)	4,402	2,063
Change in fair value of cash flow hedges:			
Change in unrecognized loss on cash flow hedges	(103)	(2,779)	(8,329)
Deferred tax benefit	43	1,097	3,289
Reclassification adjustment for losses included in income before income taxes	3,281	3,095	7,107
Deferred tax benefit	(1,363)	(1,222)	(2,806)
Total change in unrecognized loss on cash flow hedges, net of tax	1,858	191	(739)
Change in pension obligation:			
Change in pension obligation	123,557	(44,315)	(58,630)
Deferred tax benefit (expense)	(48,475)	17,354	22,959
Reclassification adjustment for losses included in income before income taxes	17,195	11,236	7,071
Deferred tax benefit	(6,689)	(4,400)	(2,769)
Total change in pension obligation, net of tax	85,588	(20,125)	(31,369)
Other comprehensive income (loss)	56,838	(15,532)	(30,045)
Total comprehensive income	$ 224,537	$ 118,816	$ 164,983

See accompanying Notes to Consolidated Financial Statements.

First Citizens BancShares, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity

	Class A Common Stock	Class B Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
	(dollars in thousands, except share data)					
Balance at December 31, 2010	$ 8,757	$ 1,678	$ 143,766	$ 1,615,290	$ (36,529)	$ 1,732,962
Net income	—	—	—	195,028	—	195,028
Other comprehensive loss, net of tax	—	—	—	—	(30,045)	(30,045)
Repurchase of 112,471 shares of Class A common stock	(113)	—	—	(16,672)	—	(16,785)
Repurchase of 37,863 shares of Class B common stock	—	(38)	—	(7,564)	—	(7,602)
Cash dividends ($1.20 per share)	—	—	—	(12,430)	—	(12,430)
Balance at December 31, 2011	8,644	1,640	143,766	1,773,652	(66,574)	1,861,128
Net income	—	—	—	134,348	—	134,348
Other comprehensive loss, net of tax	—	—	—	—	(15,532)	(15,532)
Repurchase of 56,276 shares of Class A common stock	(56)	—	—	(9,075)	—	(9,131)
Repurchase of 606,929 shares of Class B common stock	—	(607)	—	(93,886)	—	(94,493)
Cash dividends ($1.20 per share)	—	—	—	(12,313)	—	(12,313)
Balance at December 31, 2012	8,588	1,033	143,766	1,792,726	(82,106)	1,864,007
Net income	—	—	—	167,699	—	167,699
Other comprehensive income, net of tax	—	—	—	—	56,838	56,838
Repurchase of 1,973 shares of Class A common stock	(2)	—	—	(319)	—	(321)
Cash dividends ($1.20 per share)	—	—	—	(11,548)	—	(11,548)
December 31, 2013	$ 8,586	$ 1,033	$ 143,766	$ 1,948,558	$ (25,268)	$ 2,076,675

See accompanying Notes to Consolidated Financial Statements.

First Citizens BancShares, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Year ended December 31		
	2013	2012	2011
	(dollars in thousands)		
OPERATING ACTIVITIES			
Net income	$ 167,699	$ 134,348	$ 195,028
Adjustments to reconcile net income to cash provided by operating activities:			
Provision for loan and lease losses	(32,255)	142,885	232,277
Deferred tax expense (benefit)	47,889	(35,265)	(16,637)
Change in current taxes	(79,173)	29,095	(2,820)
Depreciation	70,841	68,941	65,170
Change in accrued interest payable	(2,616)	(14,366)	(14,340)
Change in income earned not collected	(724)	(5,450)	48,423
Gains on acquisitions	—	—	(150,417)
Gain on sale of processing services, net	(4,085)	—	—
Securities losses (gains)	—	(2,277)	288
Origination of loans held for sale	(393,908)	(575,705)	(513,253)
Proceeds from sale of loans held for sale	443,708	589,376	518,398
Gain on sale of loans	(10,738)	(7,465)	(8,751)
Net writedowns/losses on other real estate	6,686	36,229	53,450
Gain on retirement of long-term obligations	—	—	(9,685)
Net amortization of premiums and discounts	(115,060)	(158,227)	(194,434)
FDIC receivable for loss share agreements	71,771	(7,181)	44,551
Net change in other assets	103,974	(17,617)	89,979
Net change in other liabilities	56,998	23,967	(1,541)
Net cash provided by operating activities	331,007	201,288	335,686
INVESTING ACTIVITIES			
Net change in loans outstanding	323,436	627,806	473,974
Purchases of investment securities available for sale	(2,671,420)	(5,169,641)	(3,480,699)
Proceeds from maturities/calls of investment securities held to maturity	435	480	709
Proceeds from maturities/calls of investment securities available for sale	2,437,851	3,986,370	4,002,724
Proceeds from sales of investment securities available for sale	—	7,900	242,023
Net change in overnight investments	(416,144)	(8,205)	(36,585)
Cash received from the FDIC for loss share agreements	19,373	251,972	293,067
Proceeds from sale of other real estate	147,550	147,858	135,803
Additions to premises and equipment	(66,037)	(88,883)	(76,901)
Net cash received from acquisitions	—	—	1,150,879
Net cash (used) provided by investing activities	(224,956)	(244,343)	2,704,994
FINANCING ACTIVITIES			
Net change in time deposits	(699,005)	(1,049,761)	(2,273,418)
Net change in demand and other interest-bearing deposits	487,046	1,558,512	4,417
Net change in short-term borrowings	(57,087)	(101,717)	(283,440)
Repayment of long-term obligations	(4,152)	(196,338)	(320,730)
Origination of long-term obligations	70,000	310	—
Repurchase of common stock	(321)	(103,624)	(24,387)
Cash dividends paid	(8,663)	(15,398)	(12,499)
Net cash (used) provided by financing activities	(212,182)	91,984	(2,910,057)
Change in cash and due from banks	(106,131)	48,929	130,623
Cash and due from banks at beginning of period	639,730	590,801	460,178
Cash and due from banks at end of period	$ 533,599	$ 639,730	$ 590,801
CASH PAYMENTS FOR:			
Interest	$ 59,234	$ 104,514	$ 157,477
Income taxes	102,890	66,453	91,465
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Change in unrealized securities gains (losses)	$ (50,441)	$ 7,244	$ 3,370
Change in fair value of cash flow hedge	3,178	316	(1,222)
Change in pension obligation	140,752	(33,079)	(51,559)
Transfers of loans to other real estate	92,125	140,645	213,195
Dividends declared but not paid	2,885	—	—
Reclassification of reserve for unfunded commitments to allowance for loan and lease losses	7,368	—	—
Acquisitions:			
Assets acquired	—	—	2,934,464
Liabilities assumed	—	—	2,784,047
Net assets acquired	—	—	150,417

See accompanying Notes to Consolidated Financial Statements.

NOTE A
ACCOUNTING POLICIES AND BASIS OF PRESENTATION

General

First Citizens BancShares, Inc. (BancShares) is a financial holding company organized under the laws of Delaware and conducts operations through its banking subsidiary, First-Citizens Bank & Trust Company (FCB), which is headquartered in Raleigh, North Carolina.

On January 1, 2014, FCB completed the merger of 1st Financial Services Corporation (1st Financial). The 1st Financial merger was accounted for under the acquisition method of accounting. The purchased assets, assumed liabilities and identifiable intangible assets were recorded at their acquisition date estimated fair values. Fair values are subject to refinement for up to one year after the closing date of the transaction as additional information regarding closing date fair values becomes available. See Note V for additional information regarding the 1st Financial merger.

The accounting and reporting policies of BancShares and its subsidiaries are in accordance with accounting principles generally accepted in the United States of America (GAAP). Additionally, where applicable, the policies conform to the accounting and reporting guidelines prescribed by bank regulatory authorities. The following is a summary of BancShares' more significant accounting policies.

Nature of Operations

FCB operates 397 branches in North Carolina, Virginia, West Virginia, Maryland, Tennessee, California, Washington, Florida, Washington, DC, Georgia, Texas, Arizona, New Mexico, Colorado, Oregon, Missouri, Oklahoma and Kansas. FCB provides full-service banking services designed to meet the needs of retail and commercial customers in the markets in which it operates. The services provided include transaction and savings deposit accounts, commercial and consumer loans, trust and asset management. Investment services, including sales of annuities and third party mutual funds are offered through First Citizens Investor Services, Inc., and title insurance is offered through Neuse Financial Services, Inc.

Principles of Consolidation and Segment Reporting

The consolidated financial statements of BancShares include the accounts of BancShares and those subsidiaries that are majority owned by BancShares and over which BancShares exercises control. In consolidation, all significant intercompany accounts and transactions are eliminated. The results of operations of companies or assets acquired are included only from the dates of acquisition. All material wholly-owned and majority-owned subsidiaries are consolidated unless GAAP requires otherwise.

On January 7, 2011, IronStone Bank (ISB), a federally-chartered thrift institution and wholly-owned subsidiary of BancShares, was legally merged into FCB resulting in a single banking subsidiary of BancShares. Prior to the January 2011 merger, FCB and ISB were considered to be distinct operating segments. As a result of the merger and various organizational changes resulting from the merger, there is no longer a focus on the discrete financial measures of each entity, and, based on application of GAAP, no other reportable operating segments exist. Therefore, BancShares now operates as one reportable segment.

FCB has investments in certain low income housing tax credit and renewable energy LLCs that have been evaluated and determined to be variable interest entities (VIEs). VIEs are legal entities in which equity investors do not have sufficient equity at risk for the entity to independently finance its activities, or as a group, the holders of the equity investment at risk lack the power through voting or similar rights to direct the activities of the entity that most significantly impact its economic performance, or do not have the obligation to absorb the expected losses of the entity or the right to receive expected residual returns of the entity. Consolidation of a VIE is considered appropriate if a reporting entity holds a controlling financial interest in the VIE. Analysis of these investments concluded that FCB is not the primary beneficiary and does not hold a controlling interest in the VIEs and, therefore, the assets and liabilities of these partnerships are not consolidated into the financial statements of FCB or BancShares. The recorded investment in these partnerships is reported within other assets in BancShares' Consolidated Balance Sheets.

Reclassifications

In certain instances, amounts reported in prior years' consolidated financial statements have been reclassified to conform to the current financial statement presentation. Such reclassifications had no effect on previously reported cash flows, shareholders' equity or net income.

During the third quarter of 2013, management reevaluated its fair value leveling methodology and the inputs utilized by the third party pricing services for the current and prior periods. Management concluded that due to the reliance on significant observable inputs, the fair values of its US Treasury, Government agency and other securities should be classified as level 2 rather than the level 1 previously disclosed. Management also concluded that its equity securities should be classified as level 2 rather than the level 1 previously disclosed due to the inactive nature of the markets in which these securities trade.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates, and different assumptions in the application of these policies could result in material changes in BancShares' consolidated financial position, the consolidated results of its operations or related disclosures. Material estimates that are particularly susceptible to significant change include:

- Allowance for loan and lease losses
- Fair value of financial instruments, including acquired assets and assumed liabilities
- Pension plan assumptions
- Cash flow estimates on acquired loans
- Receivable from and payable to the FDIC for loss share agreements
- Income tax assets, liabilities and expense

Business Combinations

BancShares accounts for all business combinations using the acquisition method of accounting as required by Accounting Standards Codification (ASC) Topic 805, Business Combinations. Under this method of accounting, acquired assets and assumed liabilities are included with the acquirer's accounts as of the date of acquisition, with any excess of purchase price over the fair value of the net assets acquired (including identifiable core deposit intangibles (CDI)) capitalized as goodwill. The CDI asset is recognized as an asset apart from goodwill when it arises from contractual or other legal rights or if it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged. In addition, acquisition-related costs and restructuring costs are recognized as period expenses as incurred.

The acquired assets and assumed liabilities are recorded at estimated fair values. Management makes significant estimates and exercises significant judgment in accounting for business combinations. Management judgmentally assigns risk ratings to loans based on credit quality, appraisals and estimated collateral values, and estimated expected cash flows to measure fair values for loans. Other real estate (OREO) is valued based upon pending sales contracts and appraised values, adjusted for current market conditions. CDI is valued based on a weighted combination of the income and market approach where the income approach converts anticipated economic benefits to a present value and the market approach evaluates the market in which the asset is traded to find an indication of prices from actual transactions. Management uses quoted or current market prices to determine the fair value of investment securities. Fair values of deposits, short-term borrowings and long-term obligations are based on current market interest rates and are inclusive of any applicable prepayment penalties.

Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks, interest-bearing deposits with banks and Federal funds sold. Cash and cash equivalents have maturities of three months or less. Accordingly, the carrying amount of such instruments is considered a reasonable estimate of fair value.

Investment Securities

BancShares' investments consist of government agency securities, U.S. Treasury securities, mortgage-backed securities, corporate bonds, state, county and municipal obligations and equity securities.

BancShares classifies marketable investment securities as held to maturity, available for sale or trading. Interest income and dividends on securities are recognized in interest income on an accrual basis. Premiums and discounts on debt securities are amortized as an adjustment to interest income using the interest method. At December 31, 2013, and 2012, BancShares had no investment securities held for trading purposes.

Debt securities are classified as held to maturity where BancShares has both the intent and ability to hold the securities to maturity. These securities are reported at amortized cost.

Investment securities that may be sold to meet liquidity needs arising from unanticipated deposit and loan fluctuations, changes in regulatory capital requirements or unforeseen changes in market conditions, are classified as available for sale. Securities available for sale are reported at estimated fair value, with unrealized gains and losses reported in accumulated other comprehensive income or loss, net of deferred income taxes, in the shareholders' equity section of the Consolidated Balance Sheets. Gains or losses realized from the sale of securities available for sale are determined by specific identification and are included in noninterest income. As of December 31, 2013, there was no intent to sell any of the securities classified as available for sale.

BancShares evaluates each held to maturity and available for sale security in a loss position for other-than-temporary impairment (OTTI) in accordance with ASC Topic 320-10, *Investments - Debt and Equity Securities*, at least quarterly. BancShares considers such factors as the length of time and the extent to which the market value has been below amortized cost, long term expectations and recent experience regarding principal and interest payments, BancShares' intent to sell, and whether it is more likely than not that it would be required to sell those securities before the anticipated recovery of the amortized cost basis. The credit component of an OTTI loss is recognized in earnings and the non-credit component is recognized in accumulated other comprehensive income in situations where BancShares does not intend to sell the security, and it is more likely than not that BancShares will not be required to sell the security prior to recovery.

Nonmarketable Securities - FHLB Stock and TARP Stock

Federal law requires a member institution of the Federal Home Loan Bank (FHLB) system to purchase and hold restricted stock of its district FHLB according to a predetermined formula. This stock is restricted in that it may only be sold to the FHLB and all sales must be at par. Accordingly, the FHLB restricted stock is carried at cost, less any applicable impairment charges.

Investments in preferred stock that had initially been issued under the U. S. Treasury's Troubled Asset Recovery Program (TARP) and were purchased in the auction process initiated when the U. S. Treasury decided to liquidate its investments are carried at cost, less any applicable impairment charges, because the securities are not traded and an active market does not exist. Nonmarketable securities are periodically evaluated for impairment. BancShares considers positive and negative evidence, including the profitability and asset quality of the issuer, dividend payment history and recent redemption experience when determining the ultimate recoverability of the recorded investment. Investments in FHLB stock and TARP stock are included in other assets.

Loans Held For Sale

BancShares accounts for new originations of prime residential mortgage loans at the lower of aggregate cost or fair value. Gains and losses on sales of mortgage loans are charged to the Consolidated Statements of Income in mortgage income.

Loans and Leases

BancShares' accounting methods for loans and leases differ depending on whether they are originated or acquired, and if acquired, whether or not the acquired assets reflect credit deterioration since the date of origination such that it is probable at the date of acquisition that BancShares will be unable to collect all contractually required payments.

Originated Loans and Leases

Loans and leases for which management has the intent and ability to hold for the foreseeable future are classified as held for investment and carried at the principal amount outstanding net of any unearned income, charge-offs and unamortized fees and costs on originated loans. Nonrefundable fees collected and certain direct costs incurred related to loan originations are deferred and recorded as an adjustment to loans and leases outstanding. The net amount of the nonrefundable fees and costs are amortized to interest income over the contractual lives using methods that approximate a constant yield.

Acquired Loans and Leases

Acquired loans and leases are recorded at fair value at the date of acquisition. No allowance for loan and lease losses is recorded on the acquisition date as the fair value of the acquired assets incorporates assumptions regarding credit risk.

Acquired loans and leases are evaluated at acquisition and where a discount is noted at least in part due to credit, the loans are accounted for under the guidance in ASC Topic 310-30, *Loans and Debt Securities Acquired with Deteriorated Credit Quality*. Purchased impaired loans and leases reflect credit deterioration since origination such that it is probable at acquisition that BancShares will be unable to collect all contractually required payments. As of the acquisition date, the difference between contractually required payments and the cash flows expected to be collected is the nonaccretable difference, which is included as a reduction to the carrying amount of acquired loans and leases. If the timing and amount of the future cash flows is reasonably estimable, any excess of cash flows expected at acquisition over the estimated fair value is the accretable yield and is recognized in interest income over the asset's remaining life using a level yield method.

Over the life of acquired loans and leases, BancShares continues to estimate cash flows expected to be collected on individual loans and leases or on pools of loans and leases sharing common risk characteristics. BancShares evaluates at each balance sheet date whether the estimated cash flows and corresponding present value of its loans and leases determined using the effective interest rates has decreased and if so, recognizes provision for loan and lease losses in its Consolidated Statements of Income. For any increases in cash flows expected to be collected, BancShares adjusts any prior recorded allowance for loan and lease losses first, and then the amount of accretable yield recognized on a prospective basis over the loan's or pool's remaining life.

Accretion income is recognized on all non-pooled loans and leases except for situations when the timing and amount of future cash flows cannot be determined. Loans and leases with uncertain future cash flows are accounted for under the cost recovery method and those loans and leases are generally reported as nonaccrual.

For loans and leases where the cash flow analysis was initially performed at the loan pool level, the amount of accretable yield and nonaccretable difference is determined at the pool level. Each loan pool is made up of assets with similar characteristics at the date of acquisition including loan type, collateral type and performance status. All loan pools that have accretable yield to be recognized in interest income are classified as accruing regardless of the status of individual loans within the pool.

Impaired Loans, Troubled Debt Restructurings (TDR) and Nonperforming Assets

Management will deem originated loans and leases to be impaired when, based on current information and events, it is probable that a borrower will be unable to pay all amounts due according to the contractual terms of the loan agreement. Generally, management considers the following loans to be impaired; all TDR loans, commercial and consumer relationships which are nonaccrual or 90+ days past due and greater than $500,000 as well as any other loan management deems impaired. Once a loan is considered impaired, it is required to be individually evaluated for impairment at least quarterly using discounted cash flows, observable market price or the fair value of collateral. When the ultimate collectability of an impaired loan's principal is doubtful, all cash receipts are applied to principal. Once the recorded principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone.

A loan is considered a TDR when a modification to a borrower's debt agreement is made and where a concession that is granted for economic or legal reasons related to a borrower's financial difficulties that otherwise would not be granted. TDRs are undertaken in order to improve the likelihood of collection on the loan and may result in a stated interest rate lower than the current market rate for new debt with similar risk, other modifications to the structure of the loan that fall outside of normal underwriting policies and procedures or, in certain limited circumstances, forgiveness of principal or interest. Modifications of acquired loans that are part of a pool accounted for as a single asset are not designated as TDRs. TDRs can involve loans remaining on nonaccrual, moving to nonaccrual or continuing on accruing status, depending on the individual facts and circumstances of the borrower. In circumstances where a portion of the loan balance is charged off, BancShares typically classifies the remaining balance as nonaccrual.

In connection with commercial TDRs, the decision to maintain a loan that has been restructured on accrual status is based on a current credit evaluation of the borrower's financial condition and prospects for repayment under the modified terms. This evaluation includes consideration of the borrower's current capacity to pay, which may include a review of the borrower's current financial statements, an analysis of cash flow documenting the borrower's capacity to pay all debt obligations and an evaluation of secondary sources of payment from the borrower and any guarantors. This evaluation also includes an evaluation of the borrower's current willingness to pay, which may include a review of past payment history, an evaluation of the borrower's willingness to provide information on a timely basis and consideration of offers from the borrower to provide additional collateral or guarantor support. The credit evaluation also reflects consideration of the adequacy of collateral to cover all principal and interest and trends indicating improving profitability and collectability of receivables.

Nonaccrual TDRs may be returned to accrual status based on a current credit evaluation of the borrower's financial condition and prospects for repayment under the modified terms. This evaluation includes consideration of the borrower's sustained historical repayment performance for a reasonable period, generally a minimum of six months, prior to the date on which the loan is returned to accrual status. Sustained historical repayment performance for a reasonable time prior to the restructuring may also be considered.

Nonperforming assets include nonaccrual loans and leases and foreclosed property. Foreclosed property consists of real estate and other assets acquired as a result of loan defaults.

BancShares classifies all originated loans and leases as past due when the payment of principal and interest based upon contractual terms is greater than 30 days delinquent. Generally, commercial loans are placed on nonaccrual status when principal or interest becomes 90 days past due or when it is probable that principal or interest is not fully collectible, whichever occurs first. Once a loan is placed on nonaccrual status it is evaluated for impairment and a charge-off is recorded in the amount of the impairment. Consumer loans are subject to mandatory charge-off at a specified delinquency date consistent with regulatory guidelines.

Generally, when loans and leases are placed on nonaccrual status, accrued interest receivable that had been recognized in the current year is reversed against interest income; accrued interest receivable that had been recognized in a prior year is charged off. All payments received thereafter are applied as a reduction to the remaining principal balance as long as concern exists as to the ultimate collection of the principal. Loans and leases are generally removed from nonaccrual status when they become current as to both principal and interest and concern no longer exists as to the collectability of principal and interest.

Noncovered OREO acquired as a result of foreclosure is carried at net realizable value. Net realizable value equals fair value less estimated selling costs. Any excess of cost over fair value at the time of foreclosure is charged to the allowance for loan and lease losses. Cost is determined based on the sum of unpaid principal, accrued but unpaid interest and acquisition costs associated with the loan.

OREO are subject to periodic revaluations of the underlying collateral, at least annually. The periodic revaluations are generally based on the appraised value of the property and may include additional adjustments based upon management's review of the valuation and specific knowledge of the OREO. Routine maintenance costs, subsequent declines in market value and net losses on disposal are included in foreclosed property expense. Gains and losses resulting from the sale or writedown of OREO and income and expenses related to its operation are recorded in other noninterest income.

OREO covered by loss share agreements with the FDIC is reported exclusive of expected reimbursement cash flows from the FDIC at net realizable value. Subsequent downward adjustments to the estimated recoverable value of covered OREO result in a reduction of covered OREO, a charge to foreclosure related expenses and an increase in the FDIC receivable for the estimated amount to be reimbursed, with a corresponding amount recorded as an adjustment to FDIC receivable.

Covered Assets and Receivable from FDIC for Loss Share Agreements

Assets subject to loss share agreements with the FDIC include certain acquired loans and OREO. These loss share agreements afford BancShares significant protection. The agreements cover realized losses on certain loans and other assets purchased from the FDIC during the time period specified in the agreements. Realized losses covered include loan contractual balances, accrued interest on loans for up to 90 days, the book value of foreclosed real estate acquired and certain direct costs, less cash or other consideration received by BancShares.

The FDIC receivable is recorded at fair value at the acquisition date of the indemnified assets and is measured on the same basis as the underlying loans, subject to collectability or contractual limitations. The fair value of the loss share agreements on the acquisition date reflects the discounted reimbursements expected to be received from the FDIC, using an appropriate discount rate, which was based on the market rate for a similar term security at the time of the acquisition adjusted for additional risk premium.

The loss share agreements continue to be measured on the same basis as the related indemnified assets. Because the acquired loans are subject to the accounting prescribed by ASC 310-30, subsequent changes to the basis of the loss share agreements also follow that model. Deterioration in the credit quality of the loans, which is immediately recorded as an adjustment to the allowance for loan losses, would immediately increase the FDIC receivable, with the offset recorded through the consolidated statement of income. Improvements in the credit quality or cash flows of loans, which is reflected as an adjustment to yield and accreted into income over the remaining life of the loans, decrease the FDIC receivable, with such decrease being amortized into income over (1) the same period as the underlying loans or (2) the life of the loss share agreements, whichever is shorter. Loss assumptions used in the basis of the indemnified loans are consistent with the loss assumptions used to measure the indemnification asset. Discounts and premiums reflecting the estimated timing of expected reimbursements is accreted into income over the life of the loss share agreements.

Collection and other servicing costs related to loans covered under FDIC loss share agreements are charged to noninterest expense as incurred. A receivable from the FDIC is recorded for the estimated amount of such expenses that are expected to be reimbursed and results in an increase to noninterest income. The estimated amount of such reimbursements is determined by several factors including the existence of loan participation agreements with other financial institutions, the presence of partial guarantees from the Small Business Administration and whether a reimbursable loss has been recorded on the loan for which collection and servicing costs have been incurred. Future adjustments to the receivable from the FDIC may be necessary as additional information becomes available related to the amount of previously recorded collection and servicing costs that will actually be reimbursed by the FDIC and the probable timing of such reimbursements.

Payable to the FDIC for Loss Share Agreements

The purchase and assumption agreements for certain FDIC-assisted transactions include contingent payments that may be owed to the FDIC at the termination of the loss share agreements. The contingent payment is due to the FDIC if actual cumulative losses on acquired covered assets are lower than the cumulative losses originally estimated by the FDIC at the time of acquisition. The contingent liability, which is reported in the Consolidated Balance Sheets as a payable to the FDIC for loss share agreements, is calculated by discounting estimated future payments. The ultimate settlement amount of the contingent payment is dependent upon the performance of the underlying covered loans, the passage of time and actual claims submitted to the FDIC.

Allowance for Loan and Lease Losses (ALLL)

Originated Loans

The ALLL represents management's best estimate of probable credit losses within the loan and lease portfolio at the balance sheet date. Management determines the ALLL based on an ongoing evaluation. This evaluation is inherently subjective because it requires material estimates, including the amount and timing of cash flows expected to be received on acquired loans. Those estimates are susceptible to significant change. Adjustments to the ALLL are recorded with a corresponding entry to provision for loan and lease losses. Loan and lease balances deemed to be uncollectible are charged off against the ALLL. Recoveries of amounts previously charged off are generally credited to the ALLL.

Accounting standards require the presentation of certain information at the portfolio segment level, which represents the level at which an entity develops and documents a systematic methodology to determine its ALLL. BancShares evaluates its loan and lease portfolio using three portfolio segments: originated commercial, originated noncommercial and acquired. The originated commercial segment includes commercial construction and land development, commercial mortgage, commercial and industrial, lease financing and other commercial real estate loans, and the related ALLL is calculated based on a risk-based approach as reflected in credit risk grades assigned to commercial segment loans. The originated noncommercial segment includes noncommercial construction and land development, residential mortgage, revolving mortgage and consumer loans, and the associated ALLL was determined using a delinquency-based approach.

BancShares' methodology for calculating the ALLL includes estimating a general allowance for pools of unimpaired loans and specific allocations for significant individual impaired loans. The general allowance is based on net historical loan loss experience for homogeneous groups of loans based mostly on loan type then aggregated on the basis of similar risk characteristics and performance trends. The general allowance estimate also contains qualitative components that allow management to adjust reserves based on historical loan loss experience for changes in the economic environment, portfolio trends and other factors. The specific allowance component is determined when management believes that the collectability of an individually reviewed loan has been impaired and a loss is probable. The fair value of impaired loans is based on the present value of expected cash flows, market prices of the loans, if available, or the value of the underlying collateral. Expected cash flows are discounted at the loans' effective interest rates.

The general allowance considers probable, incurred losses that are inherent within the loan portfolio but have not been specifically identified. Loans are divided into segments for analysis based in part on the risk profile inherent in each segment. Loans are further segmented into classes to appropriately recognize changes in inherent risk. A primary component of determining the general allowance for performing and classified loans not analyzed specifically is the actual loss history of the various classes. Loan loss factors based on historical experience may be adjusted for significant factors that, in management's judgment, affect the collectability of the portfolio at the balance sheet date. For originated commercial loans and leases, management incorporates historical net loss data to develop the applicable loan loss factors by utilizing information that considers the class of the commercial loan and associated risk rating. For the originated noncommercial segment, management incorporates specific loan class and delinquency status trends into the loan loss factors. Loan loss factors may be adjusted quarterly based on changes in the level of historical net charge-offs and model adjustment parameter updates by management, such as the number of periods included in the calculation of loss factors, loss severity and portfolio attrition.

The quarterly ALLL evaluation process for the general allowance also includes a qualitative framework that considers economic conditions, composition of the loan portfolio, trends in delinquent and nonperforming loans, historical loss experience by categories of loans, concentrations of credit, changes in lending policies and underwriting standards, regulatory exam results and other factors indicative of inherent losses remaining in the portfolio. Management may adjust the ALLL calculated based on historical loan loss factors when assessing changes in the factors in the qualitative framework. The adjustments to the ALLL for the qualitative framework are based on economic data, data analysis of portfolio trends and management judgment. These adjustments are specific to the loan class level. Prior to the second quarter of 2013, a portion of the allowance for loan and lease losses was not allocated to any specific class of loans. This nonspecific portion reflected management's best estimate of the elements of imprecision and estimation risk inherent in the calculation of the overall allowance.

During the second quarter of 2013, BancShares implemented enhancements to the process to estimate the ALLL and the reserve for unfunded commitments, described below. Through detailed analysis of historical loss data, the process enhancements enabled allocation of the previously unallocated "nonspecific" ALLL and a portion of the reserve for unfunded loan commitments to specific loan classes. The enhanced ALLL estimates implicitly include the risk of draws on open lines within each loan class. Other than the modifications described above, the enhancements to the methodology had no material impact on the ALLL.

Specific allocations are made for significant, individual impaired loans. Management deems a loan to be impaired when, based upon current information and events, it is probable that BancShares will be unable to collect all amounts due according to the contractual terms of the loan. Generally management considers the following loans to be impaired: all TDR loans, commercial and consumer relationships which are nonaccrual or 90+ days past due and greater than $500,000 as well as any other loan management deems impaired. All impaired loans are reviewed for potential impairment on a quarterly basis. Specific valuation allowances are established or partial charge-offs are recorded on impaired loans for the difference between the loan amount and the estimated fair value.

Management continuously monitors and actively manages the credit quality of the entire loan portfolio and adjusts the ALLL to an appropriate level. By assessing the probable estimated incurred losses in the loan portfolio on a quarterly basis, management is able to adjust specific and general loss estimates based upon the most recent information available. Future adjustments to the ALLL may be necessary based on changes in economic and other conditions. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review BancShares' ALLL. Such agencies may require the recognition of adjustments to the ALLL based on their judgments of information available to them at the time of their examination. Management considers the established ALLL adequate to absorb probable losses that relate to loans and leases outstanding as of December 31, 2013.

Each portfolio segment and the classes within those segments are subject to risks that could have an adverse impact on the credit quality of the loan and lease portfolio and the related ALLL. Management has identified the most significant risks as described below that are generally similar among the segments and classes. While the list is not exhaustive, it provides a description of the risks management has determined are the most significant.

Originated Commercial Loans and Leases

Each commercial loan or lease is centrally underwritten based primarily upon the customer's ability to generate the required cash flow to service the debt in accordance with the contractual terms and conditions of the loan agreement. A complete understanding of the borrower's business, including the experience and background of the principals, is obtained prior to approval. To the extent that the loan or lease is secured by collateral, which is true for the majority of commercial loans and leases, the likely value of the collateral and what level of strength the collateral brings to the transaction is evaluated. To the extent that the principals or other parties provide personal guarantees, the relative financial strength and liquidity of each guarantor is assessed.

The significant majority of relationships in the originated commercial segment are assigned credit risk grades based upon an assessment of conditions that affect the borrower's ability to meet contractual obligations under the loan agreement. This process includes reviewing the borrowers' financial information, payment history, credit documentation, public information and other information specific to each borrower. Credit risk grades are reviewed annually, or at any point management becomes aware of information affecting the borrowers' ability to fulfill their obligations. Our credit risk grading standards are described in Note C.

The impairment assessment and determination of the related specific reserve for each impaired loan is based on a loan's characteristics. Impairment measurement for loans that are not collateral dependent is based on the present value of expected cash flows discounted at the loan's effective interest rate. Specific valuation allowances are established or partial charge-offs are recorded for the difference between the loan amount and the estimated fair value. Impairment measurement for most real estate loans, particularly when a loan is considered to be a probable foreclosure, is based on the fair value of the underlying collateral. Collateral is appraised and market value, appropriately adjusted for an assessment of the sales and marketing costs as well as the expected holding period, is used to calculate an anticipated fair value.

General reserves for collective impairment are based on estimated incurred losses related to unimpaired commercial loans and leases as of the balance sheet date. Incurred loss estimates for the originated commercial segment are based on average loss rates by credit risk ratings, which are estimated using historical loss experience and credit risk rating migrations. Incurred loss estimates may be adjusted through a qualitative assessment to reflect current economic conditions and portfolio trends including credit quality, concentrations, aging of the portfolio and significant policy and underwriting changes.

Common risks to each class of commercial loans include general economic conditions within the markets BancShares serves, as well as risks that are specific to each transaction including demand for products and services, personal events, such as disability or change in marital status and reductions in the value of collateral. Due to the concentration of loans in the medical, dental and related fields, BancShares is susceptible to risks that governmental actions, including implementation of the Affordable Care Act, will fundamentally alter the medical care industry in the United States.

In addition to these common risks for the majority of the originated commercial segment, additional risks are inherent in certain classes of originated commercial loans and leases.

Commercial construction and land development

Commercial construction and land development loans are highly dependent on the supply and demand for commercial real estate in the markets served by BancShares as well as the demand for newly constructed residential homes and lots that customers are developing. Deterioration in demand could result in decreases in collateral values and could make repayment of the outstanding loans more difficult for customers.

Commercial mortgage, commercial and industrial and lease financing

Commercial mortgage loans, commercial and industrial loans and lease financing are primarily dependent on the ability of borrowers to achieve business results consistent with those projected at loan origination resulting in cash flow sufficient to service the debt. To the extent that a customer's business results are significantly unfavorable versus the original projections, the ability for the loan to be serviced on a basis consistent with the contractual terms may be at risk. While these loans and leases are generally secured by real property, personal property or business assets such as inventory or accounts receivable, it is possible that the liquidation of the collateral will not fully satisfy the obligation.

Other commercial real estate

Other commercial real estate loans consist primarily of loans secured by multifamily housing and agricultural loans. The primary risk associated with multifamily loans is the ability of the income-producing property that collateralizes the loan to produce adequate cash flow to service the debt. High unemployment or generally weak economic conditions may result in customers having to provide rental rate concessions to achieve adequate occupancy rates. The performance of agricultural loans is highly dependent on favorable weather, reasonable costs for seed and fertilizer and the ability to successfully market the product at a profitable margin. The demand for these products is also dependent on macroeconomic conditions that are beyond the control of the borrower.

Originated Noncommercial Loans and Leases

Each originated noncommercial loan is centrally underwritten using automated credit scoring and analysis tools. These credit scoring tools take into account factors such as payment history, credit utilization, length of credit history, types of credit currently in use and recent credit inquiries. To the extent that the loan is secured by collateral, the likely value of that collateral is evaluated.

The ALLL for the originated noncommercial segment is primarily calculated on a pooled basis using a delinquency-based approach. Estimates of incurred losses are based on historical loss experience and the migration of receivables through the various delinquency pools applied to the current risk mix. These estimates may be adjusted through a qualitative assessment to reflect current economic conditions, portfolio trends and other factors. The remaining portion of the ALLL related to the originated noncommercial segment results from loans that are deemed impaired. The impairment assessment and determination of the related specific reserve for each impaired loan is based on a loan's characteristics. Impairment measurement for loans that are not collateral dependent is based on the present value of expected cash flows discounted at the loan's effective interest rate. Specific valuation allowances are established or partial charge-offs are recorded for the difference between the loan amount and the estimated fair value. Impairment measurement for most real estate loans, particularly when a loan is considered to be a probable foreclosure, is based on the fair value of the underlying collateral. Collateral is appraised and market value, appropriately adjusted for an assessment of the sales and marketing costs as well as the expected holding period, is used to calculate an anticipated fair value.

Common risks to each class of noncommercial loans include risks that are not specific to individual transactions such as general economic conditions within the markets BancShares serves, particularly unemployment and potential declines in real estate values. Personal events such as disability or change in marital status also add risk to noncommercial loans.

In addition to these common risks for the majority of noncommercial loans, additional risks are inherent in certain classes of noncommercial loans.

Revolving mortgage

Revolving mortgage loans are often secured by second liens on residential real estate, thereby making such loans particularly susceptible to declining collateral values. A substantial decline in collateral value could render a second lien position to be effectively unsecured. Additional risks include lien perfection inaccuracies, disputes with first lienholders and uncertainty regarding the customer's performance with respect to the first lien that may further weaken the collateral position. Further, the open-end structure of these loans creates the risk that customers may draw on the lines in excess of the collateral value if there have been significant declines since origination.

Consumer

The consumer loan portfolio includes loans secured by personal property such as automobiles, marketable securities, other titled recreational vehicles including boats and motorcycles, as well as unsecured consumer debt. The value of underlying collateral within this class is especially volatile due to potential rapid depreciation in values since date of loan origination, potentially in excess of principal balances.

Residential mortgage and noncommercial construction and land development

Residential mortgage and noncommercial construction and land development loans are made to individuals and are typically secured by 1-4 family residential property, undeveloped land and partially developed land in anticipation of pending construction of a personal residence. Significant and rapid declines in real estate values can result in residential mortgage loan borrowers having debt levels in excess of the current market value of the collateral. Noncommercial construction and land development projects can experience delays in completion and cost overruns that exceed the borrower's financial ability to complete the project. Such cost overruns can routinely result in foreclosure of partially completed and unmarketable collateral.

Acquired loans

The risks associated with acquired loans are generally consistent with the risks identified for commercial and noncommercial originated loans and the classes of loans within those segments. However, these loans were underwritten by other institutions with weaker lending standards. Additionally, in some cases, collateral for acquired loans is located in regions that have experienced profound erosion of real estate values. Therefore, there exists a significant risk that acquired loans are not adequately supported by borrower cash flow or the values of underlying collateral.

The ALLL for acquired loans is estimated based on the estimated cash flows approach. Over the life of acquired loans and leases, BancShares continues to estimate cash flows expected to be collected on individual loans and leases or on pools of loans and leases sharing common risk characteristics. BancShares evaluates at each balance sheet date whether the estimated cash flows and corresponding present value of its loans and leases determined using the effective interest rates has decreased and if so, recognizes provision for loan and lease losses. For any increases in cash flows expected to be collected, BancShares adjusts any prior recorded allowance for loan and lease losses first and then the amount of accretable yield recognized on a prospective basis over the loan's or pool's remaining life.

Reserve for Unfunded Commitments

The reserve for unfunded commitments represents the estimated probable losses related to unfunded lending commitments, such as letters of credit, financial guarantees and similar binding commitments. The reserve is calculated in a manner similar to the loans evaluated collectively for impairment, while also considering the timing and likelihood that the available credit will be utilized as well as the exposure upon default. The reserve for unfunded commitments is presented within other liabilities on the consolidated balance sheets, distinct from the ALLL, and adjustments to the reserve for unfunded commitments are included in other noninterest expense in the consolidated statements of income.

Securities Sold Under Repurchase Agreements

Securities sold under repurchase agreements generally have maturities of one day and are reflected as short-term borrowings on the Consolidated Balance Sheets and are recorded based on the amount of cash received in connection with the borrowing. At December 31, 2013, and 2012, BancShares had $97.0 million and $111.9 million of securities sold under repurchase agreements, respectively.

Premises and Equipment

Premises, equipment and capital leases are stated at cost less accumulated depreciation and amortization. For financial reporting purposes, depreciation and amortization are computed using the straight-line method and are expensed over the estimated useful lives of the assets, which range from 25 to 40 years for premises and three to 10 years for furniture, software and equipment. Leasehold improvements are amortized over the terms of the respective leases or the useful lives of the improvements, whichever is shorter. Gains and losses on dispositions are recorded in other noninterest expense. Maintenance and repairs are charged to occupancy expense or equipment expense as incurred. Obligations under capital leases are amortized over the life of the lease using the interest method to allocate payments between principal reduction and interest expense. Rent expense and rental income on operating leases are recorded using the straight-line method over the appropriate lease terms.

Goodwill and Other Intangible Assets

BancShares accounts for acquisitions using the acquisition method of accounting. Under acquisition accounting, if the purchase price of an acquired company exceeds the fair value of its net assets, the excess is carried on the acquirer's balance sheet as goodwill. An intangible asset is recognized as an asset apart from goodwill if it arises from contractual or other legal rights or if it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged. Intangible assets are identifiable assets, such as core deposit intangibles, resulting from acquisitions which are amortized on an accelerated basis over an estimated useful life and evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.

Goodwill is not amortized but is evaluated at least annually for impairment or more frequently if events occur or circumstances change that may trigger a decline in the value of the reporting unit or otherwise indicate that a potential impairment exists. Examples of such events or circumstances include deterioration of general economic conditions, limitations on accessing capital, other equity and credit market developments, adverse change(s) in the environment in which BancShares operates, regulatory or political developments and changes in management, key personnel, strategy or customers. The evaluation of goodwill is based on a variety of factors, including common stock trading multiples and data from comparable acquisitions. Potential impairment of goodwill exists when the carrying amount of a reporting unit exceeds its fair value. In accordance with ASC Topic 350, *Intangibles - Goodwill and Other*, the fair value for the reporting unit is computed using various methods including market capitalization, price-earnings multiples, price-to-tangible book and market premium.

To the extent the reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired, and the second step of impairment testing will be performed. In the second step, the implied fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities as if the reporting unit had been acquired in a business combination at the date of the impairment test. If the implied fair value of the reporting unit's goodwill is lower than its carrying amount, goodwill is impaired and is written down to the implied fair value. The loss recognized is limited to the carrying amount of goodwill. Once an impairment loss is recognized, future increases in fair value will not result in the reversal of previously recognized losses.

Annual impairment tests are conducted as of July 31 each year. Based on the July 31, 2013, impairment test, management concluded there was no indication of goodwill impairment. In addition to the annual testing requirement, impairment tests are performed if various other events occur including significant adverse changes in the business climate, considering various qualitative and quantitative factors to determine whether impairment exists. There were no such events subsequent to the annual impairment test performed during 2013.

Other intangible assets with estimable lives are amortized over their estimated useful lives, which are periodically reviewed for reasonableness. As a result of the FDIC-assisted transactions in 2011, 2010 and 2009, identifiable intangible assets were recorded representing the estimated value of the core deposits acquired and certain customer relationships.

Fair Values

Fair value disclosures are required for all financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Under GAAP, individual fair value estimates are ranked on a three-tier scale based on the relative reliability of the inputs used in the valuation. Fair values determined using level 1 inputs rely on active and observable markets to price identical assets or liabilities. In situations where identical assets and liabilities are not traded in active markets, fair values may be determined based on level 2 inputs, which represent observable data for similar assets and liabilities. Fair values for assets and liabilities that are not actively traded in observable markets are based on level 3 inputs, which are considered to be nonobservable. Fair value estimates derived from level 3 inputs cannot be substantiated by comparison to independent markets and, in many cases, cannot be realized through immediate settlement of the instrument. Accordingly, the aggregate fair value amounts presented do not necessarily represent the underlying value to BancShares. For additional information, see Note L to the Consolidated Financial Statements.

Income Taxes

Deferred income taxes are reported when different accounting methods have been used in determining income for income tax purposes and for financial reporting purposes. Deferred taxes are computed using the asset and liability approach as prescribed in ASC Topic 740, *Income Taxes*. Under this method, a deferred tax asset or liability is determined based on the currently enacted tax rates applicable to the period in which the differences between the financial statement carrying amounts and tax basis of existing assets and liabilities are expected to be reported in BancShares' income tax returns. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

BancShares continually monitors and evaluates the potential impact of current events on the estimates used to establish income tax expenses and income tax liabilities. On a periodic basis, BancShares evaluates its income tax positions based on current tax law, positions taken by various tax auditors within the jurisdictions that BancShares is required to file income tax returns, as well as potential or pending audits or assessments by such tax auditors.

BancShares files a consolidated federal income tax return and various combined and separate company state tax returns.

Derivative Financial Instruments

A derivative is a financial instrument that derives its cash flows, and therefore its value, by reference to an underlying instrument, index or referenced interest rate. These instruments include interest rate swaps, caps, floors, collars, options or other financial instruments designed to hedge exposures to interest rate risk or for speculative purposes.

BancShares selectively uses interest rate swaps for interest rate risk management purposes. During 2011, BancShares entered into an interest rate swap that qualifies as a cash flow hedge under GAAP. This interest rate swap converts variable-rate exposure on outstanding debt to a fixed rate. The derivative is valued each quarter and changes in the fair value are recorded on the consolidated balance sheet with an offset to other comprehensive income for the effective portion and an offset to the consolidated statement of income for any ineffective portion. The assessment of effectiveness is performed using the long-haul method. BancShares' interest rate swap has been fully effective since inception; therefore, changes in the fair value of the interest rate swap have had no impact on net income. There are no speculative derivative financial instruments in any period.

In the event of a change in the forecasted cash flows of the underlying hedged item, the related hedge will be terminated, and management will consider the appropriateness of entering into another hedge for the remaining exposure. The fair value of the terminated hedge will be amortized from accumulated other comprehensive income into earnings over the original life of the terminated swap, provided the remaining cash flows are still probable.

Subsequent Events

Management has evaluated subsequent events through the date of filing this Form 10-K. See Note V for more information.

Per Share Data

Net income per share has been computed by dividing net income by the average number of both classes of common shares outstanding during each period. BancShares had no potential common stock outstanding in any period.

Cash dividends per share apply to both Class A and Class B common stock. Shares of Class A common stock carry one vote per share, while shares of Class B common stock carry 16 votes per share.

Defined Benefit Pension Plan

BancShares offers a noncontributory defined benefit pension plan to certain qualifying employees. The calculation of the obligations and related expenses under the plan requires the use of actuarial valuation methods and assumptions. Actuarial assumptions used in the determination of future values of plan assets and liabilities are subject to management judgment and may differ significantly if different assumptions are used. The discount rate assumption used to measure the plan obligation is based on a yield curve developed from high-quality corporate bonds across a full maturity spectrum. The projected cash flows of the pension plan are discounted based on this yield curve, and a single discount rate is calculated to achieve the same present value. Refer to Note M in the Consolidated Financial Statements for disclosures related to BancShares' defined benefit pension plan.

Recently Adopted Accounting Pronouncements

<u>FASB ASU 2013-02, "Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income"</u>

This ASU requires BancShares to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts, BancShares is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts.

For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. BancShares adopted the methodologies prescribed by this ASU by the date required. Adoption of this ASU did not have a material effect on BancShares' financial position or results of operations. BancShares has included the required disclosures in its Consolidated Statements of Comprehensive Income and in Note U to the Consolidated Financial Statements.

FASB ASU 2012-06. "Business Combinations (Topic 805) - Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution"

This ASU addresses the diversity in practice about how to interpret the terms on the same basis and contractual limitations when subsequently measuring an indemnification asset recognized in a government-assisted (Federal Deposit Insurance Corporation or National Credit Union Administration) acquisition of a financial institution that includes a loss sharing agreement (indemnification agreement). When BancShares recognizes an indemnification asset (in accordance with Subtopic 805-20) as a result of a government-assisted acquisition of a financial institution and subsequently a change in the cash flows expected to be collected on the indemnification asset occurs (as a result of a change in cash flows expected to be collected on the assets subject to indemnification), BancShares should subsequently account for the change in the measurement of the indemnification asset on the same basis as the change in the assets subject to indemnification. Any amortization of changes in value should be limited to the contractual term of the indemnification agreement (that is, the lesser of the term of the indemnification agreement and the remaining life of the indemnified assets).

This guidance became effective for annual periods beginning on or after December 15, 2012, and interim periods within those annual periods. BancShares adopted ASU 2012-06 on January 1, 2013. BancShares had previously accounted for its indemnification asset in accordance with this guidance; accordingly, the adoption of this guidance had no impact on BancShares' consolidated financial position, results of operations or cash flows.

Recently Issued Accounting Pronouncements

FASB ASU 2014-01, "Investments—Equity Method and Joint Ventures (Topic 323)—Accounting for Investments in Qualified Affordable Housing Projects"

This ASU permits BancShares to make an accounting policy election to account for their investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met. Under the proportional amortization method, BancShares would amortize the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognize the net investment performance in the income statement as a component of income tax expense (benefit).

For those investments in qualified affordable housing projects not accounted for using the proportional amortization method, the investment should be accounted for as an equity method investment or a cost method investment in accordance with Subtopic 970-323.

The decision to apply the proportional amortization method of accounting will be applied consistently to all qualifying affordable housing project investments rather than a decision to be applied to individual investments.

The amendments in this ASU should be applied retrospectively to all periods presented and are effective for annual periods and interim reporting periods within those annual periods, beginning after December 15, 2014. Early adoption is permitted.

BancShares is in the process of evaluating this ASU and the potential impact of adoption and, therefore, has elected not to adopt the proportional amortization method as outlined in ASU 2014-01 at this time.

FASB ASU 2013-11, "Income Taxes (Topic 740)"

This ASU states that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require BancShares to use, and BancShares does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date.

The provisions of this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted.

The provisions of this ASU will be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. BancShares will adopt this ASU by the date required and does not anticipate that the ASU will have a material effect on its financial position or results of operations.

FASB ASU 2013-04, "Liabilities"

This ASU provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this ASU is fixed at the reporting date, except for obligations addressed within existing guidance in GAAP.

The updated guidance requires BancShares to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this ASU also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations.

The amendments in this update are effective for fiscal years beginning after December 31, 2013. Early adoption is permitted. BancShares will adopt the methodologies prescribed by this ASU by the date required, and does not anticipate that the ASU will have a material effect on its financial position or results of operations.

NOTE B
INVESTMENTS

Investment securities as of December 31, 2013, and 2012, along with unrealized gains and losses determined on an individual security basis, are as follows:

	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
		(dollars in thousands)		
Investment securities available for sale				
December 31, 2013				
U.S. Treasury	$ 373,223	$ 259	$ 45	$ 373,437
Government agency	2,543,223	1,798	792	2,544,229
Mortgage-backed securities	2,486,297	4,526	43,950	2,446,873
Equity securities	543	21,604	—	22,147
State, county and municipal	186	1	—	187
Other	863	—	33	830
Total investment securities available for sale	$ 5,404,335	$ 28,188	$ 44,820	$ 5,387,703
December 31, 2012				
U.S. Treasury	$ 823,241	$ 403	$ 12	$ 823,632
Government agency	3,052,040	3,501	337	3,055,204
Mortgage-backed securities	1,315,211	14,787	341	1,329,657
Equity securities	543	15,822	—	16,365
State, county and municipal	546	4	—	550
Other	838	—	18	820
Total investment securities available for sale	$ 5,192,419	$ 34,517	$ 708	$ 5,226,228
Investment securities held to maturity				
December 31, 2013				
Mortgage-backed securities	$ 907	$ 67	$ —	$ 974
December 31, 2012				
Mortgage-backed securities	$ 1,342	$ 133	$ 27	$ 1,448

Investments in mortgage-backed securities primarily represent securities issued by the Government National Mortgage Association, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation.

The following table provides the maturity distribution of amortizing investment securities. Repayments of mortgage-backed securities are dependent on the underlying loan balances. Equity securities do not have a stated maturity date.

	December 31, 2013		December 31, 2012	
	Cost	Fair value	Cost	Fair value
	(dollars in thousands)			
Investment securities available for sale				
Amortizing securities maturing in:				
One year or less	$ 839,956	$ 840,883	$ 2,285,159	$ 2,286,403
One through five years	2,077,539	2,077,800	1,590,608	1,592,923
Five through 10 years	—	—	898	880
Mortgage-backed securities	2,486,297	2,446,873	1,315,211	1,329,657
Equity securities	543	22,147	543	16,365
Total investment securities available for sale	$ 5,404,335	$ 5,387,703	$ 5,192,419	$ 5,226,228
Investment securities held to maturity				
Mortgage-backed securities held to maturity	$ 907	$ 974	$ 1,342	$ 1,448

For each period presented, securities gains (losses) include the following:

	Year ended December 31		
	2013	2012	2011
	(dollars in thousands)		
Gross gains on sales of investment securities available for sale	$ —	$ 2,324	$ 531
Gross losses on sales of investment securities available for sale	—	(2)	(793)
Other than temporary impairment loss on equity securities	—	(45)	(26)
Total securities gains (losses)	$ —	$ 2,277	$ (288)

The following table provides information regarding securities with unrealized losses as of December 31, 2013, and 2012.

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(dollars in thousands)					
December 31, 2013						
Investment securities available for sale:						
U.S. Treasury	$ 102,105	$ 45	$ —	$ —	$ 102,105	$ 45
Government agency	780,552	761	29,969	31	810,521	792
Mortgage-backed securities	2,221,213	42,876	26,861	1,074	2,248,074	43,950
Other	830	33	—	—	830	33
Total	$ 3,104,700	$ 43,715	$ 56,830	$ 1,105	$ 3,161,530	$ 44,820
Investment securities held to maturity:						
Mortgage-backed securities	$ —	$ —	$ —	$ —	$ —	$ —
December 31, 2012						
Investment securities available for sale:						
U.S. Treasury	$ 120,045	$ 12	$ —	$ —	$ 120,045	$ 12
Government agency	407,498	337	—	—	407,498	337
Mortgage-backed securities	135,880	214	9,433	127	145,313	341
Other	820	18	—	—	820	18
Total	$ 664,243	$ 581	$ 9,433	$ 127	$ 673,676	$ 708
Investment securities held to maturity:						
Mortgage-backed securities	$ —	$ —	$ 17	$ 27	$ 17	$ 27

Investment securities with an aggregate fair value of $56.8 million have had continuous unrealized losses for more than 12 months as of December 31, 2013, with an aggregate unrealized loss of $1.1 million. These 18 investments included mortgage-backed and government agency securities. None of the unrealized losses identified as of December 31, 2013, or December 31, 2012, relate to the marketability of the securities or the issuer's ability to honor redemption obligations. For all periods presented, BancShares had the ability and intent to retain these securities for a period of time sufficient to recover all unrealized losses. Therefore, none of the securities were deemed to be other than temporarily impaired.

Investment securities having an aggregate carrying value of $2.75 billion at December 31, 2013, and $2.35 billion at December 31, 2012, were pledged as collateral to secure public funds on deposit and certain short-term borrowings, and for other purposes as required by law.

NOTE C
LOANS AND LEASES

Loans and leases outstanding include the following as of the dates indicated:

	December 31, 2013	December 31, 2012
	(dollars in thousands)	
Acquired loans		
Commercial:		
Construction and land development	$ 78,915	$ 237,906
Commercial mortgage	642,891	1,054,473
Other commercial real estate	41,381	107,119
Commercial and industrial	17,254	49,463
Other	866	1,074
Total commercial loans	781,307	1,450,035
Noncommercial:		
Residential mortgage	213,851	297,926
Revolving mortgage	30,834	38,710
Construction and land development	2,583	20,793
Consumer	851	1,771
Total noncommercial loans	248,119	359,200
Total acquired loans	1,029,426	1,809,235
Originated loans and leases:		
Commercial:		
Construction and land development	319,847	309,190
Commercial mortgage	6,362,490	6,029,435
Other commercial real estate	178,754	160,980
Commercial and industrial	1,081,158	1,038,530
Lease financing	381,763	330,679
Other	175,336	125,681
Total commercial loans	8,499,348	7,994,495
Noncommercial:		
Residential mortgage	982,421	822,889
Revolving mortgage	2,113,285	2,210,133
Construction and land development	122,792	131,992
Consumer	386,452	416,606
Total noncommercial loans	3,604,950	3,581,620
Total originated loans and leases	12,104,298	11,576,115
Total loans and leases	$ 13,133,724	$ 13,385,350

At December 31, 2013, $2.56 billion in originated loans were pledged to secure debt obligations, compared to $2.57 billion at December 31, 2012.

Credit quality indicators

Loans and leases are monitored for credit quality on a recurring basis. The credit quality indicators used are dependent on the portfolio segment to which the loan relates. Originated commercial loans and leases, originated noncommercial loans and leases and acquired loans have different credit quality indicators as a result of the methods used to monitor each of these loan segments.

The credit quality indicators for originated commercial loans and leases and all acquired loans and leases are developed through review of individual borrowers on an ongoing basis. Each borrower is evaluated at least annually with more frequent evaluation of more severely criticized loans or leases. The indicators represent the rating for loans or leases as of the date presented based on the most recent assessment performed. These credit quality indicators are defined as follows:

Pass – A pass rated asset is not adversely classified because it does not display any of the characteristics for adverse classification.

Special mention – A special mention asset has potential weaknesses that deserve management's close attention. If left uncorrected, such potential weaknesses may result in deterioration of the repayment prospects or collateral position at some future date. Special mention assets are not adversely classified and do not warrant adverse classification.

Substandard – A substandard asset is inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. Assets classified as substandard generally have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. These assets are characterized by the distinct possibility of loss if the deficiencies are not corrected.

Doubtful – An asset classified as doubtful has all the weaknesses inherent in an asset classified substandard with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable on the basis of currently existing facts, conditions and values.

Loss – Assets classified as loss are considered uncollectible and of such little value that it is inappropriate to be carried as an asset. This classification is not necessarily equivalent to no potential for recovery or salvage value, but rather that it is not appropriate to defer a full charge-off even though partial recovery may be effected in the future.

Ungraded – Ungraded loans represent loans that are not included in the individual credit grading process due to their relatively small balances or borrower type. The majority of originated, ungraded loans at December 31, 2013, relate to business credit cards and tobacco buyout loans classified as commercial and industrial loans. Business credit card loans with an outstanding balance of $72.4 million at December 31, 2013, are subject to automatic charge-off when they become 120 days past due in the same manner as unsecured consumer lines of credit. Tobacco buyout loans with an outstanding balance of $22.1 million at December 31, 2013, are secured by assignments of receivables made pursuant to the Fair and Equitable Tobacco Reform Act of 2004. The credit risk associated with these loans is considered low as the payments that began in 2005 and continue through 2014 are made by the Commodity Credit Corporation, which is part of the United States Department of Agriculture. Final payment from the Commodity Credit Corporation was received during January 2014.

The credit quality indicators for originated, noncommercial loans are based on the delinquency status of the borrower. As the borrower becomes more delinquent, the likelihood of loss increases.

The composition of the loans and leases outstanding at December 31, 2013, and December 31, 2012, by credit quality indicator is provided below:

	Originated commercial loans and leases						
Grade:	Construction and land development	Commercial mortgage	Other commercial real estate	Commercial and industrial	Lease financing	Other	Total originated commercial loans and leases
				(dollars in thousands)			
December 31, 2013							
Pass	$ 308,231	$ 6,094,505	$ 174,913	$ 964,840	$ 375,371	$ 174,314	$ 8,092,174
Special mention	8,620	119,515	1,362	14,686	2,160	982	147,325
Substandard	2,944	141,913	2,216	6,352	3,491	40	156,956
Doubtful	52	5,159	75	144	592	—	6,022
Ungraded	—	1,398	188	95,136	149	—	96,871
Total	$ 319,847	$ 6,362,490	$ 178,754	$ 1,081,158	$ 381,763	$ 175,336	$ 8,499,348
December 31, 2012							
Pass	$ 274,480	$ 5,688,541	$ 151,549	$ 894,998	$ 325,626	$ 124,083	$ 7,459,277
Special mention	14,666	166,882	2,812	13,275	1,601	837	200,073
Substandard	18,761	157,966	5,038	12,073	1,663	756	196,257
Doubtful	952	13,475	98	1,040	771	—	16,336
Ungraded	331	2,571	1,483	117,144	1,018	5	122,552
Total	$ 309,190	$ 6,029,435	$ 160,980	$ 1,038,530	$ 330,679	$ 125,681	$ 7,994,495

	Originated noncommercial loans and leases				
	Residential mortgage	Revolving mortgage	Construction and land development	Consumer	Total originated noncommercial loans
	(dollars in thousands)				
December 31, 2013					
Current	$ 955,300	$ 2,095,480	$ 121,026	$ 382,710	$ 3,554,516
30-59 days past due	12,885	10,977	1,193	2,114	27,169
60-89 days past due	4,658	2,378	317	955	8,308
90 days or greater past due	9,578	4,450	256	673	14,957
Total	$ 982,421	$ 2,113,285	$ 122,792	$ 386,452	$ 3,604,950
December 31, 2012					
Current	$ 786,626	$ 2,190,186	$ 128,764	$ 409,218	$ 3,514,794
30-59 days past due	15,711	12,868	1,941	4,405	34,925
60-89 days past due	7,559	3,200	490	1,705	12,954
90 days or greater past due	12,993	3,879	797	1,278	18,947
Total	$ 822,889	$ 2,210,133	$ 131,992	$ 416,606	$ 3,581,620

	Acquired loans								
Grade:	Construction and land development - commercial	Commercial mortgage	Other commercial real estate	Commercial and industrial	Residential mortgage	Revolving mortgage	Construction and land development - noncommercial	Consumer and other	Total acquired loans
	(dollars in thousands)								
December 31, 2013									
Pass	$ 2,619	$ 296,824	$ 22,225	$ 8,021	$ 135,326	$ 26,322	$ 149	$ 1,345	$ 492,831
Special mention	15,530	125,295	3,431	2,585	6,301	2,608	—	—	155,750
Substandard	52,228	179,657	7,012	5,225	52,774	1,013	2,139	—	300,048
Doubtful	7,436	40,471	8,713	1,257	2,058	891	295	—	61,121
Ungraded	1,102	644	—	166	17,392	—	—	372	19,676
Total	$ 78,915	$ 642,891	$ 41,381	$ 17,254	$ 213,851	$ 30,834	$ 2,583	$ 1,717	$ 1,029,426
December 31, 2012									
Pass	$ 17,010	$ 376,974	$ 33,570	$ 19,451	$ 172,165	$ 29,540	$ 334	$ 1,617	$ 650,661
Special mention	25,734	259,264	17,518	12,465	14,863	1,736	—	34	331,614
Substandard	105,061	344,542	44,335	14,698	83,193	7,434	17,190	239	616,692
Doubtful	87,445	73,016	11,696	2,757	4,268	—	3,269	117	182,568
Ungraded	2,656	677	—	92	23,437	—	—	838	27,700
Total	$ 237,906	$ 1,054,473	$ 107,119	$ 49,463	$ 297,926	$ 38,710	$ 20,793	$ 2,845	$ 1,809,235

The aging of the outstanding loans and leases, by class, at December 31, 2013, and December 31, 2012, (excluding loans and leases acquired with deteriorated credit quality) is provided in the table below. The calculation of days past due begins on the day after payment is due and includes all days through which all required interest or principal has not been paid. Loans and leases 30 days or less past due are considered current due to various grace periods that allow borrowers to make payments within a stated period after the due date and still remain in compliance with the loan agreement.

	30-59 days past due	60-89 days past due	90 days or greater	Total past due	Current	Total loans and leases
	(dollars in thousands)					
December 31, 2013						
Originated loans and leases:						
Construction and land development – commercial	$ 1,603	$ 9	$ 457	$ 2,069	$ 317,778	$ 319,847
Commercial mortgage	11,131	3,601	14,407	29,139	6,333,351	6,362,490
Other commercial real estate	139	210	470	819	177,935	178,754
Commercial and industrial	3,336	682	436	4,454	1,076,704	1,081,158
Lease financing	789	1,341	101	2,231	379,532	381,763
Other	—	85	—	85	175,251	175,336
Residential mortgage	12,885	4,658	9,578	27,121	955,300	982,421
Revolving mortgage	10,977	2,378	4,450	17,805	2,095,480	2,113,285
Construction and land development – noncommercial	1,193	317	256	1,766	121,026	122,792
Consumer	2,114	955	673	3,742	382,710	386,452
Total originated loans and leases	$ 44,167	$ 14,236	$ 30,828	$ 89,231	$ 12,015,067	$ 12,104,298
December 31, 2012						
Originated loans and leases:						
Construction and land development – commercial	$ 927	$ —	$ 7,878	$ 8,805	$ 300,385	$ 309,190
Commercial mortgage	24,447	4,179	21,327	49,953	5,979,482	6,029,435
Other commercial real estate	387	1,240	1,034	2,661	158,319	160,980
Commercial and industrial	2,833	1,096	605	4,534	1,033,996	1,038,530
Lease financing	991	138	621	1,750	328,929	330,679
Other	18	13	—	31	125,650	125,681
Residential mortgage	15,711	7,559	12,993	36,263	786,626	822,889
Revolving mortgage	12,868	3,200	3,879	19,947	2,190,186	2,210,133
Construction and land development – noncommercial	1,941	490	797	3,228	128,764	131,992
Consumer	4,405	1,705	1,278	7,388	409,218	416,606
Total originated loans and leases	$ 64,528	$ 19,620	$ 50,412	$ 134,560	$ 11,441,555	$ 11,576,115

The recorded investment, by class, in loans and leases on nonaccrual status, and loans and leases greater than 90 days past due and still accruing at December 31, 2013, and December 31, 2012, (excluding loans and leases acquired with deteriorated credit quality) are as follows:

	December 31, 2013		December 31, 2012	
	Nonaccrual loans and leases	Loans and leases > 90 days and accruing	Nonaccrual loans and leases	Loans and leases > 90 days and accruing
	(dollars in thousands)			
Originated loans and leases:				
Construction and land development – commercial	$ 544	$ —	$ 14,930	$ 541
Commercial mortgage	33,529	1,113	50,532	1,671
Commercial and industrial	1,428	294	6,972	466
Lease financing	832	—	1,075	—
Other commercial real estate	1,610	—	2,319	—
Construction and land development – noncommercial	457	256	668	111
Residential mortgage	14,701	1,998	12,603	3,337
Revolving mortgage	—	4,450	—	3,877
Consumer	69	673	746	1,269
Total originated loans and leases	$ 53,170	$ 8,784	$ 89,845	$ 11,272

Acquired Loans

The following table provides changes in the carrying value of acquired loans during the years ended December 31, 2013, and December 31, 2012:

	2013	2012
	(dollars in thousands)	
Balance at January 1	$ 1,809,235	$ 2,362,152
Reductions for repayments, foreclosures and decreases in fair value	(779,809)	(552,917)
Balance at December 31	$ 1,029,426	$ 1,809,235
Outstanding principal balance at December 31	$ 1,833,955	$ 3,281,958

The carrying value of loans on the cost recovery method was $28.5 million at December 31, 2013, and $74.5 million at December 31, 2012. The cost recovery method is applied to loans when the timing of future cash flows is not reasonably estimable due to borrower nonperformance or uncertainty in the ultimate disposition of the asset.

For acquired loans, improved cash flow estimates and receipt of unscheduled loan payments result in the reclassification of nonaccretable difference to accretable yield. Accretable yield resulting from the improved ability to estimate future cash flows generally does not represent amounts previously identified as nonaccretable difference.

The following table documents changes to the amount of accretable yield for 2013 and 2012. Removals represent a reduction to the accretable yield as a result of loans that were fully charged off or paid off during the period.

	2013	2012
	(dollars in thousands)	
Balance at January 1	$ 539,564	$ 276,690
Accretion	(224,672)	(304,023)
Reclassifications from nonaccretable difference	92,349	353,708
Changes in expected cash flows that do not affect nonaccretable difference	32,749	213,189
Balance at December 31	$ 439,990	$ 539,564

NOTE D
ALLOWANCE FOR LOAN AND LEASE LOSSES

Activity in the allowance for loan and lease losses is summarized as follows:

	Originated	Acquired	Total
		(dollars in thousands)	
Balance at December 31, 2010	$ 176,517	$ 51,248	$ 227,765
Provision for loan and lease losses	57,799	174,478	232,277
Loans and leases charged off	(59,287)	(137,553)	(196,840)
Loans and leases recovered	5,854	1,088	6,942
Net charge-offs	(53,433)	(136,465)	(189,898)
Balance at December 31, 2011	180,883	89,261	270,144
Provision for loan and lease losses	42,046	100,839	142,885
Loans and leases charged off	(50,208)	(50,270)	(100,478)
Loans and leases recovered	6,325	142	6,467
Net charge-offs	(43,883)	(50,128)	(94,011)
Balance at December 31, 2012	179,046	139,972	319,018
Reclassification [(1)]	7,368	—	7,368
Provision for loan and lease losses	19,289	(51,544)	(32,255)
Loans and leases charged off	(33,118)	(34,908)	(68,026)
Loans and leases recovered	7,289	—	7,289
Net charge-offs	(25,829)	(34,908)	(60,737)
Balance at December 31, 2013	$ 179,874	$ 53,520	$ 233,394

(1) Reclassification results from enhancements to the ALLL calculation during the second quarter of 2013 that resulted in the allocation of $15.8 million previously designated as 'nonspecific' to other loan classes and the absorption of $7.4 million of the reserve for unfunded commitments related to unfunded, revocable loan commitments into the ALLL. Further discussion is contained in Note A.

Activity in the allowance for loan and lease losses, ending balances of loans and leases and related allowance by class of loans is summarized as follows:

	Construction and land development - commercial	Commercial mortgage	Other commercial real estate	Commercial and industrial	Lease financing	Other	Residential mortgage	Revolving mortgage	Construction and land development -non-commercial	Consumer	Non-specific	Total
					(dollars in thousands)							
Originated Loans												
Allowance for loan and lease losses:												
Balance at January 1, 2012	$ 5,467	$ 67,486	$ 2,169	$ 23,723	$ 3,288	$ 1,315	$ 8,879	$ 27,045	$ 1,427	$ 25,962	$ 14,122	$ 180,883
Provision	9,665	18,198	130	(4,982)	498	(116)	(782)	8,783	1,161	7,763	1,728	42,046
Charge-offs	(9,546)	(7,081)	(254)	(5,472)	(361)	(28)	(4,790)	(11,341)	(1,047)	(10,288)	—	(50,208)
Recoveries	445	1,626	14	781	96	4	529	698	180	1,952	—	6,325
Balance at December 31, 2012	6,031	80,229	2,059	14,050	3,521	1,175	3,836	25,185	1,721	25,389	15,850	179,046
Reclassification [(1)]	5,141	27,421	(815)	7,551	(253)	(1,288)	5,717	(9,838)	(478)	(10,018)	(15,772)	7,368
Provision	2,809	(4,485)	(32)	4,333	1,646	308	2,786	6,296	(379)	6,085	(78)	19,289
Charge-offs	(4,685)	(3,904)	(312)	(4,785)	(272)	(6)	(2,387)	(6,064)	(392)	(10,311)	—	(33,118)
Recoveries	1,039	996	109	1,213	107	1	559	660	209	2,396	—	7,289
Balance at December 31, 2013	$ 10,335	$ 100,257	$ 1,009	$ 22,362	$ 4,749	$ 190	$ 10,511	$ 16,239	$ 681	$ 13,541	$ —	$ 179,874

[(1)] Reclassification results from enhancements to the ALLL calculation during the second quarter of 2013 that resulted in the allocation of $15.8 million previously designated as 'nonspecific' to other loan classes and the absorption of $7.4 million of the reserve for unfunded commitments related to unfunded, revocable loan commitments into the ALLL. Further discussion is contained in Note A.

	Construction and land development - commercial	Commercial mortgage	Other commercial real estate	Commercial and industrial	Lease financing	Other	Residential mortgage	Revolving mortgage	Construction and land development -non-commercial	Consumer	Non-specific	Total
					(dollars in thousands)							
Allowance for loan and lease losses:												
December 31, 2013												
ALLL for loans and leases individually evaluated for impairment	$ 103	$ 6,873	$ 209	$ 771	$ 54	$ —	$ 1,586	$ 372	$ 72	$ 121	$ —	$ 10,161
ALLL for loans and leases collectively evaluated for impairment	10,232	93,384	800	21,591	4,695	190	8,925	15,867	609	13,420	—	169,713
Nonspecific ALLL	—	—	—	—	—	—	—	—	—	—	—	—
Total allowance for loan and lease losses	$ 10,335	$ 100,257	$ 1,009	$ 22,362	$ 4,749	$ 190	$ 10,511	$ 16,239	$ 681	$ 13,541	$ —	$ 179,874
December 31, 2012												
ALLL for loans and leases individually evaluated for impairment	$ 2,469	$ 11,697	$ 298	$ 2,133	$ 202	$ 53	$ 959	$ 1	$ 287	$ 256	$ —	$ 18,355
ALLL for loans and leases collectively evaluated for impairment	3,562	68,532	1,761	11,917	3,319	1,122	2,877	25,184	1,434	25,133	—	144,841
Nonspecific ALLL	—	—	—	—	—	—	—	—	—	—	15,850	15,850
Total allowance for loan and lease losses	$ 6,031	$ 80,229	$ 2,059	$ 14,050	$ 3,521	$ 1,175	$ 3,836	$ 25,185	$ 1,721	$ 25,389	$ 15,850	$ 179,046

	Construction and land development - commercial	Commercial mortgage	Other commercial real estate	Commercial and industrial	Lease financing	Other	Residential mortgage	Revolving mortgage	Construction and land development -non-commercial	Consumer	Non-specific	Total
	(dollars in thousands)											
Loan and leases:												
December 31, 2013												
Loans and leases individually evaluated for impairment	$ 2,272	$ 97,111	$ 1,878	$ 9,300	$ 188	$ —	$ 15,539	$ 3,596	$ 1,108	$ 1,154	$ —	$ 132,146
Loans and leases collectively evaluated for impairment	317,575	6,265,379	176,876	1,071,858	381,575	175,336	966,882	2,109,689	121,684	385,298	—	11,972,152
Total loan and leases	$ 319,847	$ 6,362,490	$ 178,754	$ 1,081,158	$ 381,763	$ 175,336	$ 982,421	$ 2,113,285	$ 122,792	$ 386,452	$ —	$ 12,104,298
December 31, 2012												
Loans and leases individually evaluated for impairment	$ 17,075	$ 133,804	$ 3,375	$ 22,619	$ 804	$ 707	$ 15,836	$ 4,203	$ 1,321	$ 2,509	$ —	$ 202,253
Loans and leases collectively evaluated for impairment	292,115	5,895,631	157,605	1,015,911	329,875	124,974	807,053	2,205,930	130,671	414,097	—	11,373,862
Total loan and leases	$ 309,190	$ 6,029,435	$ 160,980	$ 1,038,530	$ 330,679	$ 125,681	$ 822,889	$ 2,210,133	$ 131,992	$ 416,606	$ —	$ 11,576,115

	Construction and land development - commercial	Commercial mortgage	Other commercial real estate	Commercial and industrial	Lease financing	Residential mortgage	Revolving mortgage	Construction and land development - noncommercial	Consumer and other	Total
	(dollars in thousands)									
Acquired Loans										
Allowance for loan and lease losses:										
Balance at January 1, 2012	$ 16,693	$ 39,557	$ 16,862	$ 5,500	$ 13	$ 5,433	$ 77	$ 4,652	$ 474	$ 89,261
Provision	23,160	34,227	(4,372)	11,839	(13)	18,401	10,796	6,520	281	100,839
Charge-offs	(8,667)	(23,509)	(1,256)	(8,442)	—	(4,139)	(1,119)	(2,885)	(253)	(50,270)
Recoveries	—	—	—	—	—	142	—	—	—	142
Balance at December 31, 2012	31,186	50,275	11,234	8,897	—	19,837	9,754	8,287	502	139,972
Provision	(22,942)	(3,872)	(8,949)	470	—	(5,487)	(6,399)	(4,170)	(195)	(51,544)
Charge-offs	(6,924)	(16,497)	(931)	(4,092)	—	(2,548)	(396)	(3,435)	(85)	(34,908)
Recoveries	- -	—	—	—	—	—	—	—	—	—
Balance at December 31, 2013	$ 1,320	$ 29,906	$ 1,354	$ 5,275	$ —	$ 11,802	$ 2,959	$ 682	$ 222	$ 53,520
Allowance for loan and lease losses:										
December 31, 2013										
ALLL for loans and leases acquired with deteriorated credit quality	$ 1,320	$ 29,906	$ 1,354	$ 5,275	$ —	$ 11,802	$ 2,959	$ 682	$ 222	$ 53,520
December 31, 2012										
ALLL for loans and leases acquired with deteriorated credit quality	31,186	50,275	11,234	8,897	—	19,837	9,754	8,287	502	139,972
Loans and leases:										
December 31, 2013										
Loans and leases acquired with deteriorated credit quality	78,915	642,891	41,381	17,254	—	213,851	30,834	2,583	1,717	1,029,426
December 31, 2012										
Loans and leases acquired with deteriorated credit quality	237,906	1,054,473	107,119	49,463	—	297,926	38,710	20,793	2,845	1,809,235

The following tables provide information on originated impaired loans and leases, exclusive of loans and leases evaluated collectively as a homogeneous group, including interest income recognized in the period during which the loans and leases were considered impaired.

	With a recorded allowance	With no recorded allowance	Total	Unpaid principal balance	Related allowance recorded
	(dollars in thousands)				
December 31, 2013					
Impaired originated loans and leases					
Construction and land development – commercial	$ 1,025	$ 1,247	$ 2,272	$ 7,306	$ 103
Commercial mortgage	57,819	39,292	97,111	103,522	6,873
Other commercial real estate	783	1,095	1,878	2,279	209
Commercial and industrial	7,197	2,103	9,300	10,393	771
Lease financing	133	55	188	188	54
Residential mortgage	11,534	4,005	15,539	15,939	1,586
Revolving mortgage	3,382	214	3,596	3,596	372
Construction and land development – noncommercial	651	457	1,108	1,108	72
Consumer	1,154	—	1,154	1,154	121
Total impaired originated loans and leases	$ 83,678	$ 48,468	$ 132,146	$ 145,485	$ 10,161
December 31, 2012					
Impaired originated loans and leases					
Construction and land development – commercial	$ 5,941	$ 11,134	$ 17,075	$ 32,898	$ 2,469
Commercial mortgage	39,648	94,156	133,804	136,743	11,697
Other commercial real estate	1,425	1,950	3,375	3,475	298
Commercial and industrial	7,429	15,190	22,619	22,619	2,133
Lease financing	665	139	804	804	202
Other	—	707	707	707	53
Residential mortgage	9,346	6,490	15,836	16,229	959
Revolving mortgage	1,238	2,965	4,203	4,203	1
Construction and land development – noncommercial	1,162	159	1,321	1,321	287
Consumer	1,609	900	2,509	2,509	256
Nonspecific	—	—	—	—	—
Total impaired originated loans and leases	$ 68,463	$ 133,790	$ 202,253	$ 221,508	$ 18,355

	YTD Average Balance	YTD Interest Income Recognized
	(dollars in thousands)	
Year ended December 31, 2013		
Originated impaired loans and leases:		
Construction and land development – commercial	$ 6,414	$ 270
Commercial mortgage	105,628	5,702
Other commercial real estate	2,658	144
Commercial and industrial	12,772	642
Lease financing	350	22
Other	—	—
Residential mortgage	15,470	444
Revolving mortgage	5,653	485
Construction and land development – noncommercial	958	55
Consumer	1,427	53
Total originated impaired loans and leases	$ 151,330	$ 7,817
Year ended December 31, 2012		
Originated impaired loans and leases:		
Construction and land development – commercial	$ 22,493	$ 399
Commercial mortgage	96,082	4,630
Other commercial real estate	2,690	142
Commercial and industrial	13,658	788
Lease financing	497	37
Other	424	23
Residential mortgage	14,951	586
Revolving mortgage	2,931	68
Construction and land development – noncommercial	2,850	41
Consumer	1,850	21
Total originated impaired loans and leases	$ 158,426	$ 6,735
Year ended December 31, 2011		
Originated impaired loans and leases:		
Construction and land development – commercial	$ 26,612	$ 56
Commercial mortgage	65,729	1,330
Other commercial real estate	1,368	55
Commercial and industrial	12,984	456
Lease financing	587	21
Other	38	—
Residential mortgage	9,252	300
Revolving mortgage	—	—
Construction and land development – noncommercial	2,022	105
Consumer	636	18
Total originated impaired loans and leases	$ 119,228	$ 2,341

At December 31, 2013, acquired loans that have had an adverse change in expected cash flows since the date of acquisition equaled $459.9 million, for which $53.5 million in related allowance for loan losses has been recorded.

Troubled Debt Restructurings

BancShares accounts for certain loan modifications or restructurings as troubled debt restructurings (TDRs). In general, the modification or restructuring of a loan is considered a TDR if, for economic reasons or legal reasons related to a borrower's financial difficulties, a concession is granted to the borrower that creditors would not otherwise consider. Concessions may relate to the contractual interest rate, maturity date, payment structure or other actions. In accordance with GAAP, loans acquired under ASC 310-30, *Loans and Debt Securities Acquired with Deteriorated Credit Quality,* are not initially considered to be TDRs, but can be classified as such if a modification is made subsequent to acquisition. The following table provides a summary of total TDRs by accrual status.

	December 31, 2013			December 31, 2012		
	Accruing	Nonaccruing	Total	Accruing	Nonaccruing	Total
	(dollars in thousands)					
Commercial loans						
Construction and land development – commercial	$ 21,032	$ 1,002	$ 22,034	$ 47,368	$ 26,920	$ 74,288
Commercial mortgage	113,323	23,387	136,710	151,728	37,603	189,331
Other commercial real estate	3,470	1,150	4,620	10,137	2,194	12,331
Commercial and industrial	9,838	1,142	10,980	10,940	7,237	18,177
Lease	49	—	49	224	—	224
Total commercial loans	147,712	26,681	174,393	220,397	73,954	294,351
Noncommercial						
Residential	23,343	3,663	27,006	28,777	5,828	34,605
Revolving mortgage	3,095	—	3,095	48	—	48
Construction and land development – noncommercial	651	457	1,108	1,657	—	1,657
Consumer and other	1,154	—	1,154	2,509	—	2,509
Total noncommercial loans	28,243	4,120	32,363	32,991	5,828	38,819
Total loans	$ 175,955	$ 30,801	$ 206,756	$ 253,388	$ 79,782	$ 333,170

Total troubled debt restructurings at December 31, 2013, equaled $206.8 million, of which $102.3 million were acquired and $104.4 million were originated. TDRs at December 31, 2012, totaled $333.2 million, which consisted of $193.2 million acquired and $140.0 million that were originated.

The majority of TDRs are included in the special mention, substandard or doubtful grading categories, which results in more elevated loss expectations when determining the expected cash flows that are used to determine the allowance for loan losses associated with these loans. When a restructured loan subsequently defaults, it is evaluated and downgraded if appropriate. The more severely graded the loan, the lower the estimated expected cash flows and the greater the allowance recorded. Further, TDRs over $500,000 and graded substandard or lower are evaluated individually for impairment through a review of collateral values.

The following tables provide the types of TDRs made during the three months ended December 31, 2013, and 2012, as well as a summary of loans that were modified as a TDR during the 12 months ended December 31, 2013, and 2012 that subsequently defaulted during the three months ended December 31, 2013, and 2012. BancShares defines payment default as movement of the TDR to nonaccrual status, foreclosure or charge-off, whichever occurs first.

	Three months ended December 31, 2013				Three months ended December 31, 2012			
	All restructurings		Restructurings with payment default		All restructurings		Restructurings with payment default	
	Number of Loans	Recorded investment at period end	Number of Loans	Recorded investment at period end	Number of Loans	Recorded investment at period end	Number of Loans	Recorded investment at period end
	(dollars in thousands)							
Originated loans								
Interest only period provided								
Commercial mortgage	1	$ 305	1	$ —	1	$ 861	1	$ 595
Commercial and industrial	1	198	—	—	2	337	1	746
Residential mortgage	—	—	—	—	—	—	1	559
Construction and land development-noncommercial	—	—	—	—	1	476	—	—
Total interest only	2	503	1	—	4	1,674	3	1,900
Loan term extension								
Commercial mortgage	1	770	—	—	7	2,319	3	122
Commercial and industrial	—	—	—	—	1	24	1	24
Residential mortgage	3	241	—	—	1	16	1	108
Consumer	—	—	—	—	1	8	—	—
Total loan term extension	4	1,011	—	—	10	2,367	5	254
Below market interest rate								
Commercial mortgage	8	3,964	1	295	8	3,444	1	490
Commercial and industrial	—	—	—	—	3	311	—	—
Residential mortgage	6	347	—	—	2	130	1	59
Revolving mortgage	6	496	2	378	—	—	—	—
Consumer	—	—	—	—	2	16	—	—
Total below market interest rate	20	4,807	3	673	15	3,901	2	549
Discharged from bankruptcy								
Residential mortgage	1	32	—	—	—	—	—	—
Revolving mortgage	—	—	3	130	—	—	—	—
Total discharged from bankruptcy	1	32	3	130	—	—	—	—
Total originated restructurings	27	$ 6,353	7	$ 803	29	$ 7,942	10	$ 2,703

	Three months ended December 31, 2013				Three months ended December 31, 2012			
	All restructurings		Restructurings with payment default		All restructurings		Restructurings with payment default	
	Number of loans	Recorded investment at period end	Number of loans	Recorded investment at period end	Number of loans	Recorded investment at period end	Number of loans	Recorded investment at period end
	(dollars in thousands)							
Acquired loans								
Interest only period provided								
Commercial mortgage	2	$ 403	—	$ —	—	$ —	—	$ —
Other commercial real estate	—	—	—	—	1	2,994	—	—
Total interest only	2	403	—	—	1	2,994	—	—
Loan term extension								
Construction and land development – commercial	1	100	—	—	—	—	—	—
Commercial mortgage	—	—	1	157	—	—	—	—
Residential mortgage	—	—	—	—	—	—	1	66
Total loan term extension	1	100	1	157	—	—	1	66
Below market interest rate								
Construction and land development – commercial	—	—	—	—	3	17,615	3	7,050
Commercial mortgage	1	165	2	2,183	4	2,715	1	1,229
Commercial and industrial	—	—	—	—	1	253	—	—
Residential mortgage	1	100	—	—	3	2,542	3	122
Total below market interest rate	2	265	2	2,183	11	23,125	7	8,401
Other concession								
Residential mortgage	—	—	—	—	—	—	1	54
Total other concession	—	—	—	—	—	—	1	54
Total restructurings	5	$ 768	3	$ 2,340	12	$ 26,119	9	$ 8,521

For the three months ended December 31, 2013, the recorded investment in troubled debt restructurings subsequent to modification was not materially impacted by the modification since forgiveness of principal is not a restructuring option frequently used by BancShares.

The following tables provide the types of TDRs made during the 12 months ended December 31, 2013, and 2012, as well as a summary of loans that were modified as a TDR during the 12 months ended December 31, 2013, and 2012 that subsequently defaulted during the 12 months ended December 31, 2013, and 2012. BancShares defines payment default as movement of the TDR to nonaccrual status, foreclosure or charge-off, whichever occurs first.

	Year ended December 31, 2013				Year ended December 31, 2012			
	All restructurings		Restructurings with payment default		All restructurings		Restructurings with payment default	
	Number of Loans	Recorded investment at period end	Number of Loans	Recorded investment at period end	Number of Loans	Recorded investment at period end	Number of Loans	Recorded investment at period end
	(dollars in thousands)							
Originated loans								
Interest only period provided								
Construction and land development – commercial	—	$ —	—	$ —	2	$ 316	—	$ —
Commercial mortgage	6	1,520	1	—	12	3,891	3	1,440
Commercial and industrial	2	397	—	—	2	574	—	—
Other commercial real estate	1	—	—	—	—	—	—	—
Residential mortgage	1	630	—	—	2	893	2	893
Total interest only	10	2,547	1	—	18	5,674	5	2,333
Loan term extension								
Construction and land development – commercial	—	—	—	—	2	7,667	—	—
Commercial mortgage	9	3,270	—	—	50	16,818	13	3,456
Other commercial real estate	—	—	—	—	3	1,318	—	—
Commercial and industrial	1	47	—	—	11	1,363	4	169
Lease financing	—	—	—	—	3	166	—	—
Residential mortgage	11	539	—	—	9	521	2	155
Construction and land development – noncommercial	—	—	—	—	1	158	—	—
Consumer	2	62	—	—	7	1,132	—	—
Total loan term extension	23	3,918	—	—	86	29,143	19	3,780
Below market interest rate								
Construction and land development – commercial	3	609	—	—	1	227	—	—
Commercial mortgage	28	10,873	1	295	12	7,333	1	490
Commercial and industrial	3	851	—	—	11	1,584	1	—
Other commercial real estate	2	378	—	—	—	—	—	—
Residential mortgage	21	1,235	—	—	13	1,887	5	828
Revolving mortgage	13	801	3	451	1	48	1	48
Construction & land development – noncommercial	4	269	—	—	—	—	—	—
Consumer	3	219	—	—	4	17	1	—
Total below market interest rate	77	15,235	4	746	42	11,096	9	1,366
Discharged from bankruptcy								
Residential mortgage	7	510	2	60	—	—	—	—
Revolving mortgage	31	2,577	6	274	—	—	—	—
Total discharged from bankruptcy	38	3,087	8	334	—	—	—	—
Other concession								
Commercial mortgage	—	—	—	—	3	1,036	—	—
Residential mortgage	—	—	—	—	1	384	—	—
Total other concession	—	—	—	—	4	1,420	—	—
Total originated restructurings	148	$ 24,787	13	$ 1,080	150	$ 47,333	33	$ 7,479

	Year ended December 31, 2013				Year ended December 31, 2012			
	All restructurings		Restructurings with payment default		All restructurings		Restructurings with payment default	
	Number of Loans	Recorded investment at period end	Number of Loans	Recorded investment at period end	Number of Loans	Recorded investment at period end	Number of Loans	Recorded investment at period end
	(dollars in thousands)							
Acquired loans								
Interest only period provided								
Construction and land development – commercial	1	$ 2,590	1	$ 2,590	2	$ 496	1	$ 356
Commercial mortgage	5	2,880	1	299	4	10,404	1	234
Other commercial real estate	—	—	—	—	1	2,994	—	—
Commercial and industrial	1	21	—	—	1	170	—	—
Residential mortgage	1	39	—	—	1	98	—	—
Total interest only	8	5,530	2	2,889	9	14,162	2	590
Loan term extension								
Construction and land development – commercial	6	2,247	—	—	9	7,294	1	3,703
Commercial mortgage	1	157	1	157	4	2,584	—	—
Commercial and industrial	2	1,080	—	—	2	158	—	—
Residential mortgage	3	5,153	2	5,120	4	5,111	2	4,629
Total loan term extension	12	8,637	3	5,277	19	15,147	3	8,332
Below market interest rate								
Construction and land development – commercial	2	106	—	—	13	19,953	5	8,781
Commercial mortgage	12	7,513	4	2,418	18	19,100	6	3,906
Other commercial real estate	—	—	—	—	2	1,954	—	—
Commercial and industrial	2	493	—	—	5	1,299	2	—
Residential mortgage	10	2,088	5	1,475	21	4,622	10	490
Construction and land development – noncommercial	—	—	—	—	1	—	1	—
Total below market interest rate	26	10,200	9	3,893	60	46,928	24	13,177
Other concession								
Commercial mortgage	1	110	—	—	—	—	—	—
Residential mortgage	—	—	—	—	1	54	1	54
Total other concession	1	110	—	—	1	54	1	54
Total acquired restructurings	47	$ 24,477	14	$ 12,059	89	$ 76,291	30	$ 22,153

NOTE E
PREMISES AND EQUIPMENT

Major classifications of premises and equipment at December 31, 2013, and 2012, are summarized as follows:

	2013	2012
	(dollars in thousands)	
Land	$ 204,259	$ 202,168
Premises and leasehold improvements	875,511	840,149
Furniture and equipment	394,348	390,345
Total	1,474,118	1,432,662
Less accumulated depreciation and amortization	597,596	549,894
Total premises and equipment	$ 876,522	$ 882,768

There were no premises pledged to secure borrowings at December 31, 2013, and 2012.

BancShares leases certain premises and equipment under various lease agreements that provide for payment of property taxes, insurance and maintenance costs. Operating leases frequently provide for one or more renewal options on the same basis as current rental terms. However, certain leases require increased rentals under cost of living escalation clauses. Some leases also provide purchase options.

Future minimum rental commitments for noncancellable operating leases with initial or remaining terms of one or more years consisted of the following at December 31, 2013:

Year ended December 31 (dollars in thousands)	
2014	$ 17,181
2015	13,004
2016	8,539
2017	5,969
2018	4,574
Thereafter	41,554
Total minimum payments	$ 90,821

Total rent expense for all operating leases amounted to $21.4 million in 2013, $23.6 million in 2012 and $24.7 million in 2011, net of rent income, which totaled $1.8 million, $1.7 million and $1.7 million during 2013, 2012 and 2011, respectively.

NOTE F
OTHER REAL ESTATE OWNED

The following table explains changes in other real estate owned during 2013 and 2012.

	Covered	Noncovered	Total
	(dollars in thousands)		
Balance at January 1, 2012	$ 148,599	$ 50,399	$ 198,998
Additions	105,059	35,586	140,645
Sales	(124,435)	(33,564)	(157,999)
Writedowns	(26,646)	(8,908)	(35,554)
Balance at December 31, 2012	102,577	43,513	146,090
Additions	59,034	33,908	92,942
Sales	(96,744)	(36,168)	(132,912)
Writedowns	(17,786)	(4,355)	(22,141)
Balance at December 31, 2013	$ 47,081	$ 36,898	$ 83,979

NOTE G
RECEIVABLE FROM THE FDIC FOR LOSS SHARE AGREEMENTS

The following table presents the changes in the receivable for loss share agreements:

	Year ended December 31		
	2013	2012	2011
	(dollars in thousands)		
Balance at January 1	$ 270,192	$ 617,377	$ 671,023
Additional receivable from acquisitions	—	—	316,932
Amortization of discounts and premiums, net	(85,651)	(102,394)	(32,960)
Cash payments from FDIC	(19,373)	(251,972)	(293,067)
Post-acquisition and other adjustments, net	(71,771)	7,181	(44,551)
Balance at December 31	$ 93,397	$ 270,192	$ 617,377

The receivable from the FDIC for loss share agreements is measured separately from the related covered assets and is recorded at fair value at the acquisition date using projected cash flows related to the loss share agreements based on the expected reimbursements for losses and the applicable loss share percentages. See Note T for information related to BancShares' recorded payable to the FDIC for loss share agreements.

Post-acquisition adjustments represent the net change in loss estimates related to acquired loans and covered OREO as a result of changes in expected cash flows and the allowance for loan and lease losses related to those covered loans. For loans covered by loss share agreements, subsequent decreases in the amount expected to be collected from the borrower or collateral liquidation result in a provision for loan and lease losses, an increase in the allowance for loan and lease losses and a proportional adjustment to the receivable from the FDIC for the estimated amount to be reimbursed. Subsequent increases in the amount expected to be collected from the borrower or collateral liquidation result in the reversal of any previously recorded provision for loan and lease losses and related allowance for loan and lease losses and adjustments to the receivable from the FDIC, or prospective adjustment to the accretable yield and the related receivable from the FDIC if no provision for loan and lease losses had been recorded previously. Other adjustments include those resulting from unexpected recoveries of amounts previously charged off.

NOTE H
MORTGAGE SERVICING RIGHTS

Mortgage servicing rights totaled $16,000 and $1.8 million at December 31, 2013, and 2012, respectively. During 2013, BancShares sold substantially all of its servicing asset. During 2011, BancShares acquired the rights to service mortgage loans that had previously been sold by United Western. The acquired asset was recorded at its fair value and amortized over the remaining estimated servicing life, which was estimated to be 60 months as of the acquisition date. BancShares does not hedge its mortgage servicing asset.

NOTE I
DEPOSITS

Deposits at December 31 are summarized as follows:

	2013	2012
	(dollars in thousands)	
Demand	$ 5,241,817	$ 4,885,700
Checking With Interest	2,445,972	2,363,317
Money market accounts	6,306,942	6,357,309
Savings	1,004,097	905,456
Time	2,875,238	3,574,243
Total deposits	$ 17,874,066	$ 18,086,025

Time deposits with a minimum denomination of $100,000 totaled $1.27 billion and $1.61 billion at December 31, 2013, and 2012, respectively.

At December 31, 2013, the scheduled maturities of time deposits were:

Year	Scheduled maturities
	(dollars in thousands)
2014	$ 1,920,998
2015	532,711
2016	296,073
2017	87,179
2018	38,277
Thereafter	—
Total time deposits	$ 2,875,238

NOTE J
SHORT-TERM BORROWINGS

Short-term borrowings at December 31 are as follows:

	2013	2012
	(dollars in thousands)	
Master notes	$ 411,907	$ 399,047
Repurchase agreements	96,960	111,907
Notes payable to Federal Home Loan Banks	—	55,000
Federal funds purchased	2,551	2,551
Total short-term borrowings	$ 511,418	$ 568,505

At December 31, 2013, BancShares and FCB had unused credit lines allowing contingent access to overnight borrowings of up to $665.0 million on an unsecured basis. Additionally, under borrowing arrangements with the Federal Home Loan Bank of Atlanta, FCB has access to an additional $1.14 billion on a secured basis.

NOTE K
LONG-TERM OBLIGATIONS

Long-term obligations at December 31 include:

	2013	2012
	(dollars in thousands)	
Junior subordinated debenture at 3-month LIBOR plus 1.75 percent maturing June 30, 2036	$ 96,392	$ 96,392
Subordinated notes payable at 5.125 percent maturing June 1, 2015	125,000	125,000
Obligations under capitalized leases extending to June 2026	6,515	10,020
Notes payable to Federal Home Loan Bank of Atlanta with rates ranging from 2.00 percent to 3.88 percent and maturing through September 2021	240,283	170,299
Note payable to the Federal Home Loan Bank of Seattle with a rate of 4.74 percent and a maturity date of July 2017	10,000	10,000
Unamortized acquisition accounting adjustments	2,449	3,069
Other long-term debt	30,130	30,141
Total long-term obligations	$ 510,769	$ 444,921

Long-term obligations maturing in each of the five years subsequent to December 31, 2013, include:

Year	Scheduled maturities
(dollars in thousands)	
2014	$ 2,908
2015	205,422
2016	—
2017	11,005
2018	121,444
Thereafter	169,990
Total long-term obligations	$ 510,769

NOTE L
ESTIMATED FAIR VALUES

Fair value estimates are intended to represent the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. Where there is no active market for a financial instrument, BancShares has made estimates using discounted cash flow or other valuation techniques. Inputs to these valuation methods are subjective in nature, involve uncertainties and require significant judgment and therefore cannot be determined with precision. Accordingly, the derived fair value estimates presented below are not necessarily indicative of the amounts BancShares could realize in a current market exchange.

Assets and liabilities are recorded at fair value according to a fair value hierarchy comprised of three levels. The levels are based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. The level of an asset or liability within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement (with level 1 considered highest and level 3 considered lowest). A brief description of each level follows:

- Level 1 values are based on quoted prices for identical instruments in active markets.
- Level 2 values are based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market.
- Level 3 values are generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates that market participants would use in pricing the asset or liability. Valuation techniques include the use of discounted cash flow models and similar techniques.

The methodologies used to estimate the fair value of financial assets and financial liabilities are discussed below:

Investment securities. U.S.Treasury, government agency, mortgage-backed securities and state, county and municipal securities are measured at fair value using significant observable inputs such as benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities and bids/offers. The inputs used for these securities are considered level 2 inputs. Equity securities are measured at fair value using observable closing prices. Management also considers the level of market activity by examining the trade volume of each security. Due to the relatively inactive nature of the markets, the inputs used for these securities are considered level 2 inputs.

Loans held for sale. Fair value for loans held for sale is generally based on market prices for loans with similar characteristics or external valuations. The inputs used in the fair value measurements for loans held for sale are considered level 2 inputs.

Loans and leases (acquired and originated). For variable rate loans, carrying value is a reasonable estimate of fair value. For fixed rate loans, fair values are estimated based on discounted future cash flows using the current interest rates at which loans with similar terms would be made to borrowers of similar credit quality. Additional valuation adjustments are made for liquidity and credit risk. The inputs used in the fair value measurements for loans and leases are considered level 3 inputs.

Receivable from the FDIC for loss share agreements. Fair value is estimated based on discounted future cash flows using current discount rates. Due to post-acquisition improvements in expected losses, significant portions of the FDIC receivable will be recovered through amortization of the receivable over the remaining life of the loss share agreement rather than by cash flows from the FDIC. The estimated amounts to be amortized in future periods have no fair value. The inputs used in the fair value measurements for the FDIC receivable are considered level 3 inputs. The FDIC loss share agreements are not transferable and, accordingly, there is no market for this receivable.

FHLB stock. The carrying amount of FHLB stock is a reasonable estimate of fair value as these securities are not readily marketable and are evaluated for impairment based on the ultimate recoverability of the par value. BancShares considers positive and negative evidence, including the profitability and asset quality of the issuer, dividend payment history and recent redemption experience, when determining the ultimate recoverability of the par value. BancShares believes its investment in FHLB stock is ultimately recoverable at par.

Preferred stock issued under the TARP program. Preferred securities issued under the Troubled Asset Recovery Program are recorded at cost and are evaluated quarterly for impairment based on the ultimate recoverability of the purchase price. The fair value of these securities is derived from a third-party proprietary model that is considered to be a level 3 input.

Deposits. For non-time deposits and variable rate time deposits, carrying value is a reasonable estimate of fair value. The fair value of fixed rate time deposits is estimated by discounting future cash flows using the interest rates currently offered for deposits of similar remaining maturities. The inputs used in the fair value measurements for deposits are considered level 2 inputs.

Long-term obligations. For fixed rate trust preferred securities, the fair values are determined based on recent trades of the actual security. For other long-term obligations, fair values are estimated by discounting future cash flows using current interest rates for similar financial instruments. The inputs used in the fair value measurements for long-term obligations are considered level 2 inputs.

Payable to the FDIC for loss share agreements. The fair value of the payable to the FDIC for loss share agreements is determined by the projected cash flows based on expected payments to the FDIC in accordance with the loss share agreements. Cash flows are discounted to reflect the timing of the estimated amounts due to the FDIC. The inputs used in the fair value measurements for the payable to the FDIC are considered level 3 inputs. See Note T for more information on the payable to the FDIC.

Interest rate swap. Under the terms of the existing cash flow hedge, BancShares pays a fixed payment to the counterparty in exchange for receipt of a variable payment that is determined based on the three-month LIBOR rate. The fair value of the cash flow hedge is, therefore, based on projected LIBOR rates for the duration of the hedge, values that, while observable in the market, are subject to adjustment due to pricing considerations for the specific instrument. If the fair value of the swap is a net asset, the risk of default by the counterparty is considered in the determination of fair value and is considered a level 3 input. The inputs used in the fair value measurements of the interest rate swap are considered level 2 inputs.

Off-balance-sheet commitments and contingencies. Carrying amounts are reasonable estimates of the fair values for such financial instruments. Carrying amounts include unamortized fee income and, in some cases, reserves for any credit losses from those financial instruments. These amounts are not material to BancShares' financial position.

For all other financial assets and financial liabilities, the carrying value is a reasonable estimate of the fair value as of December 31, 2013, and December 31, 2012. The carrying value and fair value for these assets and liabilities are equivalent because they are relatively short term in nature and there is no interest rate or credit risk relating to them that would cause the fair value to differ from the carrying value.

	December 31, 2013		December 31, 2012	
	Carrying value	Fair value	Carrying value	Fair value
	(dollars in thousands)			
Cash and due from banks	$ 533,599	$ 533,599	$ 639,730	$ 639,730
Overnight investments	859,324	859,324	443,180	443,180
Investment securities available for sale	5,387,703	5,387,703	5,226,228	5,226,228
Investment securities held to maturity	907	974	1,342	1,448
Loans held for sale	47,271	47,956	86,333	87,654
Acquired loans, net of allowance for loan and lease losses	975,906	956,388	1,669,263	1,635,878
Originated loans, net of allowance for loan and lease losses	11,924,424	11,589,149	11,397,069	11,238,597
Receivable from the FDIC for loss share agreements (1)	93,397	38,438	270,192	100,161
Income earned not collected	48,390	48,390	47,666	47,666
Stock issued by:				
Federal Home Loan Bank of Atlanta	30,813	30,813	36,139	36,139
Federal Home Loan Bank of San Francisco	5,756	5,756	10,107	10,107
Federal Home Loan Bank of Seattle	4,250	4,250	4,410	4,410
Preferred stock	33,564	34,786	40,768	40,793
Deposits	17,874,066	17,898,570	18,086,025	18,126,893
Short-term borrowings	511,418	511,418	568,505	568,505
Long-term obligations	510,769	526,037	444,921	472,642
Payable to the FDIC for loss share agreements	109,378	111,941	101,641	111,679
Accrued interest payable	6,737	6,737	9,353	9,353
Interest rate swap	7,220	7,220	10,398	10,398

(1) The fair value of the FDIC receivable excludes receivable related to accretable yield to be amortized in prospective periods.

Among BancShares' assets and liabilities, investment securities available for sale and interest rate swaps accounted for as cash flow hedges are reported at their fair values on a recurring basis. Certain other assets are adjusted to their fair value on a nonrecurring basis, including loans held for sale, which are carried at the lower of cost or fair value. Impaired loans, OREO, goodwill and other intangible assets are periodically tested for impairment. Loans held for investment, deposits, short-term borrowings and long-term obligations are not reported at fair value. BancShares did not elect to voluntarily report any assets or liabilities at fair value.

For assets and liabilities carried at fair value on a recurring basis, the following table provides fair value information as of December 31, 2013, and December 31, 2012.

		Fair value measurements using:		
	Fair value	Level 1	Level 2	Level 3
	(dollars in thousands)			
December 31, 2013				
Assets measured at fair value				
Investment securities available for sale				
U.S. Treasury	$ 373,437	$ —	$ 373,437	$ —
Government agency	2,544,229	—	2,544,229	—
Mortgage-backed securities	2,446,873	—	2,446,873	—
Equity securities	22,147	—	22,147	—
State, county, municipal	187	—	187	—
Other	830	—	830	—
Total	$ 5,387,703	$ —	$ 5,387,703	$ —
Liabilities measured at fair value				
Interest rate swaps accounted for as cash flow hedges	$ 7,220	$ —	$ 7,220	$ —
December 31, 2012				
Assets measured at fair value				
Investment securities available for sale				
U.S. Treasury	$ 823,632	$ —	$ 823,632	$ —
Government agency	3,055,204	—	3,055,204	—
Mortgage-backed securities	1,329,657	—	1,329,657	—
Equity securities	16,365	—	16,365	—
State, county, municipal	550	—	550	—
Other	820	—	820	—
Total	$ 5,226,228	$ —	$ 5,226,228	$ —
Liabilities measured at fair value				
Interest rate swaps accounted for as cash flow hedges	$ 10,398	$ —	$ 10,398	$ —

During the third quarter of 2013, management reevaluated its fair value leveling methodology and the inputs utilized by the third party pricing services for the current and prior periods. Management concluded that due to the reliance on significant observable inputs, the fair values of its U.S. Treasury, Government agency and other securities should be classified as level 2 rather than the level 1 previously disclosed. Management also concluded that its equity securities should be classified as level 2 rather than the level 1 previously disclosed due to the inactive nature of the markets in which these securities trade.

There were no transfers between levels during the years ended December 31, 2013, and 2012, other than the reclassification referenced above, which was made for all periods presented.

Certain financial assets and liabilities are carried at fair value on a nonrecurring basis. Loans held for sale are carried at the lower of aggregate cost or fair value and are, therefore, carried at fair value only when fair value is less than the asset cost. Certain impaired loans are also carried at fair value. Noncovered OREO that has been recently remeasured is deemed to be at fair value. For financial assets and liabilities carried at fair value on a nonrecurring basis, the following table provides fair value information as of December 31, 2013, and December 31, 2012.

	Fair value	Fair value measurements using: Level 1	Level 2	Level 3
		(dollars in thousands)		
December 31, 2013				
Loans held for sale	$ 29,389	$ —	$ 29,389	$ —
Originated impaired loans	73,517	—	—	73,517
Other real estate not covered under loss share agreements remeasured during current year	20,526	—	—	20,526
Other real estate covered under loss share agreements remeasured during current year	37,587	—	—	37,587
December 31, 2012				
Loans held for sale	65,244	—	65,244	—
Originated impaired loans	51,644	—	—	51,644
Other real estate not covered under loss share agreements remeasured during current year	21,113	—	—	21,113
Other real estate covered under loss share agreements remeasured during current year	59,545	—	—	61,026

The value of loans held for sale are generally based on market prices for loans with similar characteristics or external valuations.

The value of impaired loans is determined by either collateral valuations or discounted present value of the expected cash flow calculations. Collateral values are determined using appraisals or other third-party value estimates of the subject property with discounts generally between 10 and 14 percent applied for estimated holding and selling costs and other external factors that may impact the marketability of the property. Impaired loans are assigned to an asset manager and monitored monthly for significant changes since the last valuation. If significant changes are noted, the asset manager orders a new valuation or adjusts the valuation accordingly. Expected cash flows are determined using expected loss rates developed from historic experience for loans with similar risk characteristics.

OREO is measured and reported at fair value using level 3 inputs for valuations based on unobservable criteria. The values of OREO are determined by collateral valuations. Collateral values are determined using appraisals or other third-party value estimates of the subject property with discounts generally between 10 and 14 percent applied for estimated holding and selling costs and other external factors that may impact the marketability of the property. Changes to the value of the assets between scheduled valuation dates are monitored through continued communication with brokers and monthly reviews by the asset manager assigned to each asset. The asset manager uses the information gathered from brokers and other market sources to identify any significant changes in the market or the subject property as they occur. Valuations are then adjusted or new appraisals are ordered to ensure the reported values reflect the most current information.

No financial liabilities were carried at fair value on a nonrecurring basis as of December 31, 2013, and December 31, 2012.

NOTE M
EMPLOYEE BENEFIT PLANS

BancShares sponsors benefit plans for its qualifying employees including a noncontributory defined benefit pension plan, a 401(k) savings plan and an enhanced 401(k) savings plan. These plans are qualified under the Internal Revenue Code. BancShares also maintains agreements with certain executives that provide supplemental benefits that are paid upon death or separation from service at an agreed-upon age.

Defined Benefit Pension Plan

Employees who were hired prior to April 1, 2007, and who qualify under length of service and other requirements may participate in a noncontributory defined benefit pension plan (Plan). Under the Plan, benefits are based on years of service and average earnings. BancShares made no contributions to the plan during 2013 or 2012, and does not anticipate making any contribution during 2014.

Obligations and Funded Status

The following table provides the changes in benefit obligation and plan assets and the funded status of the plan at December 31, 2013, and 2012.

	2013	2012
	(dollars in thousands)	
Change in benefit obligation		
Benefit obligation at January 1	$ 580,938	$ 493,648
Service cost	16,332	14,241
Interest cost	23,686	23,711
Actuarial (gain) loss	(74,060)	64,540
Benefits paid	(16,218)	(15,202)
Benefit obligation at December 31	530,678	580,938
Change in plan assets		
Fair value of plan assets at January 1	463,005	429,505
Actual return on plan assets	77,230	48,702
Employer contributions	—	—
Benefits paid	(16,218)	(15,202)
Fair value of plan assets at December 31	524,017	463,005
Funded status at December 31	$ (6,661)	$ (117,933)

The amounts recognized in the consolidated balance sheets as of December 31, 2013, and 2012, consist of:

	2013	2012
	(dollars in thousands)	
Other assets	$ —	$ —
Other liabilities	(6,661)	(117,933)
Net asset (liability) recognized	$ (6,661)	$ (117,933)

The following table details the amounts recognized in accumulated other comprehensive income at December 31, 2013, and 2012:

	2013	2012
	(dollars in thousands)	
Net loss (gain)	$ 16,605	$ 157,147
Less prior service cost	977	1,187
Accumulated other comprehensive loss, excluding income taxes	$ 17,582	$ 158,334

The following table provides expected amortization amounts for 2014.

	(dollars in thousands)
Actuarial loss	$ 6,184
Prior service cost	210
Total	$ 6,394

The accumulated benefit obligation for the plan at December 31, 2013, and 2012, equaled $448.7 million and $485.6 million, respectively. The Plan uses a measurement date of December 31.

The projected benefit obligation exceeded the fair value of plan assets as of December 31, 2013, and 2012. The fair value of plan assets exceeded the accumulated benefit obligation as of December 31, 2013. The accumulated benefit obligation exceeded the fair value of plan assets as of December 31, 2012.

The following table shows the components of periodic benefit cost related to the pension plan and changes in plan assets and benefit obligations recognized in other comprehensive income for the years ended December 31, 2013, 2012, and 2011.

	Year ended December 31		
	2013	2012	2011
	(dollars in thousands)		
Service cost	$ 16,332	$ 14,241	$ 13,265
Interest cost	23,686	23,711	23,810
Expected return on assets	(27,733)	(28,478)	(29,184)
Amortization of prior service cost	210	210	210
Amortization of net actuarial loss	16,985	11,026	6,861
Total net periodic benefit cost	29,480	20,710	14,962
Current year actuarial (loss) gain	(123,557)	44,315	58,630
Amortization of actuarial loss	(16,985)	(11,026)	(6,861)
Amortization of prior service cost	(210)	(210)	(210)
Total recognized in other comprehensive income	(140,752)	33,079	51,559
Total recognized in net periodic benefit cost and other comprehensive income	$ (111,272)	$ 53,789	$ 66,521

The assumptions used to determine the benefit obligations as of December 31, 2013, and 2012, are as follows:

	2013	2012
	(dollars in thousands)	
Discount rate	4.90%	4.00%
Rate of compensation increase	4.00	4.00

The assumptions used to determine the net periodic benefit cost for the years ended December 31, 2013, 2012, and 2011, are as follows:

	2013	2012	2011
	(dollars in thousands)		
Discount rate	4.00 %	4.75 %	5.50%
Rate of compensation increase	4.00	4.00	4.50
Expected long-term return on plan assets	7.25	7.50	7.75

The estimated discount rate, which represents the interest rate that could be obtained for a suitable investment used to fund the benefit obligations, is based on a yield curve developed from high-quality corporate bonds across a full maturity spectrum. The projected cash flows of the pension plan are discounted based on this yield curve and a single discount rate is calculated to achieve the same present value.

The estimated long-term rate of return on plan assets is used to calculate the value of plan assets over time. The methodology utilized to establish the estimated long-term rate of return on plan assets considers the actual return on plan assets for various time horizons since 1999 as a predictor of probable future returns. Historical returns are modified as appropriate by estimates of future market conditions that may positively or negatively affect estimated future returns. The return on plan assets for the 15-year, 10-year and 5-year periods ended December 31, 2013, equaled 6.99 percent, 8.39 percent and 13.37 percent, respectively. Based on expectations of modest returns over the next several years, the assumed rate of return for 2013 was 7.25 percent compared to 7.50 percent in 2012.

Plan Assets

BancShares' primary total return objective is to achieve returns that, over the long term, will fund retirement liabilities and provide for the desired plan benefits in a manner that satisfies the fiduciary requirements of the Employee Retirement Income Security Act. The plan assets have a long-term time horizon that runs concurrent with the average life expectancy of the participants. As such, the Plan can assume a time horizon that extends well beyond a full market cycle and can assume a reasonable level of risk. It is expected, however, that both professional investment management and sufficient portfolio diversification will smooth volatility and help to generate a reasonable consistency of return. The investments are broadly diversified among economic sector, industry, quality and size in order to reduce risk and to produce incremental return. Within approved guidelines and restrictions, the investment manager has discretion over the timing and selection of individual investments. Plan assets are currently held by FCB Trust Department.

The fair values of pension plan assets at December 31, 2013, and 2012, by asset class are as follows:

Asset Class	Market Value	Quoted prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Nonobservable Inputs (Level 3)	Target Allocation	Actual % of Plan Assets
			(dollars in thousands)			
December 31, 2013						
Cash and equivalents	$ 2,517	$ 2,517	$ —	$ —	0 - 1%	1%
Equity securities					55 - 65%	62%
Large cap	218,023	218,023	—	—		
Mid cap	10,724	10,724	—	—		
Small cap	43,928	43,928	—	—		
International equity (developed)	10,535	10,535	—	—		
International equity (emerging)	40,643	40,643	—	—		
Fixed income			—	—	25-40%	28%
Investment grade bonds	74,501	—	74,501	—		
Intermediate bonds	48,746	—	48,746	—		
High-yield corporate bonds	10,111	—	10,111	—		
TIPS	4,395	4,395	—	—		
International emerging bond	10,119	—	10,119	—		
Alternative investments					0-10%	10%
Commodities	19,014	19,014	—	—		
Hedge fund composite	30,761	30,761		—		
Total pension assets	$ 524,017	$ 380,540	$ 143,477	$ —		100%
December 31, 2012						
Cash and equivalents	$ 3,088	$ 3,088	$ —	$ —	0 - 1%	1%
Equity securities					55 - 65%	56%
Large cap	172,512	172,512	—	—		
Mid cap	21,451	21,451	—	—		
Small cap	31,053	31,053	—	—		
International equity (developed)	9,537	9,537	—	—		
International equity (emerging)	24,276	24,276	—	—		
Fixed income					36-44%	36%
Investment grade bonds	71,986	—	71,986	—		
Intermediate bonds	59,052	—	59,052	—		
High-yield corporate bonds	18,487	—	18,487	—		
TIPS	7,613	7,613	—	—		
International emerging bond	9,348	—	9,348	—		
Alternative investments		—	—	—	0-8%	8%
Commodities	17,376	17,376	—	—		
Hedge fund composite	17,226	17,226		—		
Total pension assets	$ 463,005	$ 304,132	$ 158,873	$ —		100%

Cash Flows

BancShares anticipates making no contributions to the pension plan during 2014. Following are estimated payments to pension plan participants in the indicated periods:

Year	Projected benefit payments
(dollars in thousands)	
2014	$ 18,070
2015	19,662
2016	21,484
2017	23,244
2018	24,937
2019-2023	150,638

401(k) Savings Plans

Certain employees enrolled in the defined benefit plan are also eligible to participate in a 401(k) savings plan after 31 days of service through deferral of portions of their salary. For employees who participate in the 401(k) savings plan who also continue to accrue additional years of service under the defined benefit plan, based on the employee's contribution, BancShares matches up to 75 percent of the employee contribution.

At the end of 2007, current employees were given the option to continue to accrue additional years of service under the defined benefit plan or to elect to join an enhanced 401(k) savings plan. Under the enhanced 401(k) savings plan, based on the employee's contribution, BancShares matches up to 100 percent of the employee contribution. In addition to the employer match of the employee contributions, the enhanced 401(k) savings plan provides a guaranteed contribution to plan participants if they remain employed at the end of each calendar year. Employees who elected to enroll in the enhanced 401(k) savings plan discontinued the accrual of additional years of service under the defined benefit plan and became enrolled in the enhanced 401(k) savings plan effective January 1, 2008. Eligible employees hired after January 1, 2008, have the option to elect to participate in the enhanced 401(k) savings plan.

BancShares made participating contributions to both 401(k) plans totaling $14.9 million, $14.1 million and $13.6 million during 2013, 2012 and 2011, respectively.

Additional Benefits for Executives and Directors and Officers of Acquired Entities

FCB has entered into contractual agreements with certain executives that provide payments for a period of 10 years following separation from service at an agreed-upon age. These agreements also provide a death benefit in the event a participant dies before the term of the agreement ends. FCB has also assumed liability for contractual obligations to directors and officers of previously-acquired entities.

The following table provides the accrued liability as of December 31, 2013, and 2012, and the changes in the accrued liability during the years then ended:

	2013	2012
	(dollars in thousands)	
Present value of accrued liability as of January 1	$ 25,851	$ 25,586
Benefit expense	959	462
Benefits paid	(3,042)	(3,241)
Benefits forfeited	—	554
Interest cost	192	2,490
Present value of accrued liability as of December 31	$ 23,960	$ 25,851
Discount rate at December 31	4.90%	4.00%

NOTE N
OTHER NONINTEREST INCOME AND OTHER NONINTEREST EXPENSE

Recoveries of acquired loans previously charged off are included within other noninterest income. These recoveries totaled $29.7 million, $10.5 million and $13.5 million for years ended December 31, 2013, 2012, and 2011, respectively.

Other noninterest expense for the years ended December 31, 2013, 2012, and 2011, included the following:

	2013	2012	2011
		(dollars in thousands)	
Cardholder processing	$ 9,892	$ 11,816	$ 11,418
Merchant processing	35,279	33,313	37,196
Collection	21,209	25,591	23,237
Processing fees paid to third parties	15,095	14,454	16,336
Cardholder reward programs	10,154	4,325	11,780
Telecommunications	10,033	11,131	12,131
Consultant	9,740	3,915	3,021
Advertising	8,286	3,897	7,957
Other	73,700	71,369	81,860
Total other noninterest expense	$ 193,388	$ 179,811	$ 204,936

NOTE O
INCOME TAXES

At December 31, income tax expense consisted of the following:

	2013	2012	2011
		(dollars in thousands)	
Current tax expense			
Federal	$ 41,996	$ 85,875	$ 108,639
State	7,080	9,212	23,101
Total current tax expense	49,076	95,087	131,740
Deferred tax expense (benefit)			
Federal	38,974	(27,344)	(12,127)
State	8,915	(7,921)	(4,510)
Total deferred tax expense (benefit)	47,889	(35,265)	(16,637)
Total income tax expense	$ 96,965	$ 59,822	$ 115,103

Income tax expense differed from the amounts computed by applying the federal income tax rate of 35 percent to pretax income as a result of the following:

	2013	2012	2011
		(dollars in thousands)	
Income taxes at statutory rates	$ 92,633	$ 67,959	$ 108,546
Increase (reduction) in income taxes resulting from:			
Nontaxable income on loans, leases and investments, net of nondeductible expenses	(1,185)	(1,309)	(1,481)
State and local income taxes, including change in valuation allowance, net of federal income tax benefit	10,397	839	12,084
Tax credits	(5,569)	(7,279)	(5,166)
Other, net	689	(388)	1,120
Total income tax expense	$ 96,965	$ 59,822	$ 115,103

During the third quarter of 2013, BancShares adjusted its net deferred tax asset as a result of reductions in the North Carolina corporate income tax rate that were enacted July 23, 2013, and will become effective January 1, 2014, and January 1, 2015. The lower corporate income tax rate resulted in a reduction in the deferred tax asset and an increase in current period income tax expense. The lower effective tax rate for 2012 also reflects the impact of a $6.4 million credit to income tax expense resulting from the favorable outcome of state tax audits for the period 2008-2010, net of additional federal taxes.

The net deferred tax asset included the following components at December 31:

	2013	2012
	(dollars in thousands)	
Allowance for loan and lease losses	$ 90,790	$ 124,928
Pension liability	2,593	46,178
Executive separation from service agreements	9,940	10,123
State operating loss carryforward	79	652
Unrealized loss on cash flow hedge	2,786	4,106
Net unrealized loss on securities included in accumulated other comprehensive loss	6,541	—
Other	17,884	19,465
Deferred tax asset	130,613	205,452
Accelerated depreciation	6,226	12,465
Lease financing activities	10,216	10,366
Net unrealized gains on securities included in accumulated other comprehensive loss	—	13,292
Net deferred loan fees and costs	4,115	3,714
Intangible asset	11,929	11,897
Gain on FDIC-assisted transactions, deferred for tax purposes	57,895	29,694
Other	6,352	5,373
Deferred tax liability	96,733	86,801
Net deferred tax asset	$ 33,880	$ 118,651

No valuation allowance was necessary as of December 31, 2013, to reduce BancShares' gross state deferred tax asset to the amount that is more likely than not to be realized.

BancShares and its subsidiaries' federal income tax returns for 2010 through 2012 remain open for examination. Generally, the state jurisdictions in which BancShares files income tax returns are subject to examination for a period up to four years after returns are filed.

Under GAAP, the benefit of a position taken or expected to be taken in a tax return should be recognized when it is more likely than not that the position will be sustained based on its technical merit. The liability for unrecognized tax benefits was not material at December 31, 2013, and 2012, and changes in the liability were not material during 2013, 2012 and 2011. BancShares does not expect the liability for unrecognized tax benefits to change significantly during 2014. BancShares recognizes interest and penalties, if any, related to income tax matters in income tax expense, and the amounts recognized during 2013, 2012 and 2011 were not material.

NOTE P
TRANSACTIONS WITH RELATED PERSONS

BancShares and FCB have had, and expect to have in the future, banking transactions in the ordinary course of business with directors, officers and their associates (Related Persons) and entities that are controlled by Related Persons.

For those identified as Related Persons as of December 31, 2013, the following table provides an analysis of changes in the loans outstanding during 2013:

	(dollars in thousands)
Balance at January 1, 2013	$ 1,311
New loans	605
Repayments	(91)
Balance at December 31, 2013	$ 1,825

Unfunded loan commitments available to Related Persons totaled $5.5 million and $4.4 million as of December 31, 2013, and 2012, respectively.

During 2013, 2012 and 2011, fees from processing services included $21.6 million, $33.7 million and $34.5 million, respectively, for services rendered to entities controlled by Related Persons. The amounts recorded from the largest individual institution totaled $20.4 million, $22.8 million and $23.5 million for 2013, 2012 and 2011, respectively. Prior to 2013, BancShares provided various processing and operational services to other financial institutions, some of which are controlled by Related Persons. During the first quarter of 2013, BancShares sold its rights and most of its obligations under various service agreements with client banks, including two banks that are controlled by Related Persons. BancShares retained the processing services relationship with the largest client bank, which is controlled by Related Persons.

Investment securities available for sale include an investment in a financial institution controlled by Related Persons. This investment had a carrying value of $21.6 million and $16.1 million at December 31, 2013, and 2012, respectively. The investment had a cost of $452,000 at December 31, 2013, and $452,000 at December 31, 2012.

NOTE Q
DERIVATIVE

At December 31, 2013, BancShares had an interest rate swap that qualifies as a cash flow hedge under GAAP. For all periods presented, the fair value of the outstanding derivative is included in other liabilities in the consolidated balance sheets, and the net change in fair value is included in the consolidated statements of cash flows under the caption net change in other liabilities.

The following table provides the notional amount of the interest rate swap and the fair value of the liability as of December 31, 2013, and 2012.

	December 31, 2013		December 31, 2012	
	Notional amount	Estimated fair value of liability	Notional amount	Estimated fair value of liability
	(dollars in thousands)			
2011 interest rate swap hedging variable rate exposure on trust preferred securities 2011-2016	$ 93,500	$ 7,220	$ 93,500	$ 10,398

The interest rate swap is used for interest rate risk management purposes and converts variable-rate exposure on outstanding debt to a fixed rate. The interest rate swap has a notional amount of $93.5 million, representing the amount of variable rate trust preferred capital securities issued during 2006 and still outstanding at the swap inception date. The interest rate swap hedges interest payments through June 2016 and requires fixed-rate payments by BancShares at 5.50 percent in exchange for variable-rate payments of 175 basis points above the three-month LIBOR, which is equal to the interest paid to the holders of the trust preferred capital securities. Settlement of the swap occurs quarterly. As of December 31, 2013, and 2012, collateral with a fair value of $7.0 million and $9.7 million, respectively, was pledged to secure the existing obligation under the interest rate swap.

For cash flow hedges, the effective portion of the gain or loss due to changes in the fair value of the derivative hedging instrument is included in other comprehensive income (loss), while the ineffective portion, representing the excess of the cumulative change in the fair value of the derivative over the cumulative change in expected future discounted cash flows on the hedged transaction, is recorded in the consolidated income statement. BancShares' interest rate swap has been fully effective since inception. Therefore, changes in the fair value of the interest rate swap have had no impact on net income. For the years ended December 31, 2013, 2012, and 2011, BancShares recognized interest expense of $3.3 million, $3.1 million and $4.6 million, respectively, resulting from incremental interest paid to the interest rate swap counterparty, none of which related to ineffectiveness.

The estimated net amount in accumulated other comprehensive loss at December 31, 2013, that is expected to be reclassified into earnings within the next 12 months is a net after-tax loss of $1.9 million.

BancShares monitors the credit risk of the interest rate swap counterparty.

NOTE R
GOODWILL AND INTANGIBLE ASSETS

There was no goodwill activity during 2013 and 2012. Goodwill totaled $102.6 million at December 31, 2013, and 2012, with no impairment recorded during 2013, 2012 and 2011.

GAAP requires that goodwill be tested each year to determine if goodwill is impaired. The goodwill impairment test requires a two-step method to evaluate and calculate impairment. The first step requires estimation of the reporting unit's fair value. If the fair value exceeds the carrying value, no further testing is required. If the carrying value exceeds the fair value, a second step is performed to determine whether an impairment charge must be recorded and, if so, the amount of such charge.

BancShares performs annual impairment tests as of July 31 each year. After the first step for 2013 and 2012, no further analysis was required as there was no indication of impairment.

The following information relates to other intangible assets, all of which are being amortized over their estimated useful lives:

	2013	2012
	(dollars in thousands)	
Balance at January 1	$ 3,556	$ 7,032
Amortization	(2,309)	(3,476)
Balance at December 31	$ 1,247	$ 3,556

Intangible assets generated by FDIC-assisted transactions, which represent the estimated fair value of core deposits and other customer relationships that were acquired, are being amortized over a four-year life on an accelerated basis. The gross amount of other intangible assets and accumulated amortization as of December 31, 2013, and 2012, are:

	2013	2012
	(dollars in thousands)	
Gross balance	$ 18,966	$ 18,966
Accumulated amortization	(17,719)	(15,410)
Carrying value	$ 1,247	$ 3,556

Based on current estimated useful lives and carrying values, BancShares anticipates amortization expense for intangible assets in subsequent periods will be:

Year	Amortization expense
	(dollars in thousands)
2014	$ 1,122
2015	125
	$ 1,247

NOTE S
SHAREHOLDERS' EQUITY, DIVIDEND RESTRICTIONS AND OTHER REGULATORY MATTERS

Various regulatory agencies have established guidelines that evaluate capital adequacy based on risk-weighted adjusted assets. An additional capital computation evaluates tangible capital based on tangible assets. Minimum capital requirements currently set forth by the regulatory agencies require a tier 1 capital ratio of no less than 4 percent of risk-weighted assets, a total capital ratio of no less than 8 percent of risk-weighted assets and a leverage capital ratio of no less than 3 percent of tangible assets. To meet the FDIC's well-capitalized standards, the tier 1 and total capital ratios must be at least 6 percent and 10 percent, respectively, while the leverage ratio must equal 5 percent. Failure to meet minimum capital requirements may result in certain actions by regulators that could have a direct material effect on the consolidated financial statements.

Based on the most recent notifications from its regulators, FCB is well-capitalized under the regulatory framework for prompt corrective action. Management believes that as of December 31, 2013, BancShares and FCB met all capital adequacy requirements to which they are subject and was not aware of any conditions or events that would affect FCB's well-capitalized status.

Following is an analysis of capital ratios for BancShares and FCB as of December 31, 2013, and 2012:

	December 31, 2013			December 31, 2012		
	Amount	Ratio	Requirements to be well-capitalized	Amount	Ratio	Requirements to be well-capitalized
			(dollars in thousands)			
BancShares						
Tier 1 capital	$ 2,109,139	14.92%	6.00%	$ 1,949,985	14.27%	6.00%
Total capital	2,320,792	16.42	10.00	2,179,370	15.95	10.00
Leverage capital	2,109,139	9.82	5.00	1,949,985	9.23	5.00
FCB						
Tier 1 capital	$ 1,983,349	14.14%	6.00%	$ 1,942,101	14.37%	6.00%
Total capital	2,184,461	15.57	10.00	2,163,034	16.00	10.00
Leverage capital	1,983,349	9.36	5.00	1,942,101	9.34	5.00

As of December 31, 2013, BancShares had $93.5 million of trust preferred capital securities included in tier 1 capital. Beginning January 1, 2015, 75 percent of BancShares' trust preferred capital securities will be excluded from tier 1 capital, with the remaining 25 percent phased out January 1, 2016. Elimination of all trust preferred capital securities from the December 31, 2013, capital structure would result in a proforma tier 1 leverage capital ratio of 9.38 percent, a tier 1 risk-based capital ratio of 14.26 percent and a total risk-based capital ratio of 15.76 percent. On a proforma basis assuming disallowance of all trust preferred capital securities, BancShares and FCB continue to remain well-capitalized under current regulatory guidelines.

Tier 2 capital of BancShares and FCB includes qualifying subordinated debt that was issued in 2005 with a scheduled maturity date of June 1, 2015. Under current regulatory guidelines, when subordinated debt is within five years of its scheduled maturity date, issuers must discount the amount included in tier 2 capital by 20 percent for each year until the debt matures. The amount of subordinated debt that qualifies as tier 2 capital totaled $25.0 million as of December 31, 2013, compared to $50.0 million at December 31, 2012. Subordinated debt will be completely removed from tier 2 capital in the second quarter of 2014, one year prior to the scheduled maturity of the subordinated debt.

In July 2013, Bank regulatory agencies approved new global regulatory capital guidelines (Basel) aimed at strengthening existing capital requirements for bank holding companies through a combination of higher minimum capital requirements, new capital conservation buffers and more conservative definitions of capital and balance sheet exposure. When fully implemented in January 2019, the rule includes a minimum ratio of common equity tier 1 capital to risk-weighted assets of 4.5 percent and a common equity tier 1 capital conservation buffer of 2.5 percent of risk-weighted assets, totaling 7.0 percent. The rule also raises the minimum ratio of tier 1 capital to risk-weighted assets from 4.0 percent to 6.0 percent and includes a minimum leverage ratio of 4.0 percent.

Additionally, trust preferred securities and cumulative preferred securities are required to be phased out of tier 1 capital by 2016. The inclusion of accumulated other comprehensive income in tier 1 common equity, as described in the proposed rules, is only applicable for institutions larger than $50 billion in assets.

Management continues to monitor Basel developments and remains committed to managing capital levels in a prudent manner. BancShares' tier 1 common equity ratio based on the current tier 1 capital and risk-weighted assets calculations, excluding trust preferred securities, is 14.26 percent at December 31, 2013, compared to the fully phased-in Federal Reserve standards of 7.00 percent.

BancShares has two classes of common stock—Class A common and Class B common. Shares of Class A common have one vote per share, while shares of Class B common have 16 votes per share.

During the second quarter of 2013, BancShares' board granted authority to purchase up to 100,000 and 25,000 shares of Class A and Class B common stock, respectively, beginning on July 1, 2013, and continuing through June 30, 2014. As of December 31, 2013, no purchases had occurred pursuant to that authorization.

During 2012, the Board of Directors granted authority to purchase up to 100,000 and 25,000 shares of Class A and Class B common stock, respectively, during the period from July 1, 2012, through June 30, 2013. That authority replaced similar plans approved by the Board during 2011 that were in effect during the 12 months preceding July 1, 2012. Pursuant to those plans, during 2012, BancShares purchased and retired an aggregate of 56,276 shares of Class A common stock and 100 shares of Class B common stock.

Additionally, pursuant to separate authorizations, during 2012, BancShares purchased and retired 606,829 shares of Class B common stock in privately negotiated transactions, including purchases of 593,954 shares during December 2012 from a director and certain of her related interests. The December 2012 stock purchase was approved by BancShares' independent directors, after review and recommendation by a special committee of independent directors.

The Board of Directors of FCB may declare a dividend on a portion of its undivided profits as it deems appropriate, subject to the requirements of the FDIC and the General Statutes of North Carolina, without prior regulatory approval. As of December 31, 2013, the amount was $1.41 billion. However, to preserve its well-capitalized status, the maximum amount of the dividend was limited to $781.3 million. Dividends declared by FCB amounted to $131.0 million in 2013, $179.6 million in 2012 and $82.8 million in 2011.

BancShares and FCB are subject to various requirements imposed by state and federal banking statutes and regulations, including regulations requiring the maintenance of noninterest-bearing reserve balances at the Federal Reserve Bank. Banks are allowed to reduce the required balances by the amount of vault cash. For 2013, the requirements averaged $313.4 million.

NOTE T
COMMITMENTS AND CONTINGENCIES

To meet the financing needs of its customers, BancShares and its subsidiaries have financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit, standby letters of credit and recourse obligations on mortgage loans sold. These instruments involve elements of credit, interest rate or liquidity risk.

Commitments to extend credit are legally binding agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and may require payment of fees. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future liquidity requirements. Established credit standards control the credit risk exposure associated with these commitments. In some cases, BancShares requires that collateral be pledged to secure the commitment, including cash deposits, securities and other assets. At December 31, 2013, BancShares had unused commitments totaling $5.84 billion, compared to $5.47 billion at December 31, 2012.

Standby letters of credit are commitments guaranteeing performance of a customer to a third party. Those guarantees are issued primarily to support public and private borrowing arrangements. To minimize its exposure, BancShares' credit policies govern the issuance of standby letters of credit. At December 31, 2013, and 2012, BancShares had standby letters of credit amounting to $54.8 million and $63.1 million, respectively. The credit risk related to the issuance of these letters of credit is essentially the same as that involved in extending loans to clients and, therefore, these letters of credit are collateralized when necessary.

Residential mortgage loans are sold with standard representations and warranties relating to documentation and underwriting requirements for the loans. If deficiencies are discovered at any point in the life of the loan, the investor may require BancShares to repurchase the loan. As of December 31, 2013, and 2012, other liabilities included a reserve of $3.6 million and $4.1 million, respectively, for estimated losses arising from the repurchase of loans under these provisions.

In addition to standard representations and warranties, residential mortgage loans sold with limited recourse liability represent guarantees to repurchase the loans or repay a portion of the sale proceeds in the event of nonperformance by the borrower. The recourse period is generally 120 days or fewer after sale. At December 31, 2013, and 2012, BancShares has sold loans of approximately $156.1 million and $205.9 million, respectively, for which the recourse period had not yet elapsed.

BancShares has recorded a receivable from the FDIC for the expected reimbursement of losses on assets covered under the various loss share agreements. These loss share agreements impose certain obligations on us that, in the event of noncompliance, could result in the delay or disallowance of some or all of our rights under those agreements. Requests for reimbursement are subject to FDIC review and may be delayed or disallowed for noncompliance. The loss share agreements are subject to interpretation by both the FDIC and FCB, and disagreements may arise regarding coverage of losses, expenses and contingencies.

The loss share agreements for four FDIC-assisted transactions include provisions related to contingent payments that may be owed to the FDIC at the termination of the agreements (clawback liability).The clawback liability represents an estimated payment by BancShares to the FDIC if actual cumulative losses on acquired covered assets are lower than the cumulative losses originally estimated by the FDIC at the time of acquisition. The clawback liability is estimated by discounting estimated future payments and is recorded in the Consolidated Balance Sheets as a payable to the FDIC for loss share agreements. As of December 31, 2013, and 2012, the clawback liability was $109.4 million and $101.6 million, respectively.

BancShares and various subsidiaries have been named as defendants in legal actions arising from their normal business activities in which damages in various amounts are claimed. BancShares is also exposed to litigation risk relating to the prior business activities of banks from which assets were acquired and liabilities assumed in the various FDIC-assisted transactions. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, any such liability will not have a material effect on BancShares' consolidated financial statements.

NOTE U
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) included the following as of December 31, 2013, and December 31, 2012:

	December 31, 2013			December 31, 2012		
	Accumulated other comprehensive loss	Deferred tax benefit	Accumulated other comprehensive loss, net of tax	Accumulated other comprehensive income (loss)	Deferred tax expense (benefit)	Accumulated other comprehensive income (loss), net of tax
	(dollars in thousands)					
Unrealized (losses) gains on investment securities available for sale	$ (16,632)	$ (6,541)	$ (10,091)	$ 33,809	$ 13,292	$ 20,517
Unrealized loss on cash flow hedge	(7,220)	(2,786)	(4,434)	(10,398)	(4,106)	(6,292)
Funded status of defined benefit plan	(17,582)	(6,839)	(10,743)	(158,334)	(62,003)	(96,331)
Total	$ (41,434)	$ (16,166)	$ (25,268)	$ (134,923)	$ (52,817)	$ (82,106)

The following table highlights changes in accumulated other comprehensive income (loss) by component for the years ended December 31, 2013, and 2012:

	Unrealized gains and losses on available-for-sale securities[1]	Gains and losses on cash flow hedges[1]	Defined benefit pension items[1]	Total
	(dollars in thousands)			
Balance at January 1, 2012	$ 16,115	$ (6,483)	$ (76,206)	$ (66,574)
Other comprehensive income (loss) before reclassifications	5,807	(1,682)	(26,961)	(22,836)
Amounts reclassified from accumulated other comprehensive income (loss)	(1,405)	1,873	6,836	7,304
Net current period other comprehensive income (loss)	4,402	191	(20,125)	(15,532)
Balance at December 31, 2012	20,517	(6,292)	(96,331)	(82,106)
Other comprehensive income (loss) before reclassifications	(30,608)	(60)	75,082	44,414
Amounts reclassified from accumulated other comprehensive loss	—	1,918	10,506	12,424
Net current period other comprehensive income (loss)	(30,608)	1,858	85,588	56,838
Balance at December 31, 2013	$ (10,091)	$ (4,434)	$ (10,743)	$ (25,268)

[1] All amounts are net of tax. Amounts in parentheses indicate debits.

Details about accumulated other comprehensive loss	Amount reclassified from accumulated other comprehensive loss[1]	Affected line item in the statement where net income is presented
	(dollars in thousands)	
Year ended December 31, 2013		
Unrealized gains and losses on available for sale securities		
	$ —	Securities gains (losses)
	—	Income taxes
	$ —	Net income
Gains and losses on cash flow hedges		
Interest rate swap contracts	$ (3,281)	Long-term obligations
	1,363	Income taxes
	$ (1,918)	Net income
Amortization of defined benefit pension items		
Prior service costs	$ (210)	Employee benefits
Actuarial losses	(16,985)	Employee benefits
	(17,195)	Income before income taxes
	6,689	Income taxes
	$ (10,506)	Net income
Total reclassifications for the period	$ (12,424)	
Year ended December 31, 2012		
Unrealized gains and losses on available for sale securities		
	$ 2,322	Securities gains (losses)
	(917)	Income taxes
	$ 1,405	Net income
Gains and losses on cash flow hedges		
Interest rate swap contracts	$ (3,095)	Long-term obligations
	1,222	Income taxes
	$ (1,873)	Net income
Amortization of defined benefit pension items		
Prior service costs	$ (210)	Employee benefits
Actuarial losses	(11,026)	Employee benefits
	(11,236)	Income before income taxes
	4,400	Income taxes
	$ (6,836)	Net income
Total reclassifications for the period	$ (7,304)	

[1] Amounts in parentheses indicate debits to profit/loss.

NOTE V
SUBSEQUENT EVENTS

On January 1, 2014, FCB completed its merger with 1st Financial Services Corporation (1st Financial) of Hendersonville, NC, and its wholly-owned subsidiary, Mountain 1st Bank & Trust Company (Mountain 1st). The merger allows FCB to expand its presence in Western North Carolina. Mountain 1st had 12 branches located in Asheville, Brevard, Columbus, Etowah, Fletcher, Forest City, Hendersonville, Hickory, Marion, Shelby and Waynesville. Following the merger, FCB applied for permission to close seven Mountain 1st branches due to their proximity to existing FCB branches. Once regulatory approvals have been received, customers have been notified and waiting periods have expired, Mountain 1st branches in Asheville, Brevard, Fletcher, Forest City, Hendersonville, Hickory and Marion will be closed, and customer relationships assigned to those branches will be transferred to the nearest FCB branch.

First Citizens paid $10.0 million to acquire 1st Financial, including payments of $8.0 million to the U.S. Treasury to satisfy 1st Financial's Troubled Asset Relief Program (TARP) obligation and $2.0 million paid to the shareholders of 1st Financial.

The 1st Financial merger was accounted for under the acquisition method of accounting. The purchased assets, assumed liabilities and identifiable intangible assets were recorded at their acquisition date estimated fair values. Fair values are subject to refinement for up to one year after the closing date of the transaction as additional information regarding closing date fair values becomes available.

The following table provides the carrying value of acquired assets and assumed liabilities, as recorded by 1st Financial, the fair value adjustments calculated at the time of the acquisition, and the resulting fair value recorded by FCB.

	January 1, 2014		
	As recorded by 1st Financial	Fair value adjustments	As recorded by FCB
		(dollars in thousands)	
Assets			
Cash and cash equivalents	$ 28,194	$ —	$ 28,194
Investment securities available for sale	246,890	(9,452)	237,438
Loans held for sale	1,183	—	1,183
Restricted equity securities	3,105	671	3,776
Loans	338,170	(21,843)	316,327
Less: allowance for loan losses	(7,796)	7,796	—
Premises and equipment	3,871	(1,185)	2,686
Other real estate owned	12,896	(1,305)	11,591
Intangible asset	—	3,780	3,780
Other assets	16,811	(465)	16,346
Total assets acquired	$ 643,324	$ (22,003)	$ 621,321
Liabilities			
Deposits:			
Noninterest-bearing	$ 152,444	$ —	$ 152,444
Interest-bearing	477,881	1,546	479,427
Total deposits	630,325	1,546	631,871
Federal Funds purchased	406	—	406
Other liabilities	3,392	167	3,559
Total liabilities assumed	634,123	1,713	635,836
Net assets acquired	$ 9,201	$ (23,716)	(14,515)
Cash paid to shareholders			(2,000)
Cash paid to acquire TARP securities			(8,000)
Goodwill recorded for 1st Financial			$ (24,515)

Goodwill recorded for 1st Financial represents future revenues to be derived, including efficiencies that will result from combining operations, and other non-identifiable intangible assets. The 1st Financial transaction is a taxable asset acquisition, and goodwill resulting from the transaction is deductible for income tax purposes.

Merger costs related to the 1st Financial transaction are estimated to be between $6.0 million and $7.0 million.

All loans resulting from the 1st Financial transaction were considered to have deteriorated credit quality at the acquisition date, and are therefore accounted for under ASC 310-30.

For loans acquired from 1st Financial, the contractually required payments including principal and interest, cash flows expected to be collected and fair values as of the acquisition date were:

	January 1, 2014
	(dollars in thousands)
Contractually required payments	$ 413,937
Cash flows expected to be collected	400,326
Fair value at acquisition date	316,327

The recorded fair values of loans acquired in the 1st Financial transaction as of the acquisition date were as follows:

	January 1, 2014
	(dollars in thousands)
Commercial:	
Construction and land development	$ 41,516
Commercial mortgage	123,925
Other commercial real estate	6,698
Commercial and industrial	29,126
Total commercial loans	201,265
Noncommercial:	
Residential mortgage	113,177
Consumer	1,885
Total noncommercial loans	115,062
Total loans acquired from 1st Financial	$ 316,327

NOTE W
PARENT COMPANY FINANCIAL STATEMENTS

Parent Company
Condensed Balance Sheets

	December 31, 2013	December 31, 2012
	(dollars in thousands)	
Assets		
Cash	$ 13,047	$ 2,131
Investment securities available for sale	234,488	237,765
Investment in subsidiaries	2,058,505	1,969,600
Due from subsidiaries	145,666	78,512
Other assets	144,998	83,283
Total assets	$ 2,596,704	$ 2,371,291
Liabilities and Shareholders' Equity		
Short-term borrowings	$ 411,907	$ 399,047
Long-term obligations	96,392	96,392
Other liabilities	11,730	11,845
Shareholders' equity	2,076,675	1,864,007
Total liabilities and shareholders' equity	$ 2,596,704	$ 2,371,291

Parent Company
Condensed Income Statements

	Year ended December 31		
	2013	2012	2011
		(dollars in thousands)	
Interest income	$ 1,387	$ 1,353	$ 1,345
Interest expense	7,065	15,435	21,512
Net interest loss	(5,678)	(14,082)	(20,167)
Dividends from subsidiaries	131,006	179,588	82,812
Other income	3,620	2,843	9,699
Other operating expense	2,344	6,384	5,298
Income before income tax benefit and equity in undistributed net income of subsidiaries	126,604	161,965	67,046
Income tax benefit	(2,095)	(8,417)	(5,531)
Income before equity in undistributed net income of subsidiaries	128,699	170,382	72,577
(Excess distributions) equity in undistributed net income of subsidiaries	39,000	(36,034)	122,451
Net income	$ 167,699	$ 134,348	$ 195,028

Parent Company
Condensed Statements of Cash Flows

	Year ended December 31		
	2013	2012	2011
	(dollars in thousands)		
OPERATING ACTIVITIES			
Net income	$ 167,699	$ 134,348	$ 195,028
Adjustments			
Excess distributions (undistributed) net income of subsidiaries	(39,000)	36,034	(122,451)
Net amortization of premiums and discounts	334	439	203
Gain on retirement of long term obligations	—	—	(9,685)
Securities gains	—	(2,274)	(62)
Gain on sale of other assets	(1,331)	—	—
Other than temporary impairment on securities	—	45	26
Change in other assets	(61,704)	30,761	(20,951)
Change in other liabilities	(2,096)	(10,148)	(1,925)
Net cash provided by operating activities	63,902	189,205	40,183
INVESTING ACTIVITIES			
Net change in due from subsidiaries	(67,154)	42,323	146,463
Purchases of investment securities	(126,197)	(111,409)	(220,387)
Proceeds from sales, calls, and maturities of securities	135,000	112,625	75,151
Investment in subsidiaries	1,489	9,298	—
Net cash (used) provided by investing activities	(56,862)	52,837	1,227
FINANCING ACTIVITIES			
Net change in short-term borrowings	12,860	23,651	4,046
Retirement of long-term obligations	—	(155,305)	(11,815)
Repurchase of common stock	(321)	(103,624)	(24,387)
Cash dividends paid	(8,663)	(15,398)	(12,499)
Net cash provided (used) by financing activities	3,876	(250,676)	(44,655)
Net change in cash	10,916	(8,634)	(3,245)
Cash balance at beginning of year	2,131	10,765	14,010
Cash balance at end of year	$ 13,047	$ 2,131	$ 10,765
Cash payments for			
Interest	$ 6,904	$ 25,574	$ 20,677
Income taxes	102,890	66,453	91,465

EXHIBIT INDEX

2.1	Purchase and Assumption Agreement between Registrant's subsidiary First-Citizens Bank & Trust Company and Federal Deposit Insurance Corporation dated July 17, 2009 (incorporated by reference from Registrant's Form 8-K/A filed February 1, 2010 to Form 8-K dated July 17, 2009)
2.2	Purchase and Assumption Agreement between Registrant's subsidiary First-Citizens Bank & Trust Company and Federal Deposit Insurance Corporation dated September 11, 2009 (incorporated by reference from Registrant's Form 8-K/A filed December 21, 2009 to Form 8-K dated September 11, 2009)
2.3	Purchase and Assumption Agreement between Registrant's subsidiary First-Citizens Bank & Trust Company and Federal Deposit Insurance Corporation dated January 29, 2010 (incorporated by reference from Registrant's Form 8-K/A filed June 9, 2010 to Form 8-K dated January 29, 2010)
2.4	Purchase and Assumption Agreement between Registrant's subsidiary First-Citizens Bank & Trust Company and Federal Deposit Insurance Corporation dated March 5, 2010 (incorporated by reference from Registrant's Form 8-K dated March 5, 2010)
2.5	Purchase and Assumption Agreement between Registrant's subsidiary First-Citizens Bank & Trust Company and Federal Deposit Insurance Corporation dated January 21, 2011 (incorporated by reference from Registrant's Form 8-K dated January 21, 2011)
2.6	Purchase and Assumption Agreement between Registrant's subsidiary First-Citizens Bank & Trust Company and Federal Deposit Insurance Corporation dated July 8, 2011 (incorporated by reference from Registrant's Form 8-K dated July 8, 2011)
3.1	Certificate of Incorporation of the Registrant, as amended (filed herewith)
3.2	Bylaws of the Registrant, as amended (incorporated by reference from Registrant's Form 8-K dated April 27, 2009)
4.1	Specimen of Registrant's Class A Common Stock certificate (incorporated by reference from Registrant's Form 10-K for the year ended December 31, 2008)
4.2	Specimen of Registrant's Class B Common Stock certificate (incorporated by reference from Registrant's Form 10-K for the year ended December 31, 2008)
4.3	Indenture dated June 1, 2005 between Registrant's subsidiary First-Citizens Bank & Trust Company and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference from Registrant's Form 8-K dated June 1, 2005)
4.4	First Supplemental Indenture dated June 1, 2005 between Registrant's subsidiary First-Citizens Bank & Trust Company and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference from Registrant's Form 8-K dated June 1, 2005)
4.5	Amended and Restated Trust Agreement of FCB/NC Capital Trust III (incorporated by reference from Registrant's Form 10-Q for the quarter ended June 30, 2006)
4.6	Guarantee Agreement relating to Registrant's guarantee of the capital securities of FCB/NC Capital Trust III (incorporated by reference from Registrant's Form 10-Q for the quarter ended June 30, 2006)
4.7	Junior Subordinated Indenture dated May 18, 2006 between Registrant and Wilmington Trust Company, as Debenture Trustee (incorporated by reference from Registrant's Form 10-Q for the quarter ended June 30, 2006)
10.1	Executive Consultation, Separation from Service and Death Benefit Agreement between Registrant's subsidiary First-Citizens Bank & Trust Company and Frank B. Holding, Jr. (incorporated by reference from Registrant's Form 8-K dated February 18, 2011)
10.2	Executive Consultation, Separation from Service and Death Benefit Agreement between Registrant's subsidiary First-Citizens Bank & Trust Company and Frank B. Holding (incorporated by reference from Registrant's Form 8-K dated February 3, 2009)
10.3	Executive Consultation, Separation from Service and Death Benefit Agreement between Registrant's subsidiary First-Citizens Bank & Trust Company and Hope Holding Bryant (incorporated by reference to Registrant's Form 8-K dated February 18, 2011)
10.4	Executive Consultation, Separation from Service and Death Benefit Agreement between Registrant's subsidiary First-Citizens Bank & Trust Company and Edward L. Willingham, IV (incorporated by reference to Registrant's Form 8-K dated February 18, 2011)
10.5	Executive Consultation, Separation from Service and Death Benefit Agreement between Registrant's subsidiary First-Citizens Bank & Trust Company and Kenneth A. Black (incorporated by reference to Registrant's Form 8-K dated February 18, 2011)
10.6	Executive Consultation, Separation from Service and Death Benefit Agreement between Registrant's subsidiary, First-Citizens Bank & Trust Company, as successor by merger to IronStone Bank, and James M. Parker (incorporated by reference from Registrant's Form 10-Q for the quarter ended September 30, 2007)
10.7	Executive Consultation, Separation from Service and Death Benefit Agreement between Registrant's subsidiary, First-Citizens Bank & Trust Company, as successor by merger to IronStone Bank, and James M. Parker (incorporated by reference from Registrant's Form 10-K for the year ended December 31, 2008)
10.8	Executive Consultation, Separation from Service and Death Benefit Agreement between Registrant's subsidiary, First-Citizens Bank & Trust Company, as successor by merger to IronStone Bank, and James M. Parker (incorporated by reference from Registrant's Form 8-K dated February 4, 2009)

10.9	Executive Consultation, Separation from Service and Death Benefit Agreement between Registrant's subsidiary, First-Citizens Bank & Trust Company, as successor by merger to IronStone Bank, and James M. Parker (incorporated by reference from Registrant's Form 10-K for the year ended December 31, 2010)
21	Subsidiaries of the Registrant (filed herewith)
24	Power of Attorney (filed herewith)
31.1	Certification of Chief Executive Officer (filed herewith)
31.2	Certification of Chief Financial Officer (filed herewith)
32.1	Certification of Chief Executive Officer (filed herewith)
32.2	Certification of Chief Financial Officer (filed herewith)
99.1	Proxy Statement for Registrant's 2014 Annual Meeting (separately filed)
*101.INS	XBRL Instance Document (filed herewith)
*101.SCH	XBRL Taxonomy Extension Schema (filed herewith)
*101.CAL	XBRL Taxonomy Extension Calculation Linkbase (filed herewith)
*101.LAB	XBRL Taxonomy Extension Label Linkbase (filed herewith)
*101.PRE	XBRL Taxonomy Extension Presentation Linkbase (filed herewith)
*101.DEF	XBRL Taxonomy Definition Linkbase (filed herewith)

* Interactive data files are furnished but not filed for purposes of Sections 11 and 12 of the Securities Act of 1933, as amended, and Section 18 of the Securities Exchange Act of 1934, as amended.

COPIES OF EXHIBITS ARE AVAILABLE UPON WRITTEN REQUEST TO KATHY A. KLOTZBERGER, CORPORATE SECRETARY OF FIRST CITIZENS BANCSHARES, INC.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 26, 2014

FIRST CITIZENS BANCSHARES, INC. (Registrant)

/S/ FRANK B. HOLDING, JR.

Frank B. Holding, Jr.
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons, on behalf of the Registrant and in the capacities indicated on February 26, 2014.

Signature	Title	Date
/s/ FRANK B. HOLDING, JR. **Frank B. Holding, Jr.**	Chairman and Chief Executive Officer	February 26, 2014
Frank B. Holding	Executive Vice Chairman	February 26, 2014
/s/ GLENN D. MCCOY **Glenn D. McCoy**	Vice President and Chief Financial Officer (principal financial officer)	February 26, 2014
/s/ LORIE K. RUPP **Lorie K. Rupp**	Assistant Vice President and Chief Accounting Officer (principal accounting officer)	February 26, 2014
/s/ JOHN M. ALEXANDER, JR. * **John M. Alexander, Jr.**	Director	February 26, 2014
/s/ VICTOR E. BELL, III * **Victor E. Bell, III**	Director	February 26, 2014
/s/ HOPE HOLDING BRYANT * **Hope Holding Bryant**	Director	February 26, 2014
/s/ HUBERT M. CRAIG, III * **Hubert M. Craig, III**	Director	February 26, 2014

Signature	Title	Date
/s/ H. LEE DURHAM, JR. * **H. Lee Durham, Jr.**	Director	February 26, 2014
/s/ DANIEL L. HEAVNER * **Daniel L. Heavner**	Director	February 26, 2014
/s/ LUCIUS S. JONES * **Lucius S. Jones**	Director	February 26, 2014
/s/ ROBERT E. MASON, IV * **Robert E. Mason, IV**	Director	February 26, 2014
/s/ ROBERT T. NEWCOMB * **Robert T. Newcomb**	Director	February 26, 2014
/s/ JAMES M. PARKER * **James M. Parker**	Director	February 26, 2014
/s/ RALPH K. SHELTON * **Ralph K. Shelton**	Director	February 26, 2014

* Glenn D. McCoy hereby signs this Annual Report on Form 10-K on February 26, 2014, on behalf of each of the indicated persons for whom he is attorney-in-fact pursuant to a Power of Attorney filed herewith.

By: /S/ GLENN D. MCCOY

Glenn D. McCoy
As Attorney-In-Fact

First Citizens BancShares, Inc. | 4300 Six Forks Road | Raleigh, North Carolina 27609